As filed with the Securities and Exchange Commission on June 10, 2016

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM F-1

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

LINE Kabushiki Kaisha

(Exact name of Registrant as specified in its charter)

LINE Corporation

(Translation of Registrant’s name into English)

Japan	7370	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Shibuya Hikarie, 27th Floor

21-1 Shibuya 2-chome

Shibuya-ku, Tokyo 150-8510, Japan

+81-3-5155-1008

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

LINE Euro-Americas Corporation

5750 Wilshire Boulevard #640

Los Angeles, CA 90036

+1-323-591-0380

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jinduk Han, Esq. Cleary Gottlieb Steen & Hamilton LLP 19F Ferrum Tower 19 Eulji-ro 5-gil Jung-gu, Seoul 04539, Korea +82-2-6353-8020	Craig B. Brod, Esq. Jeffrey D. Karpf, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 +1-212-225-2000	Alan Cannon, Esq. David Sneider, Esq. Simpson Thacher & Bartlett LLP Ark Hills Sengokuyama Mori Tower, 41st Floor 9-10, Roppongi 1-chome Minato-ku, Tokyo 106-0032 Japan +81-3-5562-6200	Youngjin Sohn, Esq. Simpson Thacher & Bartlett LLP 25th Floor, West Tower Mirae Asset Center 1 Building 26 Eulji-ro 5-gil Jung-gu, Seoul 04539, Korea +82-2-6030-3800

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price (3)	Amount of registration fee
Common stock, no par value (1)(2)	US$708,400,000	US$71,336

(1)	Includes (i) shares of our common stock that a certain representative of the underwriters has the option to purchase to cover over-allotments as well as shares a certain representative of the underwriters may borrow from NAVER Corporation to facilitate settlement during the over-allotment period, if any, and (ii) all shares of our common stock initially offered or sold outside the United States that are thereafter sold or resold in the United States. Offers or sales of our shares or American depositary shares outside the United States are being made pursuant to Regulation S under the Securities Act of 1933, as amended, and are not covered by this registration statement.
(2)	American depositary shares issuable upon deposit of shares of our common stock registered hereby will be registered under a separate registration statement on Form F-6. Each American depositary share will represent all or a specified portion of a share of our common stock.
(3)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell and it is not soliciting an offer to purchase these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED JUNE 10, 2016

PROSPECTUS

LINE Corporation

35,000,000 Shares of Common Stock

in the form of Shares or American Depositary Shares

In our initial public offering, we are offering              shares of our common stock in the form of shares or American depositary shares (“ADSs”) in the United States and elsewhere outside Japan. We refer to this offering as the international offering in this prospectus. Each ADS represents one share of our common stock. Concurrently with the international offering, we are offering              shares of our common stock in Japan. We refer to this offering as the Japanese offering in this prospectus. These offerings are collectively referred to in this prospectus as the global offering. We have granted to Morgan Stanley & Co. LLC, as representative of the international underwriters, and to Nomura Securities Co., Ltd., as representative of the Japanese underwriters, the options, in the aggregate, to purchase up to an additional 5,250,000 shares of our common stock, in each case solely to cover over-allotments.

The reference price per share we have included in our Japanese registration statement is ¥2,800, equivalent to approximately $26.30 per ADS. Based on such amounts, we estimate that the initial public offering price of the ADSs will be between $25 and $28 and the initial public offering price of the shares will be between ¥2,660 and ¥2,980.

Prior to the global offering, there has been no public market for shares of our common stock or ADSs. We have received approval to list and trade shares of our common stock on the Tokyo Stock Exchange under the securities identification code “3938.” We will apply for listing of our ADSs on the New York Stock Exchange under the symbol “LN.”

Investing in our shares of common stock or ADSs involves risks which are described in “Risk Factors” beginning on page 19 of this prospectus.

	Per ADS	Total	Per Share	Total
Public offering price	$	$	¥	¥
Underwriting discounts and commissions(1)	$	$	¥	¥
Proceeds, before expenses, to us	$	$	¥	¥

(1)	For a description of compensation payable to the underwriters, see “Underwriting.”

The figures in the U.S. dollar “Total” column above assume that all shares in the global offering are sold in the form of ADSs, while those in the Japanese yen “Total” column assume that no shares in the global offering are sold in the form of ADSs.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission or any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver shares of our common stock to purchasers in Tokyo through the central clearing system in Japan, known as the Japan Securities Depository Center, Inc. (“JASDEC”), on or around July    , 2016, Tokyo time. The underwriters expect to deliver the ADSs to purchasers in New York through the facilities of The Depository Trust Company on or around July    , 2016, New York time.

Joint Global Coordinators

Morgan Stanley	Nomura
Goldman Sachs Japan Co., Ltd.	J.P. Morgan

Joint Lead Managers and Bookrunners

Morgan Stanley	Goldman, Sachs & Co.	J.P. Morgan	Nomura

The date of this prospectus is             , 2016

[INTENTIONALLY LEFT BLANK]

You should rely only on the information contained in this prospectus or in any related free writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free writing prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock and ADSs only in jurisdictions where such offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock or ADSs.

Until             , 2016 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Each prospective purchaser who places an order for shares or ADSs offered in the international offering consents to the disclosure by the underwriters to us of the prospective purchaser’s identity, the details of such order and the actual amount purchased, if any.

PROSPECTUS SUMMARY

Our Mission and Vision

Our mission is “Closing the Distance” by bringing people closer to each other as well as to a wide variety of information and services.

Our vision is to become the “smart portal” through which users can access the people, information, services, companies and brands that they choose, from anywhere they are and anytime they need to.

Overview

We are a leading global platform for mobile messaging and communication services, content distribution and advertising. Our mobile messaging application, which is the foundation of our LINE platform and operates on all major mobile operating systems, enables our users to communicate through free instant messaging and voice and video calls and serves as a smart portal to our other applications and services. We provide users with access to a wide range of social and interactive content and services that satisfy our users’ individual needs for access to information and entertainment such as mobile games and music through our “content platform,” as well as online-to-offline (“O2O”) services such as payment services and job posting, restaurant reservation and taxi booking services through our “life platform.” We believe that the integration on our LINE platform of content and services offers our users a convenient way to connect and have fun with their family and friends, explore and share their interests and satisfy their daily needs with greater ease, which we believe enriches the user experience and ultimately contributes to higher user loyalty.

Since the introduction of our mobile messaging application in Japan in June 2011, LINE has grown into a global platform with users in more than 230 countries and a strong user base in Asia. Our active user base has grown to 218 million monthly active users (“MAUs”) globally in March 2016, with 152 million MAUs located in our four largest markets of Japan, Taiwan, Thailand and Indonesia. We strive to localize our services to take into account cultural differences and user needs, and we currently provide our services in 19 languages. According to App Annie Inc. (“App Annie”), LINE was the fourth largest application publisher globally for the two years ended March 31, 2016, based on the number of downloads from the Social Networking category on iOS App Store and Social and Communication categories on Google Play, combined. We believe the scale and growth of our global user base provide us with powerful network effects, whereby LINE becomes more valuable to users, driving further user growth and engagement as well as attracting more advertisers and platform partners.

At the heart of our platform is the LINE mobile messaging application, which enables users to communicate with family, friends and other people they care about.

•	We address people’s basic communication needs. We focus on serving users’ everyday communication needs by supplying easy-to-use tools, including chat, voice call and video call, with reliable and secure connectivity wherever they are. In March 2016, our users exchanged an average of 20.4 billion messages per day and our average daily active users (“DAUs”) represented approximately 61.4% of our MAUs globally and 73.0% of our MAUs in our four largest markets of Japan, Taiwan, Thailand and Indonesia, indicating that our services are already a meaningful part of the daily lives of many of our users.

•	We enable closed and real relationship-based communication. We believe that the most rewarding and lasting forms of expression are those involving private, two-way exchanges between people with real relationships, which enhance intimacy and security. Our users can connect with other users they know by directly adding them as friends on LINE or by importing their mobile contact list into LINE. We believe that closer, intimate relationships are integral to the broader social web of activity, representing a more meaningful and influential subset of social networks.

•	We make communication more enriching and expressive. We are a pioneer in the creation and design of Stickers, our larger and more expressive version of emoticons. Users can express their emotions or actions by sending a single Sticker instead of a thread of plain text. We believe that Stickers have made communication both more convenient and more enriching. Our users in aggregate sent an average of 389 million Stickers per day in March 2016.

Our user engagement is driven by such communication being coupled with activities that are an indispensable part of users’ daily lives. LINE has evolved into an extensive platform that provides not only the ability to communicate but also access to a wide range of localized entertainment content and lifestyle services, such as games, video, music, camera and news applications through our content platform as well as O2O services through our life platform, offering our users richer experiences. With an increasing amount of activity on the internet being conducted through mobile applications, we believe that LINE provides a fast, versatile and user-friendly platform for the discovery of content and services in the mobile era. Our broad array of mobile services, combined with our large and highly engaged user base, gives us unique opportunities to offer greater personalization in terms of the service and content offerings by introducing a range of application settings.

We believe that our user base provides attractive marketing opportunities for our advertisers. We provide a variety of targeted and interactive marketing solutions that enable advertisers to promote their brands and amplify their visibility and reach. We offer a wide variety of “messenger ads” or user-initiated advertising solutions that are offered through the LINE messaging application, such as Official Accounts, Sponsored Stickers and LINE Point Ads, allowing advertisers to direct their efforts and communication in a more targeted manner. We also offer impression-based “performance ads” such as Timeline Ads and other advertisements that utilize our various communication and content offerings, allowing advertisers to effectively reach a larger number of LINE users. Our performance ads have become our fastest growing advertisement products.

We generate revenues in a variety of ways and from various participants active on the LINE platform. Our revenues are primarily generated from games, Stickers and advertising services on the LINE platform, as well as from advertising on our web portals. We generated revenues of ¥39,586 million in 2013, ¥86,366 million in 2014, ¥120,406 million in 2015 and ¥33,456 million in the first three months of 2016. For the two years ended March 31, 2016, according to App Annie, LINE ranked as the world’s largest mobile publisher based on non-game gross revenue from iOS App Store and Google Play, combined.

Our User Base

Since its launch in Japan in June 2011, our LINE messaging service has attracted users from around the world. Today, we believe LINE is the leading mobile messaging application in Japan, Taiwan and Thailand in terms of numbers of users, and we have gained substantial numbers of users in other parts of Asia, including Indonesia, Hong Kong, Singapore, Malaysia and Myanmar. In recent quarters, we focused our marketing efforts on our key countries as a part of our increased emphasis on monetization in markets where we have achieved leading market positions, which has led to an increase in our MAUs in our four key countries of Japan, Taiwan, Thailand and Indonesia as well as overall MAUs. We plan to continue to focus on areas in which we enjoy competitive advantages and to allocate resources effectively.

According to App Annie, for the three months ended March 31, 2016, our LINE messaging application was the largest mobile application in Japan, Taiwan and Thailand in terms of MAUs both on iOS App Store and on Google Play, and the second and third largest mobile application in Indonesia on iOS App Store and Google Play, respectively. In September 2015 our LINE messaging application had the largest share of the total time spent on smartphones in Japan, accounting for 10.4% of the total time spent on all mobile phone applications during the month, according to data released by The Nielsen Company (“Nielsen”) in November 2015.

Source: Nielsen Mobile NetView, Sep. 2015

Our Value Proposition for Our Users

Communicate with people you know in real life.  We provide free mobile communication tools that allow our users to connect with their friends, family and others that they care about in a private and intimate way.

Choose the way you communicate.  Our users can send instant messages to, or chat with, a friend while watching TV, call their colleagues while traveling on business, or enjoy video calls with their family members who are residing overseas. Our Timeline provides users with open access to, and the ability to share, a broad range of content with other users, and our low-cost voice over internet protocol (“VoIP”) service allows users to place calls to mobile and fixed phone lines.

Know that you have been heard.  Our messaging tool provides the sender with confirmation whether their message has been read, and recipients are notified and reminded of unread messages specifically directed to them.

Be creative and expressive.  We continue to be a pioneer and leader in the creation and design of Stickers. Users are able to colorfully express their emotions in the form of a single Sticker, which depicts LINE - developed characters or third-party characters or celebrities. Users can also design and distribute their own Stickers through our Creators Market service.

Discover attractive content.  Our content platform introduces users to a host of highly appealing, localized content to enrich their daily lives, including games, news, music, video and more. The LINE characters we have created, such as Brown the Bear and Cony the Rabbit, are widely recognized within Japan, Taiwan, Thailand and Korea and are receiving increasing recognition in other regions of the world. In particular, our LINE Friends characters have recently become popular in China and Hong Kong, where we have established retail stores to leverage their popularity.

Share the fun.  Users on our platform can share mobile games and other applications that they enjoy with their friends directly through a chat or by posting on their Timelines. For example, our users can see how their scores compare against their friends’ scores on their favorite games and send each other in-game purchased virtual items or pictures taken and decorated with Stickers on our camera application. Our LINE Music service enables users to share songs with their friends or add songs to their Timelines, bringing interaction to an otherwise isolated activity.

Enjoy one-stop access.  Users are able to satisfy many of their mobile needs through our life platform, which provides seamless access and navigation across a wide range of applications and services that we provide. Through our smart portal, users in Japan, for example, are able to book taxis, make restaurant reservations, check job postings, get tailored news updates, purchase and read comic books and make individual and group calls. We believe that utilization of the LINE messaging application as a smart portal to the applications and services we offer on our life platform serves as an easy and convenient one-stop navigation path for mobile users.

Our Value Proposition for Our Advertisers and Business Partners

Large user base and high level of engagement.  Our platform provides a powerful medium through which advertisers can reach our large user base, thereby amplifying their visibility. By integrating our advertising products with our messaging application, we allow advertisers to benefit from the high level of user engagement driven by communication, which has become indispensable to many people’s daily lives.

Impactful and targeted reach.  We offer advertisers a variety of ways to connect with our users. We offer opt-in products such as Official Accounts, Sponsored Stickers, LINE@ and LINE Point Ads, which we call “messenger ads,” that allow advertisers to engage only those users who have voluntarily initiated such engagement, such as by adding an advertiser as a LINE friend, allowing advertisers to direct their efforts in a more targeted manner. In addition to these user-initiated advertising products, we offer targeted native mobile advertising across our content products such as Timeline, LINE News and LINE Live, which we call “performance ads” and which do not require users to opt in, allowing advertisers to effectively reach a larger number of LINE users.

Business solutions.  The LINE platform provides business partners with solutions beyond simply an advertising medium. For example, Business Connect allows businesses to develop customized applications that can be offered on the LINE platform, and LINE@ enables small- and medium-sized enterprises (“SMEs”) to communicate with customers through LINE chat messages. We focus on developing new opportunities for our business partners to leverage the LINE platform and our user base.

Our Value Proposition for Our Platform Partners

Real relationship-based social distribution.  Content providers on our platform, such as application developers, not only are able to utilize our social distribution platform but also benefit from our real relationship-based user base to maximize their distribution efforts. We believe that real relationship-based sharing of experiences enhances the legitimacy of user recommendations and amplifies the benefits of network effects.

Direct sales platform.  Our content platform functions as a direct publishing platform for various content, including games, video, music and online comic books, which has contributed to LINE becoming a leading game publisher, as well as non-games content publisher, on iOS App Store and Google Play.

Proven distribution channel of scale.  We provide content providers with access to our large and highly engaged global user base and the benefits of our continued expansion. For example, we distribute and maintain a line-up of quality games that are enjoyed by millions of users globally. As of March 31, 2016, our games exceeded a combined 654 million downloads, including 14 games that exceeded 10 million downloads each.

Online to Offline Integration. Our life platform provides traditionally offline service providers, such as taxi booking services, beauty salons, travel agencies and restaurants, the ability to appeal to more LINE users by offering aspects of their services online, increasing user engagement and convenience.

Our Market Opportunity

Mobile Messaging and Social Networking Opportunity

Mobile messaging and social networking are some of the most frequent activities of mobile internet users as they have emerged as a new means of connecting people online. For the two years ended March 31, 2016, according to App Annie, mobile messaging applications constituted four of the top ten applications excluding games based on the number of downloads from iOS App Store and Google Play, combined; two of the remaining six were social networking applications.

Advertising Market Opportunity

Digital advertising accounted for 20.1% of the total advertising market in Japan in 2015, which was lower than the corresponding percentages in each of the United States, China, the United Kingdom and Germany, according to International Data Corporation (“IDC”).

Source: IDC

From 2015 to 2020, the digital advertising markets in Taiwan, Thailand and Indonesia are projected to grow from $0.5 billion to $0.7 billion, from $0.3 billion to $0.5 billion and from $0.4 billion to $1.0 billion, respectively, according to IDC.

Mobile messaging and social networking platforms enable advertisers to execute highly targeted marketing initiatives and therefore are well-positioned to capture a greater share of advertising spending. The global mobile advertising market is projected to increase from $47.6 billion in 2015 to $173.6 billion in 2020, and the Asian mobile advertising market is projected to increase from $13.5 billion in 2015 to $55.6 billion in 2020 with the Japanese mobile advertising market projected to increase from $2.8 billion in 2015 to $5.3 billion in 2020, according to data released by IDC in April 2016.

Source: IDC

Content Market Opportunity

We believe that people are increasingly using mobile content to enrich their interpersonal relationships and social experiences. Consumer spending on paid content on mobile devices globally is projected to increase from $75.6 billion in 2015 to $256.0 billion in 2020, according to data released by IDC in April 2016.

Our business benefits from the size and growth of the content market in our four key countries of Japan, Taiwan, Thailand and Indonesia. According to App Annie, Japan was the world’s largest market in terms of the amount of revenue on iOS App Store and Google Play in 2015, combined. According to IDC, from 2015 to 2020, consumer spending on paid content on mobile devices is expected to grow at a compound annual growth rate (“CAGR”) of 3.3%, 16.4% and 29.9%, from $5.2 billion to $6.1 billion, from $2.6 billion to $5.5 billion and from $2.7 billion to $10.0 billion in Taiwan, Thailand and Indonesia, respectively.

Our Strategies

Continue to Grow Our User Base and Enhance User Engagement

We aim to continue to grow our user base with a strategic focus on Asia and markets where we believe we are uniquely positioned to attract new smartphone users and build a leading position. We aim to penetrate targeted markets by introducing localized services and products that appeal to the cultural tastes and differentiated demands of each region. In our largest market of Japan, we plan to commence operations as a Mobile Virtual Network Operator (“MVNO”) in order to promote the use of smartphones in Japan and further increase our potential user base.

We strive to offer services and products that users find useful, reliable and entertaining, in order to enrich the user experience and encourage engagement. We believe that the social and interactive features of our services and products are integral to achieving high levels of user engagement, and continue to develop services and products designed to allow users a broad range of expression and opportunities for interaction. We also continue to introduce a wide range of localized content and services that further encourage users to integrate LINE into their daily lives. For example, LINE Live, a real-time video streaming service, and LINE TV, an on-demand video service, provide information and entertainment catered to each region, and LINE Pay and LINE Points, our mobile payment service and rewards programs, enable users to further converge their online and offline activities using our platform.

Expand and Improve Our Platform for Users and Content Providers

Our LINE platform integrates mobile messaging services with a wide range of social and interactive content. We intend to build upon our strength in mobile messaging services to develop and broaden our spectrum of content offerings on our LINE platform as well as integrate offline services in order to further enrich the user experience. For example, we offer a variety of LINE Games, which are popular among casual game players, and plan to expand our game portfolio to include more immersive role-playing games in order to broaden our appeal to diverse user groups. We are also enabling more cross-application interactions, such as posting LINE Music tracks to a user’s Timeline and sending in-game items from LINE Games to other users. In addition to serving as a portal to other content, our LINE messaging application encourages closer, intimate relationships through free instant messaging combined with the use of fun, expressive Stickers.

Offer a Differentiated Marketing Platform for Advertisers

We continue to enhance and broaden the range of our advertising services and products in order to enhance the appeal of LINE as an advertising platform and ultimately attract more advertisers. We intend to strengthen our ability to utilize data analytics and other technologies in order to provide more targeted and interactive advertising solutions that enable advertisers to best promote their brands and products and amplify their visibility and reach. For example, we recently introduced Timeline Ads to allow advertisers to reach a larger number of LINE users by posting advertisements on users’ Timelines, and implemented a new advertisement distribution system based on Hike, a smartphone native advertising platform that utilizes demographic and interest based targeting and real-time bidding to optimize online advertising inventory. We intend to attract additional business partners by introducing new and more comprehensive business solutions, such as Business Connect and LINE@, that help business partners integrate their online and offline advertising to better reach and communicate with customers. For larger businesses, we plan to launch our Official Web App designed to seamlessly incorporate their existing web services with LINE and to allow them to connect with our users with greater ease through automatic login and personalized push notifications. For SMEs, which may have limited or no web service capability, we plan to launch our SME Partnership Program, which is designed to help SMEs achieve better results by engaging with LINE users through aggregation services they already use.

Further Monetize Our User Base and User Traffic

We constantly explore and pursue new opportunities to monetize our user base. We focus our monetization and underlying marketing efforts on markets and regions where we have achieved a leading position. We intend to enhance and develop our content offerings and marketing solutions designed to capture increased monetization opportunities across our platforms.

Pursue Strategic Investments and Alliances

To develop and expand an ecosystem around our LINE platform, we intend to pursue strategic investments, acquisitions and alliances, in order to grow our user base and engagement and to introduce complementary services and products outside of our current content offerings. We also plan to selectively partner with leading content providers and service providers where such partnership would enable us to deliver a range of high-quality services through our LINE platform, leveraging our brand recognition and strong positioning as the leading messaging application in our key markets. For example, we have established a joint venture with transcosmos inc., an outsourcing service provider in Japan, to offer our business accounts customer support solutions utilizing one-to-one LINE chats.

Summary Risk Factors

Our business is subject to numerous risks described in the section entitled “Risk Factors” and elsewhere in this prospectus. You should carefully consider these risks before making an investment. Some of these risks include:

•	If we fail to retain existing users or add new users, or if our users decrease their level of engagement with LINE, our revenue, financial results and business may be significantly harmed;

•	We may not be successful in our efforts to monetize our products and services;

•	Our business operates in an industry that is highly competitive, and competition presents an ongoing threat to the success of our business;

•	We may not be successful if we are not able to develop new products and services in a timely and cost-effective manner that address rapidly evolving user preferences, and any new products and services we develop may expose us to new risks;

•	Japan is our largest market in terms of revenue, and our current business and future growth could be materially and adversely affected if we experience a decline in users or user engagement in Japan;

•	We generate a substantial portion of our revenues from our advertising products. The loss of our advertisers, reduction in spending by our advertisers or failure to achieve market acceptance of new advertising products and services could negatively affect our business;

•	We generate a substantial portion of our revenues from a small number of our mobile games and rely on third-party game developers. We must continue to offer games that attract and retain a significant number of users, or otherwise our business, financial condition and results of operations could be negatively affected;

•	We generate a substantial portion of our revenues from our sale of Stickers, which is an evolving market, and if the popularity of Stickers declines from its current level in Japan or is not widely replicated in other markets, our business and future growth could be negatively affected;

•	We plan to continue expanding our global operations into markets in which we have limited operating experience and, as a result, may become subject to increased business and economic risks, which could adversely affect our business, financial condition and results of operations;

•	Our acquisitions and investments may not be successful in achieving their intended goals and could harm our business, financial condition and results of operations;

•	Our parent, NAVER Corporation, offers a variety of products and services to internet users and advertisers, and the absence of contractually delineated spheres of operations means that competition and conflicts of interest between us and NAVER Corporation could arise in the future;

•	Overlapping management and business relationships with NAVER Corporation, our parent, may adversely impact our business;

•	There will be a gap of three business days between pricing and trading of our ADSs and a gap of four business days between pricing and trading of shares of our common stock, which means you will not be able to sell or otherwise trade shares of our common stock or ADSs during those periods; and

•	In the past, we had identified material weaknesses in our internal control over financial reporting, which we have since remediated. If we fail to establish and maintain effective internal control over financial reporting in the future, the accuracy and timeliness of our financial reporting may be adversely affected, which could cause investors to lose confidence in our reported financial information and may lead to a decline in the trading price of shares of our common stock and ADSs.

Our History and Corporate Information

We were incorporated as a joint-stock corporation in Japan in September 2000. We began as an online game company and engaged in the development and distribution of online games under the Hangame brand. We subsequently expanded our business to portal services and acquired livedoor Co., Ltd., a Japanese internet portal company, in May 2010.

In June 2011, we launched the LINE messaging application to the public in Japan, followed by launches in other Asian countries. We initially focused on building our user base in Japan, but shortly afterwards began to actively conduct marketing efforts in other parts of Asia, where we believed there was significant market potential based on the relatively low level of smartphone penetration in a relatively large and growing population size. In order to more effectively pursue global expansion outside of Japan, we incorporated LINE Plus Corporation, which provides sales and marketing services for the LINE platform outside of Japan, in Korea in February 2013.

In February 2013, our board of directors decided to focus our business on the operation and expansion of the LINE platform and to dispose of our Hangame business along with related entities. We disposed of all of our interest in the Hangame business along with related entities (through the newly created NHN Japan Corporation) in the form of a non-cash dividend to NAVER Corporation in April 2013. In September 2014, as a part of our continued focus on the expansion of the LINE platform, our board of directors decided to dispose of our data management business, which consisted of DataHotel Co., Ltd., a wholly-owned subsidiary, and the data management business was subsequently sold to a subsidiary of NHN Entertainment Corporation, a Korean online game portal company that was spun off from NAVER Corporation in August 2013.

NAVER Corporation currently owns 100% of the outstanding shares of our capital stock. NAVER Corporation is a leading internet company in Korea and listed on the KOSPI Market of the Korea Exchange. See “Principal Shareholder.”

Our principal executive offices are located at Shibuya Hikarie, 27th Floor, 21-1 Shibuya 2-chome, Shibuya-ku, Tokyo 150-8510, Japan, and our telephone number is +81-3-5155-1008. Our English website address is http://linecorp.com/en/. The information on, or that can be accessed through, our website is not part of this prospectus.

The Global Offering

Global offering	35,000,000 shares of our common stock (including shares represented by ADSs).

International offering	shares of our common stock, deliverable in the form of shares or ADSs, to be offered in the United States and elsewhere outside Japan.

Japanese offering	shares of our common stock.

Total shares of common stock to be outstanding after the global offering	209,992,000 shares of our common stock (including shares represented by ADSs).

Over-allotment options	We have granted to Morgan Stanley & Co. LLC, as representative of the international underwriters, and to Nomura Securities Co., Ltd., as representative of the Japanese underwriters, the options, in the aggregate, to purchase up to an additional 5,250,000 shares of our common stock, in each case solely to cover over-allotments. Such options may be exercised independently of each other. An affiliate of Morgan Stanley & Co. LLC as representative of the international underwriters, and Nomura Securities Co., Ltd., as representative of the Japanese underwriters, will enter into stock borrowing agreements with NAVER Corporation solely to facilitate settlement by the underwriters of over-allotments, if any. The affiliate of Morgan Stanley & Co. LLC and Nomura Securities Co., Ltd. are obligated to return all borrowed shares to NAVER Corporation concurrently with the expiration of the over-allotment options. See “Underwriting.”

Use of proceeds	The primary purposes of the global offering are financing our business expansion, which may include investment, acquisition or strategic cooperation to expand our user base or procure additional content for the LINE platform, as well as marketing new products and services and repaying outstanding debt.

Sales to designated purchaser	The LINE Employee Shareholding Association will purchase shares of our common stock in the Japanese offering as a designated purchaser.

Lock-up agreements	We, NAVER Corporation, certain of our and our subsidiaries’ directors and officers, the LINE Employee Shareholding Association and Mr. Joon Ho Lee, our former director, have agreed with the joint global coordinators (and, in the case of the LINE Employee Shareholding Association, the joint global coordinators and the Japanese joint lead managers named in the Japanese underwriting agreement) to restrictions on any sale of shares of our common stock or ADSs during the period beginning on the date of this prospectus and ending on the date that is 180 days from and including the date of delivery of the shares in the global offering, subject to the limited exceptions described in “Underwriting.”

Timing of global offering	The following is the anticipated timetable of various events in the global offering (Tokyo time, unless otherwise indicated):

Pricing of global offering	July 11, 2016

Japanese subscription period commences	July 12, 2016

Japanese subscription period closes	July 13, 2016

Trading of ADSs commences on the New York Stock Exchange	July 14, 2016 (New York time)

Delivery of shares through JASDEC	July 15, 2016

Trading of shares of our common stock commences on the Tokyo Stock Exchange	July 15, 2016

Delivery of ADSs through the facilities of The Depository Trust Company	July 15, 2016 (New York time)

Trading of ADSs on the New York Stock Exchange will not commence until three business days from the date of pricing of the global offering. Trading of shares of our common stock on the Tokyo Stock Exchange will then commence the business day following commencement of trading of ADSs on the New York Stock Exchange.

In addition, delivery of shares of our common stock and ADSs is expected to occur later than three business days after the date of pricing of the global offering. Because of the longer settlement period, purchasers who wish to trade shares of our common stock or ADSs on or soon after pricing may need to specify alternative settlement arrangements to prevent a failed settlement.

The closing for the sale of shares or ADSs in the international offering is conditioned upon the closing of the Japanese offering and vice versa.

The ADSs	Each ADS represents one share of our common stock. The ADSs will be evidenced by American depositary receipts (“ADRs”).

The depositary will be the holder of the shares of our common stock underlying the ADSs and you will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

You may surrender your ADSs to the depositary to withdraw the shares of our common stock underlying your ADSs. The depositary will charge you a fee for such an exchange.

We may amend or terminate the deposit agreement for any reason without your consent. Any amendment that imposes or increases fees or charges or that materially prejudices any substantial existing right you have as an ADS holder will not become effective as to outstanding ADSs until 30 days after notice of the amendment is given to ADS holders. If an amendment becomes effective, you will be bound by the deposit agreement, as amended, if you continue to hold your ADSs.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Listings	We will apply for listing of the ADSs on the New York Stock Exchange under the symbol “LN.” We have received approval to list and trade shares of our common stock on the Tokyo Stock Exchange under the securities identification code of “3938.”

Depositary for the ADSs	JPMorgan Chase Bank, N.A.

Controlled company	NAVER Corporation, our parent currently holding 100% of the outstanding shares of our capital stock and which after our initial public offering will control approximately 83.3% (before exercise of any over-allotment options) of the voting power of our outstanding capital stock, will have the ability to control the outcome of matters submitted to our shareholders for approval, including the election of our directors and significant corporate transactions such as a merger. Because NAVER Corporation controls a majority of the voting power of our outstanding capital stock, we will be a “controlled company” within the meaning of the New York Stock Exchange corporate governance rules. As a controlled company, we are eligible to and, in the event we no longer qualify as a foreign private issuer, we intend to elect not to comply with certain of the New York Stock Exchange corporate governance standards.

Summary Financial and Operating Data

You should read the summary financial and operating data below in conjunction with “Unaudited Pro Forma Financial Information,” “Selected Historical Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and related notes included in this prospectus.

The consolidated statement of financial position data as of December 31, 2014 and 2015 and the consolidated statement of profit or loss data for the years ended December 31, 2013, 2014 and 2015 have been derived from our audited consolidated financial statements and related notes included in this prospectus. These audited consolidated financial statements and related notes have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). The interim condensed consolidated statement of financial position data as of March 31, 2016 and the interim condensed consolidated statement of profit or loss data for the three months ended March 31, 2015 and 2016 have been derived from our unaudited consolidated financial statements and related notes included in this prospectus. The unaudited interim condensed consolidated financial statements and related notes have been prepared on the same basis as the audited consolidated financial statements and related notes and reflect, in the opinion of management, all adjustments of a normal recurring nature that are necessary for a fair statement of unaudited interim condensed consolidated financial statements.

The information set forth below is not necessarily indicative of the results of future operations, and the results in the first three months of the year ending December 31, 2016 are not necessarily indicative of results to be expected for the full year or any other period.

Consolidated Statement of Profit or Loss Data

	For the year ended December 31,				For the three months ended March 31,
	2013	2014	2015	2015(1)	2015	2016	2016(1)
	(in millions of yen and millions of U.S. dollars, except share and per share data)
Revenues and other operating income:
Revenues	¥39,586	¥86,366	¥120,406	$1,071	¥28,104	¥33,456	$298
Other operating income	69	296	474	4	117	660	5

Total revenues and other operating income	39,655	86,662	120,880	1,075	28,221	34,116	303

Operating expenses:
Payment processing and licensing expenses	(9,606)	(20,598)	(28,742)	(256)	(6,225)	(7,750)	(69)
Employee compensation expenses	(8,490)	(18,289)	(35,572)	(316)	(7,574)	(9,393)	(84)
Marketing expenses	(17,202)	(18,069)	(16,596)	(148)	(4,780)	(2,307)	(21)
Infrastructure and communication expenses	(2,537)	(4,492)	(7,712)	(69)	(1,663)	(1,782)	(16)
Authentication and other service expenses	(4,914)	(7,874)	(12,133)	(108)	(2,398)	(2,897)	(26)
Depreciation and amortization expenses	(1,330)	(2,370)	(3,733)	(33)	(764)	(968)	(9)
Other operating expenses	(3,313)	(8,555)	(14,432)	(128)	(3,393)	(3,681)	(31)

Total operating expenses	(47,392)	(80,247)	(118,920)	(1,058)	(26,797)	(28,778)	(256)

Profit (loss) from operating activities	(7,737)	6,415	1,960	17	1,424	5,338	47

Finance income	67	86	71	1	23	27	0
Finance costs	(39)	(137)	(106)	(1)	(24)	(24)	(0)
Share of loss of associates	(243)	(167)	(205)	(2)	(23)	(63)	(1)
Gain (loss) on foreign currency transactions, net	(373)	66	(520)	(5)	(64)	(569)	(5)
Other non-operating income	7	—	157	1	14	21	0
Other non-operating expenses	—	—	(1,887)	(16)	(165)	(587)	(4)

Profit (loss) before tax from continuing operations	(8,318)	6,263	(530)	(5)	1,185	4,143	37

Income tax benefits (expenses)	648	(7,151)	146	1	(2,942)	(2,737)	(24)

Profit (loss) for the period from continuing operations	(7,670)	(888)	(384)	(4)	(1,757)	1,406	13

Profit (loss) from discontinued operations, net of tax	1,279	2,892	(7,588)	(67)	(148)	(1,640)	(15)

Profit (loss) for the period	¥(6,391)	¥2,004	¥(7,972)	$(71)	¥(1,905)	¥(234)	$(2)

Attributable to:
The shareholder of the Company	(764)	4,207	(7,582)	(68)	(1,888)	(122)	(1)
Non-controlling interests(2)	(5,627)	(2,203)	(390)	(3)	(17)	(112)	(1)

Earnings per share:
Basic profit (loss) for the period attributable to the shareholder of the Company	¥(4.36)	¥24.05	¥(43.33)	$(0.39)	¥(10.79)	¥(0.70)	$(0.01)
Diluted profit (loss) for the period attributable to the shareholder of the Company	(4.36)	22.14	(39.12)	(0.35)	(10.79)	(0.63)	(0.01)
Earnings per share from continuing operations
Basic profit (loss) from continuing operations attributable to the shareholder of the Company	(11.67)	7.52	0.04	0.00	(9.95)	8.67	0.08
Diluted profit (loss) from continuing operations attributable to the shareholder of the Company	(11.67)	6.92	0.03	0.00	(9.95)	7.79	0.07
Earnings per share from discontinued operations
Basic profit from discontinued operations attributable to the shareholder of the Company	7.31	16.53	(43.37)	(0.39)	(0.84)	(9.37)	(0.09)
Diluted profit from discontinued operations attributable to the shareholder of the Company	7.31	15.22	(39.15)	(0.35)	(0.84)	(8.42)	(0.08)
Basic weighted average shares outstanding	174,992,000	174,992,000	174,992,000	174,992,000	174,992,000	174,992,000	174,992,000
Diluted weighted average shares outstanding	174,992,000	190,024,846	193,797,566	193,797,566	174,992,000	194,745,768	194,745,768

(1)	For convenience, the Japanese yen amounts are expressed in U.S. dollars at the rate of ¥112.42 per US$1.00, the noon buying rate of the Federal Reserve Bank of New York for Japanese yen in effect on March 31, 2016.

(2)	For each of the years ended December 31, 2013 and 2014, the non-controlling interests were mainly held by NAVER Corporation, our shareholder.

Consolidated Statement of Financial Position Data

	As of December 31,			As of March 31,
	2014	2015	2015	2016	2016
	(in millions of yen and millions of U.S. dollars)
Cash and cash equivalents	¥20,254	¥33,652	$299	¥35,082	$312
Trade and other receivables	24,223	27,248	242	23,632	210
Property and equipment	9,656	10,501	93	9,974	89
Total assets	85,664	122,159	1,087	118,621	1,055
Total liabilities	73,153	104,626	931	99,397	884
Total shareholder’s equity	12,511	17,533	156	19,224	171
Equity attributable to the shareholder of the Company	12,496	17,743	158	19,616	174
Equity attributable to non-controlling interests	15	(210)	(2)	(392)	(3)

Supplemental Financial Information

	For the year ended December 31,				For the three months ended March 31,
	2013	2014	2015	2015	2015	2016	2016
	(in millions of yen and millions of U.S. dollars)
Adjusted EBITDA(1)	¥(5,603)	¥11,760	¥16,906	$150	¥4,475	¥8,800	$78
Adjusted profit (loss) for the period(1)	(6,911)	1,975	10,266	91	411	3,790	34

(1)	See “— Non-IFRS Measures” below.

Non-IFRS Measures

We use non-IFRS financial measures such as adjusted EBITDA and adjusted profit (loss) for the period in evaluating our financial and operating results and for financial and operational decision making purposes.

We believe that adjusted EBITDA and adjusted profit (loss) for the period help identify underlying trends in our business that could otherwise be distorted by the effect of the income or expenses that we exclude in calculating adjusted EBITDA and adjusted profit (loss) for the period. We believe that adjusted EBITDA and adjusted profit (loss) for the period provide useful information about our financial and operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision making.

Adjusted EBITDA and adjusted profit (loss) for the period should not be considered in isolation or construed as an alternative to profit (loss) from operating activities, profit (loss) for the period, cash flows or any other measure of performance or as an indicator of our financial or operating performance. Adjusted EBITDA and adjusted profit (loss) for the period presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Adjusted EBITDA represents profit (loss) from operating activities (which does not include finance income, finance costs, share of profit or loss of associates, gain (loss) on foreign currency transactions, net, other non-operating income and expenses, income tax benefits or expenses and profit (loss) from discontinued operations, net of tax) before certain non-cash expenses, consisting of share-based compensation expenses and depreciation and amortization expenses.

Adjusted profit (loss) for the period represents profit (loss) for the period before share-based compensation expenses, tax impact of share-based compensation expenses and profit (loss) from discontinued operations, net of tax.

The table below sets forth a reconciliation of our profit (loss) from operating activities to adjusted EBITDA for the periods indicated:

	For the year ended December 31,				For the three months ended March 31,
	2013	2014	2015	2015	2015	2016	2016
	(in millions of yen and millions of U.S. dollars)
Profit (loss) from operating activities	¥(7,737)	¥6,415	¥1,960	$17	¥1,424	¥5,338	$47
Add: Share-based compensation expenses	804	2,975	11,213	100	2,287	2,494	22
Add: Depreciation and amortization expenses	1,330	2,370	3,733	33	764	968	9

Adjusted EBITDA	¥(5,603)	¥11,760	¥16,906	$150	¥4,475	¥8,800	$78

The following table sets forth a reconciliation of our profit (loss) for the period to adjusted profit (loss) for the periods indicated:

	For the year ended December 31,				For the three months ended March 31,
	2013	2014	2015	2015	2015	2016	2016
	(in millions of yen and millions of U.S. dollars)
Profit (loss) for the period	¥(6,391)	¥2,004	¥(7,972)	$(71)	¥(1,905)	¥(234)	$(2)
Add: Share-based compensation expenses	804	2,975	11,213	100	2,287	2,494	22
Subtract: Tax impact of share-based compensation expenses	(45)	(112)	(563)	(5)	(119)	(110)	(1)
Subtract: Profit (loss) from discontinued operations, net of tax	(1,279)	(2,892)	7,588	67	148	1,640	15

Adjusted profit (loss) for the period	¥(6,911)	¥1,975	¥10,266	$91	¥411	¥3,790	$34

Summary Operating Data

	For the month of
	Mar. 2013	Jun. 2013	Sep. 2013	Dec. 2013	Mar. 2014	Jun. 2014	Sep. 2014	Dec. 2014	Mar. 2015	Jun. 2015	Sep. 2015	Dec. 2015	Mar. 2016
	(in millions)
Total MAUs(1)	75	94	125	137	159	170	179	190	205	211	212	215	218
Japan	31	35	39	41	45	47	49	51	54	55	57	58	61
Taiwan, Thailand and Indonesia	22	28	34	38	44	49	54	62	70	76	81	87	91
Total MPUs(2)	2.6	3.7	3.7	4.1	5.4	6.7	7.0	8.2	7.5	7.9	8.2	8.8	8.4

(1)	Represents the number of user accounts that (i) accessed the LINE messaging application or any LINE Game through mobile devices; (ii) sent messages through the LINE messaging application from personal computers; or (iii) sent messages through any other LINE application from mobile devices, in each case at least once during the month indicated.
(2)	Represents the number of user accounts that made (i) a payment for Stickers, Themes or LINE Out on the LINE messaging application through mobile devices or personal computers or (ii) a payment relating to any LINE Game through mobile devices, in each case at least once during the month indicated.

Conventions Used in This Prospectus

Except where the context otherwise requires or unless otherwise specified, and for purposes of this prospectus only:

•	“daily active users” or “DAUs” refers to the number of user accounts that (i) accessed the LINE messaging application or any LINE Game through mobile devices; (ii) sent messages through the LINE messaging application from personal computers; or (iii) sent messages through any other LINE application from mobile devices, in each case at least once during a given day;

•	“Japanese yen,” “yen” or “¥” refers to the legal currency of Japan;

•	“Korea” refers to the Republic of Korea;

•	“Korean won,” “Won” or “￦” refers to the legal currency of Korea;

•	“LINE,” “we,” “us,” “our company,” “the Company” or “our” refers to LINE Corporation and its consolidated subsidiaries taken as a whole, as well as the messaging application and other products of LINE Corporation;

•	“messages” refers to text messages, voice messages, Stickers and photo, video, voice and text files sent and received, as well as free voice and video calls made and received, in each case using the LINE messaging application from either mobile devices or personal computers or using any LINE Game or any other LINE application from mobile devices;

•	“monthly active users” or “MAUs” in a given month refers to the number of user accounts that (i) accessed the LINE messaging application or any LINE Game through mobile devices; (ii) sent messages through the LINE messaging application from personal computers; or (iii) sent messages through any other LINE application from mobile devices, in each case at least once during that month;

•	“monthly paying users” or “MPUs” in a given month refers to the number of user accounts that made (i) a payment for Stickers, Themes or LINE Out on the LINE messaging application through mobile devices or personal computers or (ii) a payment relating to any LINE Game through mobile devices, in each case at least once during that month, and average MPUs for a particular period is the average of the MPUs at each month-end during that period;

•	“platform partners” refers to application developers and other providers of content offered on the LINE platform;

•	“stickers” refers to larger, cartoon-like emoticons that depict emotions and actions of characters, which are exchanged as part of chat messages on mobile messaging applications; and

•	“U.S. dollar,” “US$” or “$” refers to the legal currency of the United States.

Unless we indicate otherwise, all information in this prospectus assumes no exercise by Morgan Stanley & Co. LLC, as representative of the international underwriters, and by Nomura Securities Co., Ltd., as representative of the Japanese underwriters, of their options to purchase up to 5,250,000 additional shares of our common stock, in the aggregate.

For your convenience, this prospectus contains translations of certain Japanese yen amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Japanese yen in effect on March 31, 2016, which was ¥112.42 per US$1.00. On June 3, 2016, the noon buying rate was ¥106.88 per US$1.00. See “Exchange Rates.”

Any discrepancies in any table between the totals and the sums of the amounts listed are due to rounding.

RISK FACTORS

Investing in shares of our common stock or ADSs involves a high level of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the financial statements and the related notes, before deciding whether to invest in shares of our common stock or ADSs. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. These risk factors are not presented in the order of importance or probability of occurrence. If any of the following risks actually occurs, our business, financial condition and results of operations could be materially and adversely affected. In that event, the market prices of shares of our common stock and ADSs could decline, and you could lose part or all of your investment.

Risks Related to Our Business and Industry

If we fail to retain existing users or add new users, or if our users decrease their level of engagement with LINE, our revenue, financial results and business may be significantly harmed.

The size of our user base and our users’ level of engagement are critical to our success. From our inception, we experienced our largest user growth in Japan, Taiwan, Thailand and Indonesia. While we achieved significant user growth in other parts of the world in 2013 and 2014, beginning in early 2015, we have refocused our marketing efforts on key countries in line with our increased emphasis on monetization in markets where we have achieved leading market positions. While this effort has led to a continued increase in our MAUs in the four key countries of Japan, Taiwan, Thailand and Indonesia as well as overall MAUs, it has at the same time contributed to a significant decrease in total MAUs outside of the four key countries, and there may be further decreases in the future. Our financial performance has been and will continue to be significantly determined by our success in adding, retaining and engaging active users. The growth rate of our active users has declined over time as the size of our active user base has increased and as we achieved higher penetration rates in our key markets. Our business performance will also become increasingly dependent on our ability to increase levels of user engagement in current and new markets. If people do not perceive our products and services to be useful, reliable or trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency, duration or level of their engagement. A number of other providers of mobile messaging applications and online companies that achieved early popularity have seen the sizes of their user bases or levels of engagement subsequently decline, in some cases precipitously.

Any number of factors could negatively affect user retention, growth or engagement, including if:

•	we are unable to continue to offer products and services that users find engaging, that work with a variety of mobile operating systems and networks, and that achieve a high level of market acceptance, particularly in markets that we are targeting for expansion;

•	users increasingly engage with competing products or services, particularly communication tools and mobile games;

•	we are unable to provide a compelling and intuitive user experience and environment, particularly relating to the quality, volume, design and layout of the content and advertisements delivered on the LINE platform;

•	we fail to provide adequate customer service to users or advertisers or maintain relationships with key platform partners such as mobile game developers;

•	there are increased user concerns related to privacy and information sharing, safety or security;

•	there are adverse changes in our products or services that are mandated by legislation, regulatory authorities or legal proceedings;

•	technical or other problems prevent us from delivering our products and services in a rapid and reliable manner or otherwise negatively affect the user experience; or

•	we fail to maintain our brand image or our reputation is damaged.

There is no guarantee that we will not experience erosion of our active user base or decline in engagement levels. A decrease in user retention, growth or engagement could reduce our direct sales to users and render LINE less attractive to our platform partners and advertisers, thereby reducing our revenues from them, which may have a material and adverse impact on our business, financial condition and results of operations.

We may not be successful in our efforts to monetize our products and services.

Our ability to monetize our user base and user engagement is critical to our business and financial performance. We currently generate a substantial portion of our revenues from LINE Games, Stickers and our advertising products and services, including Official Accounts, Sponsored Stickers and LINE Point Ads. A substantial majority of these revenues come from our operations in Japan. We plan to continue to invest in product development and explore additional monetization opportunities in our largest markets such as Japan, Taiwan, Thailand and Indonesia and in other markets, but there is no guarantee that these efforts will be successful. Furthermore, there is no assurance that new products and services we introduce will generate the level of revenues we anticipate. We may have little or no success implementing our new advertisement distribution platform based on Hike, a native mobile advertising platform in Japan operated by our consolidated subsidiary, M.T. Burn Inc., (“M.T. Burn”) or monetizing our new services, including LINE Mobile, Business Platform and LINE Pay Card, either initially or at all. In addition, our monetization efforts could have a negative effect on user engagement if such efforts discourage users from using our existing products and services. If our monetization efforts are not as successful as we anticipate, we may not be able to maintain or grow our revenue and our financial condition and results of operations could be adversely affected.

Users and advertisers in certain markets are not as familiar with new forms of digital advertising, such as our Official Accounts and Sponsored Stickers services. In newer markets, we are investing to convince users and advertisers of the benefits of our products and services. However, we expect that monetizing efforts in many of these new markets may require a significant investment of time and resources, which may not result in sufficient, or any, returns to recover such investment.

Our business operates in an industry that is highly competitive, and competition presents an ongoing threat to the success of our business.

We compete against various companies to attract and engage users, some of which have greater financial resources and substantially larger user bases. We face direct competition from mobile messaging service providers such as Facebook’s WhatsApp and Messenger, Tencent’s WeChat, Telegram Messenger and BlackBerry Messenger, as well as mobile messaging services for specific operating platforms such as Apple’s iMessage. We also face significant competition in almost every aspect of our business, including from companies such as Facebook, Google, Twitter and Yahoo Japan, which offer a variety of social network services and products as well as online advertising services. We also face competition from game companies, mobile telecommunications companies, e-commerce companies, music streaming companies and other internet-related companies that offer products and services that may compete with specific features of the LINE messaging service or other applications that we offer. We also compete with traditional and online media businesses for a share of advertisers’ budgets and in the development of the tools and systems for managing and optimizing advertising campaigns. As we introduce new products and our existing products evolve, or as other companies introduce new products and services, we may become subject to additional competition.

Scale benefits and other advantages may allow our competitors to respond more effectively than us to a rapidly evolving environment in the mobile internet industry, including industry consolidation that may result in increased competition. Our competitors may develop products, features or services that are similar to ours or that achieve greater market acceptance, may undertake more far-reaching and successful product development efforts or marketing campaigns, or may adopt more aggressive pricing policies. In addition, platform partners may use information shared by our users through the LINE platform in order to develop products or features that compete with us. Certain competitors, including Facebook and Google, could use strong positions in one or more markets to gain competitive advantages against us in areas where we operate including: by integrating competing messaging applications or features into products they control such as social networking platforms, search engines, web browsers or mobile device operating systems; by making strategic acquisitions; or by making access to LINE more difficult. As a result, our competitors may acquire and engage users at the expense of our user base or our users’ engagement with our products and services, which may negatively affect our business, financial condition and results of operations.

We may not be successful if we are not able to develop new products and services in a timely and cost-effective manner that address rapidly evolving user preferences, and any new products and services we develop may expose us to new risks.

We compete in a highly competitive industry characterized by rapidly changing products and services, evolving industry standards and continual improvements in performance characteristics and product features. Rapidly evolving user preferences may lead to certain products and services becoming less competitive, or even obsolete. Accordingly, our success depends greatly on our ability to anticipate and respond to emerging user preferences and demands by ensuring continuing and timely development of new, as well as enhancements to existing, products and services. In order to respond to such preferences and demands, we may develop and introduce new products and services, including in areas where we have little or no prior development or operating experience.

We have previously developed and introduced new products and services that have failed to perform as anticipated, and we may do so in the future. For example, in 2013, we launched LINE Mall, an online marketplace, in Japan as a strategic initiative to broaden the spectrum of products and services offered on our platform. LINE Mall allowed our users to shop for goods and services from registered sellers, and we purchased a limited amount of inventory of goods through sourcing agents, engaged third-party delivery services and sold such goods directly to our users. Largely due to our lack of experience in online marketplace operations, however, we failed to develop a niche market for LINE Mall in the highly competitive mobile e-commerce market. LINE Mall was closed on May 31, 2016.

Some of our strategic initiatives may not directly or immediately generate revenue, but we expect they will enhance our attractiveness to users, platform partners and advertisers as well as contribute to increasing our active user base. Our new products and services may bring us into contact, directly or indirectly, with entities that are not within our traditional customer base or result in competing with entities that are our existing business partners. Such business activities expose us to new risks, including additional regulatory scrutiny as well as credit-related and other operational risks. For example, we plan to enter into a partnership with a company in the NTT group in order to commence operations as an MVNO and provide stable and affordably priced plans in Japan by using the infrastructure and communication system of NTT Docomo Inc. (“NTT Docomo”), a leading Japanese mobile phone service provider. We expect to launch the LINE Mobile MVNO service in the second half of 2016. However, we cannot be certain that our MVNO service will be profitable or competitive in the long term. As we will utilize the wireless communication networks of a third-party mobile phone operator, the success of our MVNO service will also largely depend on their wireless facilities, wireless network technologies and government authorizations. There can be no assurance that we will succeed in developing products and services that eventually become widely accepted, or that we will be able to timely release products and services that are commercially viable. Our inability to do so would have an adverse impact on our business, financial condition and results of operations.

Japan is our largest market in terms of revenue, and our current business and future growth could be materially and adversely affected if we experience a decline in users or user engagement in Japan.

We are incorporated in Japan, and Japan is our largest market in terms of revenue. We also have the broadest product and service offerings in Japan, and we generated 86.9%, 75.8%, 70.4% and 71.1% of our revenues in Japan in 2013, 2014, 2015 and the first three months of 2016, respectively. We expect to continue to derive a substantial portion of our revenues from Japan in the near future. In general, a higher proportion of LINE users in Japan are paying users than LINE users in other countries, and our continuing growth will be dependent, at least in part, on maintaining or increasing revenues from users in Japan. In recent quarters, our active user growth rate in Japan has slowed, and our business performance in Japan will become increasingly dependent on our ability to increase the level of user engagement and our ability to further monetize users’ engagement with LINE. Our current business and future growth could be materially and adversely affected if we experience a decline in users or user engagement in Japan.

Due to the importance of the Japanese market to our business, we are also subject to macroeconomic risks specific to Japan. See “— A downturn in macroeconomic conditions may result in reduced demand for our products and services.”

We generate a substantial portion of our revenues from our advertising products. The loss of our advertisers, reduction in spending by our advertisers or failure to achieve market acceptance of new advertising products and services could negatively affect our business.

We generate a substantial portion of our revenues from third parties advertising on LINE, through their Official Accounts, Sponsored Stickers or LINE Point Ads, as well as from advertising on our livedoor and NAVER Matome (“Matome”) portals. In recent months, we have also generated an increasing portion of our advertising revenues from our Timeline Ads. As is common in the industry, our advertisers typically do not have long-term advertising commitments with us. Many of our advertisers spend only a relatively small portion of their overall advertising budget with us. In addition, some of our advertisers may view our products, such as Official Accounts, as experimental or unproven. Advertisers may not continue to do business with us, or they may reduce the prices or spending they are willing to pay to advertise with us, if we do not deliver advertisements and other commercial content in an effective manner, or if they do not believe that their investment in our advertising products and services will generate a competitive return relative to alternative methods of advertising.

In addition, our ability to increase our revenue will depend in large part on our ability to create successful new advertising products. We may introduce new and unproven advertising products and services, using advertising technology with which we have little or no prior development or operating experience. For example, we recently introduced advertisements on Timeline, LINE News and LINE Live, and a new advertisement distribution system based on Hike. If new advertising products and services fail to engage advertisers, we may fail to generate sufficient revenue to justify investment and our business may be adversely affected.

Our advertising revenue could also be adversely affected by a number of other factors, including:

•	decreases in the number of active users and their engagement;

•	our inability to improve our analytics and measurement solutions that demonstrate the value of advertising on LINE or our portals;

•	our inability to create new products or services that sustain or increase the value of advertising on LINE or our portals;

•	product changes we may make that reduce the frequency or relative prominence of advertisements and other commercial content delivered through the LINE platform or our portals;

•	our inability to increase the relevance of targeted ads shown to users;

•	our inability to increase advertisers’ demand and inventory;

•	loss of advertising market share to our competitors;

•	adverse legal developments relating to advertising;

•	adverse changes in the way online advertising on personal computers or mobile devices is priced;

•	the degree to which users opt out of certain types of targeted ads;

•	the impact of new technologies that could block or obscure the display of some types of advertisements and other commercial content; and

•	the impact of macroeconomic conditions and conditions in the advertising industry in general.

The occurrence of any of these or other factors could result in a reduction in demand for advertisements, which may reduce the prices we receive for our advertisements, or cause advertisers to stop advertising with us altogether, either of which would negatively affect our business, financial condition and results of operations.

We generate a substantial portion of our revenues from a small number of our mobile games and rely on third-party game developers. We must continue to offer games that attract and retain a significant number of users, or otherwise our business, financial condition and results of operations could be negatively affected.

We offer various games on our LINE platform and they accounted for a significant portion of our revenues in 2013, 2014, 2015 and the first three months of 2016. We rely primarily on third-party game developers for the games offered on the LINE platform. As of March 31, 2016, we offered 56 games, of which 50 games were developed by third-party game developers and 6 games were developed by us. Accordingly, we believe that maintaining successful partnerships with, and the ability to attract and select from, third-party game developers are critical to our success. Existing and prospective mobile game developers may not be successful in developing games that create and maintain user engagement. Additionally, although our general policy is to enter into new contractual arrangements with third-party game developers to become the exclusive distributor of their games in a particular market, to the extent such arrangements are not yet in place, developers may choose to provide their content on other platforms, including mobile platforms controlled by our competitors, rather than offering them on the LINE platform. Our failure to maintain good relationships with third-party game developers or attract new developers could adversely affect our business, financial condition and results of operations.

Historically, we have depended on a small number of games for a majority of our mobile game revenues, and we expect that this dependence will continue for the foreseeable future. Our growth depends on our ability to consistently launch new games, whether developed internally or by third-party game developers, that achieve significant popularity, as well as to upgrade popular games with new features that our users find attractive. It is difficult to anticipate user preferences or demand, particularly as we procure new games in new genres or new markets, and constant enhancement requires the investment of significant resources. For example, in recent quarters MAUs of LINE games have decreased and while we have been able to maintain consistent MPUs of LINE games, there is no guarantee that we will be able to continue to do so. The success and performance of new and existing games is volatile and difficult to predict. If we fail to offer attractive in-game items, make unpopular changes to existing in-game items or offer games that do not encourage purchases of in-game items or upgrades of game versions, or if we fail to successfully launch new games that attract and retain a significant number of users or if upgrades and launches of new titles are delayed, revenues from our games will decrease and our business, financial condition and results of operations could be materially harmed.

We generate a substantial portion of our revenues from our sale of Stickers, which is an evolving market, and if the popularity of Stickers declines from its current level in Japan or is not widely replicated in other markets, our business and future growth could be negatively affected.

We generate a substantial portion of our revenues from the sale of Stickers featuring characters developed by us as well as licensed from third parties, including our users who design and offer Stickers on Creators Market. The sale of Stickers is a rapidly evolving market, and the growth of the market for Stickers and the level of demand for, and market acceptance of, our Stickers are subject to a high degree of uncertainty. In particular, a substantial majority of revenues from the sale of our Stickers has been derived from sales in Japan, and there can be no assurance that such products will achieve a similar level of market acceptance elsewhere. Over time, users in Japan may also lose interest in purchasing new Stickers. Accordingly, revenue growth from our sale of Stickers depends to a large extent on our ability to consistently launch new and different types of Stickers that achieve significant popularity and effectively respond to changes in consumer demographics and public tastes and preferences. We also depend on third-party character developers and licensors for content that accounts for a substantial portion of our Sticker sales, and we expect that this dependence will continue for the foreseeable future. A decline in the popularity of our Stickers would negatively affect our business, financial condition and results of operations.

We plan to continue expanding our global operations into markets in which we have limited operating experience and, as a result, may become subject to increased business and economic risks, which could adversely affect our business, financial condition and results of operations.

We believe LINE is the leading mobile messaging application in Japan, Taiwan and Thailand in terms of number of users, and we have obtained substantial numbers of users in other parts of the world, including Indonesia, Hong Kong, Singapore, Malaysia and Myanmar in Asia, Egypt, Iran and Saudi Arabia in the Middle East, and the United States. We expect to continue to expand our global operations into new countries and to provide our offerings in additional languages. However, expansion of our operations abroad may be difficult due to the presence of established competitors in such markets. In addition, managing our business and expanding our operations globally require considerable management attention and resources and are subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal and regulatory systems and commercial markets. Global expansion has required and will continue to require us to invest significant funds and other resources, and there can be no assurance that we will successfully achieve our growth objectives.

Operating globally subjects us to new risks and may increase risks that we currently face, including risks associated with:

•	providing an engaging user experience while operating in different languages and cultures, and localizing our products, services, content and features to ensure that they are culturally attuned to the markets where they are offered;

•	increased competition from mobile applications and internet services that have strong positions in particular markets and may continue to expand their geographic footprint;

•	different and potentially lower levels of user growth, user engagement and demand for online advertising in new and emerging geographies, resulting in greater difficulty in monetizing our products and services;

•	recruiting and retaining talented and capable employees in foreign countries and maintaining our company culture across all of our offices;

•	different levels of telecommunications infrastructure in developing countries that may create challenges in offering our products and services;

•	payment processing systems;

•	compliance with applicable foreign laws and regulations, including laws and regulations with respect to economic sanctions and export controls, anti-corruption, anti-bribery and anti-kickback, privacy and consumer protection that may conflict with local customs and practices in some jurisdictions in which we operate and sell our products, and the risk of penalties if our practices are deemed not to be in compliance;

•	political, social and economic instability in some countries;

•	double taxation of our global earnings and potentially adverse tax consequences due to changes in the tax laws of Japan or other jurisdictions in which we operate; and

•	higher costs of conducting business globally, including increased accounting, travel, infrastructure and legal compliance costs.

If we are unable to manage the complexity of our global operations successfully, our business, financial condition and results of operations could be adversely affected.

If we are not able to maintain and enhance our LINE brand, or if events occur that damage our reputation and brand, our relationships with our users, platform partners and advertisers may be harmed, which may negatively affect our business, financial condition and results of operations.

Since its introduction in June 2011, LINE has rapidly grown into a global platform for mobile messaging services and content distribution used in more than 230 countries, and we believe that the LINE brand has significantly contributed to the success of our business. We also believe that maintaining and enhancing our brand is critical to expanding our user base, platform partners and advertisers. Many of our new users are referred by existing users, and therefore we strive to ensure that our users are satisfied with our products and services and otherwise remain favorably inclined toward LINE. Maintaining and enhancing our brand will depend largely on our ability to continue to provide simple, user-friendly, reliable and innovative products and services, which we may not do successfully. We may introduce new products or terms of service that users do not like, which may negatively affect our brand. It may also negatively affect our brand if users do not have a positive experience using our platform partners’ applications offered on LINE as well as websites linked with LINE. We have in the past experienced, and we may continue to experience, media, legislative or regulatory scrutiny of our decisions regarding user privacy or other issues, including our measures to protect minors, which may adversely affect our reputation and brand. We may also fail to provide adequate customer service, which could erode confidence in our brand. Our brand may also be negatively affected by attacks from our competitors, by negative publicity about the actions of users that are deemed to be hostile, illegal or inappropriate to other users, by third-party content providers acting inappropriately with respect to the LINE platform, by users acting under false identities, by any regulatory developments designed to address such risks, or due to legal proceedings. Maintaining and enhancing our brand may require us to make substantial investments and these investments may not be successful. If we fail to successfully promote and maintain the LINE brand or if we incur excessive expenses in this effort, our business, financial condition and results of operations may be adversely affected.

We rely primarily on Apple App Store and Google Play as the channels for downloads of LINE and applications offered on the LINE platform as well as processing of payments, and any deterioration in our relationship with either of them may negatively impact our business.

We rely primarily on Apple App Store and Google Play as the channels for downloads of LINE and applications offered on the LINE platform as well as the processing of payments for our products and services. We expect that we will continue to rely on Apple App Store and Google Play for downloads of our applications as well as most of the payment processing for our products and services. Accordingly, we believe that maintaining successful partnerships with Apple and Google is critical to our success.

The operating policies of Apple or Google have an impact on the accessibility of our products and services. In addition, our pricing strategy is impacted by changes in the payment processing fees charged by Apple or Google. Our inability to pass along increases in the payment processing fees charged by Apple or Google to our users on a timely basis or a decrease in paying user engagement due to a price increase may negatively impact our net revenue or profit margin. If we fail to maintain good relationships with Apple or Google, it may adversely impact our ability to continue to offer our products and services or effect payment processing, which in turn could have a material adverse impact on our business.

We have incurred significant operating losses in the past, and our ability to achieve profitability is uncertain.

We have incurred significant operating losses in the past. We recorded loss for the year of ¥6,391 million in 2013. We recorded profit for the year of ¥2,004 million in 2014 but recorded loss for the year of ¥7,972 million in 2015 and loss for the period of ¥234 million in the first three months of 2016, and we had an accumulated deficit of ¥19,301 million as of March 31, 2016. Although our revenues have grown rapidly, increasing from ¥39,586 million in 2013 to ¥86,366 million in 2014, ¥120,406 million in 2015 and ¥33,456 million in the first three months of 2016, our revenue growth rate has slowed recently and may do so in the future due to a variety of factors. We believe that our future revenue growth will depend on, among other factors, our ability to attract new users while retaining current users, increase user engagement and advertisement engagement, increase our brand awareness, compete effectively, maximize our sales efforts, demonstrate a positive return on investment for advertisers, successfully develop and operate new products and services and expand globally. Accordingly, you should not rely on the revenue growth of any prior quarterly or annual period as an indication of our future revenue growth.

We expect our operating expenses to increase in future periods as we continue to expend substantial financial resources on:

•	sales and marketing;

•	global expansion;

•	our technology infrastructure;

•	attracting and retaining talented employees;

•	strategic opportunities, including commercial relationships, acquisitions and capital injections;

•	operation of newly developed or newly acquired businesses; and

•	general administration, including personnel costs and legal and accounting expenses related to being a public company.

These investments, while increasing our expenses, may not result in an increase in revenues or growth in our business. For example, our marketing expenses have from time to time outpaced the growth of our revenues over the same period, which have materially impacted our results of operations. If we are unable to achieve adequate revenue growth and to manage our expenses, we may incur significant losses in the future.

We have a limited operating history in the developing and rapidly evolving market for our products and services, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

We launched our LINE messaging application in June 2011 and other LINE products and services more recently, and our limited operating history makes it difficult to effectively assess our future prospects or forecast our future results. You should consider our business and prospects in light of the risks and challenges we encounter or may encounter in this developing and rapidly evolving market environment. These risks and challenges include our ability to, among other things:

•	increase our number of users and user engagement and monetize our products and services;

•	successfully compete with other companies, some of which have substantially greater resources and market power than us, that are currently in, or may in the future enter, our markets, or duplicate the features of our products and services;

•	successfully expand our business and enhance the LINE brand globally;

•	continue to develop a reliable, scalable, secure, high-performance technology infrastructure that can efficiently handle increased usage globally;

•	convince advertisers of the benefits of our advertising products and services compared to alternative forms of advertising;

•	develop and deploy new features, products and services in a timely manner and the market acceptance of such offerings;

•	cost-effectively manage and grow our operations;

•	attract and maintain platform partners’ interest in building on the LINE platform;

•	attract, retain and motivate talented management and employees, particularly software engineers, designers and product managers;

•	process, store, protect and use personal data in compliance with governmental regulations, contractual obligations and other obligations related to privacy and security; and

•	defend ourselves against litigation and regulatory, intellectual property, privacy or other claims.

Failure to adequately address the risks and challenges associated with this market may adversely affect our business, financial condition and results of operations.

Our user growth and engagement on mobile devices, which are required to access and use most of our products and services, depend upon effective operation with mobile operating systems that we do not control.

We are dependent on the interoperability of LINE with popular mobile operating systems, such as Android and iOS, and, to a lesser extent, web browsers, such as those for Windows and Mac OS, that we do not control. Any changes in such operating systems or web browsers that degrade the functionality of our products or services or give preferential treatment to our competitors’ products or services could adversely affect usage of our products and services. In addition, if the number of platforms for which we develop our products or services expands, it will result in an increase in our operating expenses.

We may not be successful in developing or maintaining relationships with key participants in the mobile telecommunications industry or in developing products that operate effectively with mobile operating systems, networks or standards. In the event that it becomes more difficult for our users to access and use LINE on their mobile devices, or if our users choose not to access or use LINE on their mobile devices or use mobile devices that do not offer access to LINE, our user growth and user engagement could be harmed, and our business, financial condition and results of operations could be adversely affected.

If we or our users experience disruptions in mobile telecommunications or internet services or if mobile telecommunications and internet service providers are able to block, degrade or charge for access to our products and services, we could incur additional expenses and the loss of users and advertisers.

We depend on the ability of our users and advertisers to access mobile telecommunications services and the internet. Currently, this access is provided by companies that have significant market power in the mobile, broadband and internet access marketplaces, including incumbent mobile telecommunications companies, telephone companies, cable companies, government-owned service providers, device manufacturers and operating system providers, any of whom could take actions that degrade, disrupt or increase the cost of user access to our products or services, which would, in turn, negatively impact our business. The adoption of any laws or regulations that adversely affect the growth, popularity or use of mobile devices or the internet or disruption of our services in important markets for any political or other non-technical reasons could decrease the demand for, or the usage of, our products and services, increase our cost of doing business and adversely affect our business, financial condition and results of operations. We also rely on other companies to maintain reliable network systems that provide adequate speed, data capacity and security to us and our users. As mobile devices and the internet continue to experience growth in the number of users, frequency of use and amount of data transmitted, the mobile telecommunications and internet infrastructure that we and our users rely on may be unable to support the demands placed upon them. The failure of the operations of mobile telecommunications or internet infrastructure services that we or our users rely on, even for a short period of time, could undermine our operations, and our business, financial condition and results of operations could be adversely affected.

Certain of our user metrics are subject to inherent uncertainties in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We use our internal data to calculate our MAUs, DAUs and MPUs. See “Conventions Used in This Prospectus” for definitions of such user metrics. While these numbers are based on what we believe to be reasonable estimates of our active user and paying user base for the applicable period of measurement, there are inherent challenges in measuring usage of our products and services across large online and mobile populations around the world. For example, each LINE account is linked to a mobile phone number and there may be multiple LINE accounts held by the same person if the person carries multiple smartphones and has chosen to download a LINE application on each smartphone.

We regularly review and may adjust our processes for calculating our internal metrics to improve their accuracy. Our measures of user growth and user engagement may differ from estimates published by third parties or from similarly-titled metrics of our competitors due to differences in methodology. If advertisers, platform partners or prospective investors do not perceive our user metrics to be accurate representations of our user base or user engagement, or if we discover material inaccuracies in our user metrics, our reputation may be harmed and platform partners and advertisers may be less willing to allocate their budgets or resources to our products and services.

Our business and operating results may be harmed by a disruption in our service due to failures in or changes to our systems, or by our failure to timely and effectively expand and adapt our technology and infrastructure.

Our reputation and ability to attract, retain, and serve our users is dependent in large part upon the reliable performance of LINE and our underlying technical infrastructure. Our systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to our business. We have experienced, and may in the future experience, service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors, hardware failure, capacity constraints due to an overwhelming number of people accessing our products and services simultaneously, computer viruses, denial of service or fraud or security attacks. Our technical infrastructure is also vulnerable to the risk of damage from natural disasters, such as earthquakes and typhoons, as well as from acts of terrorism or other criminal acts. Our services and products also incorporate software that is highly technical and complex. Our software has contained, and may now or in the future contain, undetected errors, bugs or vulnerabilities. Some errors in our software code may only be discovered after the code has been released.

In addition, a substantial portion of our network infrastructure is provided by third parties. Any disruption or failure in the services we receive from these providers could harm our ability to handle existing or increased traffic and could significantly harm our business. Any financial or other difficulties these providers face may also adversely affect our business, and we exercise little control over these providers, which increases our vulnerability to problems with the services they provide. In the event of a significant issue with the third-party network infrastructure supporting our network traffic, some of our products and services may become inaccessible or users may experience difficulties accessing our products and services. Any disruption or failure in our infrastructure could hinder our ability to handle existing or increased traffic on our platform, which could significantly harm our business.

As the number of our users increases and as our users generate and transmit increasing volumes of content, including photos, videos and music, we may be required to expand and adapt our technology and infrastructure to continue to reliably store and service such content. It may become increasingly difficult to maintain and improve the performance of our products and services, especially during peak usage times, as our products and services become more complex and our user traffic increases. In addition, we cannot provide assurance that we will be able to expand our data center infrastructure to meet user demand in a timely manner, or on favorable economic terms. If our users are unable to readily access LINE or access is disrupted, users may seek other service providers instead, and may not return to LINE or use LINE as often in the future. This would negatively impact our ability to attract users, platform partners and advertisers and increase engagement of our users. We expect to continue to make significant investments to maintain and improve the capacity, capability and reliability of our infrastructure. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed or continually develop our technology and infrastructure to accommodate actual and anticipated changes in our users’ needs, our business, financial condition and results of operations may be harmed.

If our security measures are breached, or if our products and services are subject to attacks that disrupt or deny the ability of users to access our products and services, our products and services may be perceived as not being secure and users and advertisers may curtail or stop using our products and services.

Our products and services involve the storage and transmission of large amounts of users’ and advertisers’ confidential information, and security breaches expose us to a risk of loss of this information, which may lead to improper use or disclosure of such information, ensuing potential liability and litigation, any of which could harm our reputation and adversely affect our business. From time to time, we experience cyber-attacks of varying degrees. Although there has been no material instance where an unauthorized party was able to obtain access to our data or our users’ or advertisers’ data, there can be no assurance that we will not be vulnerable to cyber-attacks in the future. Our security measures may also be breached due to employee error, malfeasance or otherwise. Given the rapid development and scope of the services we offer, including those developed in conjunction with third parties, instituting appropriate access controls and safeguards across all our services is challenging. Furthermore, outside parties may attempt to fraudulently induce employees, users or advertisers to disclose sensitive information in order to gain access to our data or our users’ or advertisers’ data or accounts, or may otherwise obtain access to such data or accounts. In addition, some platform partners may store information provided by our users through applications on the LINE platform or websites linked with LINE. If these third parties or platform partners fail to adopt or adhere to adequate data security practices or fail to comply with our terms and policies, or in the event of a breach of their networks, our users’ data may be improperly accessed or disclosed.

Since our users and advertisers may use their LINE accounts to establish and maintain online identities, unauthorized communications from LINE accounts that have been compromised may damage their reputations and brands as well as ours. Any such breach or unauthorized access could result in significant legal and financial exposure, damage to our reputation and a loss of confidence in the security of our products and services, which could have an adverse effect on our business, financial condition and results of operations. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs or the market perception of the effectiveness of our security measures is harmed, we could lose users and advertisers and we may incur significant legal and financial exposure, including legal claims and regulatory fines and penalties.

Our financial results are likely to continue to fluctuate from quarter to quarter, which makes our period-to-period results volatile and difficult to predict.

We emphasize growth and the increase in engagement of our user base over short-term financial results. Due in part to such focus, our quarterly financial results have fluctuated in the past and are likely to fluctuate in the future. As a result, you should not rely upon our past quarterly financial results as indicators of future performance. You should also take into account the risks and uncertainties frequently encountered by companies in rapidly evolving markets. Our financial results in any given quarter or fiscal period can be influenced by numerous factors occurring in a particular period, many of which we are unable to predict or are outside of our control, including:

•	the development and introduction of new products or services by us or our competitors, particularly the launching of mobile games and Stickers and their market acceptance;

•	our ability to attract and retain advertisers;

•	the growth of revenue sources as well as adjustments in fees charged to users and advertisers;

•	increases in marketing, sales and other operating expenses that we may incur to grow and expand our operations and to remain competitive;

•	seasonal fluctuations in spending by our advertisers, especially in Japan where a majority of companies end their fiscal year on March 31 and advertising spending is traditionally stronger in our fourth and first quarters due to year-end effects and companies trying to spend their advertising budgets before the close of their fiscal year;

•	introduction of new products and/or services, which may lead to higher expenses;

•	changes in the way online advertising is priced;

•	non-recurring transactions and related accounting and tax implications therefrom;

•	unforeseen contingencies, such as adverse litigation judgments, settlements or other litigation-related costs;

•	fluctuations in currency exchange rates and changes in the proportion of our revenue and expenses denominated in foreign currencies; and

•	changes in business or macroeconomic conditions.

We may not be able to effectively manage our growth, which would harm our business and profitability.

We continue to experience rapid growth in our personnel and operations, which will continue to place significant demands on our management and operational and financial infrastructure. We face significant competition for qualified staff, particularly software engineers, designers and product managers, from other internet and high-growth technology companies, and we may not be able to hire new employees quickly enough to meet our needs. As we continue to grow, we are subject to the risks of over-hiring, overcompensating our employees and over-expanding our operating infrastructure, and to the challenges of integrating, developing and motivating a rapidly growing employee base in various countries around the world. As our organization continues to grow and we are required to implement more complex organizational management structures, we may find it increasingly difficult to maintain the strengths of our corporate culture, including our ability to quickly develop and launch new products and services. If we fail to effectively manage our hiring needs and successfully integrate our new hires, our employee morale, productivity and retention could suffer.

We also expect to continue to invest in our infrastructure in order to enable us to provide our products and services rapidly and reliably to users around the world, including in countries where we do not expect significant near-term monetization. Continued growth could strain our ability to maintain reliable service levels for our users and advertisers, develop and improve our operational, financial, legal and management controls, and enhance our reporting systems and procedures. As a public company we will incur significant legal, accounting and other expenses that we did not incur as a private company. Managing our growth will require significant expenditures and allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business, financial condition and results of operations would be harmed.

Our LINE mobile payment service may subject us to additional regulatory requirements and other risks that could be costly and difficult to comply with or that could harm our business.

As part of our efforts to diversify the payment options available for LINE users, in December 2014 we launched LINE Pay, our mobile payment service application, on iOS and Android operating systems. LINE Pay allows our users to register their credit cards and make mobile payments, regardless of their mobile carrier. LINE Pay is in its initial stage and such credit card payments can only be made on LINE Store and a number of select online partner retail stores. This credit card payment component is generally available in any country where our users are able to make purchases on their credit cards. Our users in Japan, Thailand and Taiwan can remit funds to each other or withdraw cash from certain banks within their respective countries through LINE Pay by linking their accounts at select banks in their respective countries or, in the case of users in Japan and Taiwan, by adding money to their LINE Pay accounts from convenience stores or ATMs or through internet banking. In addition to making online payments, users in Thailand can use LINE Pay to make purchases at over 140 offline retailers. We plan to expand the scope of LINE Pay by selectively incorporating it into our applications and exploring local partnership and joint venture opportunities in order to increase the convenience of our users. Through our partnership with JCB Co., Ltd., a leading Japanese credit card company, we also launched LINE Pay Card, a JCB-branded prepaid debit card that allows both online and offline purchases at any place where JCB cards are accepted, in March 2016.

Depending on how our products and services as well as payment processes evolve, we may become subject to a variety of laws and regulations in Japan and elsewhere, including those governing money transmission, payment settlement, e-commerce, electronic funds transfers, anti-money laundering and counter-terrorist financing. In some jurisdictions, the application or interpretation of these laws and regulations is not clear. We are registered as a funds transfer service provider and issuer of prepaid payment instruments for third-party businesses in Japan through LINE Pay Corporation, our subsidiary engaged in mobile payment service, which will generally require us to demonstrate compliance with many domestic laws in these areas. In the event that we are found to be in violation of any such legal or regulatory requirements, we may be subject to monetary fines or other penalties or sanctions such as a cease and desist order, or we may be required to make product changes, any of which could have an adverse effect on our business and financial results.

In addition, we may be subject to a variety of additional risks as a result of providing mobile payment services, including:

•	increased operational costs and diversion of management time and effort and other resources to deal with fraudulent or failed transactions or customer disputes;

•	the impact on our relationships with existing payment processing service providers;

•	increased capital costs in building out the infrastructure;

•	potential fraudulent or otherwise illegal activity by users, platform partners, employees or third parties;

•	leakage of customers’ personal information and concerns over the use and security of collected information;

•	restrictions on the investment of consumer funds used to transact payments; and

•	additional disclosure and reporting requirements.

We depend on key senior management to operate our business and execute our business strategy, and if we are unable to attract, retain and motivate our senior management and other key personnel, our operations may be negatively affected.

Our ability to execute our strategy efficiently is dependent upon contributions from our key senior management. Our future success will depend on the continued service of our key executive officers and managers who possess significant expertise and knowledge of our industry. A limited number of individuals have primary responsibility for the management of our business, including our relationships with key platform partners. From time to time, there may be changes in our senior management team that may be disruptive to our business, and we may not be able to find replacement key personnel in a timely manner. In addition, acquiring and retaining qualified personnel, such as systems engineers and designers, will be necessary to our achieving sustainable growth. Any loss or interruption of the services of these individuals, whether from retirement, loss to competitors or other causes, or failure to attract and retain other qualified new personnel, could prevent us from effectively executing our business strategy, cause us to lose key platform partner relationships, or otherwise materially affect our operations.

A downturn in macroeconomic conditions may result in reduced demand for our products and services.

Our business is sensitive to global economic conditions and depends on demand from our user base. There are many macroeconomic factors that influence consumer confidence and spending behavior, including the level of inflation and unemployment, fluctuations in energy prices and conditions in the real estate markets. Although there have been signs of global economic recovery in recent years, this recovery may be fragile and partially attributable to the effects of various government economic stimulus efforts. The sustainability of the global recovery is uncertain, particularly after the effects of these various government stimulus programs subside. The global financial markets continue to experience significant volatility as a result of, among other things, the slowdown of economic growth and financial instability in China and other major emerging market economies. In addition, economic and political instability in various countries in the Middle East and Northern Africa, including Iraq, Syria and Egypt, as well as in Ukraine and Russia, have resulted in an increase in volatility in the global financial markets. The outlook for the global economy in 2016 and beyond remains uncertain.

In recent years, the economic indicators in Japan, our largest market in terms of revenue and user base, have also shown mixed signs, and future growth of the Japanese economy is subject to many factors beyond our control. The current administration of Prime Minister Shinzo Abe, formed in late December 2012, has introduced policies to combat deflation and promote economic growth. In addition, the Bank of Japan introduced a plan for quantitative and qualitative monetary easing in April 2013 and announced a negative interest rate policy in January 2016. However, the long-term impact of these policy initiatives on Japan’s economy remains uncertain. In addition, the occurrence of large-scale natural disasters, such as the March 2011 Great East Japan Earthquake and the related Fukushima Daiichi nuclear disaster, as well as an increase in the consumption tax rate, which took place in April 2014 with a further increase expected in October 2019, may also adversely impact the Japanese economy, potentially impacting consumer spending and advertising spending by businesses. Any future deterioration of the Japanese or global economy may result in a decline in consumption that would have a negative impact on demand for our products and services and their prices.

Our acquisitions and investments may not be successful in achieving their intended goals and could harm our business, financial condition and results of operations.

Our success will depend, in part, on our ability to expand our products and services, and grow our business in response to changing technologies, user and advertiser demands, and competitive pressures. In some circumstances, we may determine to do so through the acquisition of complementary businesses and technologies rather than through internal development. The identification of suitable acquisition candidates can be difficult, time-consuming and costly, and we may not be able to successfully complete identified acquisitions. We have limited experience acquiring other businesses, and our ability to acquire and integrate other companies and assets, particularly larger or more complex companies, products, or technologies, in a successful manner remains subject to uncertainty. Any completed acquisitions may not achieve their intended goals and could be viewed negatively by users, platform partners, advertisers or investors. For example, we acquired assets of MixRadio, a mobile music streaming service, from Microsoft in March 2015, but after careful assessment of the overall performance of MixRadio, the financial challenges posed by the music streaming market, changing market conditions, an increase in the cost of maintaining the business and a shift in our overall priorities, our board of directors approved the abandonment of our MixRadio business in February 2016, which abandonment became effective on March 21, 2016. As a result, we have retrospectively classified the MixRadio operations as a discontinued operation in our consolidated financial statements as of and for the year ended December 31, 2015 and recognized impairment charges of ¥4.6 billion in the three months ended December 31, 2015. We also incurred additional restructuring costs of ¥1,183 million related to employee termination benefits and ¥127 million for the termination of office lease contracts, in the first three months of 2016 as a result of the abandonment of the MixRadio operations. For more information, see Note 24 and Note 35 of the notes to our annual consolidated financial statements and Note 9 of the notes to our interim condensed consolidated financial statements appearing elsewhere in this prospectus.

The risks we face in connection with acquisitions also include:

•	diversion of management time and focus from operating our business to addressing acquisition and integration challenges;

•	challenges associated with the integration of product development and sales and marketing functions of the acquired company;

•	challenges associated with the retention of key employees from the acquired company;

•	cultural and operational challenges associated with integrating employees from the acquired company into our organization;

•	challenges associated with the integration of the acquired company’s accounting, management information, human resources and other administrative systems;

•	the need to implement or improve controls, procedures, and policies at a business that prior to the acquisition may have lacked effective controls, procedures and policies;

•	liability for activities of the acquired company before the acquisition, including intellectual property infringement claims;

•	unanticipated write-offs or charges or impairment of goodwill; and

•	litigation or other claims in connection with the acquired company, including claims from terminated employees, customers, former shareholders or other third parties.

Our failure to address these risks or other problems encountered in connection with our past or future acquisitions or investments could cause us to fail to realize the anticipated benefits of these acquisitions or investments, cause us to incur unanticipated liabilities, or could otherwise harm our business generally. Future acquisitions could also result in dilutive issuances of our equity securities or the incurrence of debt, contingent liabilities, amortization expenses or incremental operating expenses.

We may require additional capital to support our operations and the growth of our business, and we cannot be certain that financing will be available on reasonable terms when required, or at all.

From time to time, we may need additional financing to operate or grow our business. In the past, we have relied not only on debt financing but also on proceeds from issuances of shares of our capital stock to NAVER Corporation, our parent, as well as equity investment by NAVER Corporation into our subsidiary, LINE Plus Corporation, which has since become our wholly-owned subsidiary. Our ability to obtain additional financing, if and when required, will depend on investor and lender demand, our operating performance, the condition of the capital markets and other factors, and we cannot assure you that additional financing will be available to us on favorable terms, or at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support the operation and growth of our business could be significantly impaired and our operating results may be adversely affected.

Our business is subject to complex and evolving Japanese and foreign laws and regulations. These laws, regulations and actions are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations or declines in user growth, user engagement or advertising engagement, restricted access to LINE or otherwise harm our business.

We are subject to a variety of laws and regulations in Japan and elsewhere that involve matters central to our business, including privacy, rights of publicity, data protection and protection of personal information, content regulation, intellectual property, competition, protection of minors, consumer protection and taxation. See “Regulation” for a discussion of various laws and regulations applicable to us. Many of these laws and regulations are still evolving and could be interpreted or applied in ways that could limit our business, particularly in the new and rapidly evolving industry in which we operate. The introduction of new products or services in our existing markets and the expansion of our business to other countries may subject us to additional laws and regulations.

A number of proposals are pending before legislative and regulatory bodies that could significantly affect our business. For example, there have been a number of recent legislative proposals in Japan that would impose new obligations in areas such as privacy and liability for copyright infringement by third parties that could affect liabilities associated with websites that publish user-generated content. An amendment to the Act on the Protection of Personal Information of Japan (the “Act on the Protection of Personal Information”) was enacted in September 2015 and is expected to be fully enforced within two years from the date of the enactment. This amendment includes establishment of a new regulatory authority and introduction of new regulations on handling of anonymous personal data and transfer of personal information to foreign countries.

We collect personal information from our users and may expand our collection of personal information in order to comply with new and additional regulatory demands or we may independently decide to do so. Having additional personal information may subject us to additional regulation, and governmental regulators have been applying increased scrutiny to social media companies in this respect. Additionally, if third parties we work with, such as advertisers or platform partners, violate applicable laws or our policies, such violations may also put our users’ information at risk and could in turn have an adverse effect on our business. Further, it is difficult to predict how existing laws and regulations will be applied to our business and the new laws and regulations to which we may become subject, and it is possible that they may be interpreted and applied in a manner that is inconsistent with our practices. For example, we believe that our products and services are not subject to regulations under the Act on Regulation on Soliciting Children by Using Opposite Sex Introducing Service on Internet of Japan, but there can be no assurance that we will not be subject to certain processes, administrative sanctions, fines or restrictions under such regulations in the future. Existing and proposed laws and regulations in any jurisdiction can be costly to comply with and can delay or impede the development of new products and services, result in negative publicity, significantly increase our operating costs, require significant time and attention of management and technical personnel and subject us to inquiries or investigations, claims or other remedies, including fines or demands that we modify or cease existing business practices.

The Payment Services Act of Japan (the “Payment Services Act”) requires entities that engage in business activities involving advance payments from customers using prepaid payment instruments, such as virtual currencies, to set aside for such customers amounts covering at least 50% of the total amount of the unused amounts or credits represented by such instruments issued as of the end of either the first or third quarter of any year (if such total amount is more than ¥10 million), either by making a deposit or by entering into guarantee or trust agreements, as well as to refund any remaining balance of virtual currencies issued if those entities stop selling such virtual currencies. We are registered with the Director of the Kanto Local Finance Bureau (“KLFB”) as an issuer of prepaid payment instruments. During the first half of 2016, the KLFB conducted an inspection of our business as an issuer of prepaid payment instruments and issued a notice of inspection results on May 16, 2016. Following the determination that one of our in-game items, for which we had not made a deposit or entered into a guarantee or trust agreement, would be deemed a prepaid payment instrument, on May 24, 2016 we entered into an additional guarantee agreement for ¥12.6 billion with an annual guarantee fee rate of 0.1% to comply with the Payment Services Act requirement, which resulted in an additional annual guarantee expense of ¥12.6 million. We are in the process of reviewing all of our in-game items that may potentially be deemed prepaid payment instruments, and accordingly, it may become necessary to enter into additional arrangements to comply with the Payment Services Act requirement in connection with any such in-game items. While we intend to enter into additional guarantee agreements to meet any additional deposit requirements, entering into additional guarantee agreements will require us to pay guarantee fees equal to the contractual amount times a guarantee fee rate, and there is no assurance that we will be able to enter into additional guarantee agreements on favorable terms when required, or at all. Any failure to enter into contractual arrangements on terms satisfactory to us when required may adversely affect our business, financial condition, results of operations and/or reputation. See “Regulation — Payment Services Regulations.”

It is also possible that governments or relevant regulators of one or more countries may seek to censor content offered on the LINE platform in their country, restrict access to LINE from their country entirely, or impose other restrictions that may affect the accessibility of LINE in their country for an extended period of time or indefinitely. For example, in China, message transmission service on our LINE messaging application, along with those of certain other non-Chinese service providers, was abruptly blocked on July 1, 2014. As of the date of this prospectus, our online services generally remain blocked in China, although we understand that certain users are able to access the service from China. We do not know when our services will be completely restored. If our services are not completely restored, our efforts to expand our user base in the rapidly evolving, highly competitive Chinese market may be significantly harmed. In addition, China’s State Internet and Information Office has issued rules requiring users of mobile messaging services who open new “public accounts,” which allow the accountholder to post messages to broad groups, to register using their real names and agree to follow certain guidelines regarding how they use their public accounts. While these rules may not directly impact our platform or services, increased focus on mobile messaging services by the Chinese government may result in other restrictions on access to our services. In the event that access to LINE is restricted, in whole or in part, in one or more other countries, our ability to retain or increase our user base and user engagement may be adversely affected, we may not be able to maintain or grow our revenue as anticipated, and our business, financial condition and results of operations could be adversely affected.

We are regulated as a telecommunications company under Japanese law. If our business were deemed to be a regulated telecommunications business in multiple jurisdictions, it would significantly increase our expenses and may require us to change our products and other aspects of our business in potentially detrimental ways.

We are regulated as a telecommunications company pursuant to Japanese law, and we have submitted required notifications to the Ministry of Internal Affairs and Communication of Japan. We are subject to the risk that, due to changes in telecommunications, e-commerce and other similar laws and regulations or in the application, interpretation or enforcement of both existing and future such laws and regulations, we may be required to comply with additional laws and regulations in Japan and in other jurisdictions. In addition, we are continually seeking ways to improve our products and services, which may involve from time to time upgrades or changes in the technological infrastructure on which our products and services are based and which could result in subjecting our activities to greater regulation in multiple jurisdictions. If we are required to comply with telecommunications, e-commerce and other similar laws and regulations in multiple jurisdictions, we would need to meet a number of obligations, which could vary from jurisdiction to jurisdiction, including new or enhanced compliance in the following areas:

•	licensing and notification requirements;

•	emergency calling requirements, including enhanced emergency calling through multi-line telephone systems;

•	universal service fund contribution requirements;

•	lawful interception or wiretapping requirements;

•	privacy and data retention and disclosure requirements;

•	limitations on our ability to use encryption technology;

•	disability access requirements;

•	consumer protection requirements and local dispute resolution requirements;

•	requirements related to customer support;

•	quality of service requirements;

•	provision of numbering directories;

•	numbering rules, including portability requirements;

•	directory and operator services; and

•	access and interconnection obligations.

If we are required to comply with telecommunications, e-commerce and other similar laws and regulations in multiple jurisdictions, it could affect our business in many ways and areas, including the following:

•	the cost and general impact of compliance would be substantial, may require significant investments and organizational changes and may erode or eliminate our pricing advantage over competing forms of communication and, potentially, our ability to compete effectively;

•	compliance may require us to make certain fundamental and potentially detrimental changes to the products and services we offer and the way we conduct business in certain countries, including withdrawing from markets;

•	compliance may be technically difficult or impossible;

•	we may need to change our distribution, marketing and sales activities;

•	we may need to terminate or restructure partnerships and other commercial agreements; and

•	we may need to establish a local presence in any given jurisdiction, sell our products through a local entity and be required to pay new or increased taxes in that jurisdiction.

Our intellectual property rights are valuable, and our inability to protect them could reduce the value of our products, services and brand.

Our trade secrets, trademarks, copyrights, patents and other intellectual property rights are important assets for us. We rely on, and expect to continue to rely on, a combination of confidentiality and license agreements with our employees, consultants and third parties with whom we have relationships, as well as trademark, trade dress, domain name, copyright, trade secret and patent laws, to protect our brand and other intellectual property rights. However, various events outside of our control may pose a threat to our intellectual property rights, as well as to our products, services and technologies. For example, we may fail to obtain effective intellectual property protection, or effective intellectual property protection may not be available in every country in which our products and services are available. In particular, the legal regimes relating to intellectual property rights in many of the countries in which we operate are limited and it is often difficult to effectively protect and enforce such rights in those countries. Also, the efforts we have taken to protect our intellectual property rights may not be sufficient or effective, and any of our intellectual property rights may be challenged, which could result in them being narrowed in scope or declared invalid or unenforceable. There can be no assurance that our intellectual property rights will be sufficient to protect against others offering products or services that are substantially similar to ours and compete with our business.

We also rely on non-patented proprietary information and technology, such as trade secrets, confidential information, know-how and technical information. While in certain cases we have agreements in place with employees and third parties that place restrictions on the use and disclosure of this intellectual property, these agreements may be breached, or this intellectual property may otherwise be disclosed or become known to our competitors, which could cause us to lose competitive advantages resulting from this intellectual property. We are also pursuing registration of trademarks and domain names in Japan and in many jurisdictions outside of Japan. Effective protection of trademarks and domain names is expensive and difficult to maintain, both in terms of application and registration costs as well as the costs of defending and enforcing those rights. We may be required to protect our rights in an increasing number of countries, in a process that is expensive and may not be successful or which we may not pursue in every country in which our products and services are distributed or made available.

We are party to numerous agreements that grant licenses to third parties to use our intellectual property, including our trademarks. For example, some third parties distribute their content through LINE, embed LINE content in their applications, and make use of our trademarks in connection with their services. If the licensees of our trademarks are not using our trademarks properly, it may limit our ability to protect our trademarks and could ultimately result in our trademarks being declared invalid or unenforceable. There can be no assurance that we will be able to protect against the unauthorized use of our brand, trademarks or other assets. There is also a risk that one or more of our trademarks could become generic, which could result in them being declared invalid or unenforceable.

We also seek to obtain patent protection for some of our technology, and we have filed various applications in Japan and abroad for protection of certain aspects of our intellectual property and currently hold a number of issued patents in multiple jurisdictions. We may be unable to obtain patent or trademark protection for our technologies and brands, and our existing patents and trademarks, and any patents or trademarks that may be issued in the future, may not provide us with competitive advantages or distinguish our products and services from those of our competitors. In addition, any patents and trademarks may be contested, circumvented, or found unenforceable or invalid, and we may not be able to prevent third parties from infringing, diluting or otherwise violating them. Effective protection of intellectual property rights is expensive and difficult to maintain, both in terms of application and maintenance costs, as well as the costs of defending and enforcing those rights. Significant impairments of our intellectual property rights, and limitations on our ability to assert our intellectual property rights against others, could harm our business and our ability to compete.

We may become party to intellectual property rights claims in the future that are expensive and time consuming to defend, and, if resolved adversely, could have a significant impact on our business.

Technology companies own large numbers of patents, copyrights, trademarks and trade secrets, and frequently enter into litigation based on allegations of infringement, misappropriation or other violations of intellectual property or other rights. Many such companies, including many of our competitors, have substantially larger patent and intellectual property portfolios than we do, which could make us a target for litigation as we may not be able to assert counterclaims against parties that sue us for patent or other intellectual property infringement. In addition, various “non-practicing entities” that own patents and other intellectual property rights often attempt to aggressively assert claims in order to extract payments from technology companies. From time to time we have received, and may receive in the future, claims from third parties which allege that we have infringed upon their intellectual property rights. Furthermore, from time to time we may introduce new products and services, including in areas where we currently do not have an offering, which could increase our exposure to patent and other intellectual property claims from competitors and non-practicing entities. Some of our agreements with advertisers, platform partners and data partners require us to indemnify them for certain intellectual property claims against them, which could require us to incur considerable costs in defending such claims, and may require us to pay significant damages in the event of an adverse ruling. Such advertisers, platform partners and data partners may also discontinue use of our products, services and technologies as a result of injunctions or otherwise, which could result in loss of revenue and adversely impact our business.

As we face increasing competition and gain an increasingly high profile, patents and other intellectual property claims against us may grow. There may be intellectual property or other rights held by others, including issued or pending patents, that cover significant aspects of our products and services, and we cannot be sure that we are not infringing or violating, and have not infringed or violated, any third-party intellectual property rights or that we will not be held to have done so or be accused of doing so in the future. Any claim or litigation alleging that we have infringed or otherwise violated intellectual property or other rights of third parties, with or without merit, and whether or not settled out of court or determined in our favor, could be time-consuming and costly to address and resolve, and could divert the time and attention of our management and technical personnel. Some of our competitors have substantially greater resources than we do and are able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. The outcome of any litigation is inherently uncertain, and there can be no assurance that favorable final outcomes will be obtained. In addition, plaintiffs may seek, and we may become subject to, preliminary or provisional rulings in the course of any such litigation, including potential preliminary injunctions requiring us to cease some or all of our operations. We may decide to settle such lawsuits and disputes on terms that are unfavorable to us. Similarly, if any litigation to which we are a party is resolved adversely, we may be subject to an unfavorable judgment that may not be reversed upon appeal. The terms of such a settlement or judgment may require us to cease some or all of our operations or pay substantial amounts to the other party. In addition, we may have to seek a license to continue practices found to be in violation of a third party’s rights. If we are required or choose to enter into royalty or licensing arrangements, such arrangements may not be available on reasonable terms, or at all, and may significantly increase our operating costs and expenses. As a result, we may also be required to develop or procure alternative non-infringing technology or discontinue use of the technology. The development or procurement of alternative non-infringing technology could require significant effort and expense or may not be feasible. An unfavorable resolution of any disputes and litigation could adversely affect our business, financial condition and results of operations.

Fluctuation of the value of the Japanese yen against certain foreign currencies may have a material adverse effect on the results of our operations.

Some of our foreign operations’ functional currencies are not the Japanese yen, and the financial statements of such foreign operations prepared initially using their functional currencies are translated into Japanese yen. Since the currency in which sales are recorded may not be the same as the currency in which expenses are incurred, foreign exchange rate fluctuations may materially affect our results of operations. In 2013, 2014, 2015 and the first three months of 2016, 13.1%, 24.2%, 29.6% and 28.9%, respectively, of our revenues were derived from markets outside of Japan, and we expect that an increasing portion of our revenues and expenses in the future will be denominated in currencies other than the Japanese yen. Accordingly, our consolidated financial results and assets and liabilities may be materially affected by changes in the exchange rates of foreign currencies in which we conduct our business. We strive to naturally offset our foreign exchange risk by matching foreign currency receivables with our foreign currency payables, and our overseas subsidiaries seek to conduct business transactions in the local currency of the respective market in which the transactions occur. When deemed appropriate, we also selectively use derivative contracts, primarily foreign currency forward contracts. However, there can be no assurance that our hedging activities will be successful in protecting us from adverse impacts from currency exchange rate fluctuations, and fluctuation of the Japanese yen against certain foreign currencies may have a material adverse effect on our results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Market Risk — Exchange Rate Risk” for a discussion of our foreign currency exposure and sensitivity analysis.

We may have exposure to greater than anticipated tax liabilities.

Our income tax obligations are based on our corporate operating structure and intercompany arrangements, including the manner in which we develop, value, and use our intellectual property and the valuations of our intercompany transactions. The tax laws applicable to our business activities, including the laws of Japan and other jurisdictions, are subject to interpretation. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for valuing developed technology or intercompany arrangements, which could increase our worldwide effective tax rate and harm our financial position and results of operations. In addition, our future income taxes could be adversely affected by earnings being lower than anticipated in jurisdictions that have lower statutory tax rates and higher than anticipated in jurisdictions that have higher statutory tax rates, by changes in the valuation of our deferred tax assets and liabilities, or by changes in tax laws, regulations or accounting principles. We are subject to regular review and audit by tax authorities of various jurisdictions in which we operate. Any adverse outcome of such a review or audit could have a negative effect on our financial position and results of operations. In addition, the determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment by management, and there are many transactions where the ultimate tax determination is uncertain. Although we believe that our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

Due to the global nature of our business, we are subject to trade, economic sanctions and export laws and regulations in various jurisdictions that may govern or restrict our business and we, our directors and officers, may be subject to fines or other penalties for non-compliance with applicable trade, economic sanctions and export laws and regulations.

The U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) administers and enforces certain laws and regulations (“OFAC Sanctions”) that impose restrictions upon U.S. persons regarding dealings with or related to certain countries and territories, governments, entities and individuals. Even though non-U.S. persons generally are not always directly bound to comply with OFAC Sanctions, in recent years, OFAC has asserted that such non-U.S. persons can be held liable for violations of OFAC Sanctions on various legal grounds, such as with respect to dealings in U.S. goods, services, or technology, or involving U.S. parties, causing violations by U.S. persons, or by engaging in transactions completed in part in the United States. In addition to the OFAC Sanctions, the United States maintains numerous secondary sanction programs that provide authority for the imposition of U.S. sanctions on foreign parties that engage in certain dealings with Iran and other U.S. sanctions targets regardless of whether there is a nexus to the United States. Following the occurrence on January 16, 2016 of “Implementation Day” of the Joint Comprehensive Plan of Action between the “P5+1” countries (including the United States) and Iran, pursuant to which Iran agreed to limits on its nuclear program and the P5+1 countries agreed to provide certain sanctions relief, secondary sanctions targeting Iran have been narrowed but not eliminated. For example, non-U.S. persons can still be sanctioned for engaging in dealings with certain persons on OFAC’s Specially Designated Nationals (“SDN”) list.

The European Union also enforces certain laws and regulations (“EU Sanctions”) that impose restrictions upon nationals and entities of, and business conducted in, European Union member states with respect to activities or transactions with certain countries, governments, entities and individuals that are the subject of EU Sanctions. The United Nations Security Council and other governmental entities also impose similar sanctions.

LINE can be used in 230 countries, including some countries and regions that are the subject of trade embargos and other economic sanctions (such as Iran), and we may have individual users who are the target of sanctions. In March 2016, we had approximately 9 million MAUs in Iran. In addition, LINE provides Official Accounts to local Iranian celebrities and engages in promotional activities directed at users in Iran. On May 5, 2016, we launched a website containing media content directed at users in Iran. Our business with Iran represented approximately 0.01% and 0.03% of our revenues for the year ended December 31, 2015 and the first three months of 2016, respectively. In addition, LINE Pay is available to users in Iran, Cuba, Sudan and Syria. We do not have a system in place to screen users of our services against OFAC’s SDN list and, accordingly, cannot guarantee that our services are not and will not be provided to SDNs.

The global nature of our business subjects us to the laws and regulations of various jurisdictions. Our significant international operations also expose us to economic sanctions risk and our continued expansion may increase the risk of violation of applicable economic sanctions laws and regulations. We intend our operations to comply with all applicable economic sanctions. Personal communications services are given favorable treatment under a number of economic sanctions regimes. However, given the global nature of our business, the fact that our business extends beyond personal communications services and the complexity and lack of certainty regarding the scope of some countries’ laws, there can be no assurance that our efforts to comply with all applicable economic sanctions and embargo laws and regulations will be completely effective to detect and prevent violations. There can also be no assurance that we will be in compliance with all applicable economic sanctions laws and regulations in the future. Such a violation could result in reputational damage, civil or criminal penalties or the imposition of sanctions against us or our affiliates, all of which could have a material adverse effect on our business, financial condition and reputation.

Risks Related to Our Initial Public Offering

Upon completion of this global offering, NAVER Corporation will own 83.3% of the outstanding shares of our common stock and continue to have substantial control over us, which will limit your ability to influence the outcome of important corporate decisions, including transactions involving a change in control.

Upon completion of this global offering, NAVER Corporation will own 83.3% (before exercise of any over-allotment options) of the outstanding shares of our common stock assuming no change in our capital stock or our ownership held by NAVER Corporation following this global offering. As a result, NAVER Corporation will continue to be able to influence or control matters requiring approval by our shareholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. NAVER Corporation may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may also have the effect of delaying, preventing or deterring a change in control of our company, could deprive our shareholders of an opportunity to receive a premium for their shares of our common stock as part of a sale of our company and might ultimately affect the market prices of shares of our common stock and ADSs.

We also engage in a number of related party transactions with NAVER Corporation and our affiliates. See “Certain Relationships and Related Party Transactions” for a discussion of our transactions with such entities. In the event NAVER Corporation, a publicly traded company, undergoes a change of control or experiences financial and other difficulties, it may materially and adversely affect our business, financial condition and results of operations.

Our parent, NAVER Corporation, offers a variety of products and services to internet users and advertisers, and the absence of contractually delineated spheres of operations means that competition and conflicts of interest between us and NAVER Corporation could arise in the future.

NAVER Corporation is publicly listed in Korea and also provides a variety of products and services to internet users, mobile application users and advertisers. NAVER Corporation operates the largest search portal site in Korea and is actively seeking to develop products and services to enhance the experience of mobile internet users. There is no contractual agreement between us and NAVER Corporation delineating our respective spheres of operation, and each company’s development team is actively introducing new services independently of one another. Current or future products and services offered by NAVER Corporation could compete with our own. NAVER Corporation’s business operations and the lack of contractual non-competition arrangements between NAVER Corporation and us could give rise to direct competition between us and conflicts regarding allocation of business opportunities and management and investment resources.

Overlapping management and business relationships with NAVER Corporation, our parent, may adversely impact our business.

Some of our senior management have overlapping duties with NAVER Corporation. Mr. Hae Jin Lee, our chairman, also serves as chairman of the board of directors of NAVER Corporation, and Mr. In Joon Hwang, our chief financial officer, serves as director of NAVER Corporation. In addition, one of our three corporate auditors, Mr. Jin Hee Kim, is an executive officer of NAVER Corporation. These individuals have fiduciary duties to both NAVER Corporation and us under Korean and Japanese law, respectively. As a result, conflicts of interests may arise due to their dual roles, which may adversely impact our business.

An active public trading market for shares of our common stock or ADSs may not develop, and they may trade below the initial public offering price.

Prior to this initial public offering, there has been no public market for shares of our common stock or ADSs. We have received approval to list and trade shares of our common stock on the Tokyo Stock Exchange and will apply to have our ADSs listed on the New York Stock Exchange. If active trading markets for shares of our common stock or ADSs do not develop after this global offering, the market prices and liquidity of shares of our common stock or ADSs may be materially and adversely affected. The initial public offering prices of shares of our common stock and ADSs were determined through negotiation between us and the underwriters, and these prices do not necessarily reflect the price at which investors in the market will be willing to buy and sell shares of our common stock or ADSs following this global offering. Investors in this global offering may experience a significant decrease in the market value of their investments regardless of our operating performance or prospects.

The market prices of shares of our common stock and ADSs may be volatile or may decline regardless of our operating or financial performance.

The market prices of shares of our common stock and ADSs following this global offering may fluctuate substantially and may be higher or lower than the initial public offering price. Market prices could be subject to wide fluctuations in response to various factors, many of which are beyond our control and may not be related to our operating or financial performance. These fluctuations could cause you to lose all or part of your investment since you might be unable to sell your shares of our common stock or ADSs at or above the price you paid in this global offering.

Factors that could cause fluctuations in the market prices of shares of our common stock and ADSs include the following:

•	price and volume fluctuations in the global stock markets from time to time;

•	changes in operating performance and stock market valuations of other technology sector companies generally, or those in our industry in particular;

•	sales of shares of our common stock by us or our parent company;

•	failure of securities analysts and credit rating agencies to maintain coverage of us, changes in financial estimates by securities analysts and credit rating agencies who follow our company, or our failure to meet these estimates or the expectations of investors;

•	the financial projections we may provide to the public (in the event we decide to provide any such projections), any changes in those projections or our failure to meet those projections;

•	announcements by us or our competitors of new products and services;

•	the public’s reaction to our and NAVER Corporation’s press releases, other public announcements as well as filings with the SEC and the KLFB and timely disclosure of information required by the Tokyo Stock Exchange in our case and filings with the Korea Exchange in NAVER Corporation’s case;

•	rumors and market speculation involving us or other companies in our industry;

•	actual or anticipated changes in our results of operations or fluctuations in our results of operations;

•	actual or anticipated developments in our business, our competitors’ businesses or the competitive landscape generally;

•	litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	announced or completed acquisitions of businesses or technologies by us or our competitors;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in tax laws and regulations as well as accounting standards, policies, guidelines, interpretations or principles;

•	any significant change in our management; and

•	general economic conditions and slow or negative growth of our markets.

In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This type of litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

We may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could subject U.S. investors in shares of our common stock or ADSs to adverse tax consequences, which may be significant.

We will be classified as a passive foreign investment company (a “PFIC”) in any taxable year in which, after taking into account our income and gross assets (and the income and assets of our subsidiaries pursuant to applicable “look-through rules”) either (i) 75% or more of our gross income consists of certain types of “passive income” or (ii) 50% or more of the average quarterly value of our assets is attributable to “passive assets” (assets that produce or are held for the production of passive income). We believe that we were not a PFIC for U.S. federal income tax purposes in 2015 and do not expect to be a PFIC in subsequent taxable years. PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets. Because our belief is based in part on the expected market value of our equity, a decrease in the trading price of our common stock and ADSs following this offering may result in our becoming a PFIC. Additionally, the overall level of our passive assets will be significantly affected by changes in the amount of our cash, cash equivalents and securities held for investment, each of which may be classified as passive assets under the PFIC rules.

If we were to be or become classified as a PFIC, a U.S. Holder, as defined in “Taxation — United States Federal Income Taxation,” that does not make a “mark to market” election may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of shares of our common stock or ADSs and on the receipt of distributions on the shares of our common stock or ADSs to the extent such distribution is treated as an “excess distribution” under the U.S. federal income tax rules. We do not intend to provide holders with the information necessary to make a “QEF election” (as described below under “Taxation — United States Federal Income Taxation — Passive Foreign Investment Company”). Thus, a U.S. Holder seeking to mitigate the potential adverse effects of the PFIC rules should consider making a mark to market election. Additionally, if we were to be or become classified as a PFIC, a U.S. Holder of shares of our common stock or ADSs will be subject to additional U.S. tax form filing requirements, and the statute of limitations for collections may be suspended if the U.S. Holder does not file the appropriate form. See “Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

There will be a gap of three business days between pricing and trading of our ADSs and a gap of four business days between pricing and trading of shares of our common stock, which means you will not be able to sell or otherwise trade shares of our common stock or ADSs during those periods.

The initial price to the public of shares of our common stock and ADSs sold in the global offering was determined on the date of this prospectus. In order to permit completion of the subscription period in Japan, however, ADSs offered in the global offering will not commence trading on the New York Stock Exchange until three business days from the date of pricing. Trading of shares of our common stock on the Tokyo Stock Exchange will commence the business day immediately following the commencement of trading on the New York Stock Exchange. Accordingly, you will not be able to sell or otherwise trade shares of our common stock or ADSs prior to the commencement of trading on such markets. In addition, you will not be able to withdraw shares of our common stock represented by your ADSs in exchange for the surrender of your ADSs prior to the commencement of trading of shares of our common stock on the Tokyo Stock Exchange.

After this global offering, shares of our common stock held by NAVER Corporation and our employee shareholding association, as well as shares issuable upon exercise by certain optionholders, will be restricted from immediate resale, but may be sold on a stock exchange in the near future. The large number of shares of our common stock eligible for future sale of our common stock could depress the market prices of the shares of our common stock and ADSs.

The market prices of the shares of our common stock and ADSs could decline as a result of sales of a large number of shares of our common stock or ADSs in the market after this initial public offering, and the perception that these sales could occur may also depress the market prices of the shares of our common stock and ADSs. We, our controlling shareholder, certain of our and our subsidiaries’ directors and officers, the LINE Employee Shareholding Association and Mr. Joon Ho Lee, our former director, have agreed with the joint global coordinators (and, in the case of the LINE Employee Shareholding Association, the joint global coordinators and the Japanese joint lead managers named in the Japanese underwriting agreement) to restrictions on sales and other dispositions of shares of our common stock or ADSs during the period beginning on the date of this prospectus and ending on the date that is 180 days from and including the date of delivery of the shares in the global offering. After the expiration of such restrictions, such directors, corporate auditors or other officers may choose to exercise their options and sell all or a portion of their shares of our common stock on the Tokyo Stock Exchange or otherwise in Japan or abroad. In addition, our board of directors will be able to issue and sell additional shares of our common stock within the unissued portion of our authorized share capital, generally without any shareholder vote. Any such sales could cause the prices of the shares of our common stock and ADSs to fall and may make it more difficult for you to sell your shares of our common stock or ADSs purchased in this global offering.

In making your investment decision, you should not rely on information in public media that is published by third parties. You should rely only on statements made in this prospectus in determining whether to purchase our shares.

You should carefully evaluate all of the information in this prospectus. We have in the past received, and may continue to receive, a high degree of media coverage, including coverage that is not directly attributable to statements made by our officers or employees, that incorrectly reports on statements made by our officers or employees, or that is misleading as a result of omitting information provided by us, our officers, or employees. You should rely only on the information contained in this prospectus (or in a related free writing prospectus) in determining whether to purchase the shares of our common stock or ADSs.

We have broad discretion in the use of the net proceeds from our initial public offering and may not use them effectively.

We cannot specify with any certainty the particular uses of the net proceeds that we will receive from our initial public offering. The primary purposes of the global offering are financing our business expansion, which may include investment, acquisition or strategic cooperation to expand our user base or procure additional content for the LINE platform, as well as marketing new products and services and repaying outstanding debt. Currently, however, we have no agreements or commitments for particular uses of the net proceeds from this global offering, and our management may exercise discretion over the terms and timing of any future transaction in light of the changing needs of our business. The failure by our management to apply these funds effectively could harm our business and financial condition. We may invest the net proceeds from our initial public offering in a manner that does not produce income or that loses value.

If securities or industry analysts do not publish or cease publishing research or other reports about us, our business or our market, or if they adversely change their recommendations regarding an investment in us, the prices of the shares of our common stock and ADSs or their trading volume could decline.

The trading markets for the shares of our common stock and ADSs will be influenced by the research and other reports that securities or industry analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us adversely change their recommendation regarding an investment in us, or provide more favorable relative recommendations about our competitors, the prices of the shares of our common stock and ADSs would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the prices of the shares of our common stock and ADSs or their trading volume to decline.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment if the market price of the shares of our common stock or ADSs increases.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we will be subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), the U.S. Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Dodd-Frank Act, the listing standards of the New York Stock Exchange as applicable to a foreign private issuer, which are different in some material respects from those required for a U.S. public company, as well as the reporting requirements under the Financial Instruments and Exchange Act of Japan (the “FIEA”) and the rules of the Tokyo Stock Exchange. We also plan to continue to prepare annual financial statements of LINE Corporation on a standalone basis in accordance with generally accepted accounting principles in Japan (“Japanese GAAP”) for Japanese reporting purposes in addition to preparing our consolidated financial statements in accordance with IFRS as issued by the IASB. We expect that the requirements of these rules and regulations will increase our legal, accounting and financial compliance costs, make some activities more difficult, time consuming and costly, and place significant strain on our personnel, systems and resources. As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors, shareholders or third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and operating results.

In the past, we had identified material weaknesses in our internal control over financial reporting, which we have since remediated. If we fail to establish and maintain effective internal control over financial reporting in the future, the accuracy and timeliness of our financial reporting may be adversely affected, which could cause investors to lose confidence in our reported financial information and may lead to a decline in the trading price of shares of our common stock and ADSs.

The Sarbanes-Oxley Act requires, among other things, that public companies maintain effective disclosure controls and procedures and internal control over financial reporting. For example, we will be required, pursuant to Section 404 of the Sarbanes-Oxley Act (“Section 404”), to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting in the second annual report we file with the SEC. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting, as well as a statement that our independent registered public accounting firm has issued an opinion on our internal control over financial reporting. We are still in the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404.

We previously identified material weaknesses in our internal control over financial reporting as of December 31, 2013 and 2014. We have since implemented measures designed to improve our internal control over financial reporting to remediate the control deficiencies that led to our material weaknesses, including requiring a formal review of the contractual terms and conditions and a more stringent board and management approval process for any significant related party transaction and more generally, we set up an internal control team to improve our accounting and finance systems. Based on the measures taken and implemented, we have concluded that the material weaknesses identified have been remediated as of December 31, 2015.

We cannot be certain that additional material weaknesses will not develop or be identified. Neither our management nor independent registered public accounting firm has ever performed a comprehensive evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act because no such evaluation has been required. Any failure to achieve and maintain adequate internal control over financial reporting or to implement required, new or improved controls, or difficulties encountered in their implementation could cause us to report material weaknesses or other deficiencies in our internal control over financial reporting in the future. If we are unable to successfully remediate any material weaknesses or other deficiencies in our internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected and investors may lose confidence in our financial reporting, and the price of shares of our common stock and ADSs may decline as a result. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the New York Stock Exchange.

As a foreign private issuer, we are permitted to, and we intend to, rely on exemptions from certain SEC and New York Stock Exchange corporate governance standards applicable to public U.S. companies. This may afford less protection to holders of shares of our common stock or ADSs.

We are exempted from certain corporate governance requirements of the SEC and New York Stock Exchange by virtue of being a foreign private issuer. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by U.S. companies listed on the New York Stock Exchange. See “Management — Corporate Governance.” The standards applicable to us are considerably different from the standards applied to public U.S. companies. For instance, we are not required to:

•	have a majority of our board of directors be independent;

•	have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors; or

•	have regularly scheduled executive sessions with only independent directors.

We have relied on and intend to continue to rely on all of these exemptions for so long as we maintain our status as a foreign private issuer. In addition, we have a board of corporate auditors in lieu of an audit committee in accordance with applicable Japanese laws, which is permitted under Rule 10A-3(c)(3) of the Exchange Act for foreign private issuers, subject to certain requirements. As a result, you may not be provided with the benefits of certain corporate governance standards applicable to public U.S. companies.

Upon completion of this global offering, our parent, NAVER Corporation, will control a majority of the voting power of the outstanding shares of our capital stock, making us a “controlled company” within the meaning of the New York Stock Exchange corporate governance rules. As a controlled company, we are eligible to, and, in the event we no longer qualify as a foreign private issuer, we intend to, elect not to comply with certain of the New York Stock Exchange corporate governance standards, including the requirement that a majority of directors on our board of directors are independent directors and the requirement that our remuneration committee and our nominating and corporate governance committee consist entirely of independent directors.

If you purchase shares of our common stock or ADSs in our initial public offering, you will experience substantial and immediate dilution.

If you purchase shares of our common stock or ADSs in our initial public offering, you will experience substantial and immediate dilution in the pro forma net tangible book value per share of ¥2,265 per share as of March 31, 2016 (assuming no exercise by Morgan Stanley & Co. LLC, as representative of the international underwriters, and by Nomura Securities Co., Ltd., as representative of the Japanese underwriters, of the over-allotment options to acquire additional shares of our common stock), based on an assumed initial public offering price of shares of our common stock of ¥2,800 per share (equivalent to dilution of $21.27 per ADS based on an assumed initial public offering price of $26.30 per ADS), the initial reference price we have included in our Japanese registration statement in accordance with Japanese regulations and the approximate midpoint of the price range on the cover page of this prospectus, because the price that you pay will be substantially greater than the pro forma net tangible book value per share or ADS of the shares of common stock or ADSs that you acquire. For more information, see “Dilution.” This dilution is due in large part to the fact that our earlier investor, NAVER Corporation, paid substantially less than the initial public offering price when it purchased shares of our capital stock. You will experience additional dilution upon exercise of stock options to purchase shares of our common stock or if we otherwise issue additional shares of our common stock or ADSs. For more information, see “Dilution.”

Rights of shareholders under Japanese law may be different from rights of shareholders in other jurisdictions.

Our articles of incorporation and the Companies Act of Japan (the “Companies Act”) govern our corporate affairs. Legal principles relating to matters such as the validity of corporate procedures, directors’ and executive officers’ fiduciary duties and obligations and shareholders’ rights under Japanese law may be different from, or less clearly defined than, those that would apply to a company incorporated in any other jurisdiction. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the law of other countries. For example, under the Companies Act, only holders of 3% or more of our total voting rights or our outstanding shares are entitled to examine our accounting books and records. Furthermore, there is a degree of uncertainty as to what duties the directors of a Japanese joint stock corporation may have in response to an unsolicited takeover bid, and such uncertainty may be more pronounced than that in other jurisdictions.

Holders of ADSs have fewer rights than shareholders under Japanese law, and their voting rights are limited by the terms of the deposit agreement.

The rights of shareholders under Japanese law to take actions, including voting their shares, receiving dividends and distributions, bringing derivative actions, examining our accounting books and records, and exercising appraisal rights, are available only to shareholders of record. Because the depositary, through its custodian agents, is the record holder of the shares of our common stock underlying the ADSs, only the depositary can exercise those rights in connection with the deposited shares. ADS holders will not be able to bring a derivative action, examine our accounting books and records, or exercise appraisal rights through the depositary.

Holders of ADSs may exercise their voting rights only in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions from them in the manner set forth in the deposit agreement, the depositary will make efforts to vote the shares underlying the ADSs in accordance with the instructions of ADS holders. The depositary and its agents may not be able to send voting instructions to holders of ADSs or carry out their voting instructions in a timely manner. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of ADSs may not be able to exercise their right to vote.

Holders of ADSs may not receive distributions on shares of our common stock or any value for them if it is illegal or impractical to make them available to such holders.

The depositary of our ADSs has agreed to pay holders of ADSs the cash dividends or other distributions it or the custodian for our ADSs receives on shares of common stock or other deposited securities after deducting its fees and expenses. Holders of ADSs will receive these distributions in proportion to the number of shares of our common stock that such ADSs represent. However, the depositary is not responsible for making such payments or distributions if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act of 1933, as amended (the “Securities Act”), but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration required for such distribution cannot be obtained after reasonable efforts made by the depositary. We have no obligation to take any other action to permit distributions on our common stock to holders of ADSs. This means that holders of ADSs may not receive the distributions we make on shares of our common stock if it is illegal or impractical to make them available to such holders. These restrictions may materially reduce the value of our ADSs.

Holders of ADSs may be subject to limitations on transfer of their ADSs.

ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We may amend the deposit agreement without consent from holders of ADSs and, if such holders disagree with our amendments, their choices will be limited to selling the ADSs or withdrawing the underlying shares of our common stock.

We may agree with the depositary to amend the deposit agreement without consent from holders of ADSs. If an amendment increases fees to be charged to ADS holders or prejudices a material right of ADS holders, it will not become effective until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, ADS holders are considered, by continuing to hold their ADSs, to have agreed to the amendment and to be bound by the amended deposit agreement. If holders of ADSs do not agree with an amendment to the deposit agreement, their choices will be limited to selling the ADSs or withdrawing the underlying shares of our common stock. No assurance can be given that a sale of ADSs could be made at a price satisfactory to the holder in such circumstances.

We are incorporated in Japan, and it may be more difficult to enforce judgments obtained in courts outside Japan.

We are incorporated in Japan as a joint stock corporation with limited liability. Most of our directors are non-U.S. residents, and a substantial portion of our assets and the personal assets of our directors and corporate executive officers are located outside the United States. As a result, when compared to a U.S. company, it may be more difficult for investors to effect service of process in the United States upon us or to enforce against us, our directors or executive officers, judgments obtained in U.S. courts predicated upon civil liability provisions of the federal or state securities laws of the U.S. or similar judgments obtained in other courts outside Japan. There is doubt as to the enforceability in Japanese courts, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon the federal and state securities laws of the United States.

Our shareholders of record on a given record date may not receive the dividend they anticipate.

The customary dividend payout practice of publicly listed companies in Japan may significantly differ from that widely followed or otherwise deemed necessary or fair in foreign markets. We may ultimately determine any dividend payment amount to our shareholders of record as of a record date, including whether we will make any dividend payment to such shareholders at all, only after such record date. For that reason, our shareholders of record on a given record date may not receive the dividends they anticipate.

Dividend payments and the amount you may realize upon a sale of shares of our common stock or ADSs that you hold will be affected by fluctuations in the exchange rate between the U.S. dollar and the Japanese yen.

Cash dividends, if any, in respect of the shares of our common stock represented by our ADSs will be paid to the depositary in Japanese yen and then converted by the depositary into U.S. dollars, subject to certain conditions. Accordingly, fluctuations in the exchange rate between the Japanese yen and the U.S. dollar will affect, among other things, the amounts a holder of ADSs will receive from the depositary in respect of dividends, the U.S. dollar value of the proceeds that a holder of ADSs would receive upon sale in Japan of the shares of our common stock obtained upon surrender of ADSs and the secondary market price of ADSs. Such fluctuations will also affect the U.S. dollar value of dividends and sales proceeds received by holders of shares of our common stock.

Daily price range limitations imposed by the Tokyo Stock Exchange may prevent you from selling shares of our common stock at a particular price on a particular trading day, or at all.

Share prices on the Tokyo Stock Exchange are determined on a real-time basis by the balance between bids and offers. The Tokyo Stock Exchange is an order-driven market without specialists or market makers to guide price formation. To prevent excessive volatility, the Tokyo Stock Exchange sets daily upward and downward price range limitations for each listed stock based on the previous day’s closing price or any “special quote,” a price indicated by the Tokyo Stock Exchange to notify investors that there are orders beyond such price that may result in a large price fluctuation. Although transactions may continue at the upward or downward limit price if the limit is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell shares of our common stock at a price above or below the relevant daily limit may not be able to effect a sale at such price on a particular trading day, or at all.

Investors holding less than a full “unit” of shares will have limited rights as shareholders.

Our articles of incorporation provide that 100 shares of our common stock constitute one “unit.” As a result of the unit share system, ADS holders will only be permitted to surrender ADSs and withdraw underlying shares of our common stock constituting whole units. The Companies Act imposes significant restrictions and limitations on holders of shares of our common stock that do not constitute a whole unit. In general, holders of shares of our common stock constituting less than one unit do not have the right to vote with respect to those shares. For further discussion of the unit share system and its effect on the rights of our shareholders, see “Description of Capital Stock — Unit Share System.”

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the U.S. federal securities laws, which statements involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “should,” “could,” “target,” “project,” “contemplate,” “predict,” “potential,” “continue” or the negative of these words or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

•	our ability to attract and retain users and increase the level of engagement of our users;

•	our ability to improve user monetization;

•	our ability to successfully enter new markets and manage our business expansion;

•	our ability to compete in the global social network services market;

•	our ability to develop or acquire new products and services, improve our existing products and services and increase the value of our products and services in a timely and cost-effective manner;

•	our ability to maintain good relationships with platform partners and attract new platform partners;

•	our ability to attract advertisers to our platform and increase the amount that advertisers spend with us;

•	our expectations regarding our user growth rate and the usage of our mobile applications;

•	our ability to increase our revenues and our revenue growth rate;

•	our ability to timely and effectively scale and adapt our existing technology and network infrastructure;

•	our ability to successfully acquire and integrate companies and assets;

•	our future business development, results of operations and financial condition; and

•	the regulatory environment in which we operate.

You should read thoroughly this prospectus with the understanding that our actual future results may be materially different from and worse than what we currently expect. We qualify all of our forward-looking statements by these cautionary statements. The forward-looking statements made in this prospectus are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

This prospectus contains data related to the mobile internet industry. These market data, including data from App Annie, IDC, MM Research Institute, Nielsen and Ovum Ltd. (“Ovum”), include projections that are based on a number of assumptions. The mobile internet industry may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may materially and adversely affect our business and the market price of our common shares and ADSs. In addition, the rapidly changing nature of the mobile internet industry subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data proves to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update or revise any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information, future events or otherwise.

INDUSTRY DATA AND USER METRICS

This prospectus contains estimates and information concerning our industry, including market size and growth rates of the markets in which we participate, that are based on third-party industry publications and reports. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these third-party industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications and reports.

We review a number of metrics, including MAUs, DAUs and MPUs, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. Our MAUs, DAUs and MPUs are calculated using our internal data. While these numbers are based on what we believe to be reasonable estimates of our user base for the applicable period of measurement, there are inherent challenges in measuring usage of our products and services across large online and mobile populations around the world. For example, each LINE account is linked to a mobile phone number, and there may be multiple LINE accounts held by the same person if the person carries multiple smartphones and has chosen to download the LINE messaging application on each smartphone. In addition, our data regarding user geographic location for purposes of reporting the geographic location of our MAUs, DAUs and MPUs is based on the mobile phone number associated with the account when a user initially registered the account on LINE. The phone number may not always accurately reflect a user’s actual location at the time of user engagement on our platform. See “Risk Factors — Risks Related to Our Business and Industry — Certain of our user metrics are subject to inherent uncertainties in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.”

We regularly review and may adjust our processes for calculating our internal metrics to improve their accuracy. Our measures of user growth and user engagement may differ from estimates published by third parties or from similarly-titled metrics of our competitors due to differences in methodology.

USE OF PROCEEDS

We estimate that we will receive proceeds from the sale of shares of our common stock (including shares represented by ADSs) in the global offering of approximately ¥98,000,000,000 before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. This estimate is based upon an assumed initial offering price of ¥2,800 per share in the global offering, which is the initial reference price we have included in our Japanese registration statement in accordance with Japanese regulations and the approximate midpoint of the estimated offering price range shown on the front cover page of this prospectus. The international underwriters will purchase shares from us in Japanese yen, including for the portion of shares that will be represented by ADSs. If Morgan Stanley & Co. LLC, as representative of the international underwriters, and Nomura Securities Co., Ltd., as representative of the Japanese underwriters, exercise in full their options, in the aggregate, to purchase up to an additional 5,250,000 shares, we estimate that we will receive proceeds of approximately ¥112,700,000,000 before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A ¥100 increase (decrease) in the assumed initial public offering price of ¥2,800 per share would increase (decrease) the proceeds of this offering to us by ¥3,500,000,000, assuming that the number of shares offered by us, as set forth on the front cover page of this prospectus, remains the same and before deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

The primary purposes of the global offering are financing our business expansion, which may include investment, acquisition or strategic cooperation to expand our user base or procure additional content for the LINE platform, marketing new products and services and for other general corporate purposes. In addition, we intend to use a portion of the proceeds from this offering to repay ¥42,000 million in loans, all due in June 2016, and which we plan to extend to September 2016, with interest rates between 0.11% and 0.22%, including ¥5,000 million in short-term borrowings we obtained in August 2015 primarily for income tax payments.

We have no agreements or commitments for particular uses of the net proceeds from this global offering, and our management may exercise discretion over the terms and timing of any future transaction in light of the changing needs of our business. In the meantime, we intend to hold any net proceeds in cash or invest them in short-term, investment-grade, interest-bearing instruments.

DIVIDEND POLICY

Since our inception, we have not declared or paid cash dividends on shares of our common stock. Any decision to pay dividends in the future will be subject to a number of factors, including our financial condition, results of operations, the level of our retained earnings, capital demands, general business conditions and other factors our board of directors may deem relevant. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Consequently, we cannot give any assurance that any dividends may be declared and paid in the future.

If declared, holders of outstanding shares of our capital stock on a dividend record date will be entitled to the full dividend declared without regard to the date of issuance of the shares or any subsequent transfer of the shares. Payment of declared annual dividends in respect of a particular year, if any, will be made in the following year after approval by our shareholders at the annual general meeting of shareholders, subject to certain provisions of our articles of incorporation and the Companies Act. See “Description of Capital Stock — Restriction on Distribution of Surplus.”

Subject to the terms of the deposit agreement for the ADSs, you will be entitled to receive dividends on shares of our common stock represented by ADSs to the same extent as the holders of shares of our common stock, less the fees and expenses payable under the deposit agreement in respect of, and any Japanese tax applicable to, such dividends. See “Taxation — Japanese Taxation” and “Description of American Depositary Shares.” The depositary will generally convert the Japanese yen it receives into U.S. dollars and distribute the U.S. dollar amounts to holders of ADSs. Cash dividends on shares of our common stock, if any, will be paid in Japanese yen.

CAPITALIZATION

The following table sets forth our short-term borrowings and capitalization as of March 31, 2016:

•	on an actual basis; and

•	on an as adjusted basis to give effect to (i) the sale of shares of our common stock in the global offering (assuming no exercise of the over-allotment options) at an assumed initial public offering price of ¥2,800 per share (equivalent to US$26.30 per ADS), the initial reference price we have included in our Japanese registration statement in accordance with Japanese regulations and the approximate midpoint of the estimated offering price ranges shown on the front cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) our repayment of ¥42,000 million in loans.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2016
	Actual	As adjusted	Actual(1)	As adjusted(1)
	(in millions of yen and millions of U.S. dollars)
Short-term borrowings	¥42,058	¥58	$374	$1

Corporate bonds	263	263	2	2

Shareholder’s equity:
Common stock, no par value; 690,000,000 shares authorized; 174,992,000 shares issued and outstanding, actual; and 209,992,000 shares issued and outstanding, as adjusted to give effect to the global offering(2)	12,596	61,596	112	548
Share premium	21,451	70,344	191	626
Accumulated deficit	(19,301)	(19,301)	(172)	(172)
Accumulated other comprehensive income	4,870	4,870	43	43

Equity attributable to the shareholder of the Company	19,616	117,509	174	1,045

Non-controlling interest	(392)	(392)	(3)	(3)

Total shareholder’s equity	19,224	117,117	171	1,042

Total capitalization(3)	¥19,487	¥117,380	$173	$1,044

(1)	For convenience, the Japanese yen amounts are expressed in U.S. dollars at the rate of ¥112.42 to US$1.00, the noon buying rate in effect on March 31, 2016 as quoted by the Federal Reserve Bank of New York. The reference price per share was converted to U.S. dollars at the rate of ¥106.47 to US$1.00, the midpoint fixing rate quoted on Reuters at 4:00 pm, June 9, 2016 London time.

(2)	Assumes no exercise by Morgan Stanley & Co. LLC, as representative of the international underwriters, and by Nomura Securities Co., Ltd., as representative of the Japanese underwriters, of the overallotment options, and excludes 25,569,000 shares of our common stock issuable upon the exercise of outstanding stock options.

(3)	A ¥100 increase (decrease) in the assumed initial public offering price of ¥2,800 per share of our common stock would increase (decrease) as adjusted total capitalization by approximately ¥3,500,000,000, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the options of Morgan Stanley & Co. LLC, as representative of the international underwriters, and of Nomura Securities Co., Ltd., as representative of the Japanese underwriters, to purchase, in the aggregate, 5,250,000 additional shares of our common stock from us were exercised in full, as adjusted total shareholder’s equity and total number of shares of our common stock outstanding as of March 31, 2016 would be ¥131,817 million and 215,242,000, respectively.

DILUTION

If you invest in shares of our common stock or ADSs, your interest will be diluted to the extent of the difference between the amount per share paid by purchasers of shares of our common stock or ADSs in this global offering and the net tangible book value per share or ADS immediately after the completion of this global offering. Dilution results from the fact that the initial public offering price per share is substantially in excess of the book value per share attributable to the existing shareholders for our presently outstanding shares. Our net tangible book value as of March 31, 2016 was approximately ¥82 per share of common stock. Net tangible book value per share represents the amount of total assets excluding goodwill and other intangible assets minus the amount of total liabilities, divided by the total number of shares of our common stock outstanding. Dilution is determined by subtracting net tangible book value per share, after giving effect to the additional proceeds we will receive from this global offering, from the assumed initial public offering price per share, which is the initial reference price we have included in our Japanese registration statement in accordance with Japanese regulations and the approximate midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in such net tangible book value after March 31, 2016, other than to give effect to our sale of shares of our common stock in the global offering at the assumed initial public offering price of ¥2,800 per share after deduction of estimated underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted net tangible book value as of March 31, 2016 would have been ¥535 per outstanding share. This represents an immediate increase in net tangible book value of ¥453 per share to existing shareholders and an immediate dilution in net tangible book value of ¥2,265 per share (equivalent to $21.27 per ADS) to purchasers of shares of our common stock or ADSs in the global offering.

The following table illustrates such dilution on a per share of common stock basis:

Assumed initial public offering price per share of our common stock	¥2,800
Net tangible book value per share of our common stock as of March 31, 2016	¥82
Increase in net tangible book value per share of our common stock attributable to the sale of shares of our common stock in this global offering	¥453

As adjusted net tangible book value per share of our common stock immediately after this global offering	¥535

Dilution in net tangible book value per share of our common stock to new investors	¥2,265

A ¥100 increase (decrease) in the assumed initial public offering price of ¥2,800 per share would increase (decrease) our as adjusted net tangible book value per share after giving effect to the global offering by ¥17 per share and the dilution in net tangible book value per share to new investors in the global offering by ¥83 per share (equivalent to $0.78 per ADS), assuming no change to the number of shares of our common stock offered by us as set forth on the cover page of this prospectus, and before deducting underwriting discounts and commissions and other offering expenses.

If the options of Morgan Stanley & Co. LLC and Nomura Securities Co., Ltd. to purchase, in the aggregate, 5,250,000 additional shares of our common stock are exercised in full, the as adjusted net tangible book value per share, as adjusted to give effect to the global offering, would be ¥591 per share, and the dilution in net tangible book value per share to new investors in the global offering would be ¥2,209 per share (equivalent to $20.75 per ADS).

The following table summarizes, as of March 31, 2016, the differences between our existing shareholder and the new investors purchasing shares of our common stock in the global offering, with respect to the respective number of shares purchased, total consideration paid, and average price per share paid, assuming an initial public offering price of ¥2,800 per share, which is the initial reference price we have included in our Japanese registration statement in accordance with Japanese regulations and the approximate midpoint of the estimated offering price range set forth on the front cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares of stock purchased		Total consideration			Average price per share
	Number	Percent	Amount		Percent
Existing shareholder	174,992,000	83.3%	¥12,596,197,697	(1)	11.4%	¥71.98
New investors	35,000,000	16.7	98,000,000,000		88.6	2,800

Total	209,992,000	100.0%	¥110,596,197,697		100.0%	¥526.67

(1)	There were no non-cash payments made by NAVER Corporation.

A ¥100 increase (decrease) in the assumed public offering price of ¥2,800 per share of our common stock would increase (decrease) total consideration paid by new investors and average price per share paid by all shareholders by ¥3,500,000,000 and ¥16.67 per share, respectively, assuming a sale of 35,000,000 shares at ¥2,800, the initial reference price we have included in our Japanese registration statement in accordance with Japanese regulations and the approximate midpoint of the range set forth on the cover page of this prospectus, and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the options of Morgan Stanley & Co. LLC and Nomura Securities Co., Ltd. to purchase, in the aggregate, 5,250,000 additional shares of our common stock are exercised in full, our existing shareholder would own 81.3% and our new investors would own 18.7% of the total number of our shares outstanding upon the completion of this global offering. The primary purposes of the global offering are financing our business expansion, which may include investment, acquisition or strategic cooperation to expand our user base or procure additional content for the LINE platform, marketing new products and services and other general corporate purposes and repaying outstanding debt.

The discussion and tables above also assume no exercise of any outstanding stock options. As of May 31, 2016, there were 25,526,500 shares of our common stock issuable upon exercise of outstanding stock options. See “Management — Stock Options.” To the extent that any of these options are exercised, there will be further dilution to new investors.

EXCHANGE RATES

The table below sets forth, for the periods and dates indicated, the noon buying rate in New York City for cable transfers in yen as certified for customs purposes by the Federal Reserve Bank of New York, expressed in yen per US$1.00. Unless otherwise stated, the translations of yen into U.S. dollars in this prospectus have been made at the noon buying rate of the Federal Reserve Bank of New York in effect on March 31, 2016, which was ¥112.42 to US$1.00. We do not intend to imply that the yen or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or yen, as the case may be, at any particular rate, or at all.

	Noon Buying Rate
Period	Average (1)	Period End	High	Low
	(¥ per US$1.00)
2012	80.10	86.64	86.64	76.11
2013	98.00	105.25	105.25	86.92
2014	106.63	119.85	121.38	101.11
2015	121.02	120.27	125.58	116.78
December	–	–	123.52	120.27
2016 (through June 3, 2016)	–	–	121.06	106.34
January	–	–	121.05	116.38
February	–	–	121.06	111.36
March	–	–	113.94	111.30
April	–	–	112.06	106.90
May	–	–	110.75	106.34
June (through June 3)	–	–	109.55	106.88

(1)	Calculated by averaging the exchange rates on the last business day of each month during the respective periods.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

We have prepared the following unaudited pro forma consolidated financial information to give effect to the deconsolidation of LINE BIZ Plus Ltd. (“BIZTH”), which offers payment services in Thailand.

Our former subsidiary BIZTH was deconsolidated as a result of the issuance of shares on April 25, 2016. BSS Holdings Co., Ltd. (“BSS Holdings”), a third party entity, acquired the newly issued shares and the transaction resulted in a decrease of our ownership of BIZTH from 100.0% to 50.0%. As a result of this transaction, we account for BIZTH as a joint venture under the equity method because we have joint control of the entity. To acquire the new shares, BSS Holdings contributed 750 million Baht, or ¥2,384 million in cash (exchange rate as of the transaction date, April 25, 2016). In conjunction with this transaction, we cancelled a trade receivable from BIZTH of 90 million Baht, or ¥284 million.

The unaudited pro forma condensed consolidated statement of profit or loss for the year ended December 31, 2015 gives effect to the deconsolidation of BIZTH as if it had occurred on January 1, 2015. The unaudited pro forma condensed consolidated statement of profit or loss for the three months ended March 31, 2016 gives effect to the deconsolidation of BIZTH as if it had occurred on January 1, 2015. The unaudited pro forma condensed consolidated balance sheet as of March 31, 2016 gives effect to the deconsolidation of BIZTH as if it had occurred on March 31, 2016.

The pro forma consolidated financial information has not been audited and has been furnished for informational purposes only. We therefore caution you not to place undue reliance on the unaudited pro forma consolidated financial information.

Unless otherwise indicated, the following exchange rates of yen per 1.00 Baht have been applied in the preparation of the pro forma financial information:

Average exchange rate for the year ended December 31, 2015 (pro forma statement of profit or loss for the year ended December 31, 2015):	¥3.52472 / 1.00 Baht
Average exchange rate for the three months ended March 31, 2016 (pro forma statement of profit or loss for the three months ended March 31, 2016):	¥3.23543 / 1.00 Baht
Period-end exchange rate as of March 31, 2016 (pro forma balance sheet):	¥3.19000 / 1.00 Baht

Unaudited Pro Forma Condensed Consolidated Statement of Profit or Loss

For the year ended December 31, 2015

	(In thousands of yen, except per share data)
	As Reported	Pro Forma Adjustments		Pro Forma
Revenues and other operating income:
Revenues	120,405,531	111,775	(1)	120,517,306
Other operating income	474,363	(1,023	)(1)	473,340

Total revenues and other operating income	120,879,894	110,752		120,990,646
Operating expenses:
Payment processing and licensing expenses	(28,742,254)	12,776	(2)	(28,729,478)
Employee compensation expenses	(35,571,775)	41,494	(2)	(35,530,281)
Marketing expenses	(16,596,242)	10,191	(2)	(16,586,051)
Infrastructure and communication expenses	(7,712,095)	44	(2)	(7,712,051)
Authentication and other service expenses	(12,133,232)	10,519	(2)	(12,122,713)
Depreciation and amortization expenses	(3,732,775)	3,168	(2)	(3,729,607)
Other operating expenses	(14,431,395)	34,062	(2)	(14,397,333)

Total operating expenses	(118,919,768)	112,254		(118,807,514)

Profit from operating activities	1,960,126	223,006		2,183,132

Net finance income/(cost)	(35,081)	29	(3)	(35,052)
Share of loss of associates	(204,903)	(125,156	)(4)	(330,059)
Loss on foreign currency transactions, net	(519,846)	14,941	(5)	(504,905)
Other non-operating income	157,023	—		157,023
Other non-operating expenses	(1,887,437)	12,337	(3)	(1,875,100)

Loss before tax from continuing operations	(530,118)	125,157		(404,961)

Income tax benefits	146,004	—	(6)	146,004

Loss for the year from continuing operations	(384,114)	125,157		(258,957)

Attributable to:
The shareholder of the Company	6,196	68,880		75,076
Non-controlling interests	(390,310)	56,277		(334,033)
Earnings per share
Basic profit from continuing operations attributable to the shareholder of the Company (7)	0.04			0.44
Diluted profit from continuing operations attributable to the shareholder of the Company (7)	0.03			0.38

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

Pro forma adjustments:

(1)	Reflects revenues and other operating income relating to the provision of IT services to BIZTH of ¥122 million, which were previously eliminated as part of the consolidation process but which are now presented as our revenue from BIZTH. This revenue amount reflects a revised service agreement, which is effective from the joint venture transaction date. The adjustment also includes ¥10 million of revenue generated directly by BIZTH from third party customers, which has been eliminated as this revenue was not generated by us. All of the transactions between BIZTH and us relate to the rendering of services and there was nothing recorded in the balance sheet related to these transactions. Therefore, the recognition is not dependent upon a transaction with a third party.
(2)	Reflects the elimination of operating expenses directly attributable to BIZTH.
(3)	Reflects the elimination of non-operating income and expenses directly attributable to BIZTH.
(4)	Reflects our 50% share of loss incurred by BIZTH for the year ended December 31, 2015.
(5)	Reflects the elimination of gains from foreign currency transactions directly attributable to BIZTH.
(6)	BIZTH recorded a net loss during the year ended December 31, 2015 and therefore no pro forma adjustment was made to income tax benefit. No deferred tax assets on its unused tax losses were recognized by BIZTH as of December 31, 2015.
(7)	Pro forma weighted average number of total common and class A shares for basic earnings per share and diluted earnings per share adjusted for the effect of dilution were 174,992,000 and 193,797,566, respectively.

Unaudited Pro Forma Condensed Consolidated Statement of Profit or Loss

For the three months ended March 31, 2016

	(In thousands of yen, except per share data)
	As Reported	Pro Forma Adjustments		Pro Forma
Revenues and other operating income:
Revenues	33,455,853	28,765	(8)	33,484,618
Other operating income	660,302	—		660,302

Total revenues and other operating income	34,116,155	28,765		34,144,920
Operating expenses:
Payment processing and licensing expenses	(7,750,301)	5,488	(9)	(7,744,813)
Employee compensation expenses	(9,393,213)	16,991	(9)	(9,376,222)
Marketing expenses	(2,306,594)	32,564	(9)	(2,274,030)
Infrastructure and communication expenses	(1,781,655)	—	(9)	(1,781,655)
Authentication and other service expenses	(2,896,673)	5,486	(9)	(2,891,187)
Depreciation and amortization expenses	(967,975)	1,519	(9)	(966,456)
Other operating expenses	(3,681,759)	7,809	(9)	(3,673,950)

Total operating expenses	(28,778,170)	69,857		(28,708,313)

Profit from operating activities	5,337,985	98,622		5,436,607

Net finance income	3,202	—		3,202
Share of loss of associates	(62,845)	(29,989	)(10)	(92,834)
Loss on foreign currency transactions, net	(568,698)	(6,927	)(11)	(575,625)
Other non-operating income	21,252	—		21,252
Other non-operating expenses	(587,886)	—		(587,886)

Profit before tax from continuing operations	4,143,010	61,706		4,204,716

Income tax expenses	(2,736,740)	—	(12)	(2,736,740)

Profit for the period from continuing operations	1,406,270	61,706		1,467,976

Attributable to:
The shareholder of the Company	1,517,890	34,571		1,552,461
Non-controlling interests	(111,620)	27,135		(84,485)
Earnings per share
Basic profit from continuing operations attributable to the shareholder of the Company(13)	8.67			8.87
Diluted profit from continuing operations attributable to the shareholder of the Company(13)	7.79			7.97

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

Pro forma adjustments:

(8)	Reflects revenues and other operating income relating to the provision of IT services to BIZTH of ¥34 million, which were previously eliminated as part of the consolidation process but which are now presented as our revenue from BIZTH. This revenue amount reflects a revised service agreement, which is effective from the joint venture transaction date. The adjustment also includes ¥5 million of revenue generated directly by BIZTH from third party customers, which has been eliminated as this revenue was not generated by us. All of the transactions between BIZTH and us relate to the rendering of services and there was nothing recorded in the balance sheet related to these transactions. Therefore, the recognition is not dependent upon a transaction with a third party.
(9)	Reflects the elimination of operating expenses directly attributable to BIZTH.
(10)	Reflects our 50% share of loss incurred by BIZTH for the three months ended March 31, 2016.
(11)	Reflects the elimination of gains from foreign currency transactions directly attributable to BIZTH.
(12)	BIZTH recorded a net loss during the three months ended March 31, 2016 and therefore no pro forma adjustment was made to income tax benefit. No deferred tax assets on its unused tax losses were recognized by BIZTH as of March 31, 2016.
(13)	Pro forma weighted average number of total common shares for basic earnings per share and diluted earnings per share adjusted for the effect of dilution were 174,992,000 and 194,745,768, respectively.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

As of March 31, 2016

	(In thousands of yen)
	As Reported	Pro Forma Adjustments		Pro Forma
Assets
Current assets
Cash and cash equivalents	35,081,614	(479,932	)(14)	34,601,682
Trade and other receivables	23,631,977	(3,017	)(15)	23,628,960
Current assets – other	4,022,254	(27,046	)(16)	3,995,208

Total current assets	62,735,845	(509,995)		62,225,850

Non-current assets
Investments in associates and joint venture	1,622,326	2,383,847	(17)	4,006,173
Other financial assets, non-current	22,878,331	(2,798	)(16)	22,875,533
Deferred tax assets	16,444,552	—	(12)	16,444,552
Non-current assets – other	14,940,397	(156,204	)(18)	14,784,193

Total non-current assets	55,885,606	2,224,845		58,110,451

Total assets	118,621,451	1,714,850		120,336,301

Liabilities
Current liabilities
Trade and other payables	21,870,091	(31,591	)(16)	21,838,500
Other financial liabilities, current	43,080,840	(31,087	)(16)	43,049,753
Other current liabilities	25,908,322	(5,132	)(16)	25,903,190

Total current liabilities	90,859,253	(67,810)		90,791,443

Non-current liabilities	8,537,906	(4,234	)(16)	8,533,672

Total Liabilities	99,397,159	(72,044)		99,325,115

Shareholder’s equity
Share capital	12,596,198	—		12,596,198
Share premium	21,451,394	—		21,451,394
Accumulated deficit	(19,301,340)	1,175,372	(19)	(18,125,968)
Accumulated other comprehensive income	4,870,329	66,118	(20)	4,936,447

Equity attributable to the shareholder of the Company	19,616,581	1,241,490		20,858,071

Non-controlling interests	(392,289)	545,404	(21)	153,115

Total shareholder’s equity	19,224,292	1,786,894		21,011,186

Total liabilities and shareholder’s equity	118,621,451	1,714,850		120,336,301

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

Pro forma adjustments:

(14)	Reflects the elimination of cash and cash equivalents directly attributable to BIZTH.
(15)	Reflects trade and other receivables directly attributable to BIZTH of ¥8 million, which excluded an intercompany trade receivable of ¥5 million, which was previously eliminated as part of the consolidation process but which is now due to us from BIZTH as a result of the transaction. The trade receivable of ¥284 million from BIZTH described in the introductory paragraph does not impact this adjustment because the receivable position is cancelled as a result of the transaction. Refer to note (19) below for more information on the impact of the receivable cancellation on accumulated deficit.
(16)	Reflects the elimination of assets and liabilities directly attributable to BIZTH.

(17)	Reflects the change in the ownership of BIZTH from a subsidiary to a 50% owned joint venture as follows:

(In thousands of yen)
Net assets of BIZTH as reported in our consolidated financial statements as of March 31, 2016	753,855
Fair value adjustment(a)	1,629,993

Investment in associates and joint venture(a)	2,383,848

(a)	This adjustment reflects the re-measurement to fair value of our 50% ownership interest in BIZTH. The fair value is based on the issuance of new shares for 750 million Baht (or ¥2,384 million using the exchange rate as of the transaction date, April 25, 2016) cash paid by BSS Holdings to acquire 50% of BIZTH.

(18)	Reflects the elimination of other non-current assets directly attributable to BIZTH including ¥131 million of goodwill recognized by us as part of the original acquisition of BIZTH in February 2015.
(19)	Mainly reflects a gain on the fair value adjustment attributable to us of ¥1,630 million (see table in note (17) above), partly offset by ¥407 million attributable to a 25% non-controlling interest held by a third party unrelated to BSS Holdings that remains in our post-transaction 50% ownership of BIZTH. The remaining balance was also offset by ¥71 million in connection with the write-off of the trade receivable mentioned in the introductory paragraph. Since the trade receivable cancellation took place while BIZTH was consolidated (i.e., the transaction date), our write-off loss was netted off by a gain in the same amount recorded by BIZTH as its payable to us was cancelled. However, as of transaction date BIZTH was still subject to a 25% non-controlling interest held by a third party unrelated to BSS Holdings. ¥71 million represents 25% of BIZTH’s ¥284 million gain on its payable cancellation. This non-controlling interest reduced BIZTH’s net assets.
(20)	Reflects the reversal of the cumulative foreign currency translation adjustment directly attributable to BIZTH.
(21)	This adjustment to non-controlling interest includes mainly ¥407 million for the fair value adjustment described in note (19) above. The adjustment also reflects the elimination of the portion of the accumulated loss of BIZTH attributable to a 25% non-controlling interest of ¥130 million. The post-transaction non-controlling interest of 25% described in note (19) was included with the profit that resulted directly from the transaction as of March 31, 2016 and therefore used 25% of our new ownership of 50%. The elimination of the accumulated loss of BIZTH of ¥130 million includes ¥16 million due to foreign currency translation.

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

You should read the selected historical financial and operating data below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and related notes included in this prospectus.

The consolidated statement of financial position data as of December 31, 2014 and 2015 and the consolidated statement of profit or loss data for the years ended December 31, 2013, 2014 and 2015 have been derived from our audited consolidated financial statements and related notes included in this prospectus. The consolidated statement of financial position data as of December 31, 2012 and 2013 and the consolidated statement of profit or loss data for the year ended December 31, 2012 have been derived from our audited consolidated financial statements and related notes not included in this prospectus. These audited consolidated financial statements and the related notes have been prepared in accordance with IFRS as issued by the IASB. The interim condensed consolidated statement of financial position data as of March 31, 2016 and the interim condensed consolidated statement of profit or loss data for the three months ended March 31, 2015 and 2016 have been derived from our unaudited consolidated financial statements and related notes included in this prospectus. The unaudited interim condensed consolidated financial statements and related notes have been prepared on the same basis as the audited consolidated financial statements and related notes and reflect, in the opinion of management, all adjustments of a normal recurring nature that are necessary for a fair statement of unaudited interim condensed consolidated financial statements.

Our audited consolidated financial statements as of and for the year ended December 31, 2013, together with comparative audited consolidated financial statements as of and for the year ended December 31, 2012, are the first consolidated financial statements prepared in accordance with IFRS. For periods up to and including the year ended December 31, 2012, we prepared our consolidated financial statements in accordance with Japanese GAAP. Japanese GAAP differs in material respects from IFRS. For this reason, our financial information presented in accordance with Japanese GAAP, which we publish in Japan, is not directly comparable to our financial information prepared in accordance with IFRS included in this prospectus, and we have not included such information below.

The information set forth below is not necessarily indicative of the results of future operations, and the results of the three months ended March 31, 2016 are not necessarily indicative of results to be expected for the full year or any other period.

Consolidated Statement of Profit or Loss Data

	For the year ended December 31,					For the three months ended March 31,
	2012	2013	2014	2015	2015(1)	2015	2016	2016(1)
		(in millions of yen and millions of U.S. dollars, except share and per share data)
Revenues and other operating income:
Revenues	¥6,414	¥39,586	¥86,366	¥120,406	$1,071	¥28,104	¥33,456	$298
Other operating income	94	69	296	474	4	117	660	5

Total revenues and other operating income	6,508	39,655	86,662	120,880	1,075	28,221	34,116	303

Operating expenses:
Payment processing and licensing expenses	(1,878)	(9,606)	(20,598)	(28,742)	(256)	(6,225)	(7,750)	(69)
Employee compensation expenses	(3,929)	(8,490)	(18,289)	(35,572)	(316)	(7,574)	(9,393)	(84)
Marketing expenses	(599)	(17,202)	(18,069)	(16,596)	(148)	(4,780)	(2,307)	(21)
Infrastructure and communication expenses	(383)	(2,537)	(4,492)	(7,712)	(69)	(1,663)	(1,782)	(16)
Authentication and other service expenses	(1,058)	(4,914)	(7,874)	(12,133)	(108)	(2,398)	(2,897)	(26)
Depreciation and amortization expenses	(805)	(1,330)	(2,370)	(3,733)	(33)	(764)	(968)	(9)
Other operating expenses	(1,282)	(3,313)	(8,555)	(14,432)	(128)	(3,393)	(3,681)	(31)

Total operating expenses	(9,934)	(47,392)	(80,247)	(118,920)	(1,058)	(26,797)	(28,778)	(256)

Profit (loss) from operating activities	(3,426)	(7,737)	6,415	1,960	17	1,424	5,338	47

Finance income	70	67	86	71	1	23	27	0
Finance costs	(73)	(39)	(137)	(106)	(1)	(24)	(24)	(0)
Share of loss of associates	—	(243)	(167)	(205)	(2)	(23)	(63)	(1)
Gain (loss) on foreign currency transactions, net	234	(373)	66	(520)	(5)	(64)	(569)	(5)
Other non-operating income	—	7	—	157	1	14	21	0
Other non-operating expenses	(37)	—	—	(1,887)	(16)	(165)	(587)	(4)

Profit (loss) before tax from continuing operations	(3,232)	(8,318)	6,263	(530)	(5)	1,185	4,143	37

Income tax benefits (expenses)	(14)	648	(7,151)	146	1	(2,942)	(2,737)	(24)

Profit (loss) for the period from continuing operations	(3,246)	(7,670)	(888)	(384)	(4)	(1,757)	1,406	13

Profit (loss) from discontinued operations, net of tax	2,832	1,279	2,892	(7,588)	(67)	(148)	(1,640)	(15)

Profit (loss) for the period	¥(414)	¥(6,391)	¥2,004	¥(7,972)	$(71)	¥(1,905)	¥(234)	$(2)

Attributable to:
The shareholder of the Company	(214)	(764)	4,207	(7,582)	(68)	(1,888)	(122)	(1)
Non-controlling interests(2)	(200)	(5,627)	(2,203)	(390)	(3)	(17)	(112)	(1)

Earnings per share:
Basic profit (loss) for the period attributable to the shareholder of the Company	¥(1.36)	¥(4.36)	¥24.05	¥(43.33)	$(0.39)	¥(10.79)	¥(0.70)	$(0.01)
Diluted profit (loss) for the period attributable to the shareholder of the Company	(1.36)	(4.36)	22.14	(39.12)	(0.35)	(10.79)	(0.63)	(0.01)
Earnings per share from continuing operations
Basic profit (loss) from continuing operations attributable to the shareholder of the Company	(19.33)	(11.67)	7.52	0.04	0.00	(9.95)	8.67	0.08
Diluted profit (loss) from continuing operations attributable to the shareholder of the Company	(19.33)	(11.67)	6.92	0.03	0.00	(9.95)	7.79	0.07
Earnings per share from discontinued operations
Basic profit from discontinued operations attributable to the shareholder of the Company	17.97	7.31	16.53	(43.37)	(0.39)	(0.84)	(9.37)	(0.09)
Diluted profit from discontinued operations attributable to the shareholder of the Company	17.97	7.31	15.22	(39.15)	(0.35)	(0.84)	(8.42)	(0.08)

Basic weighted average shares outstanding	157,565,943	174,992,000	174,992,000	174,992,000	174,992,000	174,992,000	174,992,000	174,992,000

Diluted weighted average shares outstanding	157,565,943	174,992,000	190,024,846	193,797,566	193,797,566	174,992,000	194,745,768	194,745,768

(1)	For convenience, the Japanese yen amounts are expressed in U.S. dollars at the rate of ¥112.42 per US$1.00, the noon buying rate of the Federal Reserve Bank of New York for Japanese yen in effect on March 31, 2016.

(2)	For each of the years ended December 31, 2013 and 2014, the non-controlling interests were mainly held by NAVER Corporation, our shareholder.

Consolidated Statement of Financial Position Data

	As of December 31,					As of March 31,
	2012	2013	2014	2015	2015	2016	2016
	(in millions of yen and millions of U.S. dollars)
Cash and cash equivalents	¥7,153	¥13,362	¥20,254	¥33,652	$299	¥35,082	$312
Trade and other receivables	7,961	11,625	24,223	27,248	242	23,632	210
Property and equipment	7,504	8,102	9,656	10,501	93	9,974	89
Total assets	33,085	46,522	85,664	122,159	1,087	118,621	1,055
Total liabilities	13,148	34,206	73,153	104,626	931	99,397	884
Total shareholder’s equity	19,937	12,316	12,511	17,533	156	19,224	171
Equity attributable to the shareholder of the Company	19,855	10,727	12,496	17,743	158	19,616	174
Equity attributable to non-controlling interests	82	1,589	15	(210)	(2)	(392)	(3)

Supplemental Financial Information

	For the year ended December 31,				For the three months ended March 31,
	2013	2014	2015	2015	2015	2016	2016
	(in millions of yen and millions of U.S. dollars)
Adjusted EBITDA(1)..	¥(5,603)	¥11,760	¥16,906	$150	¥4,475	¥8,800	$78
Adjusted profit (loss) for the period(1).	(6,911)	1,975	10,266	91	411	3,790	34

(1)	See “— Non-IFRS Measures” below.

Non-IFRS Measures

We use non-IFRS financial measures such as adjusted EBITDA and adjusted profit (loss) for the period in evaluating our financial and operating results and for financial and operational decision making purposes.

We believe that adjusted EBITDA and adjusted profit (loss) for the period help identify underlying trends in our business that could otherwise be distorted by the effect of the income or expenses that we exclude in calculating adjusted EBITDA and adjusted profit (loss) for the period. We believe that adjusted EBITDA and adjusted profit (loss) for the period provide useful information about our financial and operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision making.

Adjusted EBITDA and adjusted profit (loss) for the period should not be considered in isolation or construed as an alternative to profit (loss) from operating activities, profit (loss) for the period, cash flows or any other measure of performance or as an indicator of our financial or operating performance. Adjusted EBITDA and adjusted profit (loss) for the period presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Adjusted EBITDA represents profit (loss) from operating activities (which does not include finance income, finance costs, share of profit or loss of associates, gain (loss) on foreign currency transactions, net, other non-operating income and expenses, income tax benefits or expenses and profit (loss) from discontinued operations, net of tax) before certain non-cash expenses, consisting of share-based compensation expenses and depreciation and amortization expenses.

Adjusted profit (loss) for the period represents profit (loss) for the period before share-based compensation expenses, tax impact of share-based compensation expenses and profit (loss) from discontinued operations, net of tax.

The table below sets forth a reconciliation of our profit (loss) from operating activities to adjusted EBITDA for the periods indicated:

	For the year ended December 31,				For the three months ended March 31,
	2013	2014	2015	2015	2015	2016	2016
	(in millions of yen and millions of U.S. dollars)
Profit (loss) from operating activities	¥(7,737)	¥6,415	¥1,960	$17	¥1,424	¥5,338	$47
Add: Share-based compensation expenses	804	2,975	11,213	100	2,287	2,494	22
Add: Depreciation and amortization expenses	1,330	2,370	3,733	33	764	968	9

Adjusted EBITDA	¥(5,603)	¥11,760	¥16,906	$150	¥4,475	¥8,800	$78

The following table sets forth a reconciliation of our profit (loss) to adjusted profit (loss) for the periods indicated:

	For the year ended December 31,				For the three months ended March 31,
	2013	2014	2015	2015	2015	2016	2016
	(in millions of yen and millions of U.S. dollars)
Profit (loss) for the period	¥(6,391)	¥2,004	¥(7,972)	$(71)	¥(1,905)	¥(234)	$(2)
Add: Share-based compensation expenses	804	2,975	11,213	100	2,287	2,494	22
Subtract: Tax impact of share-based compensation expenses	(45)	(112)	(563)	(5)	(119)	(110)	(1)
Subtract: Profit (loss) from discontinued operations, net of tax	(1,279)	(2,892)	7,588	67	148	1,640	15

Adjusted profit (loss) for the period	¥(6,911)	¥1,975	¥10,266	$91	¥411	¥3,790	$34

Selected Operating Data

The following tables present our selected operating data as of the dates or for the periods indicated:

	For the month of
	Mar. 2013	Jun. 2013	Sep. 2013	Dec. 2013	Mar. 2014	Jun. 2014	Sep. 2014	Dec. 2014	Mar. 2015	Jun. 2015	Sep. 2015	Dec. 2015	Mar. 2016
	(in millions)
Total MAUs(1)	75	94	125	137	159	170	179	190	205	211	212	215	218
Japan	31	35	39	41	45	47	49	51	54	55	57	58	61
Taiwan, Thailand and Indonesia	22	28	34	38	44	49	54	62	70	76	81	87	91
Total MPUs(2)	2.6	3.7	3.7	4.1	5.4	6.7	7.0	8.2	7.5	7.9	8.2	8.8	8.4
MAUs of LINE Games(3)	18	19	21	22	35	34	33	39	38	36	32	32	31
MPUs of LINE Games(4)	0.6	0.8	1.1	1.1	1.5	1.4	1.4	1.8	1.5	1.4	1.4	1.6	1.6

(1)	Represents the number of user accounts that (i) accessed the LINE messaging application or any LINE Game through mobile devices; (ii) sent messages through the LINE messaging application from personal computers; or (iii) sent messages through any other LINE application from mobile devices, in each case at least once during the month indicated.

(2)	Represents the number of user accounts that made (i) a payment for Stickers, Themes or LINE Out on the LINE messaging application through mobile devices or personal computers or (ii) a payment relating to any LINE Game through mobile devices, in each case at least once during the month indicated.

(3)	Represents the number of user accounts that accessed any LINE Game through mobile devices at least once during the month indicated.

(4)	Represents the number of user accounts that made a payment relating to any LINE Game through mobile devices at least once during the month indicated.

	As of
	Mar. 31, 2013	Jun. 30, 2013	Sep. 30, 2013	Dec. 31, 2013	Mar. 31, 2014	Jun. 30, 2014	Sep. 30, 2014	Dec. 31, 2014	Mar. 31, 2015	Jun. 30, 2015	Sep. 30, 2015	Dec. 31, 2015	Mar. 31 2016
	(in millions)
Cumulative downloads of applications offered on the LINE platform
Downloads of the LINE messaging application(1)	134	183	260	325	400	476	554	637	722	804	883	953	1,025
Downloads of LINE Games	93	146	191	235	312	367	428	485	527	563	597	628	654
Downloads of other LINE applications	58	80	101	125	145	169	191	223	270	327	391	441	500

Total	285	409	552	685	857	1,012	1,173	1,345	1,519	1,694	1,871	2,022	2,179

(1)	As of March 31, 2016, the number of registered user accounts of the LINE messaging application, after adjusting for subsequent deregistrations, was 675 million.

	For the three months ended
	Mar. 31 2013	Jun. 30 2013	Sep. 30 2013	Dec. 31 2013	Mar. 31 2014	Jun. 30 2014	Sep. 30 2014	Dec. 31 2014	Mar. 31 2015	Jun. 30 2015	Sep. 30 2015	Dec. 31 2015	Mar. 31 2016
	(in millions)
Actual downloads of applications offered on the LINE platform per period
Downloads of the LINE messaging application	29	49	77	65	74	76	79	82	85	82	79	70	71
Downloads of LINE Games	29	53	45	44	77	55	62	57	42	36	33	31	26
Downloads of other LINE applications	17	22	21	24	21	24	22	32	47	57	64	50	58

Total	74	123	143	133	173	155	163	171	174	174	177	151	155

We periodically review the cumulative downloads of the LINE messaging application as an indicator of our performance in acquiring new LINE platform users and the cumulative downloads of LINE Games and other applications as an indicator of the popularity and user acceptance of the games and other content we distribute through the LINE platform.

	For the month of
	Mar. 2013	Jun. 2013	Sep. 2013	Dec. 2013	Mar. 2014	Jun. 2014	Sep. 2014	Dec. 2014	Mar. 2015	Jun. 2015	Sep. 2015	Dec. 2015	Mar. 2016
	(in millions, except Sticker sets available)
Messages(1)
Daily average number of messages sent	1,403	1,801	2,050	2,197	2,860	3,100	3,190	3,372	3,764	4,051	3,997	4,048	4,211
Daily average number of messages received	3,105	3,917	4,257	4,715	6,519	8,071	9,244	11,048	12,889	15,555	15,160	15,534	16,186
Stickers(2)
Daily average number of Stickers sent	155	204	231	267	346	350	328	335	358	397	379	388	389
Total number of Sticker sets available on the LINE platform	163	225	289	351	428	3,881	18,671	41,596	75,392	147,987	185,114	225,895	259,499

(1)	Includes text messages, voice messages, Stickers and photo, video, voice and text files sent and received, as well as free voice and video calls made and received, in each case using the LINE messaging application from either mobile devices or personal computers or using any LINE Game or any other LINE application from mobile devices.

(2)	Includes Stickers offered on Creators Market, which was launched in April 2014, and Sponsored Stickers.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Selected Historical Financial and Operating Data” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section titled “Risk Factors” included elsewhere in this prospectus.

Overview

We are a leading global platform for mobile messaging and communication services, content distribution and advertising. Our mobile messaging application, which is the foundation of our LINE platform and operates on all major mobile operating systems, enables our users to communicate through free instant messaging and voice and video calls and serves as a smart portal to our other applications and services. We provide users with access to a wide range of social and interactive content and services that satisfy our users’ individual needs for access to information and entertainment such as mobile games and music through our “content platform,” as well as O2O services such as payment services and job posting, restaurant reservation and taxi booking services through our “life platform.” We believe that the integration on our LINE platform of content and services offers our users a convenient way to connect and have fun with their family and friends, explore and share their interests and satisfy their daily needs with greater ease, which we believe enriches the user experience and ultimately contributes to higher user loyalty. For game developers and other content providers, we serve as a publishing and distribution platform for the direct sale of their products. Supported by our large user base and high level of user engagement, LINE has become an attractive advertising platform providing targeted and interactive marketing solutions that enable advertisers to promote their brands and amplify their visibility and reach.

Our focus has been on growing our user base and developing our LINE platform into one that is capable of supporting rapid and sustainable growth in a highly evolving, fast-changing industry. We have experienced our largest user growth in Japan, Taiwan, Thailand and Indonesia. In March 2016, we had 218 million MAUs globally, with 152 million MAUs located in Japan, Taiwan, Thailand and Indonesia combined. We strive to localize our services to take into account cultural differences and user needs, and we currently provide our services in 19 languages. According to App Annie, LINE was the fourth largest application publisher globally for the two years ended March 31, 2016, based on the number of downloads from the Social Networking category on iOS App Store and Social and Communication categories on Google Play, combined. At the same time, we have been focusing on increasing revenues generated from various participants active on the LINE platform. While our revenues have been derived primarily from games, Stickers and advertising services, we plan to continue to invest in product development and explore additional monetization opportunities in both our largest existing markets as well as in markets that we have entered more recently.

With an increasing amount of activity on the internet being conducted through mobile applications from a smartphone, we believe that LINE provides a fast, versatile and user-friendly platform for the discovery of content and services in the mobile era. Our approach in each market is to build a large user base through our LINE messaging application, promote user engagement and introduce and enhance entertainment and other content and services, all of which lead to greater monetization opportunities and enhanced media value for our advertising business.

Our Global Footprint and Expansion

We have experienced rapid growth in our business since the introduction of the LINE mobile messaging application in June 2011. We first launched the LINE messaging application to the public in Japan, followed by launches in other Asian countries. We initially focused on building our user base in Japan and shortly afterwards expanded our focus to other parts of Asia, where we believed there was significant market potential based on the relatively low level of smartphone penetration in a relatively large and growing population size. Today, we believe LINE is the leading mobile messaging application in Japan, Taiwan and Thailand in terms of number of users, and we have obtained substantial numbers of users in other parts of Asia, including Indonesia, Hong Kong, Singapore, Malaysia and Myanmar.

We have achieved this growth through active marketing of LINE as well as customizing our content offerings to suit local preferences and needs. We continue to see opportunities for growth in our leading markets of Japan, Taiwan, Thailand and Indonesia as we enhance and expand our offering of products and services, while we also continue to strive to enhance our position in additional markets by localizing our products and engaging in targeted marketing.

The growth rate of our active users has slowed recently as the size of our active user base has increased and we have achieved higher market penetration rates, particularly in our leading markets of Japan, Taiwan, Thailand and Indonesia. From our inception, we experienced our largest user growth in Japan, Taiwan, Thailand and Indonesia. While we achieved significant user growth in other parts of the world in 2013 and 2014, beginning in early 2015, we have refocused our marketing efforts on key countries in line with our increased emphasis on monetization in markets where we have achieved leading market positions. While this effort has led to a continued increase in our MAUs in the four key countries of Japan, Taiwan, Thailand and Indonesia as well as overall MAUs, it has at the same time contributed to a significant decrease in total MAUs outside the four key countries. We continue to strive to attract and retain new users in new markets by investing in various product offerings available on the LINE platform as well as marketing initiatives.

We believe that the scale and growth of our user base provide us with powerful network effects, whereby LINE becomes more valuable with more users driving further user growth and engagement as well as attracting more advertisers and platform partners. We benefit from such network effects where more activity on LINE leads to the creation and distribution of more content, which in turn attracts more users, platform partners and advertisers. We will continue to invest in new products and services and enhancements to our existing products and services, with the goal of further expanding our user base and increasing user engagement.

We generate revenues in a variety of ways and from various participants active on the LINE platform. Our revenues are primarily generated from games, Stickers and advertising services on the LINE platform as well as from advertising on our web portals. We generated revenues of ¥39,586 million in 2013, ¥86,366 million in 2014, ¥120,406 million in 2015 and ¥33,456 million in the first three months of 2016. For the two years ended March 31, 2016, according to App Annie, LINE ranked as the world’s largest mobile publisher based on non-game gross revenue from iOS App Store and Google Play, combined.

Key Milestones

The following is a summary of our key product and service launches since June 2011:

Key Metrics

MAUs are a measure of the size of our active user base. We define MAUs in a given month as the number of user accounts that (i) accessed the LINE messaging application or any LINE Game through mobile devices; (ii) sent messages through the LINE messaging application from personal computers; or (iii) sent messages through any other LINE application from mobile devices, in each case at least once during that month. Growth in our MAUs has been as follows:

MPUs are a measure of the number of our paying users, which we review to measure our ability to monetize our user base. We define MPUs in a given month as the number of user accounts that made (i) a payment for Stickers, Themes or LINE Out on the LINE messaging application through mobile devices or personal computers or (ii) a payment relating to any LINE Game through mobile devices, in each case at least once during that month. Growth in our MPUs has been as follows:

Factors Affecting Our Financial Condition and Results of Operations

Our financial condition and results of operations have been and will continue to be materially affected by a number of factors and developments, some of which are outside of our control, including the following:

•	user growth;

•	user engagement;

•	monetization;

•	products and services innovation;

•	marketing and brand promotion;

•	competition;

•	investment in talent; and

•	seasonal fluctuations.

User Growth

The growth in MAUs affects our revenues and financial performance by influencing the volume of transactions on LINE, the number of advertisers we are able to attract and the rates we can charge such advertisers, as well as our expenses. In March 2016, we had 218 million MAUs globally, including a total of 152 million MAUs in Japan, Taiwan, Thailand and Indonesia. We intend to pursue MAU growth, particularly in Asia, where we have established significant brand recognition and market positioning through localized services and products. For example, we try to incentivize additional users to exchange messages and add more friends through promotional events, as well as broaden the ways users can interact with their friends on our games and other content applications.

User Engagement

Changes in user engagement also affect our revenues and financial performance. Growth in user engagement enhances our ability to deliver relevant content to users and increase the opportunities for us to generate revenues. Growth in user engagement also generally results in increases in our expenses and capital expenditures required to support user activity. Our average DAUs in March 2016 represented approximately 61.4% of our MAUs globally and 73.0% of our MAUs in our four largest markets of Japan, Taiwan, Thailand and Indonesia in March 2016.

We measure user engagement of communication products and services using various metrics, including daily average number of messages sent and received and daily average number of Stickers sent. While sending and receiving messages is free, when sending messages, our users often include in their messages purchased Stickers, which is our primary revenue source within our communication products offerings. In addition, these metrics affect the attractiveness of our LINE advertising products and services as a medium for advertisers, which in turn impacts our advertising revenue. Such metrics for the months indicated were as follows:

	For the month of
	Mar. 2013	Jun. 2013	Sep. 2013	Dec. 2013	Mar. 2014	Jun. 2014	Sep. 2014	Dec. 2014	Mar. 2015	Jun. 2015	Sep. 2015	Dec. 2015	Mar. 2016
	(in millions)
Daily average number of messages sent.	1,403	1,801	2,050	2,197	2,860	3,100	3,190	3,372	3,764	4,051	3,997	4,048	4,211
Daily average number of messages received	3,105	3,917	4,257	4,715	6,519	8,071	9,244	11,048	12,889	15,555	15,160	15,534	16,186
Daily average number of Stickers sent	155	204	231	267	346	350	328	335	358	397	379	388	389

We measure user engagement of LINE Games primarily using MAUs of LINE Games. While downloading LINE Games is free, our active users often purchase in-game items to enhance their game experience, which is a key revenue source for us. MAUs of LINE Games may fluctuate depending on the level of popularity of our game titles at any given time. The MAUs of LINE Games for the months indicated were as follows:

	For the month of
	Mar. 2013	Jun. 2013	Sep. 2013	Dec. 2013	Mar. 2014	Jun. 2014	Sep. 2014	Dec. 2014	Mar. 2015	Jun. 2015	Sep. 2015	Dec. 2015	Mar. 2016
	(in millions)
MAUs of LINE Games(1)	18	19	21	22	35	34	33	39	38	36	32	32	31

(1)	Represents the number of user accounts that accessed any LINE Game through mobile devices at least once during the month indicated.

Monetization

Our ability to monetize the increase in our user base and our users’ engagement with LINE is critical to our financial performance. We currently generate a substantial portion of our revenues from LINE Games, Stickers and our advertising products and services, including Official Accounts, Sponsored Stickers and LINE Point Ads. In recent months, we have also generated an increasing portion of our advertising revenues from our Timeline Ads. Our approach in each market is to build a large user base through our LINE messaging application, promote user engagement and introduce and enhance entertainment and other content and services, all of which lead to greater monetization opportunities and enhanced media value for our advertising business. We plan to continue to invest in product development, including localization of existing products and services for new markets, and explore ways to pursue additional monetization opportunities. For a discussion of our latest innovations, see “— Products and Services Innovation.”

We review MPUs, including MPUs of LINE Games, as a measure to evaluate trends in monetization. MPUs, including MPUs of LINE Games, may fluctuate depending on the level of success of our monetization efforts utilizing the line-up of our products and services. The following table sets forth the number of our MPUs and MPUs of LINE Games for the months indicated:

	For the month of
	Mar. 2013	Jun. 2013	Sep. 2013	Dec. 2013	Mar. 2014	Jun. 2014	Sep. 2014	Dec. 2014	Mar. 2015	Jun. 2015	Sep. 2015	Dec. 2015	Mar. 2016
	(in millions)
Total MPUs(1)	2.6	3.7	3.7	4.1	5.4	6.7	7.0	8.2	7.5	7.9	8.2	8.8	8.4
MPUs of LINE Games(2)	0.6	0.8	1.1	1.1	1.5	1.4	1.4	1.8	1.5	1.4	1.4	1.6	1.6

(1)	Represents the number of user accounts that made (i) a payment for Stickers, Themes or LINE Out on the LINE messaging application through mobile devices or personal computers or (ii) a payment relating to any LINE Game through mobile devices, in each case at least once during the month indicated.

(2)	Represents the number of user accounts that made a payment relating to any LINE Game through mobile devices at least once during the month indicated.

We intend to invest in our global operations in order to increase monetization outside of Japan, especially in our three other key countries of Taiwan, Thailand and Indonesia. We generated 84.6%, 73.1%, 67.8% and 68.7% of our LINE business revenues (i.e., our total revenues excluding revenues from portal advertising) from Japan in 2013, 2014, 2015 and the first three months of 2016, respectively, and we expect to continue to derive a significant portion of our revenues from Japan in the near future. Certain global markets are not as familiar with new forms of digital advertising, such as our Official Accounts, Sponsored Stickers and LINE Point Ads. In such markets, we are investing in marketing efforts to help our users and advertisers understand and take advantage of the benefits of products and services offered on the LINE platform.

Products and Services Innovation

Our ability to increase the size of our user base and engagement of our users, attract platform partners and advertisers and generate revenues will depend in part on our ability to create successful new products and services, both independently and in conjunction with third parties. We plan to continue to make significant investments in product development and, from time to time, we may acquire companies to further enhance our products, services and technical capabilities.

As part of our efforts to provide innovative products and services, we launched Business Connect and LINE@ that help business partners integrate their online and offline advertising to better reach and communicate with customers, and recently introduced performance ads such as Timeline Ads and other advertisements that utilize our various communication and content offerings, to allow advertisers to effectively reach a larger number of LINE users. To increase the availability of high-quality content on the LINE platform, in December 2015 we expanded LINE News, our personalized news-clipping service that provides users with relevant real-time news stories based on the topics that users are most interested in, such as entertainment, sports, politics, economy, gourmet and fashion, and launched LINE Live, a real-time streaming service that allows users to access live streaming personal videos or commercial events, such as concerts and sporting events, provided by artists, celebrities and corporate sponsors. Both LINE News and LINE Live send updates to users through push notifications that users can check easily without having to leave the LINE messaging application. In March 2016, we announced the launch of LINE Mobile planned for the second half of 2016.

Our operating results have been, and will continue to be, affected by our ability to stimulate customer demand for new and upgraded products and to anticipate and respond to emerging customer preferences and demands by ensuring continuing and timely development of new products and services, as well as enhancements to existing products and services. New services will incur additional operating expenses with uncertainty on timing and level of monetization.

Marketing and Brand Promotion

As we continue to increase our footprint, we engage in active marketing campaigns to promote new products and services, build our brand and expand our user base. We utilize television commercials and internet and mobile advertising, often targeting younger generation users. Our marketing expenses, which consist primarily of costs related to advertising on mass media (primarily television advertising) and advertising on mobile applications (particularly mobile games), but excluding personnel-related costs of our marketing staff, were ¥17,202 million, ¥18,069 million, ¥16,596 million and ¥2,307 million in 2013, 2014, 2015 and the first three months of 2016, respectively. While we believe that our ability to grow through network effects will be fundamental to our growth, we expect to continue to invest significantly in marketing activities, including activities to further promote the growth we have experienced to date as we enter new markets and seek to expand our presence in existing markets. Our quarterly marketing expense has fluctuated in the past and will fluctuate in the future.

Competition

We compete against many companies in different industries and markets to attract and engage users and for advertiser spending. See “Business — Competition.” We must compete effectively for users and advertisers in order to grow our business and increase our revenues. Scale benefits and other advantages may allow our competitors to respond more quickly and effectively than us to a rapidly evolving environment in the mobile internet industry, including industry consolidation that may result in increased competition. We will continue to invest in our products and services for users and advertisers and to grow our active user base in order to address the competitive challenges in our industry. As part of our strategy to improve our products and services, we may acquire other companies to add talent or complementary products and technologies.

Investment in Talent

We intend to continue to invest in hiring and retaining talented employees to grow our business and increase our revenues. We had 2,537 full-time employees as of March 31, 2016, compared to 2,454 as of December 31, 2015, 1,783 as of December 31, 2014 and 1,060 as of December 31, 2013. We expect to increase our personnel for the foreseeable future as we continue to invest in the growth of our business. We have also made and intend to continue to make acquisitions that increase the number of our engineers, designers, product managers and other personnel with specific technology expertise. In addition, we must retain our high-performing personnel in order to continue to develop, sell and market our products and services and manage our business.

We offer stock options for our directors and employees. For a discussion of our stock options, see Note 28 of the notes to our annual consolidated financial statements and Note 12 of the notes to our interim condensed consolidated financial statements appearing elsewhere in this prospectus and “— Critical Accounting Judgments, Estimates and Assumptions — Share-based Payments and Valuation of Our Share Capital.” The stock options vest upon the satisfaction of service conditions. In connection with our stock option awards, we recorded expenses of ¥804 million, ¥2,975 million, ¥11,213 million and ¥2,494 million in 2013, 2014, 2015 and the first three months of 2016, respectively.

Seasonal Fluctuations

Our quarterly operating results may fluctuate significantly from period to period based on the seasonality of user spending for products and services offered on our LINE platform, such as Stickers for which various promotions may be offered either by us or by our advertisers in the year-end holiday season. In Japan, where a majority of companies end their fiscal year on March 31, advertising spending is traditionally stronger in our fourth and first quarters due to the year-end effects and companies in Japan trying to spend their advertising budgets before the close of their fiscal year. This seasonality in advertising has affected our quarterly results, with higher sequential advertising revenue growth from the third quarter to the fourth and then first quarter compared to slower growth or a decline in revenues and profits between the first quarter and the second quarter. For example, our LINE advertising revenues increased 14.5% from the three months ended September 30, 2015 to the three months ended December 31, 2015 and 13.0% from the three months ended December 31, 2015 to the three months ended March 31, 2016, while our LINE advertising revenues decreased 2.2% from the three months ended March 31, 2015 to the three months ended June 30, 2015. For these reasons, a sequential quarter-to-quarter or year-to-year comparison is not necessarily a good indication of our performance or of how our business will perform in the future. As the percentage of our advertising revenues increases, such seasonal impact may become more pronounced in the future.

Major Components of Results of Operations

We generate revenues from our LINE business and portal business. Revenues from our LINE business primarily consist of revenues from communication products and services on LINE, content on LINE and advertising on LINE, while revenues from our portal business consist of revenues from advertising on our livedoor and Matome portal sites.

Revenues

The following sets forth the components of our revenues, and their percentages of total revenues, for the periods indicated:

	For the year ended December 31,						For the three months ended March 31,
	2013		2014		2015		2015		2016
	(in millions of yen or percentages)
Communication and content:
Communication	¥9,893	25.0%	¥20,690	24.0%	¥28,725	23.9%	¥6,680	23.8%	¥7,686	23.0%
Content	17,662	44.6	40,449	46.8	49,284	40.9	12,064	42.9	11,865	35.5
Others(1)	664	1.7	1,783	2.1	5,985	5.0	1,023	3.6	2,032	6.0

Sub-total	28,219	71.3	62,922	72.9	83,994	69.8	19,767	70.3	21,583	64.5
Advertising:
LINE advertising	5,322	13.4	14,603	16.9	26,487	22.0	5,591	19.9	9,302	27.8
Portal advertising	6,045	15.3	8,841	10.2	9,925	8.2	2,746	9.8	2,571	7.7

Sub-total	11,367	28.7	23,444	27.1	36,412	30.2	8,337	29.7	11,873	35.5

Total	¥39,586	100.0%	¥86,366	100.0%	¥120,406	100.0%	¥28,104	100.0%	¥33,456	100.0%

(1)	Others include revenues from character marketing, such as sales of LINE character merchandise at our retail stores and licensing of LINE characters’ copyrights, and revenues from e-commerce.
Communication and Content

•	Communication. Revenues from communication primarily consist of sales of Stickers. We recognize Sticker revenues at the time of purchase and over an estimated usage period which reflects end user usage patterns.

In the case of purchases of our virtual credits, revenues are not recognized when our users purchase virtual credits but rather when they use such virtual credits. When virtual credits are redeemed for the purchase of Stickers (or in-game items for games internally developed by us as described below), the credits redeemed are recognized as revenues over the estimated usage periods of Stickers (or in-game/in-app virtual items in the case of games/applications internally developed by us as described below).

•	Content. Revenues from content primarily consist of revenues from LINE Games.

For games developed by third-party game developers, revenues are recognized at the time of purchase of in-game items and over the contract periods during which such games are accessible on the LINE platform, depending on the types of services provided to third-party game developers. We recognize the net proceeds we receive as our revenue, which are equivalent to the total consideration paid by users less processing fees paid to payment processing service providers and the amounts paid to third-party game developers.

For games/applications internally developed by us, revenues are recognized at the time our users purchase in-game/in-app items or over the estimated periods over which the benefits of such items are enjoyed by our users, depending on the durability of the items. We recognize the amounts of total consideration paid by users as our revenues. Processing fees paid to payment processing service providers are recognized as part of our operating expenses as described below.

•	Others. Revenues from others primarily consist of sales of official LINE merchandise, royalty revenues related to LINE characters’ copyrights and revenues from our e-commerce services.

Advertising

•	LINE advertising. Revenues from LINE advertising primarily consist of fees from Official Accounts, Sponsored Stickers and LINE Point Ads. For Official Accounts, we recognize monthly fees in the month services are rendered and, in certain jurisdictions where we also charge a one-time registration fee, such fee over the period of the advertising contract. For Sponsored Stickers, we provide marketing and design services and recognize revenues from such services over the advertising contract period. Through LINE Point Ads, we provide users with LINE Points for free as a reward for downloading certain applications, watching certain video commercials created by our advertisers or adding certain Official Accounts as a LINE friend. We charge advertisers a fixed fee per such action taken by our users and recognize such revenue in the period in which it is taken. For Timeline Ads, a new advertising product launched in December 2015 that allows advertisers to post advertisements on users’ Timelines, we charged advertisers a fixed fee per Timeline Ad until May 2016. Beginning in June 2016, we transitioned to charging advertisers a fixed fee per impression for Timeline Ads as well as for other targeted native mobile advertisements across our content products.

•	Portal advertising. Revenues from portal advertising primarily consist of advertising fees and subscription fees from our livedoor and Matome portal sites on both personal computers and mobile devices. We recognize advertising revenues over the advertising contract period. See “Business — LINE Platform — Advertising Products and Services — Portal Advertising” for a discussion of our livedoor and Matome portals.

For a discussion of details on how we recognize revenues for different services, see Note 3(21) of the notes to our annual consolidated financial statements appearing elsewhere in this prospectus.

Operating Expenses

The following are the principal components of our operating expenses:

•	Payment processing and licensing expenses. Payment processing and licensing expenses consist primarily of (i) processing fees paid to Apple and Google, our payment processing service providers, incurred from the sale of virtual items for internally-developed games and Stickers, and (ii) licensing fees paid to owners of third-party content used in Stickers and other products and services on a revenue-sharing basis.

•	Employee compensation expenses. Employee compensation expenses are our personnel-related costs, including salaries, benefits and share-based compensation.

•	Marketing expenses. Our marketing expenses consist primarily of costs related to (i) advertising on mass media, primarily television advertising and (ii) advertising on mobile applications. To a lesser extent, we also incur marketing expenses related to brand promotional events. Our marketing expenses do not include compensation expenses of our marketing personnel, which are included in employee compensation expenses.

•	Infrastructure and communication expenses. Infrastructure and communication expenses consist primarily of co-location charges incurred by us that are required for operation of the LINE platform and data centers, including fees for data transmission, data center infrastructure fees for maintenance of a suitable operating environment, server rental fees and server connection fees.

•	Authentication and other service expenses. Authentication and other service expenses primarily relate to (i) fees paid for mobile phone number authentication services, (ii) fees paid for server maintenance activities and (iii) fees paid to customer service center operators as well as outsourcing service providers, in each case for services outsourced to third parties on a fixed-fee basis.

•	Depreciation and amortization expenses. Depreciation and amortization expenses primarily relate to depreciation of property and equipment, which is computed using the straight-line method based on the depreciable amount of the assets over their respective useful lives.

We plan to continue to expand our business globally. We plan to continue increasing the capacity and enhancing the capability and reliability of our infrastructure to support user growth and increased activity on our LINE platform. We also plan to continue to invest in marketing activities to increase brand awareness, promote launching of new services and expand our user base and advertiser base. Some of our operating expenses, such as employee compensation expenses, are relatively fixed, and other expenses, such as marketing expenses, may not directly correspond to revenues in the same period. We expect that our operating expenses will increase for the foreseeable future and may vary in the near term from period to period as a percentage of revenues.

Finance Income and Finance Costs

Our finance income consists of interest income, and our finance costs consist of interest expense.

Income Tax Benefits (Expenses)

Our income tax benefits (expenses) mainly consist of current income taxes in Japan and Korea, and deferred income taxes and changes in the related assessment of the recoverability of deferred tax assets reflecting the net tax effects of temporary differences between the carrying amounts of assets and liabilities in each of these jurisdictions for financial reporting purposes and the amounts used for income tax purposes. Under Japanese tax regulations that took effect on April 1, 2014, the statutory tax rate applicable to corporations was reduced from 38.0% to 35.6% for taxable years beginning on or after April 1, 2014. Under current Korean tax regulations, the statutory tax rate is approximately 22.0%. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to the period when the assets are realized or the liabilities are settled.

Profit (Loss) from Discontinued Operations, Net of Tax

Prior to April 1, 2013, we were engaged in the development and distribution of online games through our Hangame business along with its related entities, including NHN Search Technology Corporation, NHNST Japan Corporation, Sync Corporation, Mediator Corporation and our 49.95% interest in Smartphone Contents Investment Limited Partnership. On February 13, 2013, we publicly announced our decision to dispose of our Hangame business and related entities, and they were classified as discontinued operations. The Hangame business and related entities were transferred to a new entity, NHN Japan Corporation, which specializes in internet and gaming services. We disposed of all of our ownership interest in NHN Japan Corporation by transferring all of the related shares in the form of a non-cash dividend to NAVER Corporation at book value, which was completed on April 1, 2013. The book value of NHN Japan Corporation was ¥8,652 million at the time of distribution, and no disposal gain or loss was recorded for financial accounting purposes although the transaction did entail a gain for income tax purposes.

On September 30, 2013, we publicly announced our decision to dispose of our online match-making service business, which was also classified as discontinued operations. We completed the disposition on December 2, 2013 by selling all related assets and liabilities of the business to an unrelated third party and recognized a gain of ¥739 million (prior to income taxes on disposal).

On September 19, 2014, our board of directors approved a plan to dispose of our data management business which consisted of data storage and server hosting services. The operations of the data management services business were classified as discontinued operations on September 19, 2014, and the disposition was completed on September 30, 2014 through a sale to a subsidiary of NHN Entertainment Corporation, an online game portal company that was spun off from NAVER Corporation in August 2013.

On February 12, 2016, after careful assessment of the overall performance of MixRadio, the financial challenges posed by the music streaming market, changing market conditions, an increase in the cost of maintaining the business and a shift in our overall priorities, our board of directors approved the abandonment of our MixRadio operations, which abandonment became effective on March 21, 2016. As a result, we have retrospectively classified the MixRadio business as a discontinued operation in our consolidated financial statements as of and for the year ended December 31, 2015 and recognized impairment charges of ¥4.6 billion in the fourth quarter of 2015. We also incurred additional restructuring costs of ¥1,183 million for employee termination benefits and ¥127 million for the termination of office lease contracts, in the first three months of 2016 as a result of the abandonment of the MixRadio operations. For more information, see Note 24 and Note 35 of the notes to our annual consolidated financial statements and Note 9 of the notes to our interim condensed consolidated financial statements appearing elsewhere in this prospectus.

The results of the above discontinued operations for 2013, 2014 and 2015 were as follows:

	For the year ended December 31,				Changes		For the year ended December 31,			Changes		For the three months ended March 31,		Changes
	2013		2014		Amount	%	2014		2015	Amount	%	2015	2016	Amount	%
	(in millions of yen)					(in percentage)	(in millions of yen)				(in percentage)	(in millions of yen)			(in percentage)
Revenues	¥11,275		¥3,477		¥(7,798)	(69.2)%	¥3,477		¥264	¥(3,213)	(92.4)%	¥10	¥443	¥433	4,330.0%
Other income	61		1		(59)	(99.0)	1		—	(1)	(100.0)	103	—	(103)	(100.0)
Expenses	(9,631)		(3,087)		6,544	(67.9)	(3,087)		(11,767)	(8,681)	281.2	(261)	(2,940)	(2,679)	(1026.4)
Gain (loss) on the disposal of discontinued operations	739	(1)	2,456	(2)	1,716	232.1	2,456	(2)	—	(2,456)	(100.0)	—	—	—	—
Profit (loss) before tax from discontinued operations	2,444		2,847		403	16.5	2,847		(11,503)	(14,350)	N/A (3)	(148)	(2,497)	(2,349)	(1587.2)
Income tax expenses on ordinary activities	(708)		(216)		492	(69.4)	(216)		—	216	(100.0)	—	—	—	—
Income tax (expenses)/benefits on distribution and disposal	(457	)(4)	261	(2)	719	N/A (3)	261	(2)	3,915 (5)	3,653	1,396.1	—	857	857 (5)	N/A (3)

Profit (loss) for the period from discontinued operations	¥1,279		¥2,892		¥1,613	126.2%	¥2,892		¥(7,588)	¥(10,480)	N/A (3)	¥(148)	¥(1,640)	¥(1,492)	(1008.1)%

(1)	The gain is related to the disposal of the online match-making service business.

(2)	We recognized a gain of ¥2,456 million on the disposal of the data management business for financial accounting purposes. However, for income tax purposes, we recognized a loss on the disposal of the data management business, based on the book value of our investment in the data management subsidiaries on a stand-alone basis. Accordingly, we incurred ¥261 million of income tax benefits on the loss on sale in 2014.

(3)	N/A means not applicable.

(4)	The divestiture of NHN Japan Corporation was accounted for as a transaction under common control and, accordingly, no disposal gain or loss was recorded for financial accounting purposes. However, the divestiture was deemed to be a transfer of assets for income tax purposes, and hence, was a taxable transaction. Accordingly, we incurred ¥288 million of income tax expense on the gain on sale. The remaining ¥169 million of income tax expense relates to the gain on sale of the online match-making services business.

(5)	The income tax benefits of ¥3,915 million for 2015 and ¥857 million for the first three months of 2016 are mainly due to the deductible temporary difference which resulted from losses incurred in connection with MixRadio Limited.

For further information regarding discontinued operations, see Note 24 of the notes to our annual consolidated financial statements and Note 9 of the notes to our interim condensed consolidated financial statements appearing elsewhere in this prospectus.

Results of Operations

The following table presents our selected statements of profit or loss data for the periods indicated.

	For the year ended December 31,			For the three months ended March 31,
	2013	2014	2015	2015	2016
	(in millions of yen)
Revenues and other operating income:
Revenues	¥39,586	¥86,366	¥120,406	¥28,104	¥33,456
Other operating income	69	296	474	117	660

Total revenues and other operating income	39,655	86,662	120,880	28,221	34,116

Operating expenses:
Payment processing and licensing expenses	(9,606)	(20,598)	(28,742)	(6,225)	(7,750)
Employee compensation expenses	(8,490)	(18,289)	(35,572)	(7,574)	(9,393)
Marketing expenses	(17,202)	(18,069)	(16,596)	(4,780)	(2,307)
Infrastructure and communication expenses	(2,537)	(4,492)	(7,712)	(1,663)	(1,782)
Authentication and other service expenses	(4,914)	(7,874)	(12,133)	(2,398)	(2,897)
Depreciation and amortization expenses	(1,330)	(2,370)	(3,733)	(764)	(968)
Other operating expenses	(3,313)	(8,555)	(14,432)	(3,393)	(3,681)

Total operating expenses	(47,392)	(80,247)	(118,920)	(26,797)	(28,778)

Profit (loss) from operating activities	(7,737)	6,415	1,960	1,424	5,338

Finance income	67	86	71	23	27
Finance costs	(39)	(137)	(106)	(24)	(24)
Share of loss of associates	(243)	(167)	(205)	(23)	(63)
Gain (loss) on foreign currency transactions, net	(373)	66	(520)	(64)	(569)
Other non-operating income	7	—	157	14	21
Other non-operating expenses	—	—	(1,887)	(165)	(587)

Profit (loss) before tax from continuing operations	(8,318)	6,263	(530)	1,185	4,143

Income tax benefits (expenses)	648	(7,151)	146	(2,942)	(2,737)

Profit (loss) for the period from continuing operations	(7,670)	(888)	(384)	(1,757)	1,406

Profit from discontinued operations, net of tax	1,279	2,892	(7,588)	(148)	(1,640)

Profit (loss) for the period	¥(6,391)	¥2,004	¥(7,972)	¥(1,905)	¥(234)

The following table presents our selected statements of profit or loss data as percentages of total revenues for the periods indicated.

	For the year ended December 31,			For the three months ended March 31,
	2013	2014	2015	2015	2016
	(in percentages)
Revenues and other operating income:
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Other operating income	0.2	0.3	0.4	0.4	2.0

Total revenues and other operating income	100.2	100.3	100.4	100.4	102.0
Operating expenses:
Payment processing and licensing expenses	(24.3)	(23.8)	(23.9)	(22.2)	(23.2)
Employee compensation expenses	(21.4)	(21.2)	(29.5)	(27.0)	(28.1)
Marketing expenses	(43.5)	(20.9)	(13.8)	(17.0)	(6.9)
Infrastructure and communication expenses	(6.4)	(5.2)	(6.4)	(5.9)	(5.3)
Authentication and other service expenses	(12.4)	(9.1)	(10.1)	(8.5)	(8.7)
Depreciation and amortization expenses	(3.4)	(2.7)	(3.1)	(2.7)	(2.9)
Other operating expenses	(8.3)	(9.9)	(12.0)	(12.0)	(10.9)

Total operating expenses	(119.7)	(92.8)	(98.8)	(95.3)	(86.0)

Profit (loss) from operating activities	(19.5)	7.5	1.6	5.1	16.0

Finance income	0.2	0.1	0.1	0.1	0.1
Finance costs	(0.1)	(0.2)	(0.1)	(0.1)	(0.1)
Share of loss of associates	(0.6)	(0.2)	(0.2)	(0.1)	(0.2)
Gain (loss) on foreign currency transactions, net	(1.0)	0.1	(0.4)	(0.2)	(1.7)
Other non-operating income	0.0	—	0.1	0.1	0.1
Other non-operating expenses	—	—	(1.5)	(0.7)	(1.8)

Profit (loss) before tax from continuing operations	(21.0)	7.3	(0.4)	4.2	12.4

Income tax benefits (expenses)	1.6	(8.3)	0.1	(10.5)	(8.2)

Profit (loss) for the period from continuing operations	(19.4)	(1.0)	(0.3)	(6.3)	4.2

Profit from discontinued operations, net of tax	3.3	3.3	(6.3)	(0.5)	(4.9)

Profit (loss) for the period	(16.1)%	2.3%	(6.6)%	(6.8)%	(0.7)%

Comparison of the Three Months Ended March 31, 2015 and 2016

Revenues

The following table presents a breakdown of our revenues by major services and changes therein for the periods indicated.

	For the three months ended March 31,		Changes
	2015	2016	Amount	%
	(in millions of yen or percentages)
Communication and content:
Communication	¥6,680	¥7,686	¥1,006	15.1%
Content	12,064	11,865	(199)	(1.6)
Others(1)	1,023	2,032	1,009	98.6

Sub-total	19,767	21,583	1,816	9.2
Advertising:
LINE advertising	5,591	9,302	3,711	66.4
Portal advertising	2,746	2,571	(175)	(6.4)

Sub-total	8,337	11,873	3,536	42.4

Total	¥28,104	¥33,456	¥5,352	19.0%

(1)	Others include revenues from character marketing, such as sales of LINE character merchandise at our retail stores and licensing of LINE characters’ copyrights, and revenues from e-commerce.

Our revenues increased by 19.0%, or ¥5,352 million, from ¥28,104 million in the first three months of 2015 to ¥33,456 million in the first three months of 2016 primarily due to the successful monetization of LINE advertising, backed by continued growth in our global active user base and their engagement level, as well as an increase in sales of Stickers. The expansion of LINE Point Ads and the continued growth of Official Accounts and Sponsored Stickers as well as the successful introduction and commencement of monetization of Timeline Ads helped to drive growth in revenues from LINE advertising. Our MAUs and MPUs increased from 205 million and 7.5 million in March 2015 to 218 million and 8.4 million in March 2016, respectively. In particular, MAUs in our four key countries increased from 123 million to 152 million during the same period, helping to drive growth in revenues from communication.

Communication and Content

	For the three months ended March 31,		Changes
	2015	2016	Amount	%
	(in millions of yen or percentages)
Communication	¥6,680	¥7,686	¥1,006	15.1%
Percentage of revenues	23.8%	23.0%
Content	12,064	11,865	(199)	(1.6)
Percentage of revenues	42.9%	35.5%
Others(1)	1,023	2,032	1,009	98.6
Percentage of revenues	3.6%	6.0%

Total communication and content	¥19,767	¥21,583	¥1,816	9.2%
Percentage of revenues	70.3%	64.5%

(1)	Others include revenues from character marketing, such as sales of LINE character merchandise at our retail stores and licensing of LINE characters’ copyrights, and revenues from e-commerce.

Communication. Revenues from communication increased by 15.1%, or ¥1,006 million, from ¥6,680 million in the first three months of 2015 to ¥7,686 million in the first three months of 2016 primarily due to an increase in the volume of Stickers sold on Creators Market. The increase in these Sticker sales was driven by the redesign of our online Sticker shop in July 2015 and the increase in the number and variety of Stickers offered on Creators Market in the first three months of 2016 compared to the first three months of 2015, which was largely due to a streamlined selection process that enables our users to offer their self-designed Stickers for sale more easily.

Content. Revenues from content decreased slightly by 1.6%, or by ¥199 million, from ¥12,064 million in the first three months of 2015 to ¥11,865 million in the first three months of 2016 primarily due to a slight decrease in the sales volume of in-game items for LINE Games.

The decrease in the sales volume of in-game items was primarily driven by delays in releasing major updates to several of our popular LINE Games and fewer of our new games released in 2015 achieving successful results, which in turn led to reduced marketing for such games. As a result, a number of games launched in 2014, such as LINE Rangers, LINE Get Rich and LINE Pokopoko, saw declines in sales in the first three months of 2016 compared to the first three months of 2015. These declines were mostly offset by increases in revenue from several other games, such as LINE Bubble 2, which was launched in April 2015, and LINE Disney TsumTsum, for which there was increased marketing activity during the first three months of 2016 in conjunction with an update with new characters released in December 2015. LINE Bubble 2, an internally-developed game, generated revenues of ¥1,668 million in the first three months of 2016 compared to no such revenue in the first three months of 2015. For internally-developed games, we recognize as revenues the gross amount of consideration paid by users which amplifies the impact of purchases of in-game items on our revenue increase compared to third-party developed games, for which we recognize as revenues the net proceeds after deducting amounts paid to third-party game developers and payment processing service providers. See “— Major Components of Results of Operations — Revenues.” Cumulative downloads of LINE Games increased from 528 million as of March 31, 2015 to 654 million as of March 31, 2016.

Others. Revenues from the others category, which consists primarily of sales of official LINE merchandise at our flagship and fixed-duration pop-up retail stores, royalty revenues related to LINE characters’ copyrights and e-commerce revenues, increased 98.6%, or by ¥1,009 million, from ¥1,023 million in the first three months of 2015 to ¥2,032 million in the first three months of 2016 primarily due to an increase in numbers of and sales from LINE Friends stores in Korea, China and Hong Kong.

Advertising

	For the three months ended March 31,		Changes
	2015	2016	Amount	%
	(in millions of yen or percentages)
LINE advertising	¥5,591	¥9,302	¥3,711	66.4%
Percentage of revenues	19.9%	27.8%
Portal advertising	2,746	2,571	(175)	(6.4)
Percentage of revenues	9.8%	7.7%

Total advertising	¥8,337	¥11,873	¥3,536	42.4%
Percentage of revenues	29.7%	35.5%

LINE Advertising. Revenues from LINE advertising increased 66.4%, or by ¥3,711 million, from ¥5,591 million in the first three months of 2015 to ¥9,302 million in the first three months of 2016 primarily due to revenues attributable to LINE Point Ads. For LINE Point Ads, users increasingly took advantage of additional ways to earn LINE Points that were introduced in the second half of 2015, such as by viewing video commercials and film previews, which in turn led to an increase in revenues attributable to LINE Point Ads. The increase in revenues from LINE advertising was also attributable to an increase in the number of paid contracts for Official Accounts as well as increased numbers of sets of Sponsored Stickers, driven mainly by expanding advertising solutions and the increasing attractiveness of the LINE platform to existing as well as new advertisers as a result of our large user base and level of user engagement. The total number of paid Official Accounts outstanding at the end of each month during the period increased from 1,019 in the first three months of 2015 to 1,285 in the first three months of 2016, primarily as a result of our successful retention of existing advertisers as well as an increase in new advertisers, both mainly in Japan. In addition, the number of paid contracts for Sponsored Stickers in Taiwan and Thailand for which we collected fees increased in the first three months of 2016. Timeline Ads, which we launched in December 2015, also generated revenues of ¥609 million in the first three months of 2016 compared to no such revenue in the first three months of 2015.

Portal Advertising. Revenues from portal advertising decreased by 6.4%, or ¥175 million, from ¥2,746 million in the first three months of 2015 to ¥2,571 million in the first three months of 2016 primarily due to a decrease in traffic to our portal sites as indicated by the overall decrease in the number of page views, primarily as a result of updates to Google’s search algorithm in April 2015 that resulted in our sites being displayed lower in search rankings on mobile devices, leading to fewer overall page views. Page views from mobile devices, which generally result in higher advertising revenue compared to page views from personal computers, also decreased. The decrease in revenues as a result of the decrease in total page views was partially offset by an increase in the number of advertising display spaces that we made available on our mobile sites, leading to higher average revenue generated per page view. We typically make advertising display space on our portals on personal computers and mobile applications available through automated advertising networks. In the first three months of 2015 and the first three months of 2016, livedoor recorded 9.5 billion and 8.8 billion page views, respectively, and Matome recorded 3.0 billion and 2.4 billion page views, respectively, higher proportions of which were attributable to traffic through mobile devices in the first three months of 2016 compared to the first three months of 2015.

Geographic Information

Revenues from Japan accounted for 73.0% and 71.1% of our total revenues in the first three months of 2015 and the first three months of 2016, respectively.

Other Operating Income

Our other operating income increased 465.0%, or by ¥543 million, from ¥117 million in the first three months of 2015 to ¥660 million in the first three months of 2016, primarily due to ¥627 million of virtual credits breakage income in the first three months of 2016, including ¥449 million due to the expiration of LINE Points recognized for the first time beginning February 2016 compared to no such amount recognized in the first three months of 2015, and ¥179 million recognized in relation to the virtual credits that remained unused in the user accounts cancelled during the first three months of 2016 compared to ¥117 million in the first three months of 2015. LINE Points expire after 180 days from the date on which they were earned. To keep LINE Points active, a user must earn new LINE Points prior to such expiration date, which then extends the expiration date by 180 days.

Operating Expenses

The following table presents a breakdown of our operating expenses and changes therein for the periods indicated.

	For the three months ended March 31,		Changes
	2015	2016	Amount	%
	(in millions of yen or percentages)
Payment processing and licensing expenses	¥6,225	¥7,750	¥1,525	24.5%
Employee compensation expenses	7,574	9,393	1,819	24.0
Marketing expenses	4,780	2,307	(2,473)	(51.7)
Infrastructure and communication expenses	1,663	1,782	118	7.1
Authentication and other service expenses	2,398	2,897	498	20.8
Depreciation and amortization expenses	764	968	204	26.7
Other operating expenses(1)	3,393	3,681	290	8.5

Total	¥26,797	¥28,778	¥1,981	7.4%

(1)	Other operating expenses include rent, travel, professional fees, supplies, taxes and dues, office relocation expenses and other miscellaneous operating expenses.

The following table presents a breakdown of our operating expenses as percentages of total revenues for the periods indicated.

	For the three months ended March 31,
	2015	2016
	(in percentages of total revenues)
Payment processing and licensing expenses	22.2%	23.2%
Employee compensation expenses	27.0	28.1
Marketing expenses	17.0	6.9
Infrastructure and communication expenses	5.9	5.3
Authentication and other service expenses	8.5	8.7
Depreciation and amortization expenses	2.7	2.9
Other operating expenses(1)	12.0	10.9

Total	95.3%	86.0%

(1)	Other operating expenses include rent, travel, professional fees, supplies, taxes and dues, office relocation expenses and other miscellaneous operating expenses.

Our operating expenses increased by 7.4%, or ¥1,981 million, from ¥26,797 million in the first three months of 2015 to ¥28,778 million in the first three months of 2016, primarily due to increases in employee compensation expenses and payment processing and licensing expenses, partially offset by a decrease in marketing expenses. Our operating expenses as a percentage of revenues decreased from 95.3% in the first three months of 2015 to 86.0% in the first three months of 2016.

Payment Processing and Licensing Expenses

	For the three months ended March 31,		Changes
	2015	2016	Amount	%
	(in millions of yen or percentages)
Payment processing and licensing expenses	¥6,225	¥7,750	¥1,525	24.5%
Percentage of revenues	22.2%	23.2%

Payment processing and licensing expenses increased by 24.5%, or ¥1,525 million, from ¥6,225 million in the first three months of 2015 to ¥7,750 million in the first three months of 2016. Licensing expenses increased by 19.8%, or ¥686 million, from ¥3,464 million in the first three months of 2015 to ¥4,149 million in the first three months of 2016, primarily due to increased payments of licensing fees to users for Stickers designed by them and sold on Creators Market (which entail a higher license fee than for our other Stickers) and an increase in sales of Themes featuring licensed characters. Payment processing expenses increased by 30.4%, or ¥839 million, from ¥2,761 million in the first three months of 2015 to ¥3,601 million in the first three months of 2016 primarily due to increases in processing fees paid to payment processing service providers resulting from increased sales of virtual items for internally-developed games including LINE Bubble 2 and Stickers.

Employee Compensation Expenses

	For the three months ended March 31,		Changes
	2015	2016	Amount	%
	(in millions of yen or percentages)
Employee compensation expenses	¥7,574	¥9,393	¥1,819	24.0%
Percentage of revenues	27.0%	28.1%

Our employee compensation expenses increased by 24.0%, or ¥1,819 million, from ¥7,574 million in the first three months of 2015 to ¥9,393 million in the first three months of 2016 primarily due to an increase in the number of our employees. The number of our full-time employees (excluding those of our discontinued operations) increased from 2,016 as of March 31, 2015 to 2,537 as of March 31, 2016.

Marketing Expenses

	For the three months ended March 31,		Changes
	2015	2016	Amount	%
	(in millions of yen or percentages)
Marketing expenses	¥4,780	¥2,307	¥(2,473)	(51.7)%
Percentage of revenues	17.0%	6.9%

Marketing expenses decreased by 51.7%, or ¥2,473 million, from ¥4,780 million in the first three months of 2015 to ¥2,307 million in the first three months of 2016 primarily due to a decrease in marketing expenses outside of our four key markets of Japan, Thailand, Taiwan and Indonesia as a result of our increased focus on our four key markets beginning in early 2015. In addition, we engaged in active marketing campaigns during the first three months of 2015 relating to the launch of LINE Pay, compared to no such marketing activities for new services implemented in the first three months of 2016.

Infrastructure and Communication Expenses

	For the three months ended March 31,		Changes
	2015	2016	Amount	%
	(in millions of yen or percentages)
Infrastructure and communication expenses	¥1,663	¥1,782	¥118	7.1%
Percentage of revenues	5.9%	5.3%

Our infrastructure and communication expenses increased by 7.1%, or ¥118 million, from ¥1,663 million in the first three months of 2015 to ¥1,782 million in the first three months of 2016 primarily due to increases in server rental fees, co-location charges for the operation of our servers and other network infrastructure as well as other expenses related to expanding and maintaining our content delivery network required to handle increased user traffic and transaction volumes, including increased bandwidth usage as a result of new services launched in 2015 such as LINE Live and LINE Music.

Authentication and Other Service Expenses

	For the three months ended March 31,		Changes
	2015	2016	Amount	%
	(in millions of yen or percentages)
Authentication and other service expenses	¥2,398	¥2,897	¥498	20.8%
Percentage of revenues	8.5%	8.7%

Our authentication and other service expenses increased by 20.8%, or ¥498 million, from ¥2,398 million in the first three months of 2015 to ¥2,897 million in the first three months of 2016. Other service expenses increased by 33.8%, or ¥612 million, from ¥1,811 million in the first three months of 2015 to ¥2,424 million in the first three months of 2016 due primarily to an increase in fees paid for content production, outsourcing fees for development of new applications, server hosting and maintenance services as well as expenses for personnel providing other outsourced services required to support increased user activities. This increase in other service expenses was partially offset by a decrease in authentication service expenses by 19.4%, or ¥114 million, from ¥587 million in the first three months of 2015 to ¥473 million in the first three months of 2016, due primarily to an 11.1% decrease in the number of downloads of our LINE messaging application in the first three months of 2016 compared to the first three months of 2015.

Profit from Operating Activities

Primarily due to the factors described above, our profit from operating activities increased by 275.0%, or ¥3,914 million, from ¥1,424 million in the first three months of 2015 to ¥5,338 million in the first three months of 2016. Our profit from operating activities as a percentage of our revenue increased from 5.1% in the first three months of 2015 to 16.0% in the first three months of 2016, as the increase in revenues outpaced the increase in operating expenses.

Finance Income and Finance Costs

Our finance income, which consists of interest income, increased by 14.9%, or ¥3 million, from ¥23 million in the first three months of 2015 to ¥27 million in the first three months of 2016 due primarily to an increase in the amount of interest bearing cash and cash equivalents, offset in part by a decrease in the average interest rate of such deposits. Our finance costs, which consist of interest expense, remained unchanged at ¥24 million in the first three months of 2015 and the first three months of 2016 as the weighted average interest rate of our borrowings remained unchanged at 0.2% for both periods while the increase in interest expense resulting from an increase in short-term borrowings was partially offset by a reduction in the interest expense resulting from a decrease in corporate bonds.

Share of Loss of Associates

We recognized net loss on our share of associates of ¥23 million in the first three months of 2015 primarily related to our interest in LINE Music Corporation, which incurred a loss primarily attributable to advertising expenses. We recognized net loss on our share of associates of ¥63 million in the first three months of 2016 primarily related to our interest in LINE Music Corporation, which incurred a loss primarily attributable to increased research activities in connection with the development of streaming technology and applications.

Loss on Foreign Currency Transactions, Net

We recognized an increase in net loss on foreign currency transactions by 787.4%, or ¥505 million, from ¥64 million in the first three months of 2015 to ¥569 million in the first three months of 2016 resulting from fluctuations in exchange rates. In the first three months of 2015, the Japanese yen strengthened against the Korean won. Our net loss on foreign currency transactions in the first three months of 2015 related primarily to Korean won-denominated trade and other receivables at LINE Plus Corporation due largely from NAVER Corporation. The net loss was partially offset by foreign currency gain on Korean won-denominated payables related to operating expenses incurred at LINE Plus Corporation. In the first three months of 2016, the Japanese yen strengthened against the U.S. dollar, the Korean won and the Taiwan dollar. Our net loss on foreign currency transactions in the first three months of 2016 related primarily to U.S. dollar-denominated loan receivables at LINE Corporation due from its subsidiaries, as well as Korean won- and Taiwan dollar-denominated trade receivables, and Korean won-denominated loan receivables and other receivables at LINE Plus Corporation due largely from its subsidiaries. The net loss was partially offset by foreign currency gain on Korean won-denominated payables related to operating expenses incurred at LINE Plus Corporation.

Other Non-operating Income

We recognized other non-operating income of ¥14 million in the first three months of 2015 and ¥21 million in the first three months of 2016 in connection with the fair value measurement gain of foreign exchange forward contracts.

Other Non-operating Expenses

We recognized other non-operating expenses of ¥165 million in the first three months of 2015 due to impairment loss attributable to an available-for-sale security as a result of a decline in the stock price of iDreamSky Technology Limited, a mobile game publisher listed on NASDAQ Global Select Market. We recognized other non-operating expenses of ¥587 million in the first three months of 2016 primarily as a result of a ¥264 million impairment loss attributable to available-for-sale securities as a result of a decline in the stock price of gumi Inc., a mobile games developer and publisher listed on the Tokyo Stock Exchange and ¥246 million fair value measurement loss relating to conversion right of redeemable preferred stock in 4:33 Creative Lab, a Korean game development company we invested in through LINE C&I Corporation.

Income Tax Expenses

Our income tax expenses decreased by 7.0%, or ¥205 million, from ¥2,942 million in the first three months of 2015 to ¥2,737 million in the first three months of 2016. Our effective income tax rate of 248.3% for continuing operations for the first three months of 2015 differed from the Japanese statutory tax rate of 38.0% for the year ended December 31, 2014. Our effective income tax rate of 66.1% for continuing operations for the first three months of 2016 differed from the Japanese statutory tax rate of 35.6% for the year ended December 31, 2015. The effective income tax rates of 248.3% and 66.1% were primarily due to non-deductible share-based payment expenses, including share-based payment expenses in connection with stock options granted to non-Japanese employees and directors, as a result of additional stock options with incremental increases in the fair value granted in February, August and October 2014, and February 2015, and partially attributable to pre-tax losses recorded by subsidiaries on a standalone basis for which no deferred tax assets were recognized as the related tax benefits could not be recognized.

The effective tax rate for the three-month period ended March 31, 2016 decreased as compared to the same period in 2015 mainly due to an increase in the estimated annual profit before tax and a decrease in estimated annual non-deductible share-based payment expenses for the year ending December 31, 2016 as compared to the year ended December 31, 2015. The decrease in estimated annual non-deductible share-based payment expenses is due to the vesting in 2016 of most of the stock options granted to our directors and employees.

Loss from Discontinued Operations, Net of Tax

We recognized loss from discontinued operations, net of tax, of ¥148 million in the first three months of 2015 and ¥1,640 million in the first three months of 2016 related to the abandonment of our MixRadio business effective March 21, 2016 and its retrospective presentation as a discontinued operation for both periods. See “— Major Components of Results of Operations — Profit (Loss) from Discontinued Operations, Net of Tax.”

Loss for the Period

As a result of the factors described above, our loss for the period decreased by 87.7%, or ¥1,671 million, from ¥1,905 million in the first three months of 2015 to ¥234 million in the first three months of 2016. Our loss for the period as a percentage of revenues was 6.8% in the first three months of 2015 compared to 0.7% in the first three months of 2016.

Comparison of the Years Ended December 31, 2014 and 2015

Revenues

The following table presents a breakdown of our revenues by major services and changes therein for the periods indicated.

	For the year ended December 31,		Changes
	2014	2015	Amount	%
	(in millions of yen or percentages)
Communication and content:
Communication	¥20,690	¥28,725	¥8,035	38.8%
Content	40,449	49,284	8,835	21.8
Others(1)	1,783	5,985	4,201	235.5

Sub-total	62,922	83,994	21,072	33.5
Advertising:
LINE advertising	14,603	26,487	11,884	81.4
Portal advertising	8,841	9,925	1,084	12.3

Sub-total	23,444	36,412	12,967	55.3

Total	¥86,366	¥120,406	¥34,039	39.4%

(1)	Others include revenues from character marketing, such as sales of LINE character merchandise at our retail stores and licensing of LINE characters’ copyrights, and revenues from e-commerce.

Our revenues increased by 39.4%, or ¥34,039 million, from ¥86,366 million in 2014 to ¥120,406 million in 2015 primarily due to the successful monetization of some of our products and services offered on the LINE platform, especially LINE advertising, LINE Games and Stickers, and continued growth in our active user base and their engagement level. Continued growth of Official Accounts and Sponsored Stickers as well as the expansion of our LINE Point Ads product helped drive growth in revenues from LINE advertising. Our MPUs increased from 8.2 million in December 2014 to 8.8 million in December 2015, helping to drive growth in revenues from content and communication.

Communication and Content

	For the year ended December 31,		Changes
	2014	2015	Amount	%
	(in millions of yen or percentages)
Communication	¥20,690	¥28,725	¥8,035	38.8%
Percentage of revenues	24.0%	23.9%
Content	40,449	49,284	8,835	21.8
Percentage of revenues	46.8%	40.9%
Others(1)	1,783	5,985	4,201	235.5
Percentage of revenues	2.1%	5.0%

Total communication and content	¥62,922	¥83,994	¥21,072	33.5%
Percentage of revenues	72.9%	69.8%

(1)	Others include revenues from character marketing, such as sales of LINE character merchandise at our retail stores and licensing of LINE characters’ copyrights, and revenues from e-commerce.

Communication. Revenues from communication increased by 38.8%, or ¥8,035 million, from ¥20,690 million in 2014 to ¥28,725 million in 2015 primarily due to an increase in the volume of Stickers sold on Creators Market. The increase in these Sticker sales was driven by the redesign of our online Sticker shop and the increase in the number and variety of Stickers offered on Creators Market in 2015 compared to 2014, which was largely due to a streamlined selection process that enables our users to offer their self-designed Stickers for sale more easily. Sales of Themes, which users can download to decorate the displays of the LINE messaging application on their devices, also increased as we expanded the number of Themes offered to our users since launching Themes in March 2014. The increases in sales of Stickers offered on Creators Market and Themes more than offset a slight decrease in sales of our other Stickers.

Content. Revenues from content increased 21.8%, or by ¥8,835 million, from ¥40,449 million in 2014 to ¥49,284 million in 2015 primarily due to an increase in the sales volume of in-game items for LINE Games.

The increase in the sales volume of in-game items was primarily driven by the continued success of our portfolio of popular LINE Games, including internally-developed games such as LINE Rangers and LINE Bubble 2, as well as the increase in the number of games offered on the LINE platform, from 39 titles as of December 31, 2014 to 60 as of December 31, 2015, resulting in an increase in the average spending of our users. A number of new games launched in 2014, such as LINE Rangers (launched in February 2014), LINE Disney TsumTsum (launched in January 2014), LINE Pokopoko (launched in September 2014) and LINE Get Rich (launched in July 2014), remained popular in 2015 in Japan as well as in overseas markets due in part to major updates and marketing conducted for such games in 2015 as well as the introduction of many of our games in local languages. In addition, LINE Bubble 2, which was launched in April 2015, gained popularity during the year. As a result, cumulative downloads of LINE Games increased from 485 million as of December 31, 2014 to 628 million as of December 31, 2015. The success of our internally-developed games was the primary driver for revenue growth in 2015. LINE Rangers generated revenues of ¥13,381 million in 2015 compared to ¥10,751 million in 2014, while LINE Bubble 2 generated revenues of ¥4,925 million in 2015 compared to no revenue in 2014. For internally-developed games, we recognize as revenues the gross amount of consideration paid by users which amplifies the impact of purchases of in-game items on our revenue increase compared to third-party developed games, for which we recognize as revenues the net proceeds after deducting amounts paid to third-party game developers and payment processing service providers. The increases in revenues from these newly launched games more than offset decreases in revenues from some of our older titles such as LINE Pokopang and LINE Cookie Run. See “— Major Components of Results of Operations — Revenues.”

Others. Revenues from the others category, which consists primarily of sales of official LINE merchandise at our flagship and fixed-duration pop-up retail stores, royalty revenues related to LINE characters’

copyrights and e-commerce revenues, increased 235.5%, or by ¥4,201 million, from ¥1,783 million in 2014 to ¥5,985 million in 2015 primarily due to an increase in numbers of and sales from LINE Friends stores in Korea, China and Hong Kong.

Advertising

	For the year ended December 31,		Changes
	2014	2015	Amount	%
	(in millions of yen or percentages)
LINE advertising	¥14,603	¥26,487	¥11,884	81.4%
Percentage of revenues	16.9%	22.0%
Portal advertising	8,841	9,925	1,084	12.3
Percentage of revenues	10.2%	8.2%

Total advertising	¥23,444	¥36,412	¥12,967	55.3%
Percentage of revenues	27.1%	30.2%

LINE Advertising. Revenues from LINE advertising increased 81.4%, or by ¥11,884 million, from ¥14,603 million in 2014 to ¥26,487 million in 2015 primarily due to an increase in the number of paid contracts for Official Accounts as well as increased numbers of sets of and price increases in Sponsored Stickers. We believe this increase was driven mainly by the increasing attractiveness of the LINE platform to existing as well as new advertisers as a result of the rapid growth in our user base and level of user engagement. The total number of paid Official Accounts outstanding at the end of each month increased from 2,902 in 2014 to 4,456 in 2015, primarily as a result of our successful retention of existing advertisers as well as an increase in new advertisers mainly in Japan and Thailand. For Sponsored Stickers, pricing in Japan increased from ¥25 million for our standard 8 sticker set and ¥30 million for our standard 16 sticker set to ¥30 million and ¥35 million, respectively, effective January 2015, and the number of paid contracts in Taiwan and Thailand for which we collected fees also increased in 2015. In addition, for LINE Point Ads, we have expanded the types of user actions for which LINE Points are offered to include downloading of applications, viewing of video commercials and film previews and adding certain Official Accounts as a LINE friend, and more users engaged in such actions which in turn led to an increase in revenues attributable to LINE Point Ads. Beginning in August 2015, we further expanded our LINE Point Ads service by allowing users to redeem their LINE Points for vouchers that can be used at various retail locations such as Starbucks and Lawson convenience stores in Japan, further encouraging our users to take actions to receive LINE Points and, as a result, driving demand for LINE Point Ads from advertisers.

Portal Advertising. Revenues from portal advertising increased by 12.3%, or ¥1,084 million, from ¥8,841 million in 2014 to ¥9,925 million in 2015 primarily due to an increase in traffic to our portal sites as indicated by the overall increase in the number of page views, which was partially offset by a decrease in page views following updates to Google’s search algorithm in April 2015 that resulted in our sites being displayed lower in search rankings on mobile devices, leading to fewer page views. Page views from mobile devices, which generally result in higher advertising revenue compared to page views from personal computers, increased in particular. Revenues also increased as a result of an increase in the number of advertising display spaces that we made available on our mobile sites, leading to higher average revenue generated per page view. We typically make advertising display space on our portals on personal computers and their mobile applications available through automated advertising networks. In 2014 and 2015, livedoor recorded 107 billion and 108 billion page views, respectively, and Matome recorded 29 billion and 32 billion page views, respectively, higher proportions of which were attributable to traffic through mobile devices in 2015 compared to 2014.

Geographic Information

Revenues from Japan accounted for 75.8% and 70.4% of our total revenues in 2014 and 2015, respectively.

Other Operating Income

Our other operating income increased 60.3%, or by ¥178 million, from ¥296 million in 2014 to ¥474 million in 2015, primarily due to ¥347 million of virtual credits breakage income in 2015 that was recognized in relation to the virtual credits that remained unused in the user accounts cancelled during 2015, compared to ¥238 million of such income in 2014. We recognized virtual credit breakage income starting in the fourth quarter of 2014 when our legal analysis concluded that we do not have potential obligations to refund unused virtual credits.

Operating Expenses

The following table presents a breakdown of our operating expenses and changes therein for the periods indicated.

	For the year ended December 31,		Changes
	2014	2015	Amount	%
	(in millions of yen or percentages)
Payment processing and licensing expenses	¥20,598	¥28,742	¥8,144	39.5%
Employee compensation expenses	18,289	35,572	17,283	94.5
Marketing expenses	18,069	16,596	(1,473)	(8.2)
Infrastructure and communication expenses	4,492	7,712	3,220	71.7
Authentication and other service expenses	7,874	12,133	4,259	54.1
Depreciation and amortization expenses	2,370	3,733	1,363	57.5
Other operating expenses(1)	8,555	14,432	5,876	68.7

Total	¥80,247	¥118,920	¥38,673	48.2%

(1)	Other operating expenses include rent, travel, professional fees, supplies, taxes and dues, office relocation expenses and other miscellaneous operating expenses.

The following table presents a breakdown of our operating expenses as percentages of total revenues for the periods indicated.

	For the year ended December 31,
	2014	2015
	(in percentages of total revenues)
Payment processing and licensing expenses	23.8%	23.9%
Employee compensation expenses	21.2	29.5
Marketing expenses	20.9	13.8
Infrastructure and communication expenses	5.2	6.4
Authentication and other service expenses	9.1	10.1
Depreciation and amortization expenses	2.7	3.1
Other operating expenses(1)	9.9	12.0

Total	92.8%	98.8%

(1)	Other operating expenses include rent, travel, professional fees, supplies, taxes and dues, office relocation expenses and other miscellaneous operating expenses.

Our operating expenses increased by 48.2%, or ¥38,673 million, from ¥80,247 million in 2014 to ¥118,920 million in 2015, primarily due to increases in employee compensation expenses, payment processing and licensing expenses and authentication and other service expenses. Our operating expenses as a percentage of revenues increased from 92.8% in 2014 to 98.8% in 2015.

Payment Processing and Licensing Expenses

	For the year ended December 31,		Changes
	2014	2015	Amount	%
	(in millions of yen or percentages)
Payment processing and licensing expenses	¥20,598	¥28,742	¥8,144	39.5%
Percentage of revenues	23.8%	23.9%

Payment processing and licensing expenses increased by 39.5%, or ¥8,144 million, from ¥20,598 million in 2014 to ¥28,742 million in 2015. Licensing expenses increased by 64.4%, or ¥4,989 million, from ¥7,747 million in 2014 to ¥12,736 million in 2015, primarily due to payment of licensing fees to users for Stickers designed by them and sold on Creators Market (which entail a higher license fee than for our other Stickers) beginning in April 2014, an increase in sales of Themes featuring licensed characters and, to a lesser extent, an increase in the portions of the gross sales proceeds from portal advertising that are paid as incentive payments to content providers for our livedoor and Matome portals. Payment processing expenses increased by 24.6%, or ¥3,156 million, from ¥12,851 million in 2014 to ¥16,006 million in 2015 primarily due to increases in processing fees paid to payment processing service providers resulting from increased sales of virtual items for internally-developed games and Stickers.

Employee Compensation Expenses

	For the year ended December 31,		Changes
	2014	2015	Amount	%
	(in millions of yen or percentages)
Employee compensation expenses	¥18,289	¥35,572	¥17,283	94.5%
Percentage of revenues	21.2%	29.5%

Our employee compensation expenses increased by 94.5%, or ¥17,283 million, from ¥18,289 million in 2014 to ¥35,572 million in 2015 primarily due to an increase in the number of our employees. The number of our full-time employees (excluding those of our discontinued operations) increased from 1,783 as of December 31, 2014 to 2,454 as of December 31, 2015. In addition, we granted additional stock options in February, August and October 2014 and February 2015 with incremental increases in the fair value of our stock options, resulting in an increase in our share-based compensation expenses from ¥2,975 million in 2014 to ¥11,213 million in 2015.

Marketing Expenses

	For the year ended December 31,		Changes
	2014	2015	Amount	%
	(in millions of yen or percentages)
Marketing expenses	¥18,069	¥16,596	¥(1,473)	(8.2)%
Percentage of revenues	20.9%	13.8%

Marketing expenses decreased by 8.2%, or ¥1,473 million, from ¥18,069 million in 2014 to ¥16,596 million in 2015 primarily due to a decrease in marketing expenses related to the LINE messaging application outside of our four key markets of Japan, Thailand, Taiwan and Indonesia and a decrease in marketing expenses for games due to fewer of our new games released in 2015 achieving a level of success that would merit greater marketing activity.

Infrastructure and Communication Expenses

	For the year ended December 31,		Changes
	2014	2015	Amount	%
	(in millions of yen or percentages)
Infrastructure and communication expenses	¥4,492	¥7,712	¥3,220	71.7%
Percentage of revenues	5.2%	6.4%

Our infrastructure and communication expenses increased by 71.7%, or ¥3,220 million, from ¥4,492 million in 2014 to ¥7,712 million in 2015 primarily due to increases in server rental fees, co-location charges for the operation of our servers and other network infrastructure as well as other expenses related to expanding and maintaining our content delivery network required to handle increased user traffic and transaction volumes.

Authentication and Other Service Expenses

	For the year ended December 31,		Changes
	2014	2015	Amount	%
	(in millions of yen or percentages)
Authentication and other service expenses	¥7,874	¥12,133	¥4,259	54.1%
Percentage of revenues	9.1%	10.1%

Our authentication and other service expenses increased by 54.1%, or ¥4,259 million, from ¥7,874 million in 2014 to ¥12,133 million in 2015. Other service expenses increased by 78.3%, or ¥4,301 million, from ¥5,496 million in 2014 to ¥9,798 million in 2015 due primarily to an increase in outsourcing fees for development of new applications, production of content and server hosting and maintenance services as well as expenses for personnel providing other outsourced services required to support increased user activities. This increase in other service expences was partially offset by a slight decrease in authentication service expenses by 1.8%, or ¥42 million, from ¥2,378 million in 2014 to ¥2,335 million in 2015, due primarily to a 7.4% decrease in the number of downloads of our LINE messaging application in 2015 compared to 2014.

Profit from Operating Activities

Primarily due to the factors described above, our profit from operating activities decreased by 69.4%, or ¥4,455 million, from ¥6,415 million in 2014 to ¥1,960 million in 2015. Our profit from operating activities as a percentage of our revenue decreased from 7.5% in 2014 to 1.6% in 2015, as the increase in operating expenses outpaced the increase in revenues.

Finance Income and Finance Costs

Our finance income, which consists of interest income, decreased by 18.2%, or ¥16 million, from ¥86 million in 2014 to ¥71 million in 2015 due primarily to a decrease in the amount of time deposits held at LINE Corporation, offset in part by an increase in the amount of time deposits held at LINE Plus Corporation in higher-interest earning products. Our finance costs, which consist of interest expense, decreased by 22.9%, or ¥31 million, from ¥137 million in 2014 to ¥106 million in 2015 primarily due to a decrease in the weighted average interest rate of our borrowings from 0.3% as of December 31, 2014 to 0.2% as of December 31, 2015, which was partially offset by an increase in our average short-term borrowings over such periods.

Share of Loss of Associates

We recognized net loss on our share of associates of ¥167 million in 2014 related to our interest in LINE Music Corporation, which incurred a loss primarily as a result of research activities in connection with the development of streaming technology and applications, as well as our 50% interest in LINE Project Production Partnership, which incurred a loss in connection with its production of animation involving LINE characters that ended in March 2014. We recognized net loss on our share of associates of ¥205 million in 2015 primarily related to our interest in LINE Music Corporation, which incurred a loss primarily attributable to advertising expenses.

Gain (Loss) on Foreign Currency Transactions, Net

We recognized a net loss on foreign currency transactions of ¥520 million in 2015 compared to a net gain on foreign currency transactions of ¥66 million in 2014 resulting from fluctuations in exchange rates, particularly the fluctuation of the Japanese yen against the Korean won during these periods.

In 2014, the Japanese yen weakened against the Korean won. Our net gain on foreign currency transactions in 2014 related primarily to our Korean won-denominated demand deposits held by LINE Plus Corporation, whose functional currency is Japanese yen, of which Won 80 billion was subsequently paid to NAVER Corporation in relation to the reduction of the entire issued and paid-in capital of LINE Plus Corporation attributable to NAVER Corporation completed on September 5, 2014 (the “LINE Plus Capital Reduction”), as well as Korean won- and U.S. dollar-denominated loan receivables at LINE Plus Corporation due from its subsidiaries. The net gain was partially offset by foreign currency loss on Korean won-denominated payables related to operating expenses incurred at LINE Plus Corporation.

In 2015, the Japanese yen strengthened against the Korean won. Our net loss on foreign currency transactions in 2015 related primarily to Korean won-denominated demand deposits held by LINE NAVER Game Partnership, our joint operation with NAVER Corporation, in which we have a 66.7% ownership interest, as well as Korean won-denominated trade receivables, loan receivables and other receivables at LINE Plus Corporation due largely from its subsidiaries. The net loss was partially offset by foreign currency gain on Korean won-denominated payables related to operating expenses incurred at LINE Plus Corporation.

Other Non-operating Income

We recognized other non-operating income of ¥157 million in 2015 in connection with the fair value measurement gain of conversion right of redeemable preferred stock in 4:33 Creative Lab, a Korean game development company we invested in through LINE C&I Corporation. We did not recognize any other non-operating income in 2014.

Other Non-operating Expenses

We recognized other non-operating expenses of ¥1,887 million in 2015 due to impairment loss attributable to available-for-sale securities as a result of declines in stock prices of gumi Inc., a mobile games developer and publisher listed on the Tokyo Stock Exchange, and iDreamSky Technology Limited, a mobile game publisher listed on NASDAQ Global Select Market, and the fair value measurement loss of an unlisted equity security. We did not recognize other non-operating expenses in 2014.

Income Tax Benefit (Expenses)

We recognized income tax expenses of ¥7,151 million in 2014 compared to an income tax benefit of ¥146 million in 2015. Our effective income tax rate of 114.2% for continuing operations for 2014 differed from the Japanese statutory tax rate of 38.0% for 2014 primarily due to pre-tax losses recorded by our Korean subsidiaries for which no deferred tax assets were recognized and non-deductible share-based payment expenses incurred in connection with stock options granted to employees and directors who are non-Japanese residents. Our effective income tax rate of 27.5% for continuing operations for 2015 differed from the Japanese statutory tax rate of 35.6% for 2015. The effective income tax rate of 27.5% was primarily due to taxable income recorded by LINE Plus Corporation on a stand-alone basis, all of which was offset by previously unrecognized tax loss carryforwards, resulting in a decrease in current income tax expenses. In addition, we recognized previously unrecognized deferred tax assets for deductible temporary differences. These benefits were partially offset by pre-tax losses of subsidiaries for which no deferred tax assets were recognized and by non-deductible share-based payment expenses, including share-based payment expenses incurred in connection with stock options granted to employees and directors who are non-Japanese residents.

Profit (Loss) from Discontinued Operations, Net of Tax

We recognized profit from discontinued operations, net of tax, of ¥2,892 million in 2014, related to our data management business, which we disposed of in September 2014 and was retrospectively classified as part of discontinued operations. We recognized loss from discontinued operations, net of tax, of ¥7,588 million in 2015, related to the operations of MixRadio, which we abandoned in March 2016 and which was retrospectively classified as part of discontinued operations. See “— Major Components of Results of Operations — Profit (Loss) from Discontinued Operations, Net of Tax.”

Profit (Loss) for the Year

We recorded a profit for the year of ¥2,004 million in 2014 but recorded a loss for the year of ¥7,972 million in 2015 as a result of the factors described above. Our profit for the year as a percentage of revenues was 2.3% in 2014 and our loss for the year as a percentage of revenues was (6.6)% in 2015.

Comparison of the Years Ended December 31, 2013 and 2014

Revenues

The following table presents a breakdown of our revenues by major services and changes therein for the periods indicated.

	For the year ended December 31,		Changes
	2013	2014	Amount	%
	(in millions of yen or percentages)
Communication and content:
Communication	¥9,893	¥20,690	¥10,796	109.1%
Content	17,662	40,449	22,787	129.0
Others(1)	664	1,783	1,119	168.5

Sub-total	28,219	62,922	34,702	123.0
Advertising:
LINE advertising	5,322	14,603	9,282	174.4
Portal advertising	6,045	8,841	2,796	46.3

Sub-total	11,367	23,444	12,078	106.3

Total	¥39,586	¥86,366	¥46,781	118.2%

(1)	Others include revenues from character marketing, such as sales of LINE character merchandise at our retail stores and licensing of LINE characters’ copyrights, and revenues from e-commerce.

Our revenues increased by 118.2%, or ¥46,781 million, from ¥39,586 million in 2013 to ¥86,366 million in 2014 primarily due to the successful monetization of some of our products and services offered on the LINE platform, especially LINE Games, and rapid growth in our active user base and their engagement level. Our MPUs increased from 4.1 million for December 2013 to 8.2 million for December 2014, driving growth in revenues from content, communication and LINE advertising, among other factors described below.

Communication and Content

	For the year ended December 31,		Changes
	2013	2014	Amount	%
	(in millions of yen or percentages)
Communication	¥9,893	¥20,690	¥10,796	109.1%
Percentage of revenues	25.0%	24.0%
Content	17,662	40,449	22,787	129.0
Percentage of revenues	44.6%	46.8%
Others(1)	664	1,783	1,119	168.5
Percentage of revenues	1.7%	2.1%

Total communication and content	¥28,219	¥62,922	¥34,702	123.0%
Percentage of revenues	71.3%	72.9%

(1)	Others include revenues from character marketing, such as sales of LINE character merchandise at our retail stores and licensing of LINE characters’ copyrights, and revenues from e-commerce.

Communication.  Revenues from communication increased by 109.1%, or ¥10,796 million, from ¥9,893 million in 2013 to ¥20,690 million in 2014 primarily due to an increase in the volume of Sticker sales. The increase in Sticker sales was a result of an increase in MPUs over this period, primarily driven by an increase in the number and variety of Stickers offered in 2014 compared to 2013, due in part to initiatives such as the launch in April 2014 of Creators Market.

Content.  Revenues from content increased 129.0%, or by ¥22,787 million, from ¥17,662 million in 2013 to ¥40,449 million in 2014 primarily due to an increase in the sales volume of in-game items for LINE Games.

The increase in the sales volume of in-game items was driven by a continued expansion of our portfolio of successful LINE Games, through launches of new games, including internally-developed LINE Rangers, resulting in the increase in MPUs of LINE Games over this period from 1.1 million MPUs in December 2013 to 1.8 million MPUs in December 2014 and an increase in the average spending of our users. Some of our existing games, such as LINE Pokopang, and a number of new games launched in early 2014, such as LINE Rangers (launched in February 2014), LINE Disney TsumTsum (launched in January 2014), LINE Cookie Run (launched in January 2014) and LINE Pokopoko (launched in September 2014) gained popularity in Japan as well as in overseas markets, driven in part by the introduction of many of our games in local languages in such markets, including Taiwan and Thailand. As a result, cumulative downloads of LINE Games increased from 235 million as of December 31, 2013 to 485 million as of December 31, 2014. In particular, the increase in revenues from content was also attributable to the fact that LINE Rangers, an internally-developed game, generated revenues of ¥10,751 million in 2014 compared to no revenue in 2013.

Advertising

	For the year ended December 31,		Changes
	2013	2014	Amount	%
	(in millions of yen or percentages)
LINE advertising	¥5,322	¥14,603	¥9,282	174.4%
Percentage of revenues	13.4%	16.9%
Portal advertising	6,045	8,841	2,796	46.3
Percentage of revenues	15.3%	10.2%

Total advertising	¥11,367	¥23,444	¥12,078	106.3%
Percentage of revenues	28.7%	27.1%

LINE Advertising.  Revenues from LINE advertising increased 174.4%, or by ¥9,282 million, from ¥5,322 million in 2013 to ¥14,603 million in 2014 primarily due to an increase in the number of paid contracts for Official Accounts and Sponsored Stickers in Japan, which we believe was driven mainly by the increasing attractiveness of the LINE platform to existing as well as new advertisers as a result of the rapid growth in our user base and level of user engagement, and an increase in collection of fees for Sponsored Stickers in Taiwan and Thailand. This increase in revenue was also due in part to the fact that Sponsored Stickers were not introduced in Taiwan and Thailand until May 2013. The total number of paid Official Accounts outstanding at the end of each month increased from 1,251 in 2013 to 2,902 in 2014. For Sponsored Stickers, the number of paid contracts in Japan entered into during the year increased from 171 in 2013 to 250 in 2014, and the number of paid contracts for which we collected fees in Taiwan and Thailand also increased in 2014. Our revenue increase was also attributable to a gradual increase in the price of our standard 8 Sticker set from ¥15 million as of January 2013 to ¥30 million as of October 2014 and our standard 16 Sticker set from ¥20 million as of January 2013 to ¥35 million as of October 2014. In addition, since the introduction of our LINE Point Ads service in June 2013, we have expanded the types of user actions for which advertisers are charged to include downloading of applications and viewing of commercials and film previews, and more users engaged in such actions which in turn led to an increase in revenues attributable to LINE Point Ads.

Portal Advertising.  Revenues from portal advertising increased by 46.3%, or ¥2,796 million, from ¥6,045 million in 2013 to ¥8,841 million in 2014 primarily due to an increase in traffic to our portal sites as indicated by the increase in the number of page views. Page views from mobile devices, which generally result in higher advertising revenue as compared to page views from personal computers, increased in particular. Revenues also increased as a result of an increase in the number of advertising display spaces that we made available on our mobile sites, leading to higher average revenue generated per page view. We typically make advertising display space on our portals on personal computers and their mobile applications available through automated advertising networks. In 2013 and 2014, livedoor recorded 96 billion and 107 billion page views, respectively, and Matome recorded 21 billion and 29 billion page views, respectively, higher proportions of which were attributable to traffic through mobile devices (as compared to personal computers) in 2014 as compared to 2013. The increase in page views was also attributable to the integration of content from Matome into Yahoo Japan’s search results, which gradually referred additional traffic from Yahoo Japan to Matome, beginning in March 2013.

Geographic Information

Revenues from Japan accounted for 86.9% and 75.8% of our total revenues in 2013 and 2014, respectively.

Other Operating Income

Our other operating income increased by 324.9%, or ¥226 million, from ¥69 million in 2013 to ¥296 million in 2014, primarily due to ¥238 million of virtual credits breakage income in 2014 which was recognized in relation to the virtual credits that remained unused in the user accounts cancelled on or prior to December 31, 2014, compared to no such income in 2013. This increase in other operating income was offset in part by a one-time event in 2013 in which we recorded gain on transfer of business of ¥55 million from the disposition of one of our portal website businesses to a third party, compared to no such gain in 2014.

Operating Expenses

The following table presents a breakdown of our operating expenses and changes therein for the periods indicated.

	For the year ended December 31,		Changes
	2013	2014	Amount	%
	(in millions of yen or percentages)
Payment processing and licensing expenses	¥9,606	¥20,598	¥10,992	114.4%
Employee compensation expenses	8,490	18,289	9,799	115.4
Marketing expenses	17,202	18,069	868	5.0
Infrastructure and communication expenses	2,537	4,492	1,955	77.1
Authentication and other service expenses	4,914	7,874	2,961	60.3
Depreciation and amortization expenses	1,330	2,370	1,040	78.2
Other operating expenses(1)	3,313	8,555	5,240	158.0

Total	¥47,392	¥80,247	¥32,854	69.3%

(1)	Other operating expenses include rent, travel, professional fees, supplies, taxes and dues, office relocation expenses and other miscellaneous operating expenses.

The following table presents a breakdown of our operating expenses as percentages of total revenues for the periods indicated.

	For the year ended December 31,
	2013	2014
	(in percentages of total revenues)
Payment processing and licensing expenses	24.3%	23.8%
Employee compensation expenses	21.4	21.2
Marketing expenses	43.5	20.9
Infrastructure and communication expenses	6.4	5.2
Authentication and other service expenses	12.4	9.1
Depreciation and amortization expenses	3.4	2.7
Other operating expenses(1)	8.3	9.9

Total	119.7%	92.8%

(1)	Other operating expenses include rent, travel, professional fees, supplies, taxes and dues, office relocation expenses and other miscellaneous operating expenses.

Our operating expenses increased by 69.3%, or ¥32,854 million, from ¥47,392 million in 2013 to ¥80,247 million in 2014, primarily due to increases in payment processing and licensing expenses, employee compensation expenses and authentication and other service expenses. Our operating expenses as a percentage of revenues decreased from 119.7% in 2013 to 92.8% in 2014.

Payment Processing and Licensing Expenses

	For the year ended December 31,		Changes
	2013	2014	Amount	%
	(in millions of yen or percentages)
Payment processing and licensing expenses	¥9,606	¥20,598	¥10,992	114.4%
Percentage of revenues	24.3%	23.8%

Payment processing and licensing expenses increased by 114.4%, or ¥10,992 million, from ¥9,606 million in 2013 to ¥20,598 million in 2014. Payment processing expenses increased by 104.9%, or ¥6,579 million, from ¥6,272 million in 2013 to ¥12,851 million in 2014 due primarily to increases in processing fees paid to payment processing service providers resulting from increased sales of virtual items for internally- developed games and Stickers. Licensing expenses increased by 132.4%, or ¥4,413 million, from ¥3,334 million in 2013 to ¥7,747 million, primarily due to increased sales of Stickers featuring licensed characters, an increase in licensing fees paid to users for Stickers designed by them and sold on Creators Market (which entail a higher license fee than for our other Stickers), and, to a lesser extent, an increase in the portions of the gross sales proceeds from portal advertising that are paid as incentive payments to content providers for our livedoor and Matome portals.

Employee Compensation Expenses

	For the year ended December 31,		Changes
	2013	2014	Amount	%
	(in millions of yen or percentages)
Employee compensation expenses	¥8,490	¥18,289	¥9,799	115.4%
Percentage of revenues	21.4%	21.2%

Our employee compensation expenses increased by 115.4%, or ¥9,799 million, from ¥8,490 million in 2013 to ¥18,289 million in 2014, primarily due to an increase in the number of employees, particularly at our subsidiaries in Korea that support our global operations and, to a lesser extent, an increase in the general wage levels of our employees. The number of our full-time employees (excluding those of our discontinued operations)

increased from 1,060 as of December 31, 2013 to 1,783 as of December 31, 2014. In addition, we granted additional stock options in December 2013 and February, August and October 2014, with a gradual increase in the fair value of the stock options, resulting in an increase in recognized share-based compensation expenses from ¥804 million in 2013 to ¥2,975 million in 2014.

Marketing Expenses

	For the year ended December 31,		Changes
	2013	2014	Amount	%
	(in millions of yen or percentages)
Marketing expenses	¥17,202	¥18,069	¥868	5.0%
Percentage of revenues	43.5%	20.9%

Marketing expenses increased by 5.0%, or ¥868 million, from ¥17,202 million in 2013 to ¥18,069 million in 2014 primarily due to an increase in our targeted advertising activities for LINE Games in markets where we maintain a leading market position, such as Indonesia and other countries in Southeast Asia, and in China during the first half of 2014 before our services were blocked, as well as promotions for LINE Play, LINE Mall and LINE Manga. This increase was partially offset by a decrease in our advertising activities in other markets such as Europe, Latin America, India and Russia.

Infrastructure and Communication Expenses

	For the year ended December 31,		Changes
	2013	2014	Amount	%
	(in millions of yen or percentages)
Infrastructure and communication expenses	¥2,537	¥4,492	¥1,955	77.1%
Percentage of revenues	6.4%	5.2%

Our infrastructure and communication expenses increased by 77.1%, or ¥1,955 million, from ¥2,537 million in 2013 to ¥4,492 million in 2014 primarily due to increases in co-location charges for the operation of our servers and other network infrastructure as well as other expenses related to expanding and maintaining our content delivery network required to handle increased user traffic and transaction volumes.

Authentication and Other Service Expenses

	For the year ended December 31,		Changes
	2013	2014	Amount	%
	(in millions of yen or percentages)
Authentication and other service expenses	¥4,914	¥7,874	¥2,961	60.3%
Percentage of revenues	12.4%	9.1%

Our authentication and other service expenses increased by 60.3%, or ¥2,961 million, from ¥4,914 million in 2013 to ¥7,874 million in 2014. Authentication service expenses increased by 46.0%, or ¥749 million, from ¥1,629 million in 2013 to ¥2,378 million in 2014, due primarily to a 34.5% increase in the number of downloads of our LINE messaging application in 2014 compared to 2013 and increases in fees for mobile number authentication services resulting from the growth in registered users of our LINE messaging application over such periods. Other service expenses increased by 67.3%, or ¥2,211 million, from ¥3,285 million in 2013 to ¥5,496 million in 2014, due primarily to the growth in fees for server hosting and maintenance services required to support increased user activities as well as fees for other outsourced services such as Sticker design and quality assurance and testing required for newly launched services.

Profit (Loss) from Operating Activities

Primarily due to the factors described above, we recorded a profit from operating activities of ¥6,415 million in 2014 whereas we recorded a loss from operating activities of ¥7,737 million in 2013. Our loss from operating activities as a percentage of revenues in 2013 was (19.5)% and our profit from operating activities as a percentage of revenue in 2014 was 7.5%.

Finance Income and Finance Costs

Our finance income, which consists of interest income, increased by 28.5%, or ¥19 million, from ¥67 million in 2013 to ¥86 million in 2014 due primarily to an increase in the amount of time deposits held by us. Our finance costs, which consist of interest expense, increased by 248.8%, or ¥98 million, from ¥39 million in 2013 to ¥137 million in 2014 primarily due to an increase in our short-term borrowings mainly to fund investments in equity securities and the payment to NAVER Corporation in connection with the LINE Plus Capital Reduction.

Share of Loss of Associates

We recognized net loss on our share of associates of ¥243 million in 2013 related to our 50% interest in LINE Project Production Partnership, which incurred a loss in connection with its production of animation involving LINE characters. We recognized net loss on our share of associates of ¥167 million in 2014 primarily related to our interest in LINE Music Corporation, which incurred a loss primarily attributable to research activities in connection with the development of music streaming technology and applications, as well as our 50% interest in LINE Project Production Partnership. In 2014, our share of loss in LINE Music Corporation was ¥114 million, and our share of loss in LINE Project Production Partnership was ¥41 million.

Gain (Loss) on Foreign Currency Transactions, Net

We recognized a net loss on foreign currency transactions of ¥373 million in 2013 compared to a net gain on foreign currency transactions of ¥66 million in 2014 resulting from fluctuations in exchange rates, particularly the weakening of the Japanese yen against the Korean won and the U.S. dollar during such periods. Our net loss in 2013 related primarily to our Korean won-denominated payables relating to data hosting services infrastructure costs payable to NAVER Business Platform Corporation, a subsidiary of NAVER Corporation, as well as the Korean won-denominated payables at LINE Plus Corporation whose functional currency is the Japanese yen. Our net gain in 2014 related primarily to our Korean won-denominated receivables at LINE Corporation from LINE Plus Corporation, and net gain at LINE Plus Corporation, attributable mainly to foreign currency gain on the Korean won- and U.S. dollar-denominated loan receivables due from its subsidiaries, compared to no such loan receivables in 2013, which was partially offset by foreign currency loss on Korean won-denominated payables related to operating expenses incurred.

Other Non-operating Income

We recognized other non-operating income of ¥7 million in 2013 from gain on settlement of foreign exchange forward contracts. We did not recognize any other non-operating income in 2014.

Income Tax Benefits (Expenses)

We recognized income tax benefits of ¥648 million in 2013 compared to income tax expenses of ¥7,151 million in 2014. Our effective income tax rate of 7.8% for continuing operations for 2013 differed from the Japanese statutory tax rate of 38.0% primarily due to taxable income recorded by LINE Corporation on a stand-alone basis, approximately half of which was offset by previously unrecognized tax loss carryforwards, resulting in a decrease in current income tax expenses. In addition, we recognized previously unrecognized deferred tax assets for deductible temporary differences, resulting in the recognition of deferred tax benefits, which was partially offset by pre-tax losses recorded by our Korean subsidiaries for which no deferred tax assets were recognized. The losses incurred at our Korean subsidiaries were primarily due to marketing expenses incurred in connection with the early stages of our international expansion having exceeded revenues generated from our international operations attributable to such Korean subsidiaries. Our effective income tax rate of 114.2% for continuing operations for 2014 differed from the Japanese statutory tax rate of 38.0% primarily due to pre-tax losses recorded by our Korean subsidiaries for which no deferred tax assets were recognized and non-deductible share-based payment expenses incurred in connection with stock options granted to employees and directors who are non-Japanese residents.

For further information regarding our income tax benefits (expenses), see Note 14 of the notes to our annual consolidated financial statements and Note 6 of the notes to our interim condensed consolidated financial statements appearing elsewhere in this prospectus.

Profit from Discontinued Operations, Net of Tax

We recognized profit from discontinued operations, net of tax, of ¥1,279 million in 2013 related to our former Hangame business that we disposed of in April 2013 and ¥2,892 million in 2014 related to our data management business that we disposed of in September 2014, each of which was retrospectively classified as part of discontinued operations. See “— Major Components of Results of Operations — Profit (Loss) from Discontinued Operations, Net of Tax.”

Profit (Loss) for the Period

We recorded a loss for the year of ¥6,391 million in 2013 but recorded a profit for the year of ¥2,004 million in 2014 as a result of the factors described above. Our loss for the year as a percentage of revenues was (16.1)% in 2013 and our profit for the year as a percentage of revenues was 2.3% in 2014.

Quarterly Results of Operations Data

The following table sets forth our selected statements of profit or loss data, as well as supplemental financial information, for the periods indicated.

	For the three months ended
	Mar. 31, 2015	Jun. 30, 2015	Sep. 30, 2015	Dec. 31, 2015	Mar. 31, 2016
	(in millions of yen) (unaudited)
Revenues and other operating income:
Revenues	¥28,104	¥28,070	¥31,900	¥32,332	¥33,456
Other operating income	117	104	145	108	660

Operating expenses:
Payment processing and licensing expenses	(6,225)	(6,935)	(7,723)	(7,859)	(7,750)
Employee compensation expenses	(7,574)	(8,921)	(9,049)	(10,028)	(9,393)
Marketing expenses	(4,780)	(5,233)	(3,453)	(3,130)	(2,307)
Infrastructure and communication expenses	(1,663)	(1,854)	(2,058)	(2,137)	(1,782)
Authentication and other service expenses	(2,398)	(3,446)	(3,294)	(2,995)	(2,897)
Depreciation and amortization expenses	(764)	(935)	(930)	(1,104)	(968)
Other operating expenses	(3,393)	(3,208)	(3,425)	(4,406)	(3,681)

Profit (loss) from operating activities	1,424	(2,358)	2,113	781	5,338
Profit (loss) for the period from continuing operations	(1,757)	(998)	(202)	2,573	1,406
Loss from discontinued operations, net of tax	(148)	(2,449)	(2,139)	(2,852)	(1,640)
Loss for the period	(1,905)	(3,447)	(2,341)	(279)	(234)

Supplemental Financial Information — Non-IFRS Measures(1)
Adjusted EBITDA	¥4,475	¥1,645	¥6,022	¥4,764	¥8,800
Adjusted profit	¥411	¥1,920	¥2,628	¥5,307	¥3,790

The following tables present breakdowns of our revenues for the periods indicated:

	For the three months ended
	Mar. 31, 2015	Jun. 30, 2015	Sep. 30, 2015	Dec. 31, 2015	Mar. 31, 2016
	(in millions of yen) (unaudited)
Communication and content
Communication	¥6,680	¥6,524	¥7,807	¥7,714	¥7,686
Content	12,064	12,401	13,182	11,637	11,865
Others(1)	1,023	1,264	1,383	2,315	2,032

Sub-total	19,767	20,189	22,372	21,666	21,583
Advertising
LINE advertising	5,591	5,466	7,195	8,235	9,302
Portal advertising	2,746	2,415	2,333	2,431	2,571

Sub-total	8,337	7,881	9,528	10,666	11,873

Total	¥28,104	¥28,070	¥31,900	¥32,332	¥33,456

(1) Others include revenues from character marketing, such as sales of LINE character merchandise at our retail stores and licensing of LINE characters’ copyrights, and revenues from e-commerce.

	For the three months ended
	Mar. 31, 2015	Jun. 30, 2015	Sep. 30, 2015	Dec. 31, 2015	Mar. 31, 2016
	(in millions of yen) (unaudited)
Revenues
Japan	¥20,526	¥19,597	¥22,340	¥22,317	¥23,788
Taiwan, Thailand and Indonesia	5,490	6,121	6,867	7,714	6,713
Others	2,088	2,352	2,693	2,301	2,955

Total	¥28,104	¥28,070	¥31,900	¥32,332	¥33,456

The following table sets forth a reconciliation of our profit (loss) from operating activities to adjusted EBITDA for the periods indicated:
	For the three months ended
	Mar. 31, 2015	Jun. 30, 2015	Sep. 30, 2015	Dec. 31, 2015	Mar. 31, 2016
	(in millions of yen) (unaudited)
Profit (loss) from operating activities	¥1,424	¥(2,358)	¥2,113	¥781	¥5,338
Add: Share-based compensation expenses	2,287	3,068	2,979	2,879	2,494
Add: Depreciation and amortization expenses	764	935	930	1,104	968

Adjusted EBITDA	¥4,475	¥1,645	¥6,022	¥4,764	¥8,800

The following table sets forth a reconciliation of our loss for the period to adjusted profit for the periods indicated:

	For the three months ended
	Mar. 31, 2015	Jun. 30, 2015	Sep. 30, 2015	Dec. 31, 2015	Mar. 31, 2016
	(in millions of yen) (unaudited)
Loss for the period	¥(1,905)	¥(3,447)	¥(2,341)	¥(279)	¥(234)
Add: Share-based compensation expenses	2,287	3,068	2,979	2,879	2,494
Subtract: Tax impact of share-based compensation expenses	(119)	(150)	(149)	(145)	(110)
Subtract: Loss from discontinued operations, net of tax	148	2,449	2,139	2,852	1,640

Adjusted profit for the period	¥411	¥1,920	¥2,628	¥5,307	¥3,790

For information on matters that may affect our quarterly results, see “Risk Factors — Our financial results are likely to continue to fluctuate from quarter to quarter, which makes our period-to-period results volatile and difficult to predict.”

Liquidity and Capital Resources

Cash Flows

The following table sets forth our cash flows for the periods indicated.

	For the year ended December 31,			For the three months ended March 31,
	2013	2014	2015	2015	2016
	(in millions of yen)
Net cash provided by (used in) operating activities	¥886	¥12,456	¥6,979	¥(7,538)	¥4,264
Net cash used in investing activities	(2,801)	(12,967)	(12,229)	(6,755)	(1,929)
Net cash provided by financing activities	8,027	6,492	18,860	15,130	(683)

Cash and cash equivalents at the beginning of the period	7,153	13,362	20,254	20,254	33,652
Cash and cash equivalents at the end of the period	13,362	20,254	33,652	20,877	35,082

Our cash and cash equivalents totaled ¥35,082 million as of March 31, 2016, an increase of ¥1,429 million from ¥33,652 million as of December 31, 2015. We recorded ¥4,264 million of cash provided by operating activities in the first three months of 2016, which was partially offset by ¥1,929 million of cash used in investing activities and ¥683 million of cash used for financing activities. Our cash and cash equivalents totaled ¥33,652 million as of December 31, 2015, an increase of ¥13,398 million from ¥20,254 million as of December 31, 2014. We recorded ¥18,860 million of cash provided by financing activities and ¥6,979 million of cash provided by operating activities in 2015, which was partially offset by ¥12,229 million of cash used in investing activities. Our cash and cash equivalents totaled ¥20,254 million as of December 31, 2014, an increase of ¥6,892 million from ¥13,362 million as of December 31, 2013. We recorded ¥12,967 million of cash used in investing activities, but this was more than offset by ¥12,456 million of cash provided by operating activities and ¥6,492 million of cash provided by financing activities. Our principal sources of liquidity since 2013 to date have been incurrences of debt, common stock issuances by us and our subsidiary, LINE Plus Corporation, to our controlling shareholder, NAVER Corporation, and cash generated by our operations.

We manage our liquidity risk to meet our working capital and operational requirements by continually managing projected cash flows. We also aim to mitigate liquidity risk by contracting with financial institutions with respect to bank overdrafts and banking facility agreements for efficient management of funds. We believe that cash from our operations, current and future financing arrangements (including short-term and long-term borrowing facilities and issuances of corporate bonds) and existing cash and cash equivalents are likely to be sufficient to satisfy our operating cash requirements, capital expenditure needs and debt service requirements for the next twelve months. However, we may need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition or strategic cooperation, which may include investing in technology, technical infrastructure or acquisition of additional equity interests in subsidiaries or associates. If we determine that our cash requirements exceed our available cash holdings, we may seek to issue additional debt or equity securities or obtain additional credit facilities or other sources of funding.

Net Cash Provided by (Used in) Operating Activities

Our net cash provided by operating activities consists of net profit or loss adjusted for certain non-cash items including depreciation and amortization and share-based compensation as well as the effect of changes in working capital and other activities. We recorded net cash used in operating activities of ¥7,538 million in the first three months of 2015 compared to net cash provided by operating activities of ¥4,264 million in the first three months of 2016. The increase in revenues described above led to an increase in profit before tax in the first three months of 2016. Adjustments for non-cash items and changes in working capital included an increase in trade and other receivables by ¥4,366 million, mainly due to the timing of payments from our main two payment processing providers, and a decrease in trade and other payables by ¥1,964 million, mainly due to the timing of disbursements to our two primary payment processing providers and to content providers. Cash used for income tax payment decreased from ¥6,883 million in the first three months of 2015 to ¥3,323 million in the first three months of 2016.

Our net cash provided by operating activities decreased from ¥12,456 million in 2014 to ¥6,979 million in 2015, due primarily to income taxes paid of ¥10,844 million in 2015 compared to ¥6,176 million in 2014, as well as profit before tax of ¥9,109 million in 2014 compared to loss before tax of ¥12,033 million in 2015 as described above, which was partially offset by adjustments for non-cash items, in particular adjustments made with respect to share-based compensation and impairments in 2015, and the net effects of changes in working capital and other operating activities. The increase in advances received by ¥4,350 million reflects the growth in sales of virtual currency. The increase in other current liabilities by ¥2,976 million is due to the growth in revenue, which is often deferred in accordance with the life of the virtual item or the advertising contract period. The increase in trade and other receivables by ¥3,067 million is mainly driven by growth in sales of virtual currency and advertising contracts and is dependent upon the timing of payments of our two main payment processing providers.

Our net cash provided by operating activities increased from ¥886 million in 2013 to ¥12,456 million in 2014. Such increase was due primarily to a profit before tax of ¥9,109 million in 2014 compared to a loss before tax of ¥5,875 million in 2013 as described above, which was partially offset by an increase in income taxes paid from ¥383 million in 2013 to ¥6,176 million in 2014, and the net effect of changes in working capital and other operating activities, in particular an increase in trade and other receivables related to sales of virtual items.

Net Cash Used in Investing Activities

Our net cash used in investing activities decreased from ¥6,755 million in the first three months of 2015 to ¥1,929 million in the first three months of 2016 primarily due to cash outflow of ¥2,927 million (net of cash acquired) in the first three months of 2015 related primarily to our acquisition in March 2015 of assets of MixRadio, compared to cash outflows of ¥423 million (net of cash acquired) in the first three months of 2016 related to our acquisition in February 2016 of a 50.5% interest in M.T. Burn as well as purchase of time deposits of ¥1,860 million in the first three months of 2015 compared to purchase of time deposits of ¥19 million in the first three months of 2016.

Our net cash used in investing activities decreased from ¥12,967 million in 2014 to ¥12,229 million in 2015. One factor in the decrease was a decrease in purchases of equity investments from ¥7,973 million in 2014 to ¥437 million in 2015 which was partly offset by cash outflow of ¥2,927 million (net of cash acquired) in 2015 related primarily to our acquisition in March 2015 of assets of MixRadio, a mobile music streaming service, from Microsoft. In addition, we recorded cash inflow of ¥1,391 million in 2014 related to our divestiture of DataHotel Co., Ltd. in September 2014 compared to no such proceeds in 2015 and an increase in investments in associates and joint ventures such as Lantu Games Limited from ¥209 million in 2014 to ¥1,567 million in 2015.

Our net cash used in investing activities increased from ¥2,801 million in 2013 to ¥12,967 million in 2014. Such increase was attributable primarily to an increase in equity investments relating to our stake acquisitions in gaming companies such as gumi Inc. from ¥908 million in 2013 to ¥7,973 million in 2014, as well as an increase in acquisition of property and equipment and intangible assets from ¥3,161 million in 2013 to ¥5,150 million in 2014. These factors were partially offset by the absence of payment of guarantee deposits in 2014 compared to our payment of guarantee deposits of ¥2,253 million in 2013, which deposits were made to satisfy requirements under the Payment Services Act, as well as net proceeds from maturities of time deposits of ¥2,182 million in 2013 compared to net purchases of time deposits of ¥20 million in 2014.

The Payment Services Act requires entities that engage in business activities involving advance payments from customers using prepaid payment instruments such as virtual currencies to set aside amounts covering at least 50% of the total amount of the unused amounts or credits represented by such instruments issued as of the end of either the first or third quarter of any year (if such total amount is more than ¥10 million) for the users, either by making a deposit or by entering into certain guarantee or trust agreements. In accordance with the Payment Services Act, we had deposited ¥2,340 million, ¥2,340 million and ¥2,530 million as guarantee deposits as of December 31, 2013, 2014 and 2015, respectively. As part of our efforts to comply with the Payment Services Act, we deposited our investments in Japanese government bonds of ¥281 million as of December 31, 2013 and 2014 and ¥280 million as of December 31, 2015, which we intend to hold until maturity. In addition, we entered into a credit guarantee agreement with a bank for ¥2,000 million in 2013, which currently remains in place.

Net Cash Provided by (Used for) Financing Activities

We recorded net cash provided by financing activities of ¥15,130 million in the first three months of 2015 compared to net cash used for financing activities of ¥683 million in the first three months of 2016. This change was primarily attributable to payments of short-term borrowings of ¥434 million in the first three months of 2016 compared to net proceeds from short-term borrowings of ¥15,503 million in the first three months of 2015, due to a ¥16,000 million loan from Japanese financial institutions for income tax payments and to finance the acquisition of assets of MixRadio and operate the MixRadio mobile music streaming service.

Our net cash provided by financing activities increased from ¥6,492 million in 2014 to ¥18,860 million in 2015. This increase was primarily attributable to repayment of capital contribution to NAVER Corporation in the amount of ¥8,288 million in 2014 in connection with the LINE Plus Capital Reduction compared to no such repayment in 2015 and an increase in net proceeds from short-term borrowings from ¥15,748 million in 2014 to ¥19,808 million in 2015. During 2014, we obtained short-term borrowings for the purpose of investment in equity securities and the repayment of capital contribution to NAVER Corporation in connection with the LINE Plus Capital Reduction. During 2015, we obtained short-term borrowings for income tax payments and to finance the acquisition of assets of MixRadio and operate the MixRadio mobile music streaming service.

Our net cash provided by financing activities decreased from ¥8,027 million in 2013 to ¥6,492 million in 2014. This decrease was attributable primarily to repayment of capital contribution to NAVER Corporation in the amount of ¥8,288 million in 2014 in connection with the LINE Plus Capital Reduction compared to no such repayment in 2013, proceeds from stock issuance to NAVER Corporation of ¥7,254 million in 2013 related to the establishment of LINE Plus Corporation in February 2013 compared to capital contribution from third-party non-controlling interests of ¥31 million in 2014, and proceeds from the issuance of corporate bonds of ¥1,500 million in 2013 compared to no such proceeds from bond issuance in 2014. These factors were offset in part by cash outflow of ¥7,800 million in 2013 resulting from our divestitures of the Hangame business and related entities in April 2013 compared to no such decrease in 2014, and an increase in net proceeds from short-term borrowings from ¥8,824 million in 2013 to ¥15,748 million in 2014, which were incurred for the purpose of investment in equity securities and the repayment of capital contribution to NAVER Corporation in connection with the LINE Plus Capital Reduction.

Contractual Obligations

Payments of contractual obligations and commitments will require considerable resources. In our ordinary course of business, we routinely enter into commercial commitments and financial obligations for various aspects of our operations. The following table sets forth the amount of our contractual obligations as of March 31, 2016.

	Payments due by period
Contractual obligations	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
	(in millions of yen)
Corporate bond obligations(1)	¥263	¥263	¥—	¥—	¥—
Short-term borrowing obligations(2)	42,075	42,075	—	—	—
Long-term borrowing obligations	205	—	205	—	—
Finance lease obligations(3)	1	1	0	—	—
Operating lease obligations(4)	4,917	2,689	1,896	332	—
Purchase obligations(5)	347	347	—	—	—
Deposits received(6)	753	753	—	—	—
Office security deposits received under sublease agreement	8	8	—	—	—
Future estimated defined benefit plan payments(7)	7,143	300	890	1,257	4,696

Total	¥55,712	¥46,436	¥2,991	¥1,589	¥4,696

(1)	Includes payment of principal and interest.

(2)	As of March 31, 2016, the book value of our short-term borrowings was ¥42,058 million.

(3)	We enter into finance lease agreements for various equipment.

(4)	We enter into operating lease agreements for office space, data center facilities and motor vehicles.

(5)	Our purchase obligations include contracts for property and equipment. See Note 9(3) of the notes to our annual consolidated financial statements and Note 5 of the notes to our interim condensed consolidated financial statements appearing elsewhere in this prospectus.

(6)	The deposits received primarily relate to withholding income tax for employees to be remitted to the Japanese National Tax Authority.

(7)	Represents, as of December 31, 2015, the expected amount of retirement benefits that we will be required to pay within ten years under applicable law to employees of our Korean subsidiaries, including LINE Plus Corporation, LINE Play Corporation and LINE Biz Plus Corporation, when they reach their normal retirement age. The amounts were determined based on the employees’ current salary rates and the number of service years that will have been accumulated upon their retirement. These amounts do not include amounts that may be paid to employees who cease to work at the relevant company before their normal retirement age.

Apart from the contractual obligations listed above, we may be required, as a limited partner of a private equity venture capital fund in which we have invested, to contribute our pro rata share of the capital required to be contributed by all limited partners for portfolio investment. The amount of our unfunded capital commitment as of March 31, 2016 was US$0.4 million.

Borrowings and Corporate Bonds

As of March 31, 2016, we had short-term borrowings of ¥42,058 million, all of which consisted of borrowings in local currency. The weighted average interest rate of such short-term borrowings as of March 31, 2016 was 0.2%.

In August 2013, we issued unsecured corporate bonds with an aggregate principal amount of ¥1,500 million maturing on August 31, 2016, at a floating interest rate indexed to the six-month Tokyo Interbank Offer Rate.

As of March 31, 2016, we maintained aggregate lines of credit with four banks of ¥54,200 million, of which ¥12,200 million remained unutilized. We believe that we have various options to meet our financing needs, including short-term and long-term borrowings and issuances of corporate bonds and equity securities. However, our ability to continue to obtain debt financing at a reasonable cost will depend on several factors, some of which may be outside our control, including general economic conditions, the liquidity of the Japanese and international debt capital markets and the Japanese government’s policies regarding the yen. These policies can affect our ability to borrow and gain access to domestic and foreign capital markets or restrict the use of proceeds of any financing, and can require us to incur indebtedness from other sources that entail higher interest rates or shorter maturities.

Capital Expenditures

Our business requires capital expenditures for the expansion and upgrading of facilities and equipment on a timely and cost-effective basis in order to maintain our competitiveness. As our user base and the activities on our platform grow, we expect that we will continue to invest in expansion and enhancement of our infrastructure, which primarily consist of purchases of networking equipment to increase the capacity of our infrastructure. Capital expenditures for acquisition of property and equipment and intangible assets amounted to ¥3,161 million in 2013, ¥5,150 million in 2014, ¥5,696 million in 2015 and ¥786 million in the first three months of 2016. We review our capital expenditure plans periodically and the actual amount expended on capital investments may differ based on market conditions, business outlook, changes in interest rates, availability of leasing alternatives and other factors.

Off-balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2013, 2014 and 2015 and March 31, 2016.

Market Risk

Market risk is the risk of loss related to adverse changes in market prices. We are exposed to foreign exchange rate and interest rate risk primarily associated with underlying assets and liabilities. Our financial assets and liabilities that are under financial risk management are comprised of the following:

•	financial assets include cash and cash equivalents, short-term financial instruments, available-for-sale financial assets, trade and other receivables and other financial assets; and

•	financial liabilities include trade and other payables, borrowings and bonds and other financial liabilities.

The following table summarizes the carrying amounts, fair values, principal cash flows by maturity date and weighted average interest rates of our short-term and long-term liabilities as of December 31, 2015 which are sensitive to exchange rates and/or interest rates.

	By maturities (as of December 31, 2015)								Total as of December 31,
	2016		2017		2018		2019 and Beyond		2015			2014			2013
									Total		Fair value	Total		Fair value	Total		Fair value
	(in millions of yen, won and U.S. dollar, except rates)
Local currency (Japanese yen):
Fixed rate		¥465		¥—		¥—		¥—		¥465	¥465		¥957	¥957		¥996		¥996
Average weighted rate(1)		1.00%		—		—		—		1.00%			1.10%			1.10%
Variable rate		42,510		—		—		—		42,510	42,510		22,705	22,705		9,050		9,050
Average weighted rate(1)		0.21%		—		—		—		0.21%			0.28%			0.71%

Sub-total		42,975		—		—		—		42,975	42,975		23,662	23,662		10,046		10,046

Foreign currency (Korean won):
Fixed rate	￦	—	￦	—	￦	—	￦	—	￦	—	￦—	￦	—	￦—	￦	—	￦	—
Average weighted rate(1)		—		—		—		—		—	—		—			—
Variable rate		—		—		—		—		—	—		—	—		3,500		3,500
Average weighted rate(1)		—		—		—		—		—	—		—			6.90%

Sub-total		—		—		—		—		—	—		—	—		3,500		3,500

Exchange rate (Japanese yen)		—								—	—		—	—		0.1		0.1
Sub-total		¥—		¥—		¥—		¥—		¥—	¥—		¥—	¥—		¥350		¥350
Foreign currency (U.S. dollar):
Fixed rate		$—		$—		$—		$—		$—	$—		$—	$—		$3.00		$3.00
Average weighted rate(1)		—		—		—		—		—	—		—			6.90%
Variable rate		—		—		—		—		—	—		—	—		—		—
Average weighted rate(1)		—		—		—		—		—	—		—	—		—		—

Sub-total		—		—		—		—		—	—		—	—		3		3

Exchange rate (Japanese yen)		—		—		—		—		—	—		—	—		105.39		105.39
Sub-total		¥—		¥—		¥—		¥—		¥—	¥—		¥—	¥—		¥305		¥305

Total		¥42,975		¥—		¥—		¥—		¥42,975	¥42,975		¥23,662	¥23,662		¥10,701		¥10,701

(1)	Weighted average rates of the portfolio at the period end. The amounts do not include estimated interest from borrowings and corporate bonds scheduled to be paid.

Exchange Rate Risk

Japan is our largest market and, therefore, a substantial majority of our cash flow is denominated in Japanese yen. However, 13.1%, 24.2%, 29.6% and 28.9% of our revenues in 2013, 2014, 2015 and the first three months of 2016, respectively, were derived from markets outside of Japan, and we expect that an increasing portion of our consolidated financial results in the future will be accounted for in currencies other than Japanese yen. In addition, some of our foreign operations’ functional currencies are not the Japanese yen, and the financial statements of our foreign operations prepared initially using their functional currencies are translated into Japanese yen. Since the currency in which sales are recorded may not be the same as the currency in which expenses are incurred, foreign exchange rate fluctuations may materially affect our results of operations.

We selectively enter into derivative financial instruments with major financial institutions to manage the related risk exposures, primarily with respect to foreign exchange rate risks. Our management determines the market risk tolerance level, measuring period, controlling responsibilities and management procedures. We also prohibit all speculative transactions and evaluate and manage foreign exchange exposures.

The following table presents our foreign currency exposure and changes in shareholder’s equity and profit or loss before tax from a 5% increase or decrease in the value of Japanese yen against the currencies set forth below, for the periods indicated, assuming all other variables are constant:

	For the year ended December 31,
	2014				2015
	Shareholder’s equity		Profit or loss before tax		Shareholder’s equity		Profit or loss before tax
	Appreciation of functional currency by 5%	Depreciation of functional currency by 5%	Appreciation of functional currency by 5%	Depreciation of functional currency by 5%	Appreciation of functional currency by 5%	Depreciation of functional currency by 5%	Appreciation of functional currency by 5%	Depreciation of functional currency by 5%
	(in thousands of yen)
Korean won	¥64,985	¥ (61,891)	¥85,042	¥ (80,992)	¥ 111,279	¥(105,980)	¥ 143,735	¥(136,891)
U.S. dollar	41,935	(39,938)	55,031	(52,411)	163,904	(156,099)	219,417	(208,969)
Taiwanese dollar	27,121	(25,829)	34,770	(33,114)	4,067	(3,873)	5,367	(5,111)
Euro	2,103	(2,003)	2,696	(2,567)	(45,034)	42,889	(56,476)	53,787

See Note 26 of the notes to our annual consolidated financial statements appearing elsewhere in this prospectus.

Interest Rate Risk

Interest rate risk is defined as the risk that the fair value of future cash flows from a financial instrument will fluctuate because of changes in market interest rates. We are exposed to interest rate risk arising mainly through financial liabilities and assets that bear floating interest rates. Such financial liabilities and assets consist mainly of our outstanding borrowings and corporate bonds, as well as interest-bearing deposits and additional debt financings that we may periodically undertake for various reasons, including refinancing of our existing borrowings. The objective of interest rate risk management is to minimize financial costs and uncertainties associated with interest rate changes, and we strive to effectively manage our interest rate risk by periodic monitoring and responding to risk factors on a timely basis. In order to manage our interest rate risk in advance, we seek to minimize external borrowings by using internal funds, reduce borrowings with high interest rates, improve the structure of long-term and short-term borrowings, maintain the appropriate balance between borrowings with floating interest rates and fixed interest rates, and regularly monitor domestic and international interest rate changes.

Our cash equivalents and long-term and short-term financial instruments are also exposed to financial market risk arising from fluctuations in interest rates, which may affect the fair market value of our assets and investments. For example, an increase in interest rates would reduce the fair value of the fixed interest component of our interest-bearing securities. We manage our exposure to financial market risk by performing ongoing evaluations of our investment portfolio and investing some of our cash equivalents in fixed interest rate deposit instruments.

If interest rates had been 50 basis points higher or lower, the impact on our interest expenses of the applicable period would be as follows:

	For the year ended December 31,
	2014				2015
	Shareholder’s equity		Profit or loss before tax		Shareholder’s equity		Profit or loss before tax
	Increase of 50 basis points	Decrease of 50 basis points	Increase of 50 basis points	Decrease of 50 basis points	Increase of 50 basis points	Decrease of 50 basis points	Increase of 50 basis points	Decrease of 50 basis points
	(in thousands of yen)
Interest expenses	¥(66,175)	¥ 33,392	¥(102,820)	¥51,882	¥(39,975)	¥15,910	¥(59,717)	¥23,768

The above analysis was performed using balances of the financial liabilities with variable interest rates outstanding as of December 31, 2014 and 2015, assuming such liabilities were outstanding for the full fiscal year immediately before the respective dates, while holding all other variables constant. As of December 31, 2014 and 2015, we did not have any financial assets earning interest at variable rates.

Inflation

Inflation generally affects us by necessitating increases in the salaries and wages of our employees as well as increasing the cost of goods and services that we purchase. The general rate of inflation in Japan was 0.4% in 2013, 2.8% in 2014 and 0.8% in 2015, according to the Organization for Economic Co-operation and Development. We do not believe that inflation has had a material impact on our results of operations in recent years.

Critical Accounting Judgments, Estimates and Assumptions

The preparation of our consolidated financial statements requires us to make difficult, complex and subjective judgments in making the appropriate estimates and assumptions that affect the amounts reported in our consolidated financial statements. By their nature, these judgments are subject to inherent uncertainty. These judgments are based on our historical experience, terms of existing contracts, our observation of trends in the relevant industries, information provided by our customers and information available from other outside sources, as appropriate. While we believe our estimates and judgments are reasonable under the circumstances in which they were made, there can be no assurance that our judgments will prove to be correct or that actual results reported in future periods will not differ from our expectations reflected in our accounting treatment of certain items. For a discussion of our significant accounting judgments, estimates and assumptions, see Note 4 of the notes to our annual consolidated financial statements and Note 2 of the notes to our interim condensed consolidated financial statements appearing elsewhere in this prospectus.

Revenue Recognition for Internally-developed Virtual Items, LINE Stickers and Sponsored Stickers

We offer both consumable and durable virtual items in our internally-developed games and applications. Consumable virtual items are virtual items that are consumed by following an end users’ specific action and do not provide end users with continuing benefits, whereas durable virtual items are virtual items that provide the end user with continuing benefits over a specific period. The period of benefit of a durable virtual item generally ends at the earliest of (1) an item ceasing to provide further benefits to an end user (i.e., the period of benefit is represented by the usage period of such item), (2) an item being removed from the game board or application by specific in-app or in-game actions taken by an end user or (3) an end user abandoning the game or application. We recognize revenues attributable to consumable virtual items upon sale. For revenues attributable to durable virtual items, revenues are recognized either (1) ratably over the estimated usage period or (2) when we cannot estimate the estimated usage period upfront, ratably over the estimated average playing period of paying users adjusted for any virtual items removed from the game board or application. We recognize revenue attributable to the removed virtual items by developing estimated removal rates and applying such rates to total sales generated. We develop an estimated usage period for durable virtual items considering historical data on purchase patterns and user usage behavior.

We define the playing period as the period from when a paying user first purchased virtual currencies to when a paying user is deemed to have become inactive, i.e. when a paying user has not logged onto the game/app for two consecutive months. To estimate the average playing period for a paying user, we analyze monthly cohorts composed of paying users who made their first purchase of virtual currency during such month. We track these monthly cohorts and analyze the dates on which paying users within each cohort become inactive. Based on the actual data observed, we extrapolate the future declines in paying users to determine the ending point of a paying user’s life beyond the date for which observable data is available. We then use the actual and extrapolated data to calculate the average playing period.

Upon launching a new game or application, we evaluate the nature of the virtual items, the behavior of end users with respect to such items and the availability of supporting data in determining the related revenue recognition policy. We may also consider the data from other existing internally-developed games or applications as well as industry data in determining the related revenue recognition policy if there is insufficient history for such new game or application. If we do not have sufficient historical data to analyze user behavior and cannot identify any similar games or applications to serve as references for us to reasonably estimate the life of the game or application, we defer all sales until such history is developed. Once we have sufficient historical data, we assess the estimations (such as the estimated usage period and the estimated average playing period for paying users) for durable virtual items for each game or application on a quarterly basis.

Revenues attributable to the sales of Stickers are recognized over an estimated usage period which reflects historical end user usage patterns. Similarly, revenues attributable to the sales of Sponsored Stickers are recognized over the advertising contract period based on historical user usage patterns during the advertising contract period.

We believe that revenue recognition is a critical accounting estimate because significant management judgment is involved in determining the estimated usage period over which virtual items are expected to be used by users. If user behavior changes over time or deviates from our estimates, we may be required to change the timing of our revenue recognition. In this case, our results of operations could be materially and adversely affected.

Share-based Payments and Valuation of Our Share Capital

Share-based payment expenses related to stock options granted to directors and employees for acquisition of shares of our common stock are estimated based on the options’ fair value determined by the Black-Scholes-Merton (“Black-Scholes”) option pricing model. The Black-Scholes model requires various assumptions, including expected volatility, expected life of stock options and fair value of our common stock at the time of option grants.

The following assumptions for the Black-Scholes model were used to estimate the fair value of stock options granted in 2013, 2014 and 2015. We did not grant any stock options in the first three months of 2016.

	For the year ended December 31,
	2013	2014	2015
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	67%	52-58%	56%
Risk-free interest rate	0.3%	0.2%	0.0%
Expected life of stock options	6 years	6 years	6 years
Grant date fair value of our equity per common share (in Yen)	¥1,011	¥1,161-3,297	¥4,225

Our dividend yield is 0.0%, since we have not paid, and do not expect to pay in the foreseeable future, any cash dividends. Expected volatility is estimated based on the historical volatility of companies that we believe are comparable publicly-traded companies. Expected life of stock options is estimated based on the expected exercise pattern of the option holders. Risk-free interest rate is based on the yield of Japanese government bonds.

Through the second quarter of 2014, we determined the fair value of our common stock at the time of the option grants, using the income approach. The income approach involves using the discounted cash flow method which is based on estimated future cash flows and an appropriate discount rate. We also used the market approach as a reference to validate our valuation obtained using the discounted cash flow method. For the market approach, the value of our common stock is estimated using multiples derived from the trading stock prices of guideline companies.

Beginning in the third quarter of 2014, we determine the fair value of our common stock at the time of the option grants using both the income approach and the market approach. We then determine the valuation of our common stock to be the mid-point of the overlapping valuation range from both approaches.

In the absence of a public trading market, determining the fair value of our common stock at the time of option grants utilizing the discounted cash flow method is highly complex and subjective because it involves estimating future cash flows based on all relevant facts and circumstances known at the time of valuation, including but not limited to factors such as our historical financial results and the projections of our future operating and financial performance, market performance of comparable publicly traded companies, overall economic and industry outlook and discounting those cash flows at our weighted average cost of capital.

The assumptions used in calculating the fair value of the stock options represent our management’s best estimates, but these estimates involve inherent uncertainties and application of significant management judgment. As a result, if factors change or we utilize different assumptions, the fair value of stock options could be materially different for any period. Such estimates will not be necessary to determine the fair value of new stock option awards once we complete the global offering and the shares of our common stock and ADSs begin trading on public markets.

The following table sets forth the fair value of our common stock at the time of the stock option grants, as determined by us using the discounted cash flow method.

Stock option grant dates	Number of underlying shares of common stock	Exercise price	Fair value of common stock
		(in yen)
December 16, 2013	3,430,500	¥344	¥1,011
February 7, 2014	1,825,000	1,320	1,161
August 8, 2014	752,500	1,320	3,280
October 31, 2014	348,500	1,320	3,297
February 4, 2015	5,773,500	1,320	4,225

We believe that the increase in the fair value of our common stock from ¥1,011 per share as of December 16, 2013 to ¥1,161 per share as of February 7, 2014 was attributable to the growth in our revenues from ¥39,586 million in 2013 to ¥86,366 million in 2014, primarily driven by the increase in our MAUs and growth of the LINE business, as well as successful introduction of additional products and services in 2014, particularly LINE Games. Over this period, we continued to progress on our business plan. With an increase in the scale of our business, our operating expenses as a percentage of revenues decreased from 119.7% in 2013 to 92.8% in 2014. As a result, we recorded loss before tax from continuing operations of ¥8,318 million in 2013 but profit before tax from continuing operations of ¥6,263 million in 2014.

We believe that the increase in the fair value of our common stock from ¥1,161 per share as of February 7, 2014 to ¥3,280 per share as of August 8, 2014 and further to ¥3,297 per share as of October 31, 2014 and ¥4,225 as of February 4, 2015 was attributable to the continued strong growth of our revenues, the achievement of profitability in the first three-month period of 2014 and the maintenance of profitability in the remainder of 2014, as well as our updated outlook based on our portfolio of new businesses. Our revenues increased from ¥39,586 million in 2013 to ¥86,366 million in 2014, driven primarily by the continued increase in our MPUs as well as continued growth of our LINE business, particularly LINE Games which gained further popularity as we introduced many of our games in local languages in various markets. As we continued to successfully progress on our business plan, we were able to further increase the scale of our business, with our operating expenses as a percentage of revenue decreasing further from 119.7% in 2013 to 92.8% in 2014. As a result, we achieved profitability in 2014, recording a profit of ¥2,004 million compared to a loss of ¥6,391 million in 2013.

Income Taxes and Recovery of Deferred Tax Assets

Our income tax expenses are comprised of current tax and deferred tax. Current tax is the expected tax payable or receivable on our taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustments to tax payable in respect of previous years.

We recognize deferred tax on temporary differences between the carrying value of an asset or liability for financial reporting purposes and the amounts used for taxation purposes. The deferred tax assets and deferred tax liabilities are calculated using the tax rates based on tax laws that have been enacted or substantively enacted by the end of the reporting period and the tax rates that are expected to apply to the period when the deferred tax asset is realized or the deferred tax liability is settled. Deferred tax assets are recognized for all deductible temporary differences, unused tax losses carried forward and unused tax credits carried forward to the extent that it is probable that taxable income will be available. The estimation of future taxable income is calculated based on business plans approved by our management, and it is based on our management’s subjective judgments and assumptions.

We believe that recognition of deferred tax assets is a significant accounting policy that requires our management’s estimates and assumptions regarding, among other things, the level of future taxable income, interpretation of the tax laws and tax planning. Changes in tax laws, projected levels of taxable income and tax planning could affect the effective tax rate and tax balances recorded by us in the future. As of March 31, 2016, we recorded deferred tax assets of ¥16,445 million and deferred tax liabilities of ¥1,711 million.

Impairment

Non-financial Assets

Non-current assets other than goodwill.  Non-current assets other than goodwill, such as property and equipment and intangible assets with definite lives, are assessed for indicators of impairment at the end of each reporting period. We evaluate both internal and external sources of information to assess whether impairment indicators exist. Some of the impairment indicators are evidence of obsolescence, significant adverse changes in the technological, market, economic or legal environment of the market in which we operate. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Likewise, the determination of the assets’ recoverable amounts involves the use of estimates by our management that can have a material impact on the respective values and ultimately the amount of any impairment. No impairment losses were recognized in 2013, 2014 and the first three months of 2016 as a result of testing our non-current assets other than goodwill for impairment, except for the impairment losses recognized for certain non-current assets held by LINE Vietnam Co., Ltd. (“LINE Vietnam”), our subsidiary in which we acquired a 95% voting interest from NAVER Corporation in August 2014. In 2015, impairment losses of ¥54 million were recognized for the full write-off of the MixRadio segment’s property and equipment. In addition, impairment losses of ¥709 million, ¥446 million and ¥218 million were recognized for the full write-off of the MixRadio segment’s software, music rights and other intangibles, respectively. Our MixRadio business was retrospectively classified as part of discontinued operations. See “— Major Components of Results of Operations — Profit (Loss) from Discontinued Operations, Net of Tax.” See Note 9 and Note 11 of the notes to our annual consolidated financial statements appearing elsewhere in this prospectus.

Goodwill.  As of March 31, 2016, we had ¥3,716 million of goodwill. The goodwill impairment test requires us to test at least annually and more frequently as indicators of impairment are identified. The goodwill impairment test requires us to exercise judgment and assess whether the carrying value of the cash-generating units to which goodwill has been allocated can be supported by the recoverable amount of such cash-generating units. The recoverable amount of a cash-generating unit is determined based on a value-in-use calculation that involves the use of estimates. The main assumptions used in the value-in-use calculation include the discount rate, terminal growth rate and expected future cash flow projections for a period of up to five years from financial budgets approved by our management. Cash flow projections after the planning period are extrapolated using terminal growth rates. Cash flow projections take into account past experience and represent our management’s best estimates. These assumptions are subject to significant adjustments from various factors including user trends, spending on marketing, technology infrastructure and competition.

In order to estimate the discount rate that reflects the time value of money and the risks specific to the cash-generating units, we have assumed a risk-free rate equal to one-month average market yields on 10-year Japanese government bonds at the date of performing the annual impairment test. We also incorporated a risk premium, such as a company specific premium and equity premium, in the discount rate. The terminal value growth rates, which are the long-term average inflation rates in Japan, take into consideration external macroeconomic data.

The key assumptions used in our value-in-use calculations are as follows:

For the year ended December 31,
2013		2014		2015
Pre-tax discount rate	Terminal growth rate	Pre-tax discount rate	Terminal growth rate	Pre-tax discount rate	Terminal growth rate
17.0%	1.9%	14.4%	1.3%	14.7%	1.4%

In validating the value-in-use determined for the cash-generating units, the sensitivity of key assumptions used in the discounted cash-flow model such as discount rates and the terminal growth rate was evaluated. No impairment losses were recognized in 2014 as a result of testing goodwill for impairment, as the recoverable amounts have considerably exceeded the carrying amounts of cash-generating units, and the outcomes of the impairment tests were not sensitive to reasonably likely changes in any of the assumptions underlying the cash flow projections used for the impairment tests or the discount rates in the periods presented for any cash-generating units. No impairment losses were recognized in 2013 as a result of testing goodwill for impairment, except for impairment losses of ¥40 million related to LINE Vietnam in 2013. In 2015, as a result of testing goodwill for impairment, we recognized impairment losses of ¥2,692 million, the total goodwill allocated to the MixRadio segment. See Note 12 of the notes to our annual consolidated financial statements and Note 14 of the notes to our interim condensed consolidated financial statements appearing elsewhere in this prospectus. We believe that determining the existence and impairment of goodwill is a critical accounting estimate because significant management judgment is involved in the evaluation of the value of goodwill, and any reasonably possible changes in the key assumptions on which the recoverable amount is based would cause a change in the recoverable amounts of goodwill.

Financial assets measured at amortized cost

With respect to our financial assets measured at amortized cost, we assess on a quarterly basis whether there is any objective evidence that financial assets are impaired. If there is any objective evidence, we recognize the difference between the carrying value of the asset and the present value of estimated future cash flows as an impairment loss. When we estimate the future cash flows, our management considers the probability of default, time of recovery and past trend of losses, and decides whether the actual loss, which reflects current economic and credit conditions, is more or less than past trends. We consider these estimates to be significant because any adjustments may significantly affect the amount of an impairment loss for the financial assets measured at amortized cost.

No impairment losses were recognized in 2013, 2014, 2015 and the first three months of 2016 as a result of testing our financial assets measured at amortized cost for impairment. Historically, our estimates and assumptions used to evaluate impairment of financial assets measured at amortized cost have been within expectations. However, unforeseen circumstances such as adverse market conditions that deviate significantly from our estimates may require us to recognize losses on impairment of financial assets measured at amortized cost.

Available-for-sale financial assets

For an investment in an equity security classified as an available-for-sale financial asset, we consider a significant or prolonged decline in its fair value below its cost to be objective evidence of impairment. The determination of fair value of the investment involves considering factors such as the stock prices of public companies in which we have an equity investment, current economic and market conditions, the operating performance of the companies and other company and industry specific information. No impairment losses were recognized in 2013 and 2014 as a result of testing our available-for-sale financial assets for impairment. In 2015, we recognized impairment loss of ¥1,790 million primarily as a result of a decline in stock price of gumi Inc., a mobile game developer and publisher listed on the Tokyo Stock Exchange. In the first three months of 2016, we recognized impairment loss of ¥264 million primarily as a result of a decline in stock price of gumi Inc., a mobile games developer listed on the Tokyo Stock Exchange.

Fair Value for Financial Instruments

We hold various financial instruments. Depending on the accounting treatment specific to each type of financial instrument, an estimate of fair value is required to record the instrument on our consolidated financial statements. Financial assets and financial liabilities held by us are measured at the following fair values:

•	quoted prices in active markets for identical assets or liabilities;

•	fair value calculated using observable inputs other than quoted prices for the assets or liabilities, either directly or indirectly; and

•	fair value calculated using valuation techniques incorporating unobservable inputs.

In particular, the fair value estimates using valuation techniques that incorporate unobservable inputs are based on the judgment and assumptions of our management, such as experience assumptions, and the use of specific numerical calculation models, such as discounted cash flow models. We base our fair value estimates on assumptions we believe to be reasonable, but which are unpredictable and inherently uncertain. The use of alternative estimates and assumptions could increase or decrease the estimated fair values of our investments and potentially impact our results of operations.

Provisions

We recognize asset retirement obligations related to assets leased under operating leases in our consolidated statement of financial position. These provisions are recognized based on our management’s best estimates of the expenses expected to be incurred for the restoration of the operating lease properties to the state as specified in the rental agreements upon termination of the operating leases. The estimation takes risks and uncertainty related to the obligations into account as of the fiscal year end date, and the estimates are evaluated on an annual basis.

We also record provision for the licensing royalty fees payable to third-party platform partners related to future redemption of virtual credits to purchase virtual items by our users. The provision is estimated using user trends, past experiences, and our management’s assumptions related to our business. Historically, our expenses have been within expectations and in line with the provision established. However, unforeseen circumstances such as adverse market conditions that deviate significantly from our estimates may require us to change the timing of our provisions or make additional provisions. In this case, our results of operations and financial condition could be materially and adversely affected.

Defined Benefit Plans

We offer employees in Korea, Taiwan and Thailand defined benefit plans. The specific features of these plans vary depending on the applicable laws and regulations in each country where the employees work. The majority of our defined benefit obligation consists of the unfunded defined benefits plans for employees of our subsidiaries located in Korea, including LINE Plus Corporation, LINE Play Corporation, LINE Biz Plus Corporation and LINE Friends Corporation. Such plans include lump sum payments and other post-employment benefits for the board of directors and employees with a service period of over one year. Expenses related to defined benefit plans were ¥252 million, ¥412 million, ¥1,106 million and ¥399 million in 2013, 2014, 2015 and the first three months of 2016, respectively, and we recorded liabilities for defined benefit obligations of ¥2,921 million, ¥5,495 million and ¥5,580 million as of December 31, 2014 and 2015 and March 31, 2016, respectively. The amount of expenses related to defined benefit plans increased in 2014 and 2015 primarily due to an increase in employees in Korea during such periods. The cost of the defined benefit plans and the present value of the obligations are determined using actuarial valuations. An actuarial valuation involves making various assumptions that are reviewed at each reporting date, including the determination of the discount rate and future salary increases.

We used the following assumptions to calculate our expenses related to defined benefit plans for the years indicated.

	December 31,
	2013	2014	2015
Discount rate	4.2%	3.0%	2.6%
Weighted average of future salary increases	11.5%	9.9% - 11.9%	9.5% - 14.4%

We determine the discount rate based on market returns of high-quality corporate bonds consistent with currencies and estimated payment terms applicable to the defined benefit obligations as of the reporting date in order to calculate present value of the defined benefit obligations. Estimated future salary increases are based on historical salary increases and expected future inflation rates. The plans expose us to actuarial risks, including interest rate risk, salary increase risk and longevity risk. Due to the complexities involved in the valuation and its long-term nature, defined benefit obligations are highly sensitive to changes in these assumptions. If the discount rate or rate of future salary increases had been 100 basis points higher or lower with all other variables held constant, the impact on our defined benefit obligations for 2015 would have been as follows:

	For the year ended December 31, 2015
	Discount rate		Salary increase rate
	100 basis points increase	100 basis points decrease	100 basis points increase	100 basis points decrease
	(in millions of yen)
Impact on defined benefit obligations	¥(520)	¥615	¥546	¥(477)

Recently Issued Accounting Standards

The IASB issued IFRS 15 Revenue from Contracts with Customers for recognizing revenue. IFRS 15 establishes a five-step model that will apply to revenue earned from a contract with a customer, regardless of the type of revenue transaction or the industry with limited exceptions. In addition to the five-step model, the standard specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. If those costs are expected to be recovered, they can be capitalized and subsequently amortized and tested for impairment. IFRS 15 also applies to the recognition and measurement of gains and losses on the sale of some non-financial assets that are not an output of an entity’s ordinary activities, such as sales of property, plant and equipment or intangibles. Either a full retrospective application or a modified retrospective application is required for annual periods beginning on or after January 1, 2018. Early adoption is permitted under IFRS. The modified approach will allow the standard to be applied to existing contracts beginning with the current period. No restatement of the comparative periods will be required under this approach, as long as comparative disclosures about the current period’s revenues under existing IFRS are included. We have determined not to early adopt IFRS 15, and we are currently assessing the impact of IFRS 15’s adoption.

For a discussion of additional new standards, interpretations and amendments to IFRS, see Note 3(28) of the notes to our annual consolidated financial statements and Note 3 of the notes to our interim condensed consolidated financial statements appearing elsewhere in this prospectus.

BUSINESS

Our Mission and Vision

Our mission is “Closing the Distance” by bringing people closer to each other as well as to a wide variety of information and services.

Our vision is to become the “smart portal” through which users can access the people, information, services, companies and brands that they choose, from anywhere they are and anytime they need to.

Overview

We are a leading global platform for mobile messaging and communication services, content distribution and advertising. Our mobile messaging application, which is the foundation of our LINE platform and operates on all major mobile operating systems, enables our users to communicate through free instant messaging and voice and video calls and serves as a smart portal to our other applications and services. We provide users with access to a wide range of social and interactive content and services that satisfy our users’ individual needs for access to information and entertainment such as mobile games and music through our “content platform,” as well as O2O services such as payment services and job posting, restaurant reservation and taxi booking services through our “life platform.” We believe that the integration on our LINE platform of content and services offers our users a convenient way to connect and have fun with their family and friends, explore and share their interests and satisfy their daily needs with greater ease, which we believe enriches the user experience and ultimately contributes to higher user loyalty.

Since the introduction of our mobile messaging application in Japan in June 2011, LINE has grown into a global platform with users in more than 230 countries and a strong user base in Asia. Our active user base has grown to 218 million MAUs globally in March 2016, with 152 million MAUs located in our four largest markets of Japan, Taiwan, Thailand and Indonesia. We strive to localize our services to take into account cultural differences and user needs, and we currently provide our services in 19 languages. According to App Annie, LINE was the fourth largest application publisher globally for the two years ended March 31, 2016, based on the number of downloads from the Social Networking category on iOS App Store and Social and Communication categories on Google Play, combined. We believe the scale and growth of our global user base provide us with powerful network effects, whereby LINE becomes more valuable to users, driving further user growth and engagement as well as attracting more advertisers and platform partners.

At the heart of our platform is the LINE mobile messaging application, which enables users to communicate with family, friends and other people they care about.

•	We address people’s basic communication needs. We focus on serving users’ everyday communication needs by supplying easy-to-use tools, including chat, voice call and video call, with reliable and secure connectivity wherever they are. In March 2016, our users exchanged an average of 20.4 billion messages per day and our average DAUs represented approximately 61.4% of our MAUs globally and 73.0% of our MAUs in our four largest markets of Japan, Taiwan, Thailand and Indonesia, indicating that our services are already a meaningful part of the daily lives of many of our users.

•	We enable closed and real relationship-based communication. We believe that the most rewarding and lasting forms of expression are those involving private, two-way exchanges between people with real relationships, which enhance intimacy and security. Our users can connect with other users they know by directly adding them as friends on LINE or by importing their mobile contact list into LINE. We believe that closer, intimate relationships are integral to the broader social web of activity, representing a more meaningful and influential subset of social networks.

•	We make communication more enriching and expressive. We are a pioneer in the creation and design of Stickers, our larger and more expressive version of emoticons. Users can express their emotions or actions by sending a single Sticker instead of a thread of plain text. We believe that Stickers have made communication both more convenient and more enriching. Our users in aggregate sent an average of 389 million Stickers per day in March 2016.

Our user engagement is driven by such communication being coupled with activities that are an indispensable part of users’ daily lives. LINE has evolved into an extensive platform that provides not only the ability to communicate but also access to a wide range of localized entertainment content and lifestyle services, such as games, video, music, camera and news applications through our content platform as well as O2O services through our life platform, offering our users richer experiences. With an increasing amount of activity on the internet being conducted through mobile applications, we believe that LINE provides a fast, versatile and user-friendly platform for the discovery of content and services in the mobile era. Our broad array of mobile services, combined with our large and highly engaged user base, gives us unique opportunities to offer greater personalization in terms of the service and content offerings by introducing a range of application settings.

We believe that our user base provides attractive marketing opportunities for our advertisers. We provide a variety of targeted and interactive marketing solutions that enable advertisers to promote their brands and amplify their visibility and reach. We offer a wide variety of “messenger ads” or user-initiated advertising solutions that are offered through the LINE messaging application, such as Official Accounts, Sponsored Stickers and LINE Point Ads, allowing advertisers to direct their efforts and communication in a more targeted manner. We also offer impression-based “performance ads” such as Timeline Ads and other advertisements that utilize our various communication and content offerings, allowing advertisers to effectively reach a larger number of LINE users. Our performance ads have become our fastest growing advertisement products.

We generate revenues in a variety of ways and from various participants active on the LINE platform. Our revenues are primarily generated from games, Stickers and advertising services on the LINE platform, as well as from advertising on our web portals. We generated revenues of ¥39,586 million in 2013, ¥86,366 million in 2014, ¥120,406 million in 2015 and ¥33,456 million in the first three months of 2016. For the two years ended March 31, 2016, according to App Annie, LINE ranked as the world’s largest mobile publisher based on non-game gross revenue from iOS App Store and Google Play, combined. Our approach in each market is to build a large user base through our LINE messaging application, promote user engagement and introduce and enhance entertainment and other content and services, all of which lead to greater monetization opportunities and enhanced media value for our advertising business. We are also exploring opportunities and partnerships to further expand the reach of our LINE platform and have introduced our own payment service, LINE Pay, in Japan, Taiwan and Thailand.

Our User Base

Since its launch in Japan in June 2011, our LINE messaging service has attracted users from around the world. Today, we believe LINE is the leading mobile messaging application in Japan, Taiwan and Thailand in terms of numbers of users, and we have gained substantial numbers of users in other parts of Asia, including Indonesia, Hong Kong, Singapore, Malaysia and Myanmar. In recent quarters, we focused our marketing efforts on our key countries as a part of our increased emphasis on monetization in markets where we have achieved leading market positions, which has led to an increase in our MAUs in our four key countries of Japan, Taiwan, Thailand and Indonesia as well as overall MAUs. We plan to continue to focus on areas in which we enjoy competitive advantages and to allocate resources effectively.

According to App Annie, for the three months ended March 31, 2016, our LINE messaging application was the largest mobile application in Japan, Taiwan and Thailand in terms of MAUs both on iOS App Store and on Google Play, and the second and third largest mobile application in Indonesia on iOS App Store and Google Play, respectively. In September 2015 our LINE messaging application had the largest share of the total time spent on smartphones in Japan, accounting for 10.4% of the total time spent on all mobile phone applications during the month, according to data released by Nielsen in November 2015.

Source: Nielsen Mobile NetView Sep. 2015

Our Value Proposition for Our Users

Communicate with people you know in real life.  We provide free mobile communication tools that allow our users to connect with their friends, family and others that they care about in a private and intimate way. We believe that our messaging application ultimately deepens their relationships and further enriches the user experience.

Choose the way you communicate.  Our users can send instant messages to, or chat with, a friend while watching TV, call their colleagues while traveling on business, or enjoy video calls with their family members who are residing overseas. We also provide other means of more open communication, as well as communication with non-LINE users. Our Timeline provides users with open access to, and the ability to share, a broad range of content with other users, and our low-cost VoIP service allows users to place calls to mobile and fixed phone lines, regardless of whether the recipient is a LINE user.

Know that you have been heard.  Our messaging tool provides the sender with confirmation whether their message has been read, and recipients are notified and reminded of unread messages specifically directed to them. We believe that this functionality increases the probability of achieving two-way communication.

Be creative and expressive.  We continue to be a pioneer and leader in the creation and design of Stickers. Users are able to colorfully express their emotions in the form of a single Sticker, which depicts LINE-developed characters or third-party characters or celebrities, such as Hello Kitty, Disney characters and Taylor Swift. We also invite users to participate in the creative process by designing and distributing their own Stickers through our Creators Market service, which in turn further amplifies the power of user-generated content. As of March 31, 2016, there were 259,499 Sticker sets available for download on the LINE platform.

Discover attractive content.  Our content platform introduces users to a host of highly appealing, localized content to enrich their daily lives, including games, news, music, video and more. Fundamental to the quality and appeal of our content are our in-house artistic design capabilities and their appeal to local culture and tastes. The LINE characters we have created, such as Brown the Bear and Cony the Rabbit, are widely recognized within Japan, Taiwan, Thailand and Korea and are receiving increasing recognition in other regions of the world. In particular, our LINE Friends characters have recently become popular in China and Hong Kong, where we have established retail stores to leverage their popularity. We also design our Stickers to appeal to people with a wide range of interests.

Share the fun.  Users on our platform can share mobile games and other applications that they enjoy with their friends directly through a chat or by posting on their Timelines. For example, our users can see how their scores compare against their friends’ scores on their favorite games and send each other in-game purchased virtual items or pictures taken and decorated with Stickers on our camera application. Our LINE Music service enables users to share songs with their friends or add songs to their Timelines, bringing interaction to an otherwise isolated activity. We believe that sharing fun experiences with friends helps to create even more fun, ultimately making users’ mobile experiences more engaging.

Enjoy one-stop access.  Users are able to satisfy many of their mobile needs through our life platform, which provides seamless access and navigation across a wide range of applications and services that we provide. Through our smart portal, users in Japan, for example, are able to book taxis, make restaurant reservations, check job postings, get tailored news updates, purchase and read comic books and make individual and group calls. We believe that utilization of the LINE messaging application as a smart portal to the applications and services we offer on our life platform serves as an easy and convenient one-stop navigation path for mobile users.

Our Value Proposition for Our Advertisers and Business Partners

Large user base and high level of engagement.  Our platform provides a powerful medium through which advertisers can reach our large user base, thereby amplifying their visibility. By integrating our advertising products with our messaging application, we allow advertisers to benefit from the high level of user engagement driven by communication, which has become indispensable to many people’s daily lives.

Impactful and targeted reach.  We offer advertisers a variety of ways to connect with our users. We offer opt-in products, such as Official Accounts, Sponsored Stickers, LINE@ and LINE Point Ads, which we call “messenger ads,” that allow advertisers to engage only those users who have voluntarily initiated such engagement, such as by adding an advertiser as a LINE friend. We believe that this allows the advertiser to direct their efforts in a more targeted manner and therefore increases the probability of reaching a receptive and engaged audience, which in turn generates a higher return on investment. For example, advertisers can attach coupons to their messages, making it more convenient for the customer to pull up these coupons on their mobile devices at the store and ultimately more likely for the advertiser to achieve O2O sales. In addition to these user-initiated advertising products, we offer targeted native mobile advertising across our content products such as Timeline, LINE News and LINE Live, which we call “performance ads” and which do not require users to opt in, allowing advertisers to effectively reach a larger number of LINE users. In addition, LINE Point Ads allow users to earn LINE Points by viewing video commercials, downloading mobile applications or adding certain Official Accounts as a LINE friend, for example, and have become a powerful marketing tool as users are increasingly able to redeem LINE Points for Stickers or vouchers that can then be used at retail locations such as Starbucks and Lawson convenience stores in Japan.

Business solutions.  The LINE platform provides business partners with solutions beyond simply an advertising medium. For example, Business Connect allows businesses to develop customized applications that can be offered on the LINE platform, and LINE@ enables SMEs to communicate with customers through LINE chat messages. We focus on developing new opportunities for our business partners to leverage the LINE platform and our user base.

Our Value Proposition for Our Platform Partners

Real relationship-based social distribution.  Content providers on our platform, such as application developers, not only are able to utilize our social distribution platform, but also benefit from our real relationship-based user base to maximize their distribution efforts. For example, our users can invite their friends to enjoy a game they have played or send friends virtual items they have purchased. We believe that real relationship-based sharing of experiences enhances the legitimacy of user recommendations and amplifies the benefits of network effects.

Direct sales platform.  Our content platform functions as a direct publishing platform for various content, including games, video, music and online comic books. Third-party game developers and other content providers can sell their products directly on our LINE platform to achieve immediate monetization, which has contributed to LINE becoming a leading game publisher, as well as non-games content publisher, on iOS App Store and Google Play.

Proven distribution channel of scale.  We provide content providers with access to our large and highly engaged global user base. Third-party content developers who conduct business on our LINE platform are also able to maximize the benefits of our continued expansion. For example, we distribute and maintain a line-up of quality games that are enjoyed by millions of users globally. As of March 31, 2016, our games exceeded a combined 654 million downloads, including 14 games that exceeded 10 million downloads each.

Online to Offline Integration.  Our life platform provides traditionally offline service providers, such as taxi booking services, beauty salons, travel agencies and restaurants, the ability to appeal to more LINE users by offering aspects of their services online, increasing user engagement and convenience.

Our Market Opportunity

The mobile internet industry continues to grow rapidly, with an increasing shift in mobile internet usage to social communications, entertainment and e-commerce. We believe that this presents an attractive market opportunity on which to focus our growth strategies.

Mobile Internet Opportunity

According to data released by Ovum in March 2016, mobile phone connections were projected to reach 7.2 billion globally as of December 31, 2015 and are expected to grow to 8.5 billion as of December 31, 2020. Advances in wireless technology, the build-out of network infrastructure and lower costs are facilitating the availability and adoption of high speed mobile data services globally. 3G and 4G connections are projected to grow from 3.6 billion as of December 31, 2015 to 7.4 billion as of December 31, 2020. A significant majority of the incremental connections are expected to be in the developing Asia-Pacific and Africa regions.

Global Mobile Phone Connections and 3G and 4G Connections (Estimated):

	As of December 31,
	Total Mobile Phone Connections		3G & 4G Connections
	2015	2020	2015	2020
	(in millions)
Asia-Pacific	3,816	4,465	1,701	3,843
Western Europe	500	518	397	508
United States and Canada	378	434	357	432
Other Americas	713	792	383	696
Eastern Europe	496	527	287	495
Africa	971	1,332	233	1,027
Middle East	370	428	193	365

Global	7,243	8,495	3,551	7,365

Source: Ovum

The mobile internet industry has experienced rapid growth driven by the proliferation of mobile devices such as smartphones and tablets and the popularity of applications available on these devices. According to the Worldwide New Media Market Model released by IDC in April 2016, global mobile internet users were estimated to reach 1.9 billion as of December 31, 2015 and are projected to reach 3.0 billion as of December 31, 2020.

Source: IDC

Mobile Messaging and Social Networking Opportunity

Mobile messaging and social networking are some of the most frequent activities of mobile internet users as they have emerged as a new means of connecting people online. For the two years ended March 31, 2016, according to App Annie, mobile messaging applications constituted four of the top ten applications excluding games based on the number of downloads from iOS App Store and Google Play, combined; two of the remaining six were social networking applications.

Advertising Market Opportunity

Digital advertising accounted for 20.1% of the total advertising market in Japan in 2015, which was lower than the corresponding percentages in each of the United States, China, the United Kingdom and Germany, according to IDC.

Source: IDC

From 2015 to 2020, the digital advertising markets in Taiwan, Thailand and Indonesia are projected to grow from $0.5 billion to $0.7 billion, from $0.3 billion to $0.5 billion and from $0.4 billion to $1.0 billion, respectively, according to IDC.

Mobile messaging and social networking platforms enable advertisers to execute highly targeted marketing initiatives and therefore are well-positioned to capture a greater share of mobile advertising spending. Personal relationships, frequent communications and interest-based activity on these platforms allow advertisers to target specific audiences. User activity patterns and users’ interest profiles can be analyzed on a real-time basis to improve the efficacy of advertising placements. To the extent that users access a broad variety of content and services via a single smart portal, the opportunities for optimization of the user experience and improved targeting of advertisements increase.

The global mobile advertising market is projected to increase from $47.6 billion in 2015 to $173.6 billion in 2020 and the Asian mobile advertising market is projected to increase from $13.5 billion in 2015 to $55.6 billion in 2020 with the Japanese mobile advertising market projected to increase from $2.8 billion in 2015 to $5.3 billion in 2020, according to data released by IDC in April 2016.

Source: IDC

Content Market Opportunity

We believe that people are increasingly using mobile content to enrich their interpersonal relationships and social experiences. Social and interactive features of such content introduce powerful virality to attract and retain users.

Consumer spending on paid content on mobile devices globally is projected to increase from $75.6 billion in 2015 to $256.0 billion in 2020, according to data released by IDC in April 2016.

(1)	Includes audio, video, online games, e-books and downloaded applications or software and others.

Source: IDC

Stickers (also referred to as “stamps” in certain markets) have become an increasingly popular feature available on many mobile messaging applications. The larger variety and higher quality of images that can be designed in the form of stickers, compared to the traditional smiley-face emoticons, provide a more entertaining chat experience. Highly appealing stickers help attract users and enhance user engagement. Messaging applications typically provide a basic set of free stickers and sell premium sets of stickers that incorporate characters licensed from, or designed by, third-party copyright owners.

Mobile messaging and social networking applications serve as natural marketing and distribution channels for mobile games, generating stable high-volume user traffic and facilitating growth by providing an attractive game-play environment. Mobile messaging and social networking platforms enhance user interaction and increase user loyalty through social functions such as user rankings, competitions and in-game virtual item exchanges. In addition, high quality mobile games benefit platforms by helping to attract and retain users, enhance user engagement, enrich platform content and increase user loyalty. Mobile games typically monetize through in-game purchases of virtual items. As smartphones become ever more central to people’s lives, mobile messaging and social networking platforms are becoming major channels for distributing and sharing a wide range of content, including music, videos, news and user reviews.

Our business benefits from the size and the growth of the content market in our four key countries of Japan, Taiwan, Thailand and Indonesia. According to App Annie, Japan was the world’s largest market in terms of the amount of revenue on iOS App Store and Google Play in 2015, combined. According to IDC, from 2015 to 2020, consumer spending on paid content on mobile devices is expected to grow at a CAGR of 3.3%, 16.4% and 29.9%, from $5.2 billion to $6.1 billion, from $2.6 billion to $5.5 billion and from $2.7 billion to $10.0 billion in Taiwan, Thailand and Indonesia, respectively.

Our Strategies

LINE has become the leading smart portal in Japan. We aim to replicate the success we have had in Japan in other strategic markets, with a particular focus on Asia, while continuing to deepen and expand our already strong position in Japan. The key elements of our strategy to grow our business include:

Continue to Grow Our User Base and Enhance User Engagement

We aim to continue to grow our user base with a strategic focus on Asia and markets where we believe we are uniquely positioned to attract new smartphone users and build a leading position. We aim to penetrate targeted markets by introducing localized services and products that appeal to the cultural tastes and differentiated demands of each region. In our largest market of Japan, we plan to commence operations as an MVNO in order to promote the use of smartphones in Japan and further increase our potential user base.

In markets where we have established substantial brand recognition and competitive market positioning, we focus on expanding our offerings to attract and increase the loyalty of our users and to make LINE an integral part of their daily lives.

We strive to offer services and products that users find useful, reliable and entertaining, in order to enrich the user experience and encourage engagement. We believe that the social and interactive features of our services and products are integral to achieving high levels of user engagement, and continue to develop services and products designed to allow users a broad range of expression and opportunities for interaction. We also continue to introduce a wide range of localized content and services that further encourage users to integrate LINE into their daily lives. For example, LINE Live, a real-time video streaming service, and LINE TV, an on-demand video service, provide information and entertainment catered to each region, and LINE Pay and LINE Points, our mobile payment service and rewards programs, enable users to further converge their online and offline activities using our platform.

Expand and Improve Our Platform for Users and Content Providers

Our LINE platform integrates mobile messaging services with a wide range of social and interactive content. We intend to build upon our strength in mobile messaging services to develop and broaden our spectrum of content offerings on our LINE platform as well as integrate offline services in order to further enrich the user experience. For example, we offer a variety of LINE Games, which are popular among casual game players, and plan to expand our game portfolio to include more immersive role-playing games in order to broaden our appeal to diverse user groups. We are also enabling more cross-application interactions, such as posting LINE Music tracks to a user’s Timeline and sending in-game items from LINE Games to other users. In addition to serving as a portal to other content, our LINE messaging application encourages closer, intimate relationships through free instant messaging combined with the use of fun, expressive Stickers.

Offer a Differentiated Marketing Platform for Advertisers

We continue to enhance and broaden the range of our advertising services and products in order to enhance the appeal of LINE as an advertising platform and ultimately attract more advertisers. We intend to strengthen our ability to utilize data analytics and other technologies in order to provide more targeted and interactive advertising solutions that enable advertisers to best promote their brands and products and amplify their visibility and reach. For example, we recently introduced Timeline Ads to allow advertisers to reach a larger number of LINE users by posting advertisements on users’ Timelines, and implemented a new advertisement distribution system based on Hike, a smartphone native advertising platform that utilizes demographic and interest based targeting and real-time bidding to optimize online advertising inventory.

We intend to attract additional business partners by introducing new and more comprehensive business solutions, such as Business Connect and LINE@, that help business partners integrate their online and offline advertising to better reach and communicate with customers. For larger businesses, we plan to launch our Official Web App designed to seamlessly incorporate their existing web services with LINE and to allow them to connect with our users with greater ease through automatic login and personalized push notifications. For example, customers will be able to quickly access businesses through Official Web App and complete transactions through LINE Pay and earn LINE Points or receive customer support through chat, all without having to fill out separate web service registration forms or leaving the LINE messaging application. For SMEs, which may have limited or no web service capability, we plan to launch our SME Partnership Program, which is designed to help SMEs achieve better results by engaging with LINE users through aggregation services they already use. For example, customers will be able to check reviews and wait times and make reservations at local restaurants, have food delivered, receive exclusive coupons from retail stores or find the nearest hair salon from within the LINE messaging application, and SMEs will be able to provide better and more responsive services to their customers, leading to higher engagement and interaction. Businesses will also be able to utilize our application programming interface to automate responses to common inquiries, freeing up employees to offer more personalized attention for complex inquiries. We expect our business partners to benefit from the increased flow of users to these accounts, which we also expect will contribute to the retention of users within the LINE messaging application.

Further Monetize Our User Base and User Traffic

We constantly explore and pursue new opportunities to monetize our user base. We focus our monetization and underlying marketing efforts on markets and regions where we have achieved a leading position. Our strategy also entails selective choice of monetization timing and methods. We intend to enhance and develop our content offerings and marketing solutions designed to capture increased monetization opportunities across our platforms.

Pursue Strategic Investments and Alliances

To develop and expand an ecosystem around our LINE platform, we intend to pursue strategic investments, acquisitions and alliances, in order to grow our user base and engagement, and to introduce complementary services and products outside of our current content offerings. We also plan to selectively partner with leading content providers and service providers where such partnership would enable us to deliver a range of high-quality services through our LINE platform, leveraging our brand recognition and strong positioning as the leading messaging application in our key markets. For example, we have established a joint venture with transcosmos inc., an outsourcing service provider in Japan, to offer our business accounts customer support solutions utilizing one-to-one LINE chats. Through our acquisition in February 2016 of a 50.5% interest in M.T. Burn, we recently introduced a new advertisement distribution system based on Hike, a native mobile advertising platform in Japan operated by M.T. Burn. In Thailand, we recently partnered with BSS Holdings, provider of Rabbit smart cards for mass transit systems and offline e-payment at retail stores, to launch Rabbit LINE Pay.

Our Global Footprint and Expansion

In June 2011, we launched the LINE messaging application to the public in Japan, followed by launches in other Asian countries. We initially focused on building our user base in Japan, but shortly afterwards began to actively conduct marketing efforts in other parts of Asia, where we believed there was significant market potential based on the relatively low level of smartphone penetration and relatively large population size. Today, we believe LINE is the leading mobile messaging application in Japan, Taiwan and Thailand in terms of number of users, and we have obtained substantial numbers of users in other parts of Asia, including Indonesia, Hong Kong, Singapore, Malaysia and Myanmar.

We have achieved this growth through active marketing of LINE as well as customizing our content offerings to suit local preferences and needs. We believe the scale and growth of our user base in many countries provide us with powerful network effects, whereby LINE becomes more valuable with more users and creates additional incentives for existing users to encourage new users to join and to stay connected to their circle of friends. We benefit from such network effects where more activity on LINE leads to the creation and distribution of more content, which in turn attracts more users, platform partners and advertisers. We will continue to invest in new products and services and enhancements to our existing products and services, with the goal of further expanding our user base and increasing user engagement.

LINE Platform

We offer a simple, easy-to-use mobile messaging application as well as access to a wide range of social and interactive content on the LINE platform, which enable our users to share their interests and have fun with their friends.

Communication and Content

Communication

LINE enables our users to enjoy free instant messaging and voice and video calls with each other using their mobile devices (including smartphones and tablets) or personal computers through mobile networks and internet service providers as well as low-cost VoIP services for domestic and international calls to mobile and fixed-line phone users globally.

Our messaging application and related products and services offered on the LINE platform provide our users with a convenient and fun communication experience and include the following:

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Messaging.  LINE provides messaging services for a closed network of users who can select other users with whom they want to connect as “friends.” New friends can be added through inclusion of new contact information in a user’s mobile phone address book, searching for another user’s LINE identification in our database, invitation by email or text messaging, scanning QR codes or, if physically adjacent, shaking users’ smartphones simultaneously. The LINE messaging application can be downloaded for free onto various mobile operating systems (including Apple iOS, Google Android, Windows Mobile and BlackBerry) and personal computers using Windows or Mac OS operating systems. Our users can send free one-to-one text and voice messages to their friends using data services provided by their mobile network carriers or over the internet. Users can also send images and videos and share their location information using the messaging service. LINE also offers group chat functions, through which users can create or join groups to exchange text and voice messages and share images and videos with multiple friends in the group.

•	Stickers. While using the LINE messaging application, users can add emotional nuance and personalize their text messages by including Stickers, which are colorful icons depicting actions or expressions of our proprietary characters (such as Cony the Rabbit and Brown the Bear), characters from popular animation or manga created by third parties (such as Sanrio’s Hello Kitty and Disney characters), and real life celebrities and athletes (such as Maroon 5). We introduced animated Stickers in June 2014 and sound Stickers in April 2015 as a way to allow users to further personalize their messages and better express themselves. We continually look for new and innovative ways to let our users express themselves, including by releasing new and diverse Stickers on a regular basis. For example, we released new Pop-Up Stickers that fill up the entire chat screen in June 2016.

Users can place Stickers in a message to add fun, flair and color to a conversation. Our Stickers are typically offered in a set of 24 or 40 images relating to a particular theme or character. A majority of the Sticker sets may be downloaded for ¥240 per set in Japan and at comparable prices elsewhere, while certain promotional Stickers are offered for free.

Our selection of Stickers varies by country depending on a number of factors, including local preferences, timely events and licensing arrangements for third-party copyrighted characters. The designs for our Stickers are often customized to reflect local culture and tastes.

We also launched Creators Market in April 2014. Users can design their own Stickers and offer them on Creators Market through LINE Store, our web store accessible from mobile devices and personal computers. After a review process and subject to our approval, users may sell their self-designed Stickers to other LINE users and use them on the LINE messaging application. We do not charge users a fee to offer their Stickers on Creators Market. Stickers sold on Creators Market are typically offered for sale in Japan for ¥120 per set of 40 Stickers and at comparable prices elsewhere. For Stickers sold on Creators Market, the designer receives half of the balance of sales proceeds after deducting fees charged by payment processors, as license fees. We believe that Creators Market enables us to diversify our selection of Stickers that reflect local culture and tastes and further promote the usage of Stickers generally. As of March 31, 2016, we had registered creators from 171 countries.

•	Timeline. Our Timeline service, which users access through the LINE messaging application, enables users to share their day-to-day experiences within the closed circle of people whom they choose as their friends. Each user has a profile screen allowing text, Stickers, images and videos and other activity to be posted to express themselves and to share with friends. Each user’s Timeline displays that user’s posts as well as posts by their friends and other interesting content that the user chooses, with the most recent posts appearing at the top of the Timeline. Our Timeline is designed to be simple and easy to view, and each post displays only the user profile, limited lines of text and any image or video included in the post. Users can choose the friends with whom they share their posts and whose posts they receive on their Timelines. Friends who see a user’s Timeline post can post their replies or press the “like” button to acknowledge the post. Users can also share music on their Timelines by streaming music from LINE Music, our on-demand music subscription service. In March 2016, 53 million of our MAUs in Japan accessed their Timelines.

•	Themes. Our users can customize the look of the LINE messaging application on their devices by downloading “Themes” that feature LINE and third-party licensed characters. Themes are used to decorate their start up screen, friends list, chat rooms, menu buttons and other displays. Themes may generally be downloaded for ¥360 per set in Japan and at comparable prices elsewhere, while certain Themes are offered for free. In April 2016, we began allowing users to design their own Themes and offer them on Creators Market. Similar to Stickers offered on Creators Market, after a review process and subject to our approval, users may sell their self-designed Themes to other LINE users and use them on the LINE messaging application. We do not charge users a fee to offer their Themes on Creators Market. Themes sold on Creators Market are typically offered for sale in Japan for ¥360 per Theme and at comparable prices elsewhere. For Themes sold on Creators Market, the designer receives half of the balance of sales proceeds after deducting fees charged by payment processors, as license fees.

•	Free Call. Our users can make free one-on-one domestic or international voice calls and video calls to other LINE users worldwide who are registered as their friends on LINE and are using Apple iOS or Google Android smartphones or personal computers using Windows or Mac OS operating systems. In March 2016, we introduced a free group call feature which allows up to 200 users to participate in simultaneous voice calls through the LINE messaging application.

•	LINE Out (VoIP). In March 2014, we launched the LINE Out service, which provides a low-cost VoIP service that enables users to make domestic or international voice calls using the LINE messaging application to mobile and fixed-line phone users globally, regardless of the telecommunications network used by the recipient of the call and regardless of whether the recipient is a LINE user. We do not charge our users any initial setup fee, and users pay in advance for the minutes to be spent making calls by making an in-app purchase of minutes or purchasing minutes on LINE Store. As of March 31, 2016, users with mobile phone numbers registered in any one of 22 countries, including Japan, Thailand, Malaysia, Mexico, the United States and Spain, can use LINE Out to make phone calls to countries around the world.

Content

LINE serves as a content platform for various other applications for our users, thereby offering users a wide range of entertainment and other useful and interactive tools. Such applications include:

•	LINE Games. We offer various games on the LINE platform. Unlike standalone games not offered on a broader platform, LINE Games enable users to invite their LINE friends to download games that they enjoy playing. This, along with a game score ranking system that displays scores of the player’s LINE friends, encourages our users to connect with their friends through our games and to help them build and enhance their relationships. All LINE Games are initially downloadable for free, typically with options to buy in-game items, such as extra lives or “boosters” that enhance the user’s performance level, or to upgrade game versions.

Typically, LINE Games are highly social by nature and simple to play. Our portfolio of games includes puzzle games (such as LINE Bubble 2, LINE Disney TsumTsum and LINE Pokopoko), adventure games (such as LINE Rangers) and board games (such as LINE Get Rich). We have also begun to expand our game portfolio into role-playing games, with the launch of games in select markets beginning in June 2015, to attract and engage more users. LINE Games are typically time-restricted and assign specific goals for the users to achieve, and users are encouraged to earn different awards that reflect their progress. Some awards are earned by advancing in the game while others require users to purchase in-game virtual currencies, such as “rubies” and “diamonds,” to use to earn awards. Users’ game scores are ranked and shared among their circle of LINE friends, and users can interact with friends by sending in-game items to one another.

We actively maintain the quality of games introduced on the LINE platform to promote an engaging experience for our users and enhance their overall satisfaction with LINE. We launched a total of 23 new games in 2015 and as of March 31, 2016, we offered 56 games on the LINE platform in Japan, of which 6 games were developed by us and the remainder were developed by third-party game developers. To grow our inventory of high-quality games, we continually seek to enhance our in-house game development capability as well as pursue a variety of partnerships, including in the form of equity investments in game developers. For more information on our game investments, see “— LINE Platform — Communication and Content — Others — Start-up Investments.” In many cases, we publish our game offerings in different languages, and as of March 31, 2016, we offered games in over 10 languages. In the past, we published most of the games developed by third-party game developers in the markets we serve on a non-exclusive basis. However, our general policy when offering new games on the LINE platform is to enter into new contractual arrangements with third-party game developers to become the exclusive distributor of their games in a particular market. Based on revenues, games are currently the most popular third-party applications that are used on the LINE platform.

Over 654 million downloads of individual LINE Games have been made on a global basis as of March 31, 2016. The selection of game titles and pricing of in-game purchase items vary by country subject to local preferences and licensing arrangements for third party-owned intellectual property, and we adjust our portfolio of games from time to time to meet our users’ evolving preferences. Games are popular among mobile game players and there were 31 million MAUs of LINE Games in March 2016. For the two years ended March 31, 2016, according to App Annie, LINE ranked as the world’s sixth largest mobile publisher based on gross game revenue from iOS App Store and Google Play game revenue.

•	Other Applications. We also offer a wide range of non-game applications on the LINE platform to enhance our user experience.

LINE Play is our virtual community that enables users to design their own avatars, or graphic identities that users select to represent themselves on screen, write and exchange diaries with other users’ avatars, visit other users’ avatar rooms and chat with other users who share common interests. Community members can also play interactive games with other users. Users may purchase in-app items to dress up their avatars or decorate their avatar rooms. Unlike our LINE messaging service, LINE Play is designed as an open social network where users can communicate freely with other LINE users who are not their LINE friends.

LINE News is our personalized news-clipping service application that provides users with relevant real-time news stories based on the topics that users are most interested in, such as entertainment, sports, politics, economy, gourmet and fashion. As of March 31, 2016, LINE News provided content sourced from 57 publishers. LINE News is also integrated into users’ Timelines and sends updates to users through push notifications, which allows seamless access to interesting and important news throughout the day without the need to leave the LINE messaging application. In addition, users can share interesting articles on their Timelines or with their friends through direct messages allowing for vibrant discussions. LINE News is currently available to our users in Japan, Taiwan, Thailand and Indonesia and was accessed by users on over 19 million mobile devices in March 2016.

LINE Live, released in December 2015, is a real-time streaming service that allows users to access live streaming personal videos or commercial events, such as concerts and sporting events, provided by artists, celebrities and corporate sponsors. LINE Live is currently available to our users in Japan and was viewed by over 9.3 million users in March 2016.

LINE TV, released in February 2015, is our on-demand video service that allows users to select and watch videos from diversified channels that offer an array of localized content. LINE TV is currently available to our users in Taiwan and Thailand and was accessed by users on over 17 million mobile devices and personal computers in March 2016.

LINE Manga is our online comic book store that enables users to purchase and download from a selection of over 100,000 comic book titles as of March 31, 2016, read comic books on mobile devices and organize purchased titles on a virtual bookshelf. Users can also recommend comic books to their friends and share links to such comic books on their Timelines. LINE Manga is currently available in Japan and Taiwan.

LINE Music is our on-demand music subscription service that enables users to purchase and stream songs from a catalogue of over 15 million songs as of March 31, 2016, create playlists of their favorite music, send music or playlists directly to friends on the LINE chat screen or share music with friends by streaming it on their Timelines. LINE Music was launched in Thailand in May 2015 through local partnerships and in Japan in June 2015 by LINE Music Corporation, a joint venture with Sony Music Entertainment, Universal Music Group and Avex Digital Inc. in which we have a 33.4% interest as of March 31, 2016. We introduced paid subscription plans in both Japan and Thailand in the second quarter of 2015.

B612 is our “selfie” camera application that enables our users to express themselves through self-portraits customized through a wide variety of filters and effects and to share the portraits through the LINE messaging application or other social network services. Since its release in August 2014, B612 has been downloaded approximately 160 million times as of March 31, 2016 and was accessed by users on over 64 million mobile devices in March 2016.

Examples of other applications offered on the LINE platform to further enhance user experience include the following:

Application	Description

Fortune	Fortune-telling service

LINE Camera	Camera application that enables users to edit, enhance and decorate photos and share them with friends through the LINE messaging application or other social network services

LINE Part-time Job	Part-time job posting service provided through AUBE, Ltd., a joint venture with Intelligence Holdings, Ltd. in which we hold a 49.0% interest

LINE Blog	Blogging platform designed to foster greater interaction between celebrities and their fans

LINE Gourmet	Restaurant reservation service that allows users to make reservations at over 45,000 restaurants in Japan through the LINE messaging application

LINE Gift	A social gifting service that allows our users to purchase and send gifts to their LINE friends without a delivery address or phone number or organize groups of LINE friends to spread the cost of gifts for special occasions

LINE Flashsale	Flash sale service that offers items with limited inventory at a discounted price and during a limited period

LINE Taxi	Taxi application for use in select areas in Japan that enables users to call taxis directly from the LINE messaging application and pay fares through LINE Pay

Weather	Weather forecast service

For a discussion on how payments by users are shared among us, our platform partners and payment processing service providers, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Major Components of Results of Operations.”

Others

•	LINE Friends. We engage in character marketing using internally-designed LINE characters such as Cony the Rabbit and Brown the Bear, primarily to promote our brand and appeal and further expand our user base. LINE characters have initially gained popularity through Stickers and LINE Games that feature them, and we sell official LINE merchandise, such as plush toys, action figures, stationery goods, clothes, tableware and limited-edition collaboration items, at LINE Friends stores. As of March 31, 2016, we had a total of 18 LINE Friends stores located in Korea, China, Taiwan, Japan and Hong Kong. LINE Friends merchandise is also available through online stores, accessible in Japan, Korea and China. From time to time, we operate pop-up stores in various markets for fixed durations. We plan to continue to expand the number of retail stores and pop-up stores in key markets in Asia. In addition, we license our proprietary LINE characters to third parties for production and sale of various LINE-related merchandise. For example, we have partnered with Universal Studios Japan to release special edition Stickers in commemoration of the 15th year anniversary of the theme park, as well as with AirAsia to feature LINE colors and characters on one of their airplanes in conjunction with travel and other promotions. We believe such licensing and other partnerships contribute to building our brand awareness and recognition.

•

LINE Mobile. We plan to enter into a partnership with a company in the NTT group in order to commence operations as an MVNO and provide stable and affordably priced plans in Japan by using the infrastructure and communication system of NTT Docomo, a leading Japanese mobile phone service provider. Individual smartphone ownership in Japan was estimated to be 56.9% of total population as of September 2015 according to data released by MM Research Institute, and we aim to promote the use of smartphones in Japan through our MVNO service, thereby increasing our potential user base. In March 2016, we announced the launch of the LINE Mobile MVNO service planned for the second half of 2016.

•	Start-up Investments. We operate three investment funds, in order to incubate start-up companies that would help further enhance the content offerings on our LINE platform. Through these funds we invest in companies and service providers that we belive can enhance the LINE platform by further adding convenience and value to our users, such as those focused on Japanese game content and game development, as well as O2O, e-commerce, payment, media and entertainment, both inside and outside of Japan. The combined target capitalization of our three funds is ¥20 billion and as of March 31, 2016, we have committed approximately ¥6,082 million.

In July 2015, we created LINE NAVER Game Partnership, a joint venture with NAVER Corporation in which we own 66.7% and NAVER Corporation owns 33.3%, in order to invest in the competitive Korean game content development market. Under the terms of the joint venture agreement, all contributions and any distributions are made on a pro rata basis. As of March 31, 2016, LINE NAVER Game Partnership made investments totaling ¥29 million.

Advertising Products and Services

LINE Advertising

LINE offers targeted and interactive marketing products and services that enable advertisers of various sizes to promote their brands, products and services, amplify their visibility, better target their reach and enhance their advertising message by leveraging our user base. Advertisers can choose to subscribe to one product or service or multiple products or services that are bundled as a package. We have a sales force that is dedicated to attracting and retaining advertising customers and providing support to them throughout various stages of their campaigns, and our direct sales activities are supplemented by utilization of third-party advertising agencies. Advertisements and promotional messages can be instantly delivered to our users because they are displayed on our users’ smartphone screens through the LINE messaging application on a real-time basis. We are expanding our efforts to provide advertisers with tools to allow them to better leverage our database to target their customer reach. For example, in February 2016, we acquired a 50.5% interest in M.T. Burn, operator of a native mobile advertising platform in Japan, to strengthen and grow our advertising platform. Revenues from our advertising products and services consist primarily of the following:

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Official Accounts.  Official Accounts are LINE user accounts created for large-scale businesses and celebrities with followers that enable them to send messages directly to LINE users who have added them as a LINE friend. Once added as a LINE friend, such Official Account holder is displayed together with the users’ other LINE friends, and the users are instantly alerted of messages through push notifications on their smartphones, as would be the case with any other messages from their LINE friends. Official Accounts enable business enterprises to reach LINE users around the world who are interested in their business, products or services by notifying such users of their latest products and services as well as distributing coupons and promotional information. Since LINE is primarily used on mobile devices, we believe that Official Accounts bring promotional information to users’ attention more quickly and efficiently than personal computer-based advertisements. Celebrities can also promote themselves and their latest works, such as movies and music albums, by connecting with their fans through their Official Accounts. We also provide ongoing consulting services to advertisers regarding their use of Official Accounts. We offer initial subscription to Official Accounts for a duration of 4 weeks, 8 weeks or 12 weeks and charge a monthly fee based on the contract period and the numbers of messages to be sent to users and updates to be posted on Timelines. Contracts may be renewed for a minimum period of three months, and monthly fees for renewed contracts vary depending on the number of users who have added such Official Accounts as their LINE friends. In certain jurisdictions, we also charge a flat one-time registration fee. As of March 31, 2016, we had 228 paid Official Accounts outstanding in Japan and 212 paid Official Accounts outstanding in other countries.

•	Sponsored Stickers. Our advertisers can offer “Sponsored Stickers” to LINE users to promote their brands, products and services. We work with advertisers to design sets of Sponsored Stickers, which often feature the advertisers’ proprietary characters, and offer them in sets of 8 or 16 Stickers. Sponsored Stickers are available globally and typically downloadable during a period of 4 weeks for free by users who add the sponsor as their LINE friend. We charge the advertisers fees based on the number of Sponsored Stickers offered by them as well as a Sticker design fee. Advertisers can add special features to their Sponsored Stickers, such as “Must-View Stickers,” a feature that allows users who watch certain videos to download a special set of Stickers, and “Direct Stickers,” a feature that allows advertisers to invite users to download Stickers through LINE messages. Advertisers may also add an advertisement on our virtual Sticker shop on the LINE platform for an additional fee.

•	LINE Point Ads. We offer “LINE Point Ads” to our advertisers which allow our users to receive LINE Points for free upon downloading certain applications, watching certain video commercials created by our advertisers or adding certain Official Accounts as a LINE friend. LINE Points can be used as virtual currency to purchase products offered on the LINE messaging application, such as Stickers. In addition, users can redeem LINE Points for vouchers that can then be used at retail locations such as Starbucks and Lawson convenience stores in Japan. We offer LINE Points through LINE Point Ads as a means of promoting advertisers’ applications, products or services because they encourage initial downloading of applications or viewing of their commercials and lead to greater exposure to LINE users. We charge advertisers a fixed fee per specific action taken by our users. Prior to April 25, 2016, LINE Point Ads was referred to as free LINE Coins and as of the same date, all previously issued free LINE Coins were converted to LINE Points. See “—Payment Mechanism for Our Users.”

•	Sponsored Themes. We introduced “Sponsored Themes” in March 2015 to offer our advertisers more ways to promote their brands, products and services to LINE users. Similar to Sponsored Stickers, Sponsored Themes often feature the advertisers’ proprietary characters and are typically downloadable during a period of four weeks for free and can be used for up to 180 days. We charge the advertisers fixed listing fees as well as a Theme design fee.

•	LINE@. Our business users can create their own official accounts using our LINE@ application and send messages to, or post announcements on the Timelines of, other users who have added such LINE@ accounts as LINE friends, as well as respond to inquiries from other users on the LINE@ chat screen. For a monthly fee, users with LINE@ accounts can send more messages per month as well as image-based messages containing links to external websites. As of March 31, 2016, we had over 697,000 LINE@ accounts in Japan and over 1.6 million LINE@ accounts in other countries.

•	Business Connect. Business Connect provides our business partners with a set of tools, application programming interfaces and embeddable widgets that they can use to build customized applications that can be offered on the LINE platform, such as sales platforms, marketing tools and customer relationship management solutions.

•	Timeline Ads. Our advertisers can post advertisements on Timelines to reach our users. Such advertisements may include links to external corporate websites, promotions of application downloads or branding campaigns featuring video clips. We charge advertisers a fixed fee per Timeline Ad.

•	Content-based Advertisements. We recently introduced an advertising platform that leverages Hike and utilizes our various content offerings such as LINE News, LINE Blog, LINE Live and LINE TV that are accessible on the LINE platform. Through these content-based advertisements, we have begun to offer our advertisers a way to effectively reach our users across a number of LINE applications and services and achieve enhanced targeting.

Portal Advertising

In addition to advertising on our LINE platform, we also offer advertising services on both mobile devices and personal computers through the following portals that we operate:

•	livedoor. livedoor is a Japanese web portal that brings together information from a wide variety of sources and provides related services such as web search, news, weather and entertainment content and blog hosting. livedoor is one of the largest blogging service providers in Japan and had approximately 8.8 billion monthly page views in March 2016.

•	Matome. We provide a personal web curation platform in Japan called Matome that enables individual users to create web pages that bundle images, links and videos under a specific topic. Such pages help viewers to see information collected from various sources sorted by topic that reflect the curating user’s perspectives and experiences on a specific topic. In March 2016, Matome had approximately 2.4 billion monthly page views.

We typically sell advertising space on these portals and their mobile applications through advertising networks such as Google and Yahoo Japan and through other brokers. From time to time, we also sell advertising space directly to advertisers.

Payment Mechanism for Our Users

Users of LINE and other applications offered on the LINE platform purchase products such as Stickers, in-game items or other in-app items primarily through the payment processing systems established by Google Play for Android-based smartphones and Apple App Store for iOS-based smartphones, for which such payment processing systems charge transaction fees based on a fixed percentage of the price paid by users. In addition, users of iOS- and Android-based smartphones may use LINE Coins as virtual credits for purchase of products and services on the LINE platform. Users may acquire LINE Coins, either by purchasing LINE Coins through their respective payment systems or converting their LINE Points into LINE Coins. We supplement such payment options with LINE Store, our web store accessible from mobile devices and personal computers, where users in Japan, Taiwan, Thailand and Indonesia have the option to pay with prepaid cards or credit cards or through direct mobile billing that adds the purchase amount to their monthly phone bill.

As part of our efforts to diversify payment options available for LINE users, in December 2014, we launched LINE Pay, our mobile payment service application, on both iOS and Android operating systems. LINE Pay allows our users to register their credit cards and make payments, regardless of their mobile carrier. LINE Pay is in its initial stage and such credit card payments can only be made on LINE Store and a number of select online partner retail stores. This credit card payment component is generally available in any country where our users are able to make purchases on their credit cards. Our users in Japan, Thailand and Taiwan can also make payments, remit funds to each other or withdraw cash from certain banks within their respective countries through LINE Pay by linking their accounts at select banks in their respective countries or, in the case of users in Japan and Taiwan, adding money to their LINE Pay accounts from convenience stores or ATMs or through internet banking. In addition to making online payments, users in Thailand are able to use LINE Pay to make purchases at over 140 offline retailers. We plan to expand the scope of LINE Pay by selectively incorporating it to our applications and exploring local partnership and joint venture opportunities in order to increase the convenience of our users. In Thailand, we have entered into an agreement with BSS Holdings, provider of Rabbit smart cards for mass transit and retail customers, to launch “Rabbit LINE Pay” service in Thailand and set up a local joint venture for this purpose. Through our partnership with JCB Co., Ltd., a leading Japanese credit card company, we have begun to offer LINE Pay Card, our JCB-branded prepaid debit card, to LINE users in Japan. Once a user adds money to his LINE Pay account he can use his LINE Pay Card for purchases both online and offline, which gives the user the ability to use LINE Pay at over 29 million merchants worldwide that accept JCB cards as of September 2015. To further promote the use of LINE Pay, we have recently introduced our LINE Points reward program, which allows users to earn points that they can add to their LINE Pay balance, redeem for purchases at LINE Store and online LINE Friends stores or convert to LINE Coins for further redemption on our LINE platform. LINE Pay Card users can also earn LINE Points equal to 2.0% of amounts spent.

Building and Maintaining User Trust

We strive to create products and services that are safe, secure and easy to use. We dedicate significant resources to the goal of building user trust through developing and implementing programs designed to protect user privacy, promote a safe online environment and assure the security of user data.

Privacy and Sharing

People come to LINE to communicate and share their experience with friends. Protecting user privacy is a critical consideration in our product and service development process. Our objective is to give users control over what they share and with whom they share. Our efforts regarding user privacy are fundamental to our business and are focused on assuring control, transparency and accountability as follows:

•	Control. We believe that by providing our users with clear and easy-to-use controls, we will continue to promote trust in our products and services. We have introduced various personal information control tools and techniques. For example, a user can choose whether other users can search for his or her account and select the scope of the audience for his or her Timeline postings.

•	Transparency. Our privacy policy relates to our data use practices and privacy features. We also offer a number of tools and features that make disclosure to users on how their information is used on the LINE platform. Our application settings feature enables users to view each of the applications they have chosen to use, the information generally needed by each application, and the audience with whom users have chosen to share their experiences. We believe that our transparency efforts enable users to make more informed decisions about their activities on the LINE platform.

•	Accountability. We have implemented procedural safeguards as part of our privacy program. These include employing a dedicated team of privacy professionals who are involved in product development from design through launch, conducting ongoing review and monitoring of the way data is handled by existing features and applications and implementing systemic data security practices.

Safety

We generally design our products and services to include safety tools. To communicate directly with other LINE users, each user has the option to register a “LINE ID” to allow other users to find such user through a LINE ID search. Each user may choose whether his or her account is visible to other users’ LINE ID searches. We also cooperate regularly with mobile network providers and educators as well as law enforcement officers to promote proper and legal use of the LINE platform.

Security

We invest in technology, processes and people as part of our commitment to safeguarding our users’ personal information. We use both third-party developed and proprietary technologies to protect our users, including an intrusion detection system to protect the data entrusted to us, and we rely on multiple layers of network segregation using firewalls to protect against attacks or unauthorized access. Our security team actively scans for security vulnerabilities using commercial tools, penetration tests, code security reviews and internal and external audits. Our internal policy is to rigidly implement protective measures to safeguard user information, and we have acquired international certifications in both information security and privacy.

Sales and Marketing

The LINE user community has grown with users inviting their personal contacts to connect with them, supported by our internal efforts to stimulate user awareness and interest, such as advertising and marketing campaigns on television and the internet. As we continue to increase our global footprint, we engage in active advertising and promotional campaigns to build our brand and further expand our user base.

We utilize television commercials and internet and mobile advertising as well as product placements in television shows, often targeting younger generation users. Primarily to increase our brand recognition, we continue to expand the numbers of retail stores and fixed-duration pop-up stores in various markets where shoppers can purchase official LINE merchandise or take photographs with LINE character mascots. We have partnered with Shogakukan-Shueisha Productions Co., Ltd. of Japan to publish cartoons that feature LINE characters such as Cony the Rabbit and Brown the Bear. We also engage in promotional events and sales of the LINE characters through our LINE Friends stores. Our marketing expenses were ¥17,202 million in 2013, ¥18,069 million in 2014, ¥16,596 million in 2015 and ¥2,307 million in the first three months of 2016, excluding personnel-related costs of our marketing staff. While we believe that our ability to grow through network effects associated with the LINE platform will be fundamental to our growth in global markets, we expect to continue to invest significantly in marketing and promotional activities to further promote such growth.

We also focus on attracting and retaining advertisers. In Japan, we operate a dedicated sales force focused on providing support to advertisers throughout the stages of the advertising campaign cycle, from pre-purchase decision making to post-campaign analytics. For example, LINE Business Partners Corporation, our wholly-owned subsidiary, focuses on sales and operations of our key advertising products such as Official Accounts. Our direct sales activities are supplemented by third-party agencies that primarily assist with attracting large businesses that may be interested in creating Official Accounts, as well as application developers that may be interested in marketing their applications. We also invest in customer support for our users, platform partners and advertisers, and we regularly host conferences and other events to promote our products and services to platform partners and advertisers. Outside of Japan, we engage in global sales and marketing activities through LINE Plus Corporation. LINE Plus Corporation has a subsidiary in each of the United States, Taiwan, Thailand, China and Vietnam, which is responsible for the regional sales and marketing of LINE products. In addition, LINE Plus Corporation operates a sales office in each of Malaysia, Indonesia, Spain, Hong Kong, Dubai, Mexico and Colombia. LINE Plus Corporation develops marketing strategies for potential advertisers and regularly works with third-party agencies to promote advertising opportunities with LINE.

Technology

We have assembled a team of highly skilled engineers and computer scientists whose expertise spans a broad range of technical areas. We have made significant investments in scalable infrastructure to support large-scale, real-time messaging systems, data management and analysis technologies and voice and video call quality solutions.

Scalable Infrastructure to Support Large-Scale, Real-Time Messaging Systems

Our products and services are built on distributed computing architecture. We use a combination of off-the-shelf and custom software running on clusters of commodity computers to amass substantial computing capability. We intend to continue to develop server infrastructure that is operationally efficient, scalable and reliable, which is designed to do the following:

•	adapt to meet the needs from increasing user base growth and activities on our platform through decentralized data networks;

•	improve the functionality of servers through automated server management technology, thereby reducing the cost and improving operational agility;

•	automatically detect and respond to errors in our infrastructure components, including application servers, storage infrastructure and system networks; and

•	maintain reliable redundant systems for our infrastructure components in Japan and abroad to reduce the possibility of service interruptions.

Our infrastructure enables the storage and processing of large datasets and deployment of our products to our users on a global basis. As our user base grows and the level of engagement and activities on our platform continues to increase, we will continue to expand our computing infrastructure to sustain and further improve our operating efficiency and to provide our products and services quickly and reliably to all users around the world. Our core messaging system enables real-time processing of a large amount of user traffic and serves as the basis for our LINE platform operations by delivering messages as well as other content generated from LINE Games and other applications offered on the LINE platform on a real-time basis.

Data Management and Analytics Technologies

In order to provide each user with a personalized LINE experience, we process and analyze a vast and growing amount of content shared by our users, developers and advertisers. Accordingly, we have invested in developing technologies and analytics in areas including the following:

•	a storage infrastructure that enables us to securely store hundreds of petabytes of data generated by our users;

•	increased storage capacity for more efficient data distribution;

•	a high-volume business intelligence system that enables large scale data analysis; and

•	a data warehouse infrastructure that provides tools to enable easy data summarization, ad hoc querying and analysis of large datasets.

Voice and Video Call Quality Solutions

We believe that audio and video quality is critical to the enjoyment of the LINE experience, and we have made significant engineering and development efforts to improve our audio and video quality. Key areas of our investments include the following:

•	proprietary audio and video communications technology that can reliably process millions of calls on a daily basis and group calls of up to 200 people at a time; and

•	high performance codec and data transmission technologies and routing algorithms to improve overall call quality and user experience.

Game Development and Publishing Technologies

In order to continue to develop and publish successful games, we have invested in developing technologies designed to allow us to monetize games through in-game purchases, while providing players with an exciting experience. Areas of investment include:

•	ability to conduct large-scale user data analysis during game play; and

•	client/server technology designed to allow simultaneous, secure, fast and stable game play by users around the world.

Advertising Platform

We offer advertisers a powerful medium through which they can reach our large user base in a targeted manner using our array of advertising products. We intend to continue to offer effective advertising products by developing technologies that deliver:

•	real-time rich-text notifications; and

•	systems to better analyze user preferences and content consumption patterns in order to provide more personalized advertisements allowing advertisers to effectively manage their advertising budgets.

Intellectual Property

Our success depends in part on our ability to protect our core technology and intellectual property. To establish and protect our proprietary rights, we rely on a combination of patents, trademarks, copyrights, trade secrets (including know-how), license agreements, confidentiality procedures, non-disclosure agreements with third parties, employee disclosure and invention assignment agreements, and other contractual and implicit rights worldwide. We also enter into confidentiality and invention assignment agreements with our employees, contractors and platform partners, and we control access to our proprietary technology and information. Despite our efforts to protect our proprietary technology and information through these efforts, unauthorized parties may still copy or otherwise obtain and misuse our intellectual property.

As of March 31, 2016, we had 44 issued patents and 73 filed patent applications in the United States, 40 issued patents and 75 filed patent applications in Japan and 28 issued patents and 139 filed patent applications in other countries primarily relating to social networking, user interface, telecommunications, image processing, web technologies and infrastructure technologies. We cannot predict whether any of our pending patent applications will result in the issuance of a patent or whether the examination process will require us to narrow our claims. In addition, any of our patents may be contested, circumvented or found unenforceable or invalid, and we may not be able to prevent third parties from infringing them. We also pursue registrations of copyrights, domain names, designs, trademarks and service marks in Japan and elsewhere where we deem appropriate. As of March 31, 2016, we had 174 registered trademarks and service marks and 21 trademark and service mark applications in Japan and 245 registered trademarks and service marks in other countries. As with patents, we may not be able to prevent third parties from infringing or misappropriating our copyrights, domain names, designs, trademarks and service marks. While most of the intellectual property we use is developed by us, from time to time we acquire certain rights to proprietary intellectual property from third parties.

Companies in the internet, technology, telecommunications and media industries own large numbers of patents, copyrights, trademarks, and trade secrets and frequently enter into litigation based on allegations of infringement, misappropriation or other violations of intellectual property or other rights. From time to time, we face, and we expect to face in the future, allegations that we have infringed the patents, trademarks, copyrights, trade secrets and other intellectual property rights of third parties, including our competitors and non-practicing entities. These infringement, data misappropriation, tort and other intellectual property issues apply to myriad third-party rights and contents material to our business, and we seek, but cannot guarantee, extensive licenses to such requisite third-party rights. As we face increasing competition and as our business grows, we will likely face more claims of infringement.

Competition

We compete against various companies to attract and engage users, some of which have greater financial resources and substantially larger user bases. We face direct competition from other mobile messaging service providers such as Facebook’s WhatsApp and Messenger, Tencent’s WeChat, Telegram Messenger and Blackberry Messenger, as well as mobile messaging services for specific operating platforms, such as Apple’s iMessage. We also face significant competition in almost every aspect of our business, including from companies such as Facebook, Google, Twitter and Yahoo Japan, which offer a variety of social network services and products as well as online advertising services.

We face competition from game companies, mobile telecommunications companies, e-commerce companies, music streaming companies and other internet-related companies that offer products and services that may compete with specific features of the LINE messaging service or other applications that we offer. We also compete with traditional and online media businesses for a share of advertisers’ budgets and in the development of tools and systems for managing and optimizing advertising campaigns. As we introduce new products and our existing products evolve, or as other companies introduce new products and services, we may become subject to additional competition.

The key areas in which we compete include:

•	Users and User Engagement. We compete to attract and retain users. We believe that our ability to compete effectively for users depends on many factors, including the utility, ease of use, performance and reliability of our products and services; price; the amount, quality and timeliness of content generated by our users; our ability to establish and maintain relationships with platform partners; and our reputation and the strength of our brand. We also compete to attract and retain developers to build compelling games and other applications offered on the LINE platform, primarily based on size and composition of our user base, and our ability to drive traffic to developers’ applications.

•	Advertising. A significant portion of our revenue is generated from the sale of advertising services, and we face significant competition for advertiser spending. We believe that our ability to compete effectively for advertiser spending depends on many factors, including the size and composition of our user base; the effectiveness of our advertising targeting capabilities; the timing and market acceptance of our advertising services; our marketing and selling efforts; and the return our advertisers expect to receive from our advertising services.

•	Personnel. We experience significant competition for highly skilled personnel, including senior management, engineers, designers and product managers. Our growth strategy depends in part on our ability to retain our existing personnel and recruit highly skilled employees. Competition for highly skilled personnel is intense, particularly in Japan where our headquarters is located, and we compete for qualified personnel with online and mobile businesses, other companies in the technology industry and traditional media businesses. We believe that our ability to compete effectively for highly skilled personnel depends on many factors, including a work environment that encourages independence, creativity and innovation; opportunities to work on challenging, meaningful and important products; and compensation.

Properties

As of March 31, 2016, we had ¥9,974 million of property and equipment, which primarily consisted of our servers and networking equipment and land in Fukuoka, Japan. On May 31, 2016, we entered into an agreement to sell the Fukuoka property to Kyushu Railway Company for approximately ¥5,050 million, with closing of the sale scheduled for June 29, 2016. We expect to recognize a pre-tax gain on the sale of approximately ¥2,461 million. As of March 31, 2016, we leased office facilities in Japan and other countries, including Korea, the United States, Singapore, Taiwan, Thailand and Vietnam, including approximately 118,000 square feet for our corporate headquarters in Tokyo, Japan. We plan to relocate our head offices to a new location within Tokyo in 2017.

Employees

Our employees are critical to our success. We seek employees who are motivated to develop new products and services for our rapidly growing user base around the world as well as for our platform partners and advertisers. A vast majority of our new hires have prior experience in the internet or mobile services or related industries, and we strive to hire and retain employees with diverse backgrounds in addition to relevant work experience in order to achieve our objective to continue to grow globally.

On a consolidated basis, we had 2,537, 2,454, 1,783 and 1,060 full-time employees as of March 31, 2016 and December 31, 2015, 2014 and 2013, respectively. From time to time, we also employ contract-based employees to enhance operational efficiency. The following table sets forth a breakdown of our full-time employees by location as of March 31, 2016:

Location	Number of full-time employees(1)
Japan	1,107
Outside Japan	1,430

Total	2,537

Compensation for our full-time employees consists of a combination of annual base salary, bonuses and share-based compensation. We also provide a wide range of benefits to our employees. We believe our compensation and benefit plans are competitive within our industry. Our employees are not unionized, and we consider our current relations with our employees to be good.

Legal Proceedings

We are involved in, and may in the future be involved in, legal proceedings, claims and government investigations in the ordinary course of business. In addition to the foregoing and the intellectual property risks discussed above, the nature of our business exposes us to claims related to defamation, rights of publicity and privacy and personal injury torts resulting from information that is published or made available on the LINE platform. This risk is enhanced in certain jurisdictions outside Japan where our protection from liability for content published on our platform by third parties may be unclear and where we may be less protected under local laws than we are in Japan. Our licenses and best practices may not reduce or eliminate such risks.

The Payment Services Act requires entities that engage in business activities involving advance payments from customers using prepaid payment instruments, such as virtual currencies, to set aside for such customers amounts covering at least 50% of the total amount of the unused amounts or credits represented by such instruments issued as of the end of either the first or third quarter of any year (if such total amount is more than ¥10 million), either by making a deposit or by entering into guarantee or trust agreements, as well as to refund any remaining balance of virtual currencies issued if those entities stop selling such virtual currencies. We are registered with the Director of the KLFB as an issuer of prepaid payment instruments. During the first half of 2016, the KLFB conducted an inspection of our business as an issuer of prepaid payment instruments and issued a notice of inspection results on May 16, 2016. Following the determination that one of our in-game items, for which we had not made a deposit or entered into a guarantee or trust agreement, would be deemed a prepaid payment instrument, on May 24, 2016 we entered into an additional guarantee agreement for ¥12.6 billion with an annual guarantee fee rate of 0.1% to comply with the Payment Services Act requirement, which resulted in an additional annual guarantee expense of ¥12.6 million. We are in the process of reviewing all of our in-game items that may potentially be deemed prepaid payment instruments, and accordingly, it may become necessary to enter into additional arrangements to comply with the Payment Services Act requirement in connection with any such in-game items. While we intend to enter into additional guarantee agreements to meet any additional deposit requirements, entering into additional guarantee agreements will require us to pay guarantee fees equal to the contractual amount times a guarantee fee rate, and there is no assurance that we will be able to enter into additional guarantee agreements on favorable terms when required, or at all. Any failure to enter into contractual arrangements on terms satisfactory to us when required may adversely affect our business, financial condition, results of operations and/or reputation. See “Regulation — Payment Services Regulation.”

Between December 2015 and May 2016, Uniloc USA, Inc. and Uniloc Luxembourg S.A. filed 16 patent infringement lawsuits related to systems and methods for initiating conference calls against at least 16 instant messaging service providers and telecommunications equipment and solution providers, including us, in the U.S. District Court for the Eastern District of Texas. The complaint seeks unspecified monetary damages, costs and injunctive relief against us. This litigation is still in its early stages and the final outcome, including our liability, if any, with respect to Uniloc’s claims, is uncertain. We intend to vigorously defend against this lawsuit.

The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, negative publicity and other factors. We do not believe that it is more likely than not that the final outcome of the legal proceedings, claims and government investigations in which we are involved will have a material adverse effect on our business, financial condition or operating results.

REGULATION

We are subject to a number of Japanese and other foreign laws and regulations that affect companies conducting business on the internet, many of which are still evolving and being, or have not yet been, tested in courts, and could be interpreted in ways that could harm our business. These may involve user privacy, rights of publicity, data protection, telecommunications, liability of providers of online services for activities of their users and other third parties, content, intellectual property, distribution, electronic contracts and other communications, competition, protection of minors, consumer protection, taxation and online payment services. Because our services are accessible worldwide in a variety of countries, certain jurisdictions may claim that we are required to comply with their laws, including even jurisdictions where we have no local entity, employees or infrastructure.

Regulations regarding Privacy and Protection of Personal Information and User Data

We are subject to laws and regulations, as well as pending legislative and regulatory proposals, regarding privacy and protection of user data and personal information, which could affect us in many jurisdictions throughout the world. The application and interpretation of these and other similar international laws and regulations concerning data protection and personal information is often uncertain, particularly in the new and rapidly evolving industry in which we operate, and in certain countries where the scope and interpretation of such laws and their application to the internet is in a state of flux. There is a risk that such laws may be interpreted and applied in conflicting ways in different states, countries, or regions, and in a manner that is not consistent with our current data protection practices. There also may be limited precedent in certain jurisdictions with regard to enforcement or interpretation of these laws.

In Japan, the Act on the Protection of Personal Information and its related guidelines impose various requirements on businesses, including us, that use databases containing personal information. Under this Act, we are required to lawfully use personal information we have obtained within the purpose of use we have specified and take appropriate measures to maintain security of such information. We are also restricted from providing personal information to third parties. An amendment to this Act was enacted in September 2015 and is expected to be fully enforced within two years. This amendment includes establishment of a new regulatory authority and introduction of new regulation on handling of anonymous personal data and transfer of personal information to foreign countries.

Privacy Policies

We post a privacy policy and terms of service with our applications, in which we describe our practices concerning the use, processing and disclosure of user data. Any failure by us to comply with our posted privacy policy or privacy related laws and regulations could result in proceedings against us by governmental authorities or others, which could harm our business. Our compliance with our privacy policy may be subject to regulation by governmental agencies in various jurisdictions. For example, the U.S. Federal Trade Commission may bring enforcement actions against unfair and deceptive trade practices, including the violation of privacy policies, and European authorities may take actions against violations of privacy policies as well.

Regulations of Telecommunications and Portal Businesses

The Telecommunications Business Act of Japan (the “Telecommunications Business Act”) generally requires that those who plan to provide telecommunications services be registered as telecommunications business operators. However, as long as the scale of the telecommunications circuit facilities to be installed for the telecommunication services and the scope of service area to be covered do not exceed certain thresholds set forth in an ordinance of the Ministry of Internal Affairs and Communications of Japan, or fall within a certain category of radio facilities, submission of a notice to the Minister of Internal Affairs and Communications of Japan, rather than registration, is required. We believe that our facilities and services do not exceed such thresholds, and we are subject to notification requirements. While we expect to launch our MVNO service in the second half of 2016, we believe that our facilities and services still would not exceed the relevant thresholds, and we will remain subject only to notification requirements. Although it is not expressly clear, we believe that our telecommunications service related to LINE Out is not subject to the Telecommunications Business Act since it is provided by LINE Plus Corporation, an overseas entity.

As a telecommunications business operator, we are prohibited from acquiring, using without permission, or leaking private communications (including, but not limited to, the contents of communications, the dates and places of the communications, the names and addresses, telephone numbers and IP addresses). The Telecommunications Business Act also requires a telecommunications business operator to, among other things, provide its service in a fair manner and, in certain emergency situations such as a natural disaster, prioritize important public communications. If, among other things, the acquisition, use without permission or leakage of private communications occurs or is not appropriately prevented in connection with the operation of the telecommunications business, a telecommunications business operator does not satisfy the foregoing requirements, or its business operation is otherwise inappropriate or unreasonable, such telecommunications business operator may be subjected to administrative or criminal sanctions.

The Provider Liability Limitation Act of Japan regulates a provider of communications services (the “specified communications services provider”) that circulates electronic information publicly through the internet, and our portal services are subject to such regulations. While this act limits the scope of liability of a specified telecommunications services provider that will be incurred when anyone’s rights are infringed upon as a result of the circulation of electronic information in connection with its communications services, it requires a specified communications services provider to disclose certain information related to those who engage in such infringement.

Payment Services Regulations

The Payment Services Act regulates prepaid payment instruments such as the prepaid cards and virtual currencies that we sell in Japan. Because we issue such prepaid instruments, we must comply with certain requirements, including an obligation to deposit or enter into certain guarantee or trust agreements for at least 50% of the total amount of unused amounts or credits represented by the instruments issued as of the end of either the first or third quarter of any year, if such total amount is more than ¥10 million; an obligation to refund any remaining amount of money or virtual currencies if we stop selling prepaid cards or virtual currencies, and general restrictions on refunds in other situations; and an obligation to secure any private information obtained in connection with our prepaid cards and virtual currencies. We may be subjected to administrative or criminal sanctions if we fail to fulfill such obligations.

We must also register with the director of the competent local finance bureau of the Ministry of Finance if our prepaid payment instruments can be used to purchase goods or services that are offered not only by ourselves or other closely related parties, including our affiliates, but also by third parties. We issue such instruments, and we are registered with the Director of the KLFB. The Director is authorized to issue a business improvement order or business suspension order, or cancel our registration if we fail to comply with such regulations.

The Payment Services Act also regulates funds transfer services. As our service allows our users to remit funds to each other or withdraw or deposit cash at convenience stores, ATMs or through internet banking, in each case up to ¥1 million, by linking their accounts at select banks, we are required to register and have registered with the Director of the KLFB. We must also comply with certain other requirements, including an obligation to deposit or enter into certain credit guarantee or trust agreements for the greater of ¥10 million or the full amount of our outstanding obligations as service provider payable to transferees in Japan plus the costs associated with exercise of their rights as creditors of our funds transfer service. The Director of the KLFB is authorized to issue a business improvement order, a business suspension order or cancel our registration if we fail to comply with such regulations.

Various laws and regulations in the United States, such as the Bank Secrecy Act, the Dodd-Frank Act, the USA Patriot Act, and the Credit Card Act, impose certain anti-money laundering requirements on companies that are financial institutions or that provide financial products and services. Under these laws and regulations, financial institutions are broadly defined to include money services businesses such as money transmitters, check cashers, and sellers or issuers of stored value. Requirements imposed on financial institutions under these laws include customer identification and verification programs, record retention policies and procedures and transaction reporting. We do not believe that we are a financial institution subject to these laws and regulations. However, it is possible that payments and other transactions on the LINE platform could deem us a financial institution subject to applicable U.S., state or foreign regulations.

Regulations on Advertising

The Premiums and Representations Act of Japan stipulates the restricted methods and means of various advertisements, representations and sales promotions, in a broad sense. When we advertise our products or services, such as games, on the internet, we must provide appropriate information under this Act, so as not to mislead our users.

In addition, regulations promulgated under the Premiums and Representations Act of Japan prohibit the inclusion in our games of certain mechanisms that are considered to excessively promote in-game purchases. These mechanisms typically feature a system in which users may pay for the chance to win an in-game item by random selection from different items, with certain combinations of items won providing users with special premium in-game items.

Regulations to Protect Minors

The Act on Establishment of Enhanced Environment for Youths’ Safe and Secure Internet Use of Japan regulates an administrator of servers publicly accessible through the internet (the “specified server administrator”), aiming to protect youths under the age of eighteen. Under this act, if the specified server administrator learns of any situation where harmful information that materially impairs the sound growth of youths has been provided, or it makes such information available to the public through the internet by the use of its servers, it will be required to make efforts to take measures to prevent youths from accessing such information. The specified server administrator is also required to make efforts to establish a system to receive information or inquiries from the public regarding any harmful information it sends, and to prepare and keep records of any measures that it has taken to prevent underage access to harmful information.

The Act on Regulation on Soliciting Children by Using Opposite Sex Introducing Service on Internet of Japan requires that those who operate an opposite sex introduction service through the internet submit a notification to the Public Safety Commission, and take certain actions to prevent sexual offenses against children conducted through an opposite sex introduction service. Although we believe that none of our products or services fall within the definition of an “opposite sex introduction service,” it is not expressly clear whether our interpretation is correct. In the event that any regulatory authority or court adopts a different interpretation, we may become subject to the regulations applicable to opposite sex introduction services under this Act, including the administrative or criminal sanctions thereunder.

MANAGEMENT

Directors, Corporate Auditors and Executive Officers

Directors and Corporate Auditors

The following table sets forth information regarding members of our board of directors and board of corporate auditors as of the date of this prospectus. The business address of all of such members is 21-1 Shibuya 2-chome, Shibuya-ku, Tokyo 150-8510, Japan.

Name	Age	Position/Title
Hae Jin Lee	48	Chairman of the Board
Takeshi Idezawa	43	Representative Director, President and Chief Executive Officer
Joongho Shin	43	Director and Chief Global Officer
In Joon Hwang	50	Director and Chief Financial Officer
Jun Masuda	38	Director and Chief Strategy & Marketing Officer
Tadashi Kunihiro	60	Outside Director
Koji Kotaka	57	Outside Director
Rehito Hatoyama	42	Outside Director
Hitoshi Kurasawa	64	Corporate Auditor
Jin Hee Kim	49	Corporate Auditor
Takashi Kanai	52	Corporate Auditor

Hae Jin Lee.  Mr. Lee has served as a director since November 2005 and chairman of our board of directors since January 2012. Mr. Lee co-founded NAVER Corporation in June 1999 and currently serves as chairman of the board of NAVER Corporation and a director of LINE Plus Corporation. Prior to co-founding NAVER Corporation, from February 1992 to June 1999, Mr. Lee served in several roles at Samsung SDS Co., Ltd., an information technology services provider. Mr. Lee received a B.S. in computer science from Seoul National University and an M.S. in computer science from Korea Advanced Institute of Science and Technology.

Takeshi Idezawa.  Mr. Idezawa has served as our representative director since April 2014 and as president and chief executive officer since March 2015. He currently serves as a representative director of LINE Fukuoka Corporation. Previously, he served as our chief operating officer and as a representative director and president of livedoor Co., Ltd., our subsidiary, where he served in various roles after joining the company in June 2002. Mr. Idezawa received a B.A. in political science and economics from Waseda University.

Joongho Shin.  Mr. Shin has served as a director since January 2012 and as our chief global officer since April 2014. He has served as a representative director of LINE Plus Corporation since February 2013. Previously, he served as an outside director at livedoor Co., Ltd., our subsidiary. From June 2005 to April 2013, Mr. Shin served in several roles at NAVER Corporation, including as head of Japan services. Mr. Shin received a B.S. and an M.S. in computer science from Korea Advanced Institute of Science and Technology.

In Joon Hwang.  Mr. Hwang has served as a director since December 2008 and as our chief financial officer since March 2015. He currently serves as a director of NAVER Corporation, LINE Euro-Americas Corporation and LINE BIZ+ PTE. LTD. and a representative director of LINE C&I Corporation. Previously, Mr. Hwang served in several roles at NAVER Corporation, including as chief financial officer from November 2008 to January 2016. Prior to joining NAVER Corporation, Mr. Hwang served in several roles at Woori Investment & Securities Co., Ltd., Woori Finance Holdings Co., Ltd., Samsung Securities Co., Ltd., Credit Suisse and Samsung Electronics Co., Ltd. Mr. Hwang received a B.S. in economics from Seoul National University and an M.B.A. from New York University.

Jun Masuda.  Mr. Masuda has served as a director since March 2015 and chief strategy and marketing officer since April 2014. Mr. Masuda currently serves as a representative director of LINE Pay Corporation, LINE Bros. Corporation, LINE Music Corporation and AUBE, Ltd. Previously, he served as a senior officer and chief strategy and marketing officer of NHN Japan Corporation. Prior to joining our company in October 2008, he served as a director and vice president of product at Baidu Japan Inc.

Tadashi Kunihiro.  Mr. Kunihiro has served as an outside director since October 2015. Mr. Kunihiro is an attorney in Japan and currently serves as a legal advisor to the Legal Compliance Office of the Japanese Cabinet, a legal compliance advisor to the Cabinet Affairs Office, an outside director of Tokio Marine & Nichido Fire Insurance Co., Ltd., an advisor for the Consumer Affairs Agency and an outside auditor of Mitsubishi Corporation. From June 2006 to June 2014, he also served as an outside auditor of Sekisui Chemical Co., Ltd. Mr. Kunihiro received an L.L.B. from the University of Tokyo.

Koji Kotaka.  Mr. Kotaka has served as an outside director since February 2016. Mr. Kotaka is an attorney in Japan and currently serves as a consultant at Raine Group LLC, Apollo Global Management LLC and Internet Initiative Japan Inc., an outside director at Monex Group and a supervisory director at Japan Senior Living Investment Corp. From June 2015 to January 2016, he also served as an outside director at Asia Growth Capital Ltd. Previously, he held positions at Nishimura & Asahi, Goldman Sachs Japan Co., Ltd., Sato and Tsuda Law Office and Legal Research and Training Institute of the Supreme Court of Japan. Mr. Kotaka received an L.L.B. from Keio University and an L.L.M. from University of Chicago Law School.

Rehito Hatoyama.  Mr. Hatoyama has served as an outside director since March 2016. Mr. Hatoyama is director at Sanrio Company, Ltd. and chief executive officer at Sanrio Media & Pictures Entertainment, Inc. Mr. Hatoyama also serves as an outside director at DeNA Co., Ltd. Mr. Hatoyama received a B.A. from Aoyama Gakuin University and an M.B.A. from Harvard Business School.

Hitoshi Kurasawa.  Mr. Kurasawa has served as our full-time corporate auditor since April 2013. He currently serves as a director at Hanno Golf Club Co., Ltd. From June 2000 to June 2011, Mr. Kurasawa served in several roles at Gurunavi, Inc., an online restaurants information provider, including as a corporate auditor, director and executive vice president. From July 1987 to January 2005, Mr. Kurasawa served in several roles at NKB System Kaihatsu Co., Ltd., a computer system developer, including as a director. Mr. Kurasawa received a B.S. in industrial engineering and management from Tokyo Institute of Technology.

Jin Hee Kim.  Mr. Kim has served as a corporate auditor since December 2012. Mr. Kim currently serves as an internal auditor of LINE Plus Corporation, Camp Mobile Corporation and NHN NEXT, the representative director of NAVER I&S Corporation, and a director of the Global Human Resources Group of NAVER Corporation, where he has previously served in several roles such as head of human resources and head of service management and support. Prior to joining NAVER Corporation in April 2003, Mr. Kim served in several roles at Hotel Shilla Co., Ltd. and Samsung SDS Co., Ltd. Mr. Kim received a B.S. in statistics from Korea University and an M.B.A. from Korea Advanced Institute of Science and Technology.

Takashi Kanai.  Mr. Kanai has served as a corporate auditor since July 2013. Mr. Kanai currently serves as a corporate auditor at Epoch Co., Ltd., a Japanese toy and computer games company, and as the representative of Frantech Law Office. He is an attorney in Japan and has been a lecturer at the Keio University School of Law since 1999 and an adjunct professor at Musashino University Faculty of Law since April 2015. Mr. Kanai received an L.L.B. and L.L.M. from Keio University, an L.L.M. from Cornell Law School and an L.L.M. from the University of London.

Some of our directors concurrently serve in senior positions at certain of our affiliates or other companies with which we have ordinary course business agreements and engage in ordinary course business transactions.

Executive Officers

The following table sets forth information regarding our senior management, consisting of the officers identified below (“executive officers”), as of the date of this prospectus. The business address of all of our executive officers is 21-1 Shibuya 2-chome, Shibuya-ku, Tokyo 150-8510, Japan.

Executive Officers	Age	Position/Title
Takeshi Idezawa	43	Representative Director, President and Chief Executive Officer
In Joon Hwang	50	Director and Chief Financial Officer
Joongho Shin	43	Director and Chief Global Officer
Jun Masuda	38	Director and Chief Strategy & Marketing Officer
Euibin Park	41	Chief Technology Officer
Tomohiro Ikebe	39	Chief of Services Development
Takeshi Shimamura	39	Chief of Commerce Media
Shintaro Tabata	40	Chief of Corporate Business
Heechan Yang	37	Head of Technology Strategy Department and Data Labs
Seok-Ho Yang	38	Head of LINE Development Department 1

Euibin Park.  Ms. Park has served as chief technology officer since April 2014. She has served as head of our Web Services Development Group since June 2013. From June 2005 to April 2013, Ms. Park served in several roles at NAVER Corporation and its affiliated companies, primarily in Japan-related businesses. Prior to joining NAVER Corporation in June 2005, Ms. Park served in several roles at Neowiz Games Corporation, NOWCOM Co., Ltd. and Soteck Inc.. Ms. Park received a B.S. in information and communications from Chonbuk National University.

Tomohiro Ikebe.  Mr. Ikebe has served as chief of service development since April 2014. He currently serves as a director of LINE Business Partners Corporation and LINE Fukuoka Corporation. Previously, he served in several roles at DataHotel Co., Ltd., our subsidiary, after joining the company in October 2001, including as executive officer in charge of business development.

Takeshi Shimamura.  Mr. Shimamura has served as chief of commerce media since April 2014. He currently serves as a director of LINE Fukuoka Corporation. Since joining our company from Rakuten, Inc. in July 2004, Mr. Shimamura has served in several roles at our company, including as head of service planning. Mr. Shimamura received a B.A. in history from Komazawa University.

Shintaro Tabata.  Mr. Tabata has served as chief of corporate business since April 2014. Prior to joining our company in June 2012, Mr. Tabata served as Japan country manager at Condé Nast Digital, and prior to that, he served as head of media business at DataHotel Co., Ltd., which he joined in April 2005. He also served in several roles at Recruit Holdings Co., Ltd. and NTT Data Inc. Mr. Tabata received a B.S. in economics from Keio University.

Heechan Yang.  Mr. Yang has served as head of Technology Strategy Department and Data Labs since March 2016. From June 2013 to February 2016, Mr. Yang served as head of LINE Development Department 2 and Technology Strategy Department. Previously, he served in several engineering and product development-related roles at NHN Japan Corporation, NAVER Japan Corporation, NC Japan Corporation, NHN Corporation and Webtizen Co., Ltd. Mr. Yang received a B.S. in computer engineering from Hongik University.

Seokho Yang.  Mr. Yang has served as head of LINE Development Department 1 since June 2013. Previously, he served in several development-related roles at NHN Japan Corporation, NAVER Japan Corporation and NHN Corporation. Mr. Yang received a B.S. in computer science from Korea Advanced Institute of Science and Technology.

Corporate Governance

After the consummation of this offering, we will be a “foreign private issuer” under the federal securities laws of the United States and the New York Stock Exchange listing standards. Under the federal securities laws of the United States, foreign private issuers are subject to different disclosure requirements than U.S.-domiciled registrants. We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and the New York Stock Exchange listing standards. Under the SEC rules and the New York Stock Exchange listing standards, a foreign private issuer is subject to less stringent corporate governance requirements. Subject to certain exceptions, the SEC and the New York Stock Exchange permit a foreign private issuer to follow its home country practice in lieu of their respective rules and listing standards. Among others, we are not required to have a board of directors that is comprised of a majority of independent directors as required under the New York Stock Exchange listing standards.

Board of Directors

Our board of directors has the ultimate responsibility for the administration of our affairs. Our articles of incorporation provide for not fewer than three but not more than eight directors. Directors are typically nominated at the board level and are elected at general meetings of shareholders. The normal term of office of any director expires at the close of the ordinary general meeting of shareholders held with respect to the last fiscal year ended within two years after such director’s election to office. Our directors may, however, serve any number of consecutive terms.

The board of directors appoints from among its members one or more representative directors, who have the authority individually to represent us in the conduct of our affairs. The board of directors may appoint from among its members a chairman, a president or one or more deputy presidents, senior managing directors and managing directors.

We have three outside directors who satisfy the requirements for an outside director under the Companies Act.

Board of Corporate Auditors

Our corporate auditors constitute a board of corporate auditors. As permitted under the Companies Act, we have elected to structure our corporate governance system as a company with a separate board of corporate auditors instead of board committees. Our articles of incorporation provide for not more than five corporate auditors. Corporate auditors are typically nominated at the board level and are elected at general meetings of shareholders. The normal term of office of any corporate auditor expires at the close of the annual general meeting of shareholders held with respect to the last fiscal year ended within four years after such corporate auditor’s election to office. Our corporate auditors may, however, serve any number of consecutive terms. Corporate auditors may be removed by a special resolution of a general meeting of shareholders.

Our corporate auditors are not required to be certified public accountants. Our corporate auditors may not at the same time be directors, employees or accounting advisors (kaikei sanyo) of us or any of our subsidiaries or corporate officers of our subsidiaries. Under the Companies Act, at least one-half of them must be persons who satisfy the requirements for an outside corporate auditor under the Companies Act, and at least one of the corporate auditors must be a full-time corporate auditor.

The function of our board of corporate auditors and each corporate auditor is similar to that of independent directors, including those who are members of the audit committee, of a U.S. company. Each corporate auditor has a statutory duty to supervise the administration by the directors of our affairs, to examine the financial statements and business reports to be submitted by a representative director at the general meetings of shareholders and to prepare an audit report. They are obligated to participate in meetings of the board of directors and, if necessary, to express their opinion at such meetings, but are not entitled to vote. The board of corporate auditors has a statutory duty to prepare an audit report based on the audit reports issued by the individual corporate auditors and submit such audit reports to a relevant director and, in the case of audit reports related to financial statements, independent auditors each year. Each corporate auditor may note an opinion in an audit report issued by the board of corporate auditors, if the opinion expressed in such corporate auditor’s individual audit report is different from the opinion expressed in the audit report issued by the board of corporate auditors. The board of corporate auditors is empowered to establish the audit principles, the method of examination by the corporate auditors of our affairs and financial position and any other matters relating to the performance of the corporate auditors’ duties.

In addition to our corporate auditors, we must appoint independent certified public accountants. Such independent certified public accountants have the statutory duties of examining the financial statements to be submitted by a representative director at the general meetings of shareholders and reporting their opinion thereon to the relevant corporate auditors and directors. The independent certified public accountants also audit the financial statements to be included in the securities reports that are required to be filed with the director of the relevant local finance bureau of the Ministry of Finance. Deloitte Touche Tohmatsu LLC acted as our independent certified public accountant from 2007 to 2014 and PricewaterhouseCoopers Aarata acts as our independent certified public accountant beginning January 1, 2015.

In addition, under the Securities Listing Regulations of the Tokyo Stock Exchange, listed companies in Japan are required to have at least one independent officer. Such independent officer is required to be an outside director or an outside corporate auditor (as defined under the Companies Act) who is unlikely to have any conflicts of interest with shareholders. The Securities Listing Regulations also require listed companies to make efforts to have at least one director who meets the requirements for an independent officer (such director, an “Independent Director”). Further, a listed company that does not have two or more Independent Directors is required to publicly explain the reason. As of March 31, 2016, we have three Independent Directors.

Committees of the Board of Directors

Under the Companies Act, we have elected to structure our corporate governance system as a company with a separate board of corporate auditors and therefore do not have an audit committee. For foreign private issuers, use of a board of corporate auditors in compliance with home country rules is permitted under Rule 10A-3(c)(3) of the Exchange Act, and as such we are not required to and do not intend to form an audit committee. Our board of corporate auditors is a legally separate and independent body from our board of directors. See “— Directors, Corporate Auditors and Executive Officers — Directors and Corporate Auditors.” We do not have certain committees that are required of U.S. listed companies subject to the New York Stock Exchange corporate governance standards, including those that are responsible for director nomination and corporate governance and executive compensation.

Our board of directors is supported by a management committee to facilitate timely decision-making with respect to important administration and management issues. The management committee is composed of directors with business execution authority and other members appointed by the President. Currently, the management committee consists of the Chief Executive Officer, Chief Global Officer, Chief Strategy & Marketing Officer, Chief Privacy Officer/Chief Information Security Officer, certain senior officers in charge of finance and accounting, human resources and internal audit and a full-time corporate auditor. The management committee engages in discussion of various items to be resolved by, or reported to, the board of directors, and considers important administration and management issues in accordance with the basic strategies and policies set by the board of directors.

The management committee can delegate its authority to its subcommittees, including the risk management committee. The risk management committee facilitates timely decision-making with respect to risk management issues. The risk management committee is composed of the Representative Director and President, other directors with business execution authority, officers and employees heading key business divisions or those appointed by such officers or employees, and representatives of our subsidiaries or those appointed by such representatives.

Employment Agreements

We have entered into employment agreements with each of our executive officers who is not a director. Under these agreements, such executive officers are employed for a specified time period. We may terminate an executive officer’s employment for cause at any time, without remuneration, for certain acts, including but not limited to negligence or dishonest acts to the detriment of our company. Each such executive officer has agreed to hold, both during and subsequent to the term of his agreement, our confidential information in confidence and not to disclose such information to any outsider. Each such executive officer is required to not use our confidential information other than for our benefit. Our directors may be appointed as executive officers by the board of directors.

The compensation cost of employees’ severance benefits is recognized based on the vested benefits to which the employees are entitled if they leave our company immediately. We do not have service contracts with any of our directors or officers providing for benefits upon termination of their employment with us.

Compensation

In accordance with the Companies Act, compensation for our directors and corporate auditors, including bonuses, retirement allowances and incentive stock options, must be approved at our general meeting of shareholders, unless otherwise specified in our articles of incorporation in the future. The shareholders’ approval may specify the upper limit of the aggregate amount of compensation or calculation methods, but if compensation includes benefits in kind, the shareholders’ approval must include the description of such benefits. Compensation for a director or corporate auditor is fixed by our board of directors or by consultation among our corporate auditors in accordance with our internal regulations and practice and, in the case of retirement allowances, generally reflects the position of the director or corporate auditor at the time of retirement, length of service as a director or corporate auditor and contribution to our performance.

The following table summarizes the total remuneration paid, including in-kind benefits granted, to our directors and corporate auditors in 2015:

	Total amount (in millions of yen)	By type (in millions of yen)				Number of persons
		Base salary	Stock options	Bonuses	Retirement allowances
Directors(1)	5,588	229	5,286	67	6	5
Outside directors and outside corporate auditors	13	13	–	–	–	3
Full-time corporate auditors(2)	–	–	–	–	–	1

(1)	Excludes outside directors.
(2)	Excludes outside corporate auditors.

The following table summarizes the remuneration paid, including in-kind benefits granted, by LINE Corporation and its consolidated subsidiaries to our directors or corporate auditors, on an individual basis, in an amount equal to or exceeding ¥100 million for 2015:

Name	Position/Title	Company	Type and amount (millions of yen)			Total (millions of yen)
			Base salary	Stock options(1)	Bonuses
Joongho Shin	Director	LINE Corporation	43	5,126	–	5,249
	Director	LINE Plus Corporation	63	–	16
Takeshi Idezawa	Director	LINE Corporation	40	84	9	133
Jun Masuda	Director	LINE Corporation	23	70	10	102

(1)	The fair value per share at the date of grant of stock options granted during 2015 was ¥4,225 and was estimated using the Black-Scholes option-pricing model with several assumptions. See Note 28 of the notes to our annual consolidated financial statements and Note 12 of the notes to our interim condensed consolidated financial statements appearing elsewhere in this prospectus. The fair value per share does not indicate the actual value that would be realized by a director upon the exercise of any stock options. The actual value, if any, that is realized by a director upon the exercise of any stock options will depend on the extent to which the market value of our common stock exceeds the exercise price of the stock options on the date of exercise and several other restrictions imposed on the exercise of the stock options, including the period when a director could exercise the stock options. Accordingly, there is no assurance that the value realized or to be realized by a director upon the exercise of the stock options is or will be at or near the fair value per share presented above. In addition, the above fair value per share was calculated to recognize compensation expense for 2015 for accounting purposes and should not be regarded as any indication or prediction of us with respect to our future stock performance.

We do not separately set aside any amounts for pension, retirement or other benefits for our directors, corporate auditors or executive officers other than for our subsidiaries in Korea where we are legally required to do so.

We do not have any loans or credits outstanding to any of our directors, corporate auditors or executive officers, and we do not have any guarantees outstanding for borrowings by any of our directors, corporate auditors or executive officers.

We have obtained directors’ and officers’ liability insurance which insures against certain liabilities that our directors and officers may, in such capacities, incur.

Limitation of Liability of Directors and Corporate Auditors

Under the Companies Act and our articles of incorporation we may exempt, by resolution of the board of directors, our directors and corporate auditors from liabilities to us arising in connection with their failure to execute their duties in good faith and without gross negligence, within the limits stipulated by applicable laws and regulations. In addition, our articles of incorporation provide that we may enter into agreements with our directors (excluding executive directors) and corporate auditors to limit their respective liabilities to us arising in connection with a failure to execute their duties in good faith and without gross negligence to the higher of either a predetermined amount which shall be no less than ¥10 million or an amount stipulated in laws and regulations. We plan to enter into a liability limitation agreement with each outside director and outside corporate auditor which limits the maximum amount of their liability to the higher of either ¥10 million or an amount stipulated in laws and regulations.

Stock Options

We have granted stock options to purchase shares of our common stock in the form of stock acquisition rights pursuant to the Companies Act under grants authorized by our shareholder on December 17, 2012 and subsequently on February 5, 2014. The purpose of these grants is to enable our directors and employees, including our executive officers, to share in our successes and to reinforce a corporate culture that aligns employee interests with those of our shareholders. Stock options granted prior to 2012 were exercised in full by the grantees, but all of the shares so acquired were subsequently purchased by NAVER Corporation, our 100% shareholder. References in this prospectus to “stock options” are references to stock acquisition rights to purchase shares of our common stock, unless otherwise indicated.

Our stock options may be exercised during an eight-year period that begins two years from the date of grant. Our stock option grants generally do not allow for the transfer or assignment of options. An option holder who retires while one’s options are still exercisable loses such options, unless otherwise approved by our board of directors. In the event of a stock split, reverse stock split or issuance of new shares or disposal of treasury shares at below market price, the exercise price of and, in certain cases, the number of shares subject to outstanding options, will be proportionately adjusted.

On December 17, 2012, our board of directors approved a grant of stock options to certain of our directors. As a result of this grant, stock options to purchase an aggregate of 14,000,000 shares of our common stock were issued to such directors on the same date at an exercise price of ¥344 per share and with an expiration date of December 17, 2022, which fair value of our common stock was determined based on a number of different considerations including a third-party valuation of our shares obtained immediately prior to December 17, 2012.

On December 11, 2013, our board of directors approved grants of stock options to certain of our directors and employees and those of our subsidiaries. As a result of these grants, stock options to purchase an aggregate of 3,430,500 shares of our common stock were issued, including stock options to purchase 115,500 shares issued to certain of our directors, on December 16, 2013 at an exercise price of ¥344 per share and with an expiration date of December 16, 2023, which fair value of our common stock was determined based on a number of different considerations including a third-party valuation of our shares obtained immediately prior to December 16, 2013.

On February 5, 2014, our board of directors approved grants of stock options to our employees as well as directors and employees of our subsidiaries. As a result of these grants, stock options to purchase an aggregate of 1,825,000 shares of our common stock were issued on February 7, 2014 at an exercise price of ¥1,320 per share and with an expiration date of February 7, 2024, which fair value of our common stock was determined based on a number of different considerations including a third-party valuation of our shares obtained prior to February 7, 2014.

On August 1, 2014, our board of directors approved grants of stock options to our employees as well as directors and employees of our subsidiaries. As a result of these grants, stock options to purchase an aggregate of 752,500 shares of our common stock were issued on August 8, 2014 at an exercise price of ¥1,320 per share and with an expiration date of August 8, 2024.

On September 30, 2014, our board of directors approved grants of stock options to our employees as well as directors and employees of our subsidiaries. As a result of these grants, stock options to purchase an aggregate of 348,500 shares of our common stock were issued on October 31, 2014 at an exercise price of ¥1,320 per share and with an expiration date of October 31, 2024.

On January 30, 2015, our board of directors approved grants of stock options to certain of our directors and employees as well as directors, corporate auditors and employees of our subsidiaries. As a result of these grants, stock options to purchase an aggregate of 5,773,500 shares of our common stock were issued, including stock options to purchase 3,550,000 shares issued to certain of our directors, on February 4, 2015 at an exercise price of ¥1,320 per share and with an expiration date of February 3, 2025.

Of the stock options granted in the above-mentioned grants, options to acquire 603,500 shares of our common stock have been extinguished due to the departure of the grantees, and options to acquire 25,526,500 shares of our capital stock, including 16,027,500 shares under stock options held by our directors, remain outstanding as of May 31, 2016.

The following table summarizes the stock options with respect to our capital stock that we have granted to our directors and corporate auditors:

Name	Grant Date	Exercise period		Exercise price (per share)	Number of options granted
		From	To
Joongho Shin	December 17, 2012	December 18, 2014	December 17, 2022	¥344	6,790,000
	February 4, 2015	February 4, 2017	February 3, 2025	1,320	3,474,500
Hae Jin Lee	December 17, 2012	December 18, 2014	December 17, 2022	344	5,572,000
Takeshi Idezawa	December 16, 2013	December 17, 2015	December 16, 2023	344	52,500
	February 4, 2015	February 4, 2017	February 3, 2025	1,320	44,000
Jun Masuda	December 16, 2013	December 17, 2015	December 16, 2023	344	63,000
	February 4, 2015	February 4, 2017	February 3, 2025	1,320	31,500

In connection with our grant of stock options, we recognized share-based compensation expenses of ¥804 million in 2013, ¥2,975 million in 2014, ¥11,213 million in 2015 and ¥2,494 million in the first three months of 2016.

PRINCIPAL SHAREHOLDER

As of the date of this prospectus, NAVER Corporation owns 174,992,000 shares of our common stock, which represent 100% of our issued and outstanding shares of common stock. The total consideration paid by NAVER Corporation for such shares was ¥12,596,197,697. Immediately after the closing of this global offering, NAVER Corporation will own 83.3% of our total issued and outstanding shares of common stock assuming no exercise by Morgan Stanley & Co. LLC, as representative of the international underwriters, and by Nomura Securities Co., Ltd., as representative of the Japanese underwriters, of the over-allotment options and no exercise of outstanding stock options.

NAVER Corporation is a leading internet company in Korea. NAVER Corporation’s business is primarily focused around three key areas: advertising (including search and display advertising), content (including games and Stickers), and others (including LINE Friends and information technology infrastructure services). NAVER Corporation was established in Korea in June 1999 by a group of engineers led by Mr. Hae Jin Lee, who is currently serving as chairman of our board of directors. As of March 31, 2016, the National Pension Service of Korea was the largest shareholder of NAVER Corporation, holding 11.17% of the total outstanding shares of common stock. The shares of common stock of NAVER Corporation are listed on the KOSPI Market of the Korea Exchange.

Since its launch in 1999, NAVER Corporation’s primary search portal, NAVER, has amassed a large user base in Korea and abroad. NAVER had approximately 42 million subscribers and approximately 24 million average daily visitors who accessed the portal through mobile devices, according to NAVER Corporation’s quarterly report for the three months ended March 31, 2016. In addition to its ownership of us, NAVER Corporation has also operated the BAND mobile community application platform since August 2012, through its subsidiary CampMobile Corporation. NAVER Corporation also offers NAVER Mobile, a portal service optimized for mobile devices.

Since its incorporation in 1999, NAVER Corporation has grown both organically and through mergers and acquisitions. As of March 31, 2016, NAVER Corporation had 53 consolidated subsidiaries, including 21 in Korea and 13 in Japan (including LINE Corporation and its subsidiaries). See “Certain Relationships and Related Party Transactions” for the description of our material related party transactions with NAVER Corporation and its affiliates.

According to its annual report for the fiscal year ended December 31, 2015, NAVER Corporation’s consolidated revenues for the year were Won 3,251 billion, of which revenues for advertising, content and other services accounted for Won 2,322 billion, Won 851 billion and Won 77 billion, or 71.4%, 26.2% and 2.4%, respectively. Korea, Japan and other countries accounted for 66.7%, 31.6% and 1.7%, respectively, of NAVER Corporation’s consolidated revenues for the same year. As of March 31, 2016, NAVER Corporation had 2,338 full-time and contract-based employees. The registered address of NAVER Corporation is 6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

NAVER Corporation

Issuance of Shares

On May 25, 2012, we issued 87,369 shares of our common stock to NAVER Corporation for ¥15,000 million. NAVER Corporation currently holds a 100.0% voting interest in us.

Mr. Hae Jin Lee, who currently serves as chairman of our board of directors, also serves as chairman of the board of directors of NAVER Corporation. Mr. In Joon Hwang, who currently serves as our director and chief financial officer, also serves as a director of NAVER Corporation. Mr. Jin Hee Kim, who currently serves as our corporate auditor, also serves as an executive officer of NAVER Corporation.

Guarantees

From time to time, we have received payment guarantees from NAVER Corporation in connection with our financings. NAVER Corporation provided guarantees on ¥4,000 million of our short-term borrowings as of December 31, 2013. On August 5, 2014, all outstanding guarantees from NAVER Corporation were terminated.

Non-cash Distributions

Prior to April 1, 2013, we were engaged in the development and distribution of online games through our Hangame business along with related entities, including NHN Search Technology Corporation, NHNST Japan Corporation, Sync Corporation and Mediator Corporation, as well as our 49.95% interest in Smartphone Contents Investment Limited Partnership. On February 13, 2013, we publicly announced our decision to dispose of our Hangame business and related entities, and they were classified as discontinued operations. The Hangame business and related entities were transferred to a new entity, NHN Japan Corporation, which specializes in internet and gaming services. We disposed of all of our ownership interest in NHN Japan Corporation by transferring all of the related shares in the form of a non-cash dividend to NAVER Corporation at book value, which was completed on April 1, 2013. The book value of NHN Japan Corporation was ¥8,652 million at the time of distribution, and no gain or loss was recorded for financial accounting purposes.

Transfer of Defined Benefit Obligation Liabilities

Certain employees of NAVER Corporation were transferred to LINE Plus Corporation when LINE Plus Corporation was established in 2013. LINE Plus Corporation received ¥595 million from NAVER Corporation for assuming the associated post-employment defined benefit plan obligations that NAVER Corporation had owed to those employees.

Personnel

From time to time we have transfers or secondments of employees from NAVER Corporation and our affiliates, the related personnel expenses of which are borne by us. Some of our directors, corporate auditors and executive officers concurrently serve in senior positions at certain of our affiliates with which we have ordinary course business agreements and engage in ordinary course business transactions. See “Management.”

International Operations

In February 2013, we established, together with NAVER Corporation, LINE Plus Corporation in order to more efficiently pursue global expansion outside of Japan. Prior to LINE Plus Corporation’s formation, we had a revenue-sharing arrangement with NAVER Corporation with respect to revenues generated from our Sticker sales outside of Japan, in exchange for NAVER Corporation’s provision of related sales and marketing services. Upon LINE Plus Corporation’s formation in February 2013, all sales and marketing employees for such international operations were transferred to LINE Plus Corporation, subsequent to which LINE Corporation and LINE Plus Corporation entered into an arrangement under which LINE Corporation is obligated to pay LINE Plus Corporation an amount equivalent to 70% of revenues generated from our Sticker sales and advertising revenues outside of Japan, in exchange for LINE Plus Corporation’s provision of such related sales and marketing services.

On August 1, 2014, the board of directors of NAVER Corporation and our board of directors approved a plan pursuant to which LINE Plus Corporation, then our 60% subsidiary, would become our wholly-owned subsidiary, in exchange for which LINE Plus Corporation would pay NAVER Corporation ￦80 billion, or approximately ¥8 billion, in cash to buy back the 40% interest then held by NAVER Corporation. The acquisition was completed on September 5, 2014.

Advertising Service

On January 1, 2014, LINE Plus Corporation entered into a service partnership agreement with NAVER Corporation to provide NAVER Corporation with advertising services via the LINE platform and the right to use certain LINE characters in NAVER Corporation’s advertising activities in exchange for advertising services to be provided to LINE Plus Corporation via NAVER Corporation’s portal website, NAVER. For services provided by NAVER Corporation, we recognized net expenses payable to NAVER Corporation of ¥21 million in 2014 and net revenue receivable from NAVER Corporation of ¥1,127 million in 2015 and ¥79 million in the first three months of 2016. We recorded ¥87 million of outstanding receivables balance from NAVER Corporation as of March 31, 2016.

NAVER Business Platform Corporation

Data Hosting Services

On December 20, 2010, we entered into a data hosting agreement with NAVER Business Platform Corporation, pursuant to which NAVER Business Platform Corporation provides data hosting services to us. The agreement was superseded by an information technology service agreement with NAVER Business Platform Corporation dated April 1, 2013. For such services, we recognized expenses payable to NAVER Business Platform Corporation of ¥2,604 million, ¥4,443 million, ¥8,139 million and ¥1,722 million in 2013, 2014, 2015 and the first three months of 2016, respectively. We recorded ¥868 million of outstanding expenses payable balance to NAVER Business Platform Corporation as of March 31, 2016.

For further details on related party transactions, see Note 29 of the notes to our annual consolidated financial statements and Note 13 of the notes to our interim condensed consolidated financial statements appearing elsewhere in this prospectus.

DESCRIPTION OF CAPITAL STOCK

The following description is a summary of the material information concerning the shares of our capital stock, including brief summaries of the relevant provisions of our articles of incorporation and share handling regulations and of the Companies Act and the Act on Book-Entry Transfer of Company Bonds, Shares, etc. of Japan (Shasai Kabushiki tou no Furikae ni kansuru Houritsu) (Act No. 75 of 2001, as amended) (including regulations promulgated thereunder, the “Book-Entry Act”) relating to joint-stock corporations (kabushiki kaisha), and certain related laws and legislation, each as currently in effect. Because it is a summary, this discussion should be read together with our articles of incorporation and share handling regulations.

We are a joint-stock corporation incorporated in Japan under the Companies Act. The rights of our shareholders are represented by shares of our common stock as described below, and shareholders’ liability is limited to the amount of subscription for such shares. As of March 31, 2016, our authorized share capital consisted of 690,000,000 shares of common stock of which 174,992,000 shares were issued and outstanding.

Book-Entry Transfer System

The Japanese book-entry transfer system for listed shares of Japanese companies under the Book-Entry Act will apply to the shares of our common stock. Under this system, shares of all Japanese companies listed on any Japanese stock exchange are dematerialized. Under the book-entry transfer system, in order for any person to hold, sell or otherwise dispose of listed shares of Japanese companies, they must have an account at an account management institution unless such person has an account at JASDEC. “Account management institutions” are financial instruments business operators (i.e., securities firms), banks, trust companies and certain other financial institutions that meet the requirements prescribed by the Book-Entry Act, and only those financial institutions that meet the further stringent requirements of the Book-Entry Act can open accounts directly at JASDEC.

The following description of the book-entry transfer system assumes that the relevant person has no account at JASDEC.

Under the Book-Entry Act, any transfer of shares is effected through book-entry, and the title to the shares passes to the transferee at the time when the transferred number of shares is recorded in the transferee’s account at an account management institution. The holder of an account at an account management institution is presumed to be the legal owner of the shares held in such account.

Under the Companies Act, in order to assert shareholders’ rights against us, the transferee must have its name and address registered in the register of our shareholders, except in limited circumstances. Under the book-entry transfer system, such registration is generally made upon receipt of an all shareholders notice (as described in “— Register of Shareholders”) from JASDEC. For this purpose, shareholders are required to file their names and addresses with our transfer agent through the account management institution and JASDEC. See “— Register of Shareholders” for more information.

Non-resident shareholders are required to appoint a standing proxy in Japan or provide a mailing address in Japan. Each such shareholder must give notice of their standing proxy or a mailing address to the relevant account management institution. Such notice will be forwarded to our transfer agent through JASDEC. Japanese securities firms and commercial banks customarily act as standing proxies and provide related services for standard fees. Notices from us to non-resident shareholders are delivered to the standing proxies or mailing addresses.

Register of Shareholders

Under the book-entry transfer system, the registration of names, addresses and other information of shareholders in the register of our shareholders will be made by us upon the receipt of an all shareholders notice (soukabunushi tsuchi) (with the exception that in the event of the issuance of new shares, we will register the names, addresses and other information of our shareholders in the register of our shareholders without an all shareholders notice from JASDEC) given to us by JASDEC, which will give us such all shareholders notice based on information provided by the account management institutions. Such all shareholders notice will be made only in cases prescribed under the Book-Entry Act such as when we fix the record date and when we make a request to JASDEC with any justifiable reason. Therefore, a shareholder may not assert shareholders’ rights against us immediately after such shareholder acquires our shares, unless such shareholder’s name and address are registered in the register of our shareholders upon our receipt of an all shareholders notice; provided, however, that, in respect of the exercise of rights of minority shareholders as defined in the Book-Entry Act, a shareholder may exercise such rights upon giving us an individual shareholder notice (kobetsukabunushi tsuchi) through JASDEC only during a certain period prescribed under the Book-Entry Act.

Distribution of Surplus

Under the Companies Act, the distribution of dividends takes the form of distribution of Surplus, and a distribution of Surplus may be made in cash and/or in kind, with no restrictions on the timing and frequency of such distributions. The Companies Act generally requires a joint-stock corporation to make distributions of Surplus authorized by a resolution of a general meeting of shareholders. Distributions of Surplus are, however, permitted pursuant to a resolution of the board of directors if:

(a)	the company’s articles of incorporation so provide (our articles of incorporation do not have provisions to this effect);

(b)	the normal term of office of directors is no longer than one year (our articles of incorporation do not have provisions to this effect); and

(c)	the company’s non-consolidated annual financial statements and certain documents for the latest fiscal year fairly present its assets and profit or loss, as required by the ordinances of the Ministry of Justice.

In an exception to the above rule, even if the requirements described in (a) through (c) are not met, the company may be permitted to make distributions of Surplus in cash to its shareholders by resolution of the board of directors once per fiscal year if its articles of incorporation so provide. Our articles of incorporation do not have provisions to that effect.

A resolution of a general meeting of shareholders authorizing a distribution of Surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders and the effective date of the distribution. If a distribution of Surplus is to be made in kind, we may, pursuant to a resolution of a general meeting of shareholders, grant a right to the shareholders to require us to make such distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of Surplus must be approved by a special resolution of a general meeting of shareholders. See “— Voting Rights” for more details regarding a special resolution. Our articles of incorporation provide that we are relieved of our obligation to pay any distributions in cash that go unclaimed for three years after the date they first become payable.

Restriction on Distribution of Surplus

Under the Companies Act, we may distribute Surplus up to the excess of the aggregate of (a) and (b) below, less the aggregate of (c) through (f) below, as of the effective date of such distribution, if our net assets are not less than ¥3,000,000:

(a)	the amount of Surplus, as described below;

(b)

in the event that extraordinary financial statements as of, or for a period from the beginning of the fiscal year to, the specified date are approved, the aggregate amount of (i) the aggregate amount as provided for by an ordinance of the Ministry of Justice as the net income for such period described in the statement of income constituting the extraordinary financial statements, and (ii) the amount of consideration that we received for the treasury stock that we disposed of during such period;

(c)	the book value of our treasury stock;

(d)	in the event that we disposed of treasury stock after the end of the previous fiscal year, the amount of consideration that we received for such treasury stock;

(e)	in the event described in (b) in this paragraph, the aggregate amount as provided for by an ordinance of the Ministry of Justice as the net loss for such period described in the statement of income constituting the extraordinary financial statements; and

(f)	certain other amounts set forth in the ordinances of the Ministry of Justice, including (if the sum of one-half of goodwill and the deferred assets exceeds the total of share capital, additional paid-in capital and legal earnings reserve, each such amount as it appears on the balance sheet as of the end of the previous fiscal year) all or a certain part of such excess amount as calculated in accordance with the ordinances of the Ministry of Justice.
For the purposes of this section, the amount of “Surplus” is the excess of the aggregate of (I) through (IV) below, less the aggregate of (V) through (VII) below:

(I)	the aggregate of other capital surplus and other retained earnings at the end of the previous fiscal year;

(II)	in the event that we disposed of treasury stock after the end of the previous fiscal year, the difference between the book value of such treasury stock and the consideration that we received for such treasury stock;

(III)	in the event that we reduced our share capital after the end of the previous fiscal year, the amount of such reduction less the portion thereof that has been transferred to additional paid-in capital and/or legal earnings reserve (if any);

(IV)	in the event that we reduced additional paid-in capital and/or legal earnings reserve after the end of the previous fiscal year, the amount of such reduction less the portion thereof that has been transferred to share capital (if any);

(V)	in the event that we cancelled treasury stock after the end of the previous fiscal year, the book value of such treasury stock;

(VI)	in the event that we distributed Surplus after the end of the previous fiscal year, the aggregate of the following amounts:

(1)	the aggregate amount of the book value of the distributed assets, excluding the book value of such assets that would be distributed to shareholders but for their exercise of the right to receive dividends in cash instead of dividends in kind;

(2)	the aggregate amount of cash distributed to shareholders who exercised the right to receive dividends in cash instead of dividends in kind; and

(3)	the aggregate amount of cash paid to shareholders holding fewer shares than the shares that were required in order to receive dividends in kind;

(VII)	the aggregate amounts of (1) through (4) below, less (5) and (6) below:

(1)	in the event that the amount of Surplus was reduced and transferred to additional paid-in capital, legal earnings reserve and/or share capital after the end of the previous fiscal year, the amount so transferred;

(2)	in the event that we distributed Surplus after the end of the previous fiscal year, the amount set aside in additional paid-in capital and/or legal earnings reserve;

(3)	in the event that we disposed of treasury stock in the process of (x) a merger in which we acquired all rights and obligations of a company, (y) a corporate split in which we acquired all or a part of the rights and obligations of a split company or (z) a share exchange (kabushiki kokan) in which we acquired all shares of a company after the end of the previous fiscal year, the difference between the book value of such treasury stock and the consideration that we received for such treasury stock;

(4)	in the event that the amount of Surplus was reduced in the process of a corporate split in which we transferred all or a part of our rights and obligations after the end of the previous fiscal year, the amount so reduced;

(5)	in the event of (x) a merger in which we acquired all rights and obligations of a company, (y) a corporate split in which we acquired all or a part of the rights and obligations of a split company or (z) a share exchange in which we acquired all shares of a company after the end of the previous fiscal year, the aggregate amount of (i) the amount of the other capital surplus after such merger, corporate split or share exchange, less the amount of other capital surplus before such merger, corporate split or share exchange, and (ii) the amount of the other retained earnings after such merger, corporate split or share exchange, less the amount of other retained earnings before such merger, corporate split or share exchange; and

(6)	in the event that an obligation to cover a deficiency, such as the obligation of a person who subscribed newly issued shares with an unfair amount to be paid in, was fulfilled after the end of the previous fiscal year, the amount of other capital surplus increased by such payment.

In Japan, the “ex-dividend” date and the record date for any distribution of Surplus come before the date a company determines the amount of distribution of Surplus to be paid.

For information as to Japanese taxes on dividends, please refer to “Taxation — Japanese Taxation.”

Capital and Reserves

Under the Companies Act, the paid-in amount of any newly-issued shares of stock is required to be accounted for as share capital, although we may account for an amount not exceeding one-half of such paid-in amount as additional paid-in capital. We may generally reduce additional paid-in capital and/or legal earnings reserve by resolution of a general meeting of shareholders, subject to completion of protection procedures for creditors in accordance with the Companies Act, and, if so decided by the same resolution, we may account for the whole or any part of the amount of such reduction as share capital. We may generally reduce share capital by a special resolution of a general meeting of shareholders and, if so decided by the same resolution, we may account for the whole or any part of the amount of such reduction as additional paid-in capital.

Stock Splits

Under the Companies Act, we may at any time split shares in issue into a greater number of the same class of shares by a resolution of the board of directors. When a stock split is to be made, we must give public notice of the stock split, specifying the record date therefor, at least two weeks prior to such record date.

Under the book-entry transfer system, on the effective date of the stock split, the numbers of shares recorded in all accounts held by our shareholders at account management institutions will be increased in accordance with the applicable ratio.

Gratuitous Allocations

Under the Companies Act, we may allot any class of shares to our existing shareholders without any additional contribution by resolution of the board of directors; provided that although our treasury stock may be allotted to our shareholders, any allotment of shares will not accrue to shares of our treasury stock.

When a gratuitous allocation is to be made and we set a record date therefor, we must give public notice of the gratuitous allocation, specifying the record date therefor, at least two weeks prior to the record date.

Under the book-entry transfer system, on the effective date of the gratuitous allocation, the number of shares of our common stock recorded in accounts held by our shareholders at account management institutions will be increased in accordance with a notice from us to JASDEC.

Reverse Stock Split

Under the Companies Act, we may at any time consolidate our shares into a smaller number of shares by a special resolution of the general meeting of shareholders. We must disclose the reason for the reverse stock split at the general meeting of shareholders. When a reverse stock split is to be made, we must give public notice of the reverse stock split, at least two weeks (or, in certain cases where any fractions of shares are left as a result of a reverse stock split, 20 days) prior to the effective date of the reverse stock split.

Under the book-entry transfer system, on the effective date of the reverse stock split, the numbers of shares recorded in all accounts held by our shareholders at account management institutions will be decreased in accordance with the applicable ratio.

Unit Share System

General

Our articles of incorporation provide that 100 shares constitute one “unit” of common stock. Our board of directors is permitted to reduce the number of shares that will constitute one unit or to abolish the unit share system entirely by amending our articles of incorporation, without shareholders’ approval, with public notice without delay after the effective date of such amendment.

Transferability of Shares Constituting Less Than One Unit

Under the book-entry transfer system, shares constituting less than one unit are transferable. Under the rules of the Japanese stock exchanges, however, shares constituting less than one unit do not comprise a trading unit, except in limited circumstances, and accordingly may not be sold on the Japanese stock exchanges.

Voting Rights of a Holder of Shares Constituting Less Than One Unit

A holder of shares constituting less than one unit cannot exercise any voting rights pertaining to those shares. In calculating the quorum for various voting purposes, the aggregate number of shares constituting less than one unit will be excluded from the number of outstanding shares. A holder of shares representing one or more whole units will have one vote for each whole unit represented.

A holder of shares constituting less than one unit does not have any rights related to voting, such as the right to participate in a demand for the resignation of a director, the right to participate in a request for the convocation of a general meeting of shareholders and the right to join with other shareholders to propose a matter to be included in the agenda of a general meeting of shareholders.

In accordance with the Companies Act, our articles of incorporation provide that a holder of shares constituting less than one unit does not have any other rights of a shareholder in respect of those shares, other than those provided by our articles of incorporation, including the following rights:

•	to receive dividends;

•	to receive cash or other assets in case of a reverse stock split or stock split, share exchange, share transfer or merger;

•	to be allotted rights to subscribe for free for new shares and stock acquisition rights when such rights are granted to shareholders; or

•	to participate in any distribution of surplus assets upon liquidation.

Rights of a Holder of Shares Constituting Less Than One Unit to Require Us to Purchase Shares and to Sell Shares

Under the Companies Act, a holder of shares constituting less than one full unit may at any time request that we purchase such shares. In addition, our articles of incorporation provide that, pursuant to our share handling regulations, a holder of shares constituting less than one full unit has the right to request that we sell to such holder such number of shares constituting less than one full unit which, when added to the shares constituting less than one full unit currently owned by such holder, will constitute one full unit.

Under the book-entry system, such a request must be made to us through the relevant account managing institution. The price at which shares of common stock constituting less than one unit will be purchased or sold by us pursuant to such a request will be equal to (a) the closing price of shares of our common stock reported by the Tokyo Stock Exchange on the day when the request is received by our transfer agent or (b) if no sale takes place on the Tokyo Stock Exchange on that day, the price at which the sale of shares of our common stock is executed on such stock exchange immediately thereafter.

General Meeting of Shareholders

Our ordinary general meeting of shareholders is usually held every March in Tokyo, Japan. The record date for an ordinary general meeting of shareholders is December 31 of each year. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks’ advance notice to shareholders.

Notice of convocation of a general meeting of shareholders setting forth the time, place, purpose thereof and certain other matters set forth in the Companies Act and relevant ordinances must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to his or her standing proxy or mailing address in Japan) at least two weeks prior to the date set for such meeting. Such notice may be given to shareholders by electronic means, subject to the consent of the relevant shareholders.

Any shareholder or group of shareholders holding at least 3% of the total number of voting rights for a period of six months or more may require, with an individual shareholder notice (as described in “— Register of Shareholders”), the convocation of a general meeting of shareholders for a particular purpose. Unless such general meeting of shareholders is convened without delay or a convocation notice of a meeting which is to be held not later than eight weeks from the day of such demand is dispatched, the requiring shareholder may, upon obtaining a court approval, convene such general meeting of shareholders.

Any shareholder or group of shareholders holding at least 300 voting rights or 1% of the total number of voting rights for a period of six months or more may propose a matter to be included in the agenda of a general meeting of shareholders, and may propose to describe such matter together with a summary of the proposal to be submitted by such shareholder in a notice to our shareholders, by submitting a request to a director at least eight weeks prior to the date set for such meeting, with an individual shareholder notice.

The Companies Act enables a company to amend its articles of incorporation in order to loosen the requirements for the number of shares held and shareholding period, as well as the period required for dispatching a convocation notice or submission of requests, all of which are required for any shareholder or group of shareholders to request the convocation of a general meeting of shareholders or to propose a matter to be included in the agenda of a general meeting of shareholders. Our articles of incorporation do not provide for loosening such requirements.

Voting Rights

A shareholder of record is entitled to one vote per unit (100 shares) of common stock, except that neither we nor any corporation, partnership or other similar entity in which we hold, directly or indirectly, 25% or more of the voting rights shall exercise any voting rights in respect of shares held by us or such entity, as the case may be. Except as otherwise provided by law or by our articles of incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the voting rights represented at the meeting. Shareholders may also exercise their voting rights through proxies, provided that the proxy is granted to one of our shareholders having voting rights. The Companies Act and our articles of incorporation provide that the quorum for the election of directors and corporate auditors is one-third of the total number of voting rights. Our articles of incorporation provide that the shares may not be voted cumulatively for the election of directors.

The Companies Act provides that a special resolution of the general meeting of shareholders is required for certain significant corporate transactions, including:

•	any amendment to our articles of incorporation (except for amendments that may be authorized solely by the board of directors under the Companies Act);

•	a reduction of share capital, subject to certain exceptions under which a shareholders’ resolution is not required, such as a reduction of share capital for the purpose of replenishing capital deficiencies;

•	transfer of the whole or a part of our equity interests in any of our subsidiaries, subject to certain exceptions under which a shareholders’ resolution is not required;

•	a dissolution, merger or consolidation, subject to certain exceptions under which a shareholders’ resolution is not required;

•	the transfer of the whole or a substantial part of our business, subject to certain exceptions under which a shareholders’ resolution is not required;

•	the taking over of the whole of the business of any other corporation, subject to certain exceptions under which a shareholders’ resolution is not required;

•	a corporate split, subject to certain exceptions under which a shareholders’ resolution is not required;

•	share exchange (kabushiki kokan) or share transfer (kabushiki iten) for the purpose of establishing 100% parent-subsidiary relationships, subject to certain exceptions under which a shareholders’ resolution is not required;

•	any issuance of new shares or transfer of existing shares held by us as treasury stock at a “specially favorable” price and any issuance of stock acquisition rights or bonds with stock acquisition rights at a “specially favorable” price or in a “specially favorable” condition to any persons other than shareholders;

•	any acquisition by us of our own shares from specific persons other than our subsidiaries (if any);

•	reverse stock split; or

•	the removal of a corporate auditor.

Except as otherwise provided by law or in our articles of incorporation, a special resolution of the general meeting of shareholders requires the approval of the holders of at least two-thirds of the voting rights of all shareholders present or represented at a meeting where a quorum is present. Our articles of incorporation provide that a quorum exists when a majority of the total number of voting rights is present or represented.

Liquidation Rights

If we are liquidated, the assets remaining after payment of all taxes, liquidation expenses and debts will be distributed among shareholders in proportion to the number of shares they hold.

Rights to Allotment of Shares

Holders of shares of our common stock have no pre-emptive rights. Authorized but unissued shares may be issued at the times and on the terms as the board of directors determines, so long as the limitations with respect to the issuance of new shares at “specially favorable” prices (as described in “— Voting Rights”) are observed. Our board of directors may, however, determine that shareholders shall be given rights to allotment regarding a particular issue of new shares, in which case such rights must be given on uniform terms to all holders of the shares as of a record date for which not less than two weeks’ prior public notice must be given. Each shareholder to whom such rights are given must also be given notice of the expiration date thereof at least two weeks prior to the date on which such rights expire. The rights to allotment of new shares may not be transferred. However, the Companies Act enables us to allot stock acquisition rights to shareholders without consideration therefor, and such stock acquisition rights are transferable. See “— Stock Acquisition Rights” below.

In cases where a particular issuance of new shares (i) violates laws and regulations or our articles of incorporation, or (ii) will be performed in a manner materially unfair, and shareholders may suffer disadvantages therefrom, such shareholders may file an injunction with a court of law to enjoin such issuance.

Stock Acquisition Rights

Subject to certain conditions and to the limitations on issuances at a “specially favorable” price or on “specially favorable” conditions described in “— Voting Rights,” we may issue stock acquisition rights (shinkabu yoyakuken) and bonds with stock acquisition rights (shinkabu yoyakuken-tsuki shasai) by a resolution of the board of directors. Holders of stock acquisition rights may exercise their rights to acquire a certain number of shares within the exercise period as set forth in the terms of their stock acquisition rights. Upon exercise of stock acquisition rights, we will be obligated either to issue the relevant number of new shares or, alternatively, to transfer the necessary number of shares of treasury stock held by us.

Record Date

The record date for annual dividends and the determination of shareholders entitled to vote at the ordinary general meeting of our shareholders is December 31.

In addition, by a resolution of the board of directors, we may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks’ prior public notice.

Under the rules of JASDEC, we are required to give notice of each record date to JASDEC promptly after the resolution of the board of directors determining such record date. JASDEC is required to promptly give us notice of the names and addresses of the holders of shares of our common stock, the number of shares of our common stock held by them and other relevant information as at each record date.

Purchase of Our Own Shares

Under the Companies Act, we may acquire our own shares:

•	by purchase on any stock exchange on which our shares are listed or by way of tender offer, pursuant to a resolution of our board of directors subject to certain requirements;

•	by purchase from a specific party other than any of our subsidiaries, pursuant to a special resolution of a general meeting of shareholders; and

•	by purchase from any of our subsidiaries, pursuant to a resolution of the board of directors.

If we acquire our own shares from a specific party other than any of our subsidiaries as specified above at a price higher than the greater of (i) (a) the closing price of the shares at the market trading such shares on the day immediately preceding the day on which the relevant special resolution of a general meeting of shareholders is made or (b) if no sale takes place at such market on that day, the price at which the sale of the shares is effected on such market immediately thereafter and (ii) in the event that such shares are subject to a tender offer, the price set in the contract regarding such tender offer on that day, shareholders may request that we include him or her as the seller of his or her shares in the proposed purchase. Any such acquisition of shares must satisfy certain requirements, such as that we may only acquire our own shares in an aggregate amount up to the amount that we may distribute as Surplus. See “— Distribution of Surplus” above for more details regarding this amount.

Our own shares acquired by us may be held by us as treasury stock for any period or may be cancelled by resolution of the board of directors. We may also transfer the shares held by us to any person, subject to a resolution of the board of directors, and subject also to other requirements similar to those applicable to the issuance of new shares, as described in “— Rights to Allotment of Shares” above. We may also utilize our treasury stock (x) for the purpose of transfer to any person upon exercise of stock acquisition rights or (y) for the purpose of acquiring another company by way of merger, share exchange, or corporate split through exchange of treasury stock for shares or assets of the acquired company.

Request by Controlling Shareholder to Sell All Shares

Under the Companies Act and our articles of incorporation, in general, a shareholder holding 98% or more of our voting rights, directly or through wholly-owned subsidiaries, shall have the right to request that all other shareholders (and all other holders of stock acquisition rights, as the case may be) sell all shares (and all stock acquisition rights, as the case may be) held by them with our approval, which must be made by a resolution of the board of directors (kabushiki tou uriwatashi seikyu, or a “Share Sales Request”). In order to make a Share Sales Request, such controlling shareholder will be required to issue a prior notice to us. If we approve such Share Sales Request, we will be required to make a public notice to all holders and registered pledgees of shares (and stock acquisition rights, as the case may be) not later than 20 days before the effective date of such sales.

Sale by Us of Shares Held by Shareholders Whose Addresses Are Unknown

Under the Companies Act, we are not required to send a notice to a shareholder if notices to such shareholder fail to arrive for a continuous period of five or more years at the registered address of such shareholder in the register of our shareholders or at the address otherwise notified to us.

In addition, we may sell or otherwise dispose of the shares held by a shareholder whose location is unknown. Generally, if

•	notices to a shareholder fail to arrive for a continuous period of five or more years at the shareholder’s registered address in the register of our shareholders or at the address otherwise notified to us, and

•	the shareholder fails to receive distribution of Surplus on the shares for a continuous period of five or more years at the address registered in the register of our shareholders or at the address otherwise notified to us, we may sell or otherwise dispose of the shareholder’s shares at the market price after giving at least three months’ prior public and individual notices, and hold or deposit the proceeds of such sale or disposal for the shareholder.

Reporting of Substantial Shareholdings

The FIEA and its related regulations require any person who has become beneficially, solely or jointly, a holder of more than 5% of total issued shares of our common stock, to file with the director of a relevant local finance bureau of the Ministry of Finance within five business days a report concerning such shareholdings. With certain exceptions, a similar report must also be filed in respect of any subsequent change of 1% or more in any such holdings or any change in material matters set out in reports previously filed. For this purpose, shares of our common stock issuable to such person upon exchange of exchangeable securities, conversion of convertible securities or exercise of warrants or stock acquisition rights (including those incorporated in bonds with stock acquisition rights) are taken into account in determining both the number of our shares held by the holder and our total issued share capital.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

JPMorgan Chase Bank, N.A., as depositary, will register and deliver the ADSs. Each ADS will represent an ownership interest in one share of our common stock deposited with the office of Mizuho Bank, Ltd. 16-13, Tsukishima 4-chome, Chuo-ku, Tokyo, Japan 104-0052, as custodian for the depositary. Each ADS will also represent an ownership interest in any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at JPMorgan Chase Bank, N.A., 4 New York Plaza, Floor 12, New York, New York, 10004. The principal executive office of the depositary is located at 4 New York Plaza, Floor 12, New York, New York, 10004.

The Direct Registration System (“DRS”) is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

We will not treat ADS holders as our shareholders and accordingly, you, as an ADS holder, will not have a shareholder’s rights. Japanese law governs shareholders’ rights. The depositary will be the holder of the shares of our common stock underlying your ADSs. As a holder of ADSs, you will have an ADS holder’s rights. A deposit agreement among us, the depositary and the beneficial owners of ADSs sets out ADS holders’ rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. For directions on how to obtain copies of those documents, see “Where You Can Find Additional Information.”

Holding the ADSs

How will you hold your ADSs?

You may hold ADSs either (1) directly (a) by having an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by holding ADSs in the DRS, or (2) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Dividends and Other Distributions

How will you receive dividends and other distributions on shares of our common stock?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares of our common stock or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares of our common stock your ADSs represent as of the record date (which will be as close as practicable to the record date for shares of our common stock) set by the depositary with respect to the ADSs.

•

Cash.  The depositary will convert any cash dividend or other cash distribution we pay on the shares of our common stock or any net proceeds from the sale of any shares of our common stock, rights, securities or other entitlements into U.S. dollars if it may do so on a reasonable basis, and may transfer the U.S. dollars to the United States. If that is not possible or lawful or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary that must be paid will be deducted. See “Taxation.” The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•	Shares. The depositary may, upon our timely instruction, distribute additional ADSs representing any shares of common stock we distribute as a dividend or free distribution to the extent reasonably practicable and permissible under law. The depositary will only distribute whole ADSs. It will try to sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares of common stock. The depositary may sell a portion of the distributed shares of common stock sufficient to pay its fees and expenses in connection with that distribution.

•	Elective distributions in cash or shares. If we offer holders of shares of our common stock the option to receive dividends in either cash or shares, the depositary, after consultation with us and having received timely notice of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practical to make such elective distribution available to you, or it could decide that it is only legal or reasonably practical to make such elective distribution available to some but not all holders of the ADSs. In such case, the depositary shall, on the basis of the same determination as is made in respect of the shares of our common stock for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing shares of our common stock in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of shares of common stock.

•	Rights to purchase additional shares. If we offer holders of shares of our common stock any rights to subscribe for additional shares or any other rights, the depositary may, after consultation with us and having received timely notice of such distribution by us, make these rights available to you. We must first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is legal to do so. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the net proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

•	Other distributions. Subject to receipt of timely notice from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice: it may decide to sell what we distributed and distribute the net proceeds in the same way as it does with cash; or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act, in order to make a distribution to ADS holders. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit shares of our common stock or evidence of rights to receive shares of our common stock with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

How do ADS holders cancel an ADS?

You may turn in your ADSs at the depositary’s corporate trust office or by providing appropriate instructions to your broker. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares of our common stock and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for ADRs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

You may instruct the depositary to vote the deposited securities underlying your ADSs. Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares of our common stock your ADSs represent. However, you may not know about the meeting sufficiently in advance to withdraw the shares.

If we ask for your instructions, upon timely notice from us, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you may instruct the depositary to vote the shares of our common stock or other deposited securities underlying your ADSs as you direct, including an express indication that such instruction may be given or deemed given in accordance with the second to last sentence of this paragraph if no instruction is received, to the depositary to give a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to Japanese laws and the provisions of our constitutive documents, to vote or to have its agents vote the shares of our common stock or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. If we timely requested the depositary to solicit your instructions but no instructions are received by the depositary from an owner with respect to any of the deposited securities represented by the ADSs of that owner on or before the date established by the depositary for such purpose, the depositary shall deem that owner to have instructed the depositary to give a discretionary proxy to a person designated by us with respect to such deposited securities, and the depositary shall give a discretionary proxy to a person designated by us to vote such deposited securities. However, no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter if we inform the depositary we do not wish such proxy given, substantial opposition exists or the matter materially and adversely affects the rights of holders of shares of our common stock.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the shares of our common stock underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the shares of our common stock underlying your ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will try to give the depositary notice of any such meeting and details concerning the matters to be voted upon sufficiently in advance of the meeting date.

Voting instructions will not be deemed to be received until such time as the ADR department responsible for proxies and voting has received such instructions notwithstanding that such instructions may have been physically received by the depositary prior to such time.

Fees and Expenses

Persons depositing or withdrawing shares must pay:	For:
US$5.00 (or less) per each 100 ADSs

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.05 (or less) per ADS	Any distribution of cash proceeds to you

A fee equivalent to the fee that would be payable if securities distributed to you had been shares of our common stock and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

US$0.05 per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares of our common stock on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADS or share underlying an ADS, including any applicable interest and penalties thereon and any share transfer or other taxes or governmental charges; for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

JPMorgan Chase Bank, N.A., as depositary, has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Furthermore, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time.

The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Reports and Other Communications

The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian and a designated transfer office the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

Additionally, if we make any written communications generally available to holders of our ordinary shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any tax benefit obtained for you.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
Change the nominal or par value of shares of our common stock	The cash, shares or other securities received by the depositary will become deposited securities.

Reclassify, split up or consolidate any of the deposited securities	Each ADS will automatically represent its equal share of the new deposited securities.

Distribute securities on the shares of our common stock that are not distributed to you or recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary within 90 days. In such case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares of our common stock and other deposited securities upon cancellation of ADSs after payment of any fees, charges, taxes or other governmental charges. Six months or more after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination, our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain facilities in New York to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.

These facilities may be closed from time to time, to the extent not prohibited by law or if any such action is deemed necessary or advisable by the depositary or us, in good faith, at any time or from time to time because of any requirement of law, any government or governmental body or commission or any securities exchange on which the ADRs or ADSs are listed, or under any provision of the deposit agreement or provisions of, or governing, the deposited securities, or any meeting of our shareholders or for any other reason.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement, including, without limitation, requirements of any present or future law, regulation, governmental or regulatory authority or share exchange of any applicable jurisdiction, any present or future provisions of our memorandum and articles of association, on account of possible civil or criminal penalties or restraint, any provisions of or governing the deposited securities or any act of God, war or other circumstances beyond our control as set forth in the deposit agreement;

•	are not liable if either of us exercises, or fails to exercise, discretion permitted under the deposit agreement;

•	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any indirect, special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other party;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;

•	disclaim any liability for any action/inaction in reliance on the advice or information of legal counsel, accountants, any person presenting shares of our common stock for deposit, holders and beneficial owners (or authorized representatives) of ADSs, or any person believed in good faith to be competent to give such advice or information;

•	disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADSs; and

•	disclaim any liability for any indirect, special, punitive or consequential damages.

The depositary and any of its agents also disclaim any liability for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the credit-worthiness of any third party, or for any tax consequences that may result from ownership of ADSs, shares of our common stock or deposited securities.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will issue, deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of shares of our common stock, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares of common stock or other deposited securities and payment of the applicable fees, expenses and charges of the depositary;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary or our transfer books are closed or at any time if the depositary or we think it is necessary or advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

You have the right to cancel your ADSs and withdraw the underlying shares of our common stock at any time except:

•	when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of shares of our common stock is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on shares of our common stock;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares of our common stock or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares of our common stock. This is called a pre-release of the ADSs. The depositary may also deliver shares of our common stock upon cancellation of pre-released ADSs (even if the ADSs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares of our common stock are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer (a) owns the shares of our common stock or ADSs to be deposited, (b) assigns all beneficial rights, title and interest in such shares or ADSs to the depositary for the benefit of the owners, (c) will not take any action with respect to such shares or ADSs that is inconsistent with the transfer of beneficial ownership, (d) indicates the depositary as owner of such shares or ADSs in its records, and (e) unconditionally guarantees to deliver such shares or ADSs to the depositary or the custodian, as the case may be; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. Each pre-release is subject to further indemnities and credit regulations as the depositary considers appropriate. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so, including (1) due to a decrease in the aggregate number of ADSs outstanding that causes existing pre-release transactions to temporarily exceed the limit stated above or (2) where otherwise required by market conditions.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on, and compliance with, instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the depositary.

SHARES AND ADSs ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have outstanding 209,992,000 shares of our common stock (including            shares of our common stock represented by            ADSs issued in the international offering). All shares of our common stock sold in this offering (including the shares represented by the ADSs) will be freely transferable by persons other than our ‘‘affiliates’’ without restriction or further registration under the Securities Act. Rule 144 under the Securities Act defines an “affiliate” of a company as a person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, our company. All outstanding shares prior to this offering are “restricted securities” as that term is defined in Rule 144 because they were issued in a transaction or series of transactions not involving a public offering. Restricted securities, in the form of ADSs or otherwise, may be sold only if they are the subject of an effective registration statement under the Securities Act or if they are sold pursuant to an exemption from the registration requirement of the Securities Act such as those provided for in Rule 144 or 701 promulgated under the Securities Act, which rules are summarized below. Restricted shares of our common stock may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S under the Securities Act. Following completion of the global offering, previously outstanding shares of our common stock are eligible for trading on the Tokyo Stock Exchange. This prospectus may not be used in connection with any resale of our ADSs acquired in this offering by our affiliates.

Sales of substantial amounts of our shares or ADSs in the public market could adversely affect their prevailing market prices. Prior to this offering, there has been no public market for shares of our common stock or ADSs, and while we intend to apply to list shares of our common stock on the Tokyo Stock Exchange and our ADSs on the New York Stock Exchange, we cannot assure you that a regular trading market will develop.

Lock-Up Agreements

In connection with this offering, we, our controlling shareholder, certain of our and our subsidiaries’ directors and officers, the LINE Employee Shareholding Association and Mr. Joon Ho Lee, our former director, have entered into lock-up agreements described under “Underwriting” that restrict the sale of shares or ADSs beginning on the date of this prospectus and ending on the date that is 180 days from and including the date of delivery of the shares in the global offering.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated):

•	who is not considered to have been one of our affiliates at any time during the 90 days preceding a sale; and

•	who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell such person’s shares without restriction, subject to our compliance with the reporting obligations under the Exchange Act.

In general, under Rule 144, a person who is our affiliate and has beneficially owned shares of our common stock for at least six months is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1.0% of the number of shares of our common stock then outstanding which will equal approximately 2,099,920 shares of our common stock immediately after this offering; and

•	the average weekly trading volume of shares of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 in connection with the sale.

Any such sales by an affiliate are also subject to manner of sale provisions, notice requirements and our compliance with the Exchange Act reporting obligations. In addition, in each case, these shares would remain subject to any lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Rule 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased shares of our common stock under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701 under the Securities Act, or Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner of sale requirements. However, the Rule 701 shares would remain subject to any applicable lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S under the Securities Act provides that shares owned by any person may be sold without registration in the United States, provided that the sale is effected in an offshore transaction and no directed selling efforts are made in the United States (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that our shares of common stock may be sold in some other manner outside the United States without requiring registration in the United States. Following completion of the global offering, previously outstanding shares of our common stock are eligible for trading on the Tokyo Stock Exchange.

JAPANESE FOREIGN EXCHANGE CONTROLS AND SECURITIES REGULATIONS

Foreign Exchange Regulations

The Foreign Exchange and Foreign Trade Act of Japan (Gaikoku Kawase oyobi Gaikoku Boueki Hou) and related cabinet orders and ministerial ordinances, which we refer to collectively as the Foreign Exchange Regulations, govern certain aspects relating to the acquisition and holding of shares by “exchange non-residents” and by “foreign investors” (as these terms are defined below). It also applies in some cases to the acquisition and holding of ADSs representing shares of our common stock acquired and held by non-residents of Japan and by foreign investors. In general, the Foreign Exchange Regulations currently in effect do not affect transactions between exchange non-residents to purchase or sell shares or ADSs outside Japan using currencies other than Japanese yen.

Exchange residents are defined in the Foreign Exchange Regulations as:

(i)	individuals who reside within Japan; or

(ii)	corporations whose principal offices are located within Japan.

Exchange non-residents are defined in the Foreign Exchange Regulations as:

(i)	individuals who do not reside in Japan; or

(ii)	corporations whose principal offices are located outside Japan.

Generally, branches and other offices of non-resident corporations located within Japan are regarded as exchange residents. Conversely, branches and other offices of Japanese corporations located outside Japan are regarded as exchange non-residents.

Foreign investors are defined in the Foreign Exchange Regulations as:

(i)	individuals who do not reside in Japan;

(ii)	corporations or other entities organized under the laws of foreign countries or whose principal offices are located outside Japan;

(iii)	corporations of which 50% or more of the total voting rights are held, directly or indirectly, by individuals and/or corporations falling within (i) and/or (ii) above; or

(iv)	corporations or other entities having a majority of either (A) directors or other persons equivalent thereto or (B) directors or other persons equivalent thereto having the power of representation who are non-resident individuals.

Acquisition of Shares

Acquisition by an exchange non-resident of shares of a Japanese corporation from an exchange resident requires post facto reporting by the exchange resident to the Minister of Finance of Japan through the Bank of Japan. No such reporting requirement is imposed, however, if:

(i)	the aggregate purchase price of the relevant shares is ¥100 million or less;

(ii)	the acquisition is effected through any bank, financial instruments business operator or other entity prescribed by the Foreign Exchange Regulations acting as an agent or intermediary; or

(iii)	the acquisition constitutes an “inward direct investment” described below.

Inward Direct Investment in Shares of Listed Corporations

If a foreign investor acquires shares of a Japanese company that is listed on a Japanese stock exchange, such as the shares of our common stock, or that is traded on an over-the-counter market in Japan and, as a result of the acquisition, the foreign investor, in combination with any existing holdings, directly or indirectly holds 10% or more of the issued shares of the relevant company, such acquisition constitutes an “inward direct investment” and the foreign investor in general must file a report of the acquisition with the Minister of Finance and any other competent Ministers having jurisdiction over that Japanese company by the 15th day of the month immediately following the month to which the date of such acquisition belongs. In limited circumstances, such as where the foreign investor is in a country that is not listed on an exemption schedule in the Foreign Exchange Regulations, or where that Japanese company is engaged in certain businesses designated by the Foreign Exchange Regulations, a prior notification of the acquisition must be filed with the Minister of Finance and any other competent Ministers, who may then modify or prohibit the proposed acquisition.

Acquisition of shares by foreign investors by way of stock split is not subject to any of the foregoing notification or reporting requirements.

Dividends and Proceeds of Sale

Under the Foreign Exchange Regulations, dividends paid on, and the proceeds from sales in Japan of, shares held by exchange non-residents of Japan may generally be converted into any foreign currency and repatriated abroad.

Japanese Securities Market

The Tokyo Stock Exchange is the largest stock exchange in Japan. The cash equity market of the Tokyo Stock Exchange has been divided into the First Section, the Second Section, the Mothers Market, the TOKYO PRO Market, the JASDAQ Market and the TOKYO PRO-BOND Market. The First Section and the Second Section are the markets for leading major and medium-sized domestic and overseas corporations, and compose the central market of Japan. In particular, the First Section is a top-class international market in terms of both scale and liquidity, with much of the trading conducted by international investors. The First and Second Sections are collectively referred to as the “main market.” Following the business combination between the Tokyo Stock Exchange Group, Inc. and Osaka Securities Exchange Co., Ltd., the First and Second Sections of the Osaka Securities Exchange were integrated into the main market of the Tokyo Stock Exchange as of July 16, 2013.

A company applying for initial listing is required to meet certain numerical listing criteria. The Tokyo Stock Exchange conducts a rigorous examination of an applicant company using these criteria, with particular emphasis on whether or not fair price formation and appropriate market liquidity can be maintained and whether the public interest and protection of investors can be properly ensured. The Tokyo Stock Exchange decides whether or not to approve of the listing based on a comprehensive examination of these factors. At the end of May 2014, in connection with the liquidity and market capitalization requirements, both of which must be satisfied in usual cases, the Tokyo Stock Exchange has amended its listing criteria so that a Japanese company listed or to be listed on a foreign stock exchange can be required to satisfy only either the liquidity or market capitalization requirement.

The Tokyo Stock Exchange has regulations for the appropriate supervision of listed securities. Among other things, the Tokyo Stock Exchange obliges listed companies to release certain facts that it deems necessary for public disclosure to investors at an appropriate time and in an appropriate manner.

TOPIX and Nikkei 225 are commonly used indices in Japan. TOPIX is a free-float adjusted market capitalization-weighted index that is calculated based on all of the domestic common stocks listed on the First Section of the Tokyo Stock Exchange. TOPIX shows the measure of current market capitalization assuming that market capitalization as of the base date (January 4, 1968) is 100 points. The Nikkei 225 is comprised of 225 stocks selected from domestic common stocks in the First Section of the Tokyo Stock Exchange, excluding ETFs, REITs, preferred equity contribution securities, tracking stocks (on subsidiary dividend) etc. other than common stocks.

TAXATION

The following summary of the material Japanese and United States federal income tax consequences of an investment in our shares or ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our shares or ADSs, such as the tax consequences under state, local and other tax laws.

Japanese Taxation

The following is a general summary of the principal Japanese tax consequences (limited to national tax) to owners of shares of our common stock, in the form of shares or ADSs, who are non-resident individuals of Japan or who are non-Japanese corporations without a permanent establishment in Japan, collectively referred to in this section as non-resident holders. The statements below regarding Japanese tax laws are based on the laws and treaties in force and as interpreted by the Japanese tax authorities as of the date of this prospectus, and are subject to changes in applicable Japanese laws, tax treaties, conventions or agreements, or in the interpretation of them, occurring after that date. This summary is not exhaustive of all possible tax considerations that may apply to a particular investor, and potential investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of shares of our common stock, including, specifically, the tax consequences under Japanese law, under the laws of the jurisdiction of which they are resident and under any tax treaty, convention or agreement between Japan and their country of residence, by consulting their own tax advisors.

For the purpose of Japanese tax law and the tax treaty between the United States and Japan, a U.S. holder of ADSs will generally be treated as the owner of the shares underlying the ADSs evidenced by the ADRs.

Generally, a non-resident holder of shares or ADSs will be subject to Japanese income tax collected by way of withholding on dividends (meaning in this section distributions made from our retained earnings for the Companies Act purposes) we pay with respect to shares of our common stock and such tax will be withheld prior to payment of dividends. Stock splits generally are not subject to Japanese income or corporation taxes.

In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of the Japanese withholding tax applicable to dividends paid by Japanese corporations on their shares of stock to non-resident holders is generally 20.42% (or 20% for dividends due and payable on or after January 1, 2038) under Japanese tax law. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as shares or ADSs) to non-resident holders, other than any individual shareholder who holds 3% or more of the total number of shares issued by the relevant Japanese corporation (to whom the aforementioned withholding tax rate will still apply), the aforementioned withholding tax rate is reduced to (i) 15.315% for dividends due and payable up to and including December 31, 2037 and (ii) 15% for dividends due and payable on or after January 1, 2038. The withholding tax rates described above include the special reconstruction surtax (2.1% multiplied by the original applicable withholding tax rate, i.e., 15% or 20%, as the case may be), which is imposed during the period from and including January 1, 2013 to and including December 31, 2037, to fund the reconstruction from the Great East Japan Earthquake.

If distributions were made from our capital surplus, rather than retained earnings, for the Companies Act purposes, the portion of such distributions in excess of the amount corresponding to a pro rata portion of return of capital as determined under Japanese tax laws would be deemed dividends for Japanese tax purposes, while the rest would be treated as return of capital for Japanese tax purposes. The deemed dividend portion, if any, would generally be subject to the same tax treatment as dividends as described above, and the return of capital portion would generally be treated as proceeds derived from the sale of shares and subject to the same tax treatment as sale of shares of our common stock as described below. Distributions made in consideration of repurchase by us of our own shares or in connection with certain reorganization transactions will be treated substantially in the same manner.

Japan has income tax treaties whereby the withholding tax rate (including the special reconstruction surtax) may be reduced, generally to 15%, for portfolio investors, with, among others, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore and Spain, while the income tax treaties with, among others, Australia, France, Hong Kong, the Netherlands, Portugal, Sweden, Switzerland, the United Arab Emirates, the United Kingdom and the United States generally reduce the withholding tax rate to 10% for portfolio investors. In addition, under the income tax treaty between Japan and the United States, dividends paid to pension funds which are qualified U.S. residents eligible to enjoy treaty benefits are exempt from Japanese income taxation by way of withholding or otherwise unless the dividends are derived from the carrying on of a business, directly or indirectly, by the pension funds. Similar treatment is applicable to dividends paid to pension funds under the income tax treaties between Japan and the United Kingdom, the Netherlands and Switzerland. Under Japanese tax law, any reduced maximum rate applicable under a tax treaty shall be available when such maximum rate is below the rate otherwise applicable under the Japanese tax law referred to in the second preceding paragraph with respect to the dividends to be paid by us on our shares or ADSs.

Non-resident holders of our shares who are entitled under an applicable tax treaty to a reduced rate of, or exemption from, Japanese withholding tax on any dividends on our shares, in general, are required to submit, through the withholding agent to the relevant tax authority prior to the payment of dividends, an Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends together with any required forms and documents. A standing proxy for a non-resident holder of shares of our common stock or ADSs may be used in order to submit the application on a non-resident holder’s behalf. In this regard, a certain simplified special filing procedure is available for non-resident holders to claim treaty benefits of reduction of or exemption from Japanese withholding tax, by submitting a Special Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends of Listed Stock, together with any required forms or documents. If the depositary needs investigation to identify whether any non-resident holders of ADSs are entitled to claim treaty benefits of exemption from or reduction of Japanese withholding tax the depositary or its agent submits an application form before payment of dividends so that the withholding cannot be made in connection with such holders for eight months after the record date concerning such payment of dividends. If it is proved that such holders are entitled to claim treaty benefits of exemption from or reduction of Japanese withholding tax within the foregoing eight-month period, the depositary or its agent submits another application form together with certain other documents so that such holder can be subject to exemption from or reduction of Japanese withholding tax. To claim this reduced rate or exemption, such non-resident holder of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership, as applicable, and to provide other information or documents as may be required by the depositary. Non-resident holders who are entitled, under any applicable tax treaty, to a reduced rate of Japanese withholding tax below the rate otherwise applicable under Japanese tax law, or exemption therefrom, as the case may be, but fail to submit the required application in advance may nevertheless be entitled to claim a refund from the relevant Japanese tax authority of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident holders are entitled to a reduced treaty rate under the applicable tax treaty) or the full amount of tax withheld (if such non-resident holders are entitled to an exemption under the applicable tax treaty), as the case may be, by complying with a certain subsequent filing procedure. We do not assume any responsibility to ensure withholding at the reduced treaty rate, or exemption therefrom, for shareholders who would be eligible under an applicable tax treaty but who do not follow the required procedures as stated above.

Gains derived from the sale of our shares or ADSs outside Japan by a non-resident holder that is a portfolio investor will generally not be subject to Japanese income or corporation taxes. Japanese inheritance and gift taxes, at progressive rates, may be payable by an individual who has acquired from another individual our shares or ADSs as a legatee, heir or donee, even if none of the acquiring individual, the decedent or the donor is a Japanese resident.

United States Federal Income Taxation

The following discussion is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of shares of our common stock or ADSs, based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, published administrative interpretations of the U.S. Internal Revenue Service (“IRS”), judicial decisions and the income tax treaty between the United States and Japan (the “Tax Convention”), all of which are subject to differing interpretations and to change, possibly with retroactive effect. This summary does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to hold or dispose of shares of our common stock or ADSs. This summary applies only to U.S. Holders (as defined below) that are initial purchasers of the shares of our common stock or ADSs pursuant to this global offering and that hold the shares of our common stock or ADSs as “capital assets” for U.S. federal income tax purposes. It does not address the tax treatment of investors subject to special tax rules, such as banks or other financial institutions, tax-exempt entities, partnerships (or entities or arrangements treated as partnerships for U.S. federal income tax purposes) or partners therein, insurance companies, dealers in securities, traders in securities that elect mark to market treatment for their securities, a person whose functional currency for tax purposes is not the U.S. dollar, investors that own or are treated as owning 10% or more of our voting stock (taking into account common shares held directly or through depositary arrangements), or investors that hold common shares or ADSs as part of a straddle, hedging, conversion or other integrated transaction. In addition, this summary does not address the tax consequences to U.S. Holders of acquiring, owning, or disposing of the common shares or ADSs under any U.S. federal estate or gift tax, U.S. alternative minimum tax, or U.S. state or local, foreign or other tax laws (such as the Medicare contribution tax on net investment income).

For purposes of this discussion, “U.S. Holder” means a beneficial owner of common shares or ADSs that is for U.S. federal income tax purposes (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of, the United States, any State thereof or the District of Columbia, or (iii) otherwise subject to U.S. federal income tax on a net income basis with respect to the common shares or ADSs.

This summary is based, in part, upon the representations made by the depositary to us and assumes that the deposit agreement for the ADSs, and all other related agreements, will be performed in accordance with their terms.

Prospective purchasers should consult their own tax advisors concerning the U.S. federal, state, local, foreign and other tax consequences of acquiring, owning, and disposing of shares of our common stock or ADSs in light of their particular circumstances.

Treatment of the ADSs

U.S. Holders of ADSs generally will be treated for U.S. federal income tax purposes as holding shares of our common stock represented by the ADSs. No gain or loss will be recognized on an exchange of shares of our common stock for ADSs or an exchange of ADSs for shares of our common stock if the depositary has not taken any action inconsistent with the material terms of the deposit agreement for the ADSs or the U.S. Holder’s ownership of the underlying shares of our common stock. A U.S. Holder’s tax basis in the shares of our common stock received in exchange for ADSs will be the same as its tax basis in the ADSs, and the holding period in the shares will include the holding period in the ADSs.

Dividends

Subject to the application of the PFIC rules discussed below, a U.S. Holder generally will recognize ordinary dividend income in an amount equal to the amount of any cash and the value of any property we distribute as a distribution with respect to the U.S. Holder’s common stock (or ADSs), to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, when the distribution is received (or when received by the depositary in the case of ADSs). We do not intend to maintain calculations of earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that distributions paid with respect to the shares of our common stock or ADSs generally will be treated as dividends. Dividends will not be eligible for the dividends received deduction generally allowable to U.S. corporations under the Code. Dividends paid on the shares of our common stock or ADSs will be treated as “qualified dividends” taxable at preferential rates, if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules, (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC, and (iii) the U.S. Holder satisfies certain holding period and other requirements. The Tax Convention has been approved for the purposes of the qualified dividend rules and we believe we will be eligible for the benefits of the Tax Convention.

Dividend income will include any amounts withheld in respect of Japanese taxes, and will be treated as foreign-source income for foreign tax credit purposes. Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s circumstances, Japanese taxes withheld from dividends on shares of our common stock or ADSs generally will be creditable against the U.S. Holder’s U.S. federal income tax liability to the extent such taxes do not exceed any reduced withholding rate available under the Tax Convention. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, a U.S. Holder may, at its election, deduct creditable foreign taxes, including Japanese taxes, in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued by the U.S. Holder in the taxable year.

Dividends paid in a currency other than U.S. dollars will be includable in income in a U.S. dollar amount based on the exchange rate in effect on the date of receipt (or the date of the depositary’s receipt in the case of ADSs), whether or not the payment is converted into U.S. dollars at that time. A U.S. Holder should not recognize any foreign currency gain or loss in respect of the distribution if the foreign currency is converted into U.S. dollars on the date the distribution is received. If the foreign currency is not converted into U.S. dollars on the date of receipt, however, gain or loss may be recognized upon a subsequent sale or other disposition of the foreign currency. The foreign currency gain or loss (if any) generally will be treated as ordinary income or loss to the U.S. Holder and generally will be treated as U.S.-source income or loss, which may be relevant in calculating the U.S. Holder’s foreign tax credit limitation.

Disposition

Subject to the application of the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss upon the sale, exchange (other than an exchange of ADSs for shares of our common stock or shares for ADSs) or other taxable disposition of the shares of our common stock or ADSs in an amount equal to the difference between the U.S. dollar value of the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in the shares of our common stock or ADSs as determined in U.S. dollars. A U.S. Holder’s adjusted tax basis in the shares of our common stock or ADSs generally will be its U.S. dollar cost. The gain or loss generally will be treated as U.S.-source gain or loss. Net long-term capital gain recognized by a non-corporate U.S. Holder generally will be taxed at a preferential rate. Deductions for capital losses are subject to limitations.

The amount realized by a U.S. Holder on a sale, exchange (other than an exchange of ADSs for shares of our common stock or shares for ADSs) or other taxable disposition of shares of our common stock or ADSs for an amount in a currency other than U.S. dollars will be the U.S. dollar value of that amount on the date of sale, exchange or disposition. On the settlement date, the U.S. Holder will recognize U.S.-source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between that U.S. dollar value and the U.S. dollar value as of the settlement date of the amount received, in each case based on the exchange rates in effect on the relevant date. However, in the case of shares of our common stock or ADSs that are traded on an established securities market that are sold by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), the amount realized will be based on the exchange rate in effect on the settlement date for the sale, and no exchange gain or loss will be recognized at that time. A U.S. Holder will have a tax basis in the currency received equal to the U.S. dollar value of the currency received on the settlement date. Any gain or loss on a subsequent conversion or other disposition of the currency for a different U.S. dollar amount generally will be U.S.-source ordinary income or loss, which may be relevant in calculating the U.S. Holder’s foreign tax credit limitation.

Passive Foreign Investment Company

We will be classified as a PFIC in any taxable year in which, after taking into account our income and gross assets (and the income and assets of our subsidiaries pursuant to applicable “look-through rules”) either (i) 75% or more of our gross income consists of certain types of “passive income” or (ii) 50% or more of the average quarterly value of our assets is attributable to “passive assets” (i.e., assets that produce or are held for the production of passive income). We believe that we were not a PFIC for U.S. federal income tax purposes in 2015 and do not expect to be a PFIC in 2016. However, PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets. Because our belief is based in part on the expected market value of our equity, a decrease in the trading price of our common stock and/or ADSs following this offering may result in our becoming a PFIC. Additionally, the overall level of our passive assets will be significantly affected by changes in the amount of our cash, cash equivalents and securities held for investment, each of which may be classified as passive assets under the PFIC rules.

If we were to be or become a PFIC in any year during which a U.S. Holder owns shares of our common stock or ADSs, and the U.S. Holder has not made a mark to market election (as described below), the U.S. Holder generally will be subject to special rules (regardless of whether we continue to be a PFIC) with respect to its receipt of (i) any “excess distribution” (generally, any distribution on shares of common stock or ADSs that is greater than 125 percent of the average annual distributions paid to the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the shares or ADSs) and (ii) any gain realized on the sale or other disposition of shares of common stock or ADSs.

Under these rules (a) the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year. If we are a PFIC, a U.S. Holder of shares of our common stock or ADSs generally will be subject to similar rules with respect to distributions to us by, and dispositions by us of the stock of, any of our direct or indirect subsidiaries that are also PFICs.

A U.S. Holder can avoid the interest charge described above by making a mark to market election with respect to its shares or ADSs, provided that the shares or ADSs are considered “marketable.” The shares or ADSs will be considered marketable if they are regularly traded on certain qualifying U.S. stock exchanges, such as the New York Stock Exchange, or on a foreign stock exchange if it is properly regulated and meets certain trading, listing, financial disclosure and other requirements. For this purpose, shares and ADSs will be considered regularly traded (i) during the current calendar year if they are traded, other than in de minimis quantities, on at least 1/6 of the days remaining in the quarter in which the global offering occurs, and on at least 15 days during each remaining quarter of the calendar year; and (ii) during any other calendar year if they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Holder that makes a mark to market election must include in ordinary income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of its shares or ADSs at the close of the taxable year over its adjusted basis therein. An electing holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. Holder’s adjusted basis in shares or ADSs over their fair market value at the close of the taxable year, but this deduction is allowable only to the extent of any net mark to market gains for prior years. Any income or deductions taken into account under these mark to market rules will also increase or decrease a U.S. Holder’s adjusted tax basis in its shares or ADSs. Gains from an actual sale or other taxable disposition of shares or ADSs will be treated as ordinary income, and any losses incurred on a sale or other taxable disposition of shares or ADSs will be treated as an ordinary loss to the extent of any net mark to market gains for prior years. Once made, the election cannot be revoked without the consent of the IRS unless the shares or ADSs cease to be marketable. If we are a PFIC for any year in which the U.S. Holder owns shares of our common stock or ADSs but before a mark to market election is made, the interest charge rules described above will apply to any mark to market gain recognized in the year the election is made.

The Code provides an alternative election (a “QEF election”) to U.S. Holders that may mitigate the adverse U.S. federal income tax consequences to an electing U.S. Holder should we be classified as a PFIC. However, we do not intend to provide holders with the information necessary to make a QEF election. Thus, a U.S. Holder seeking to mitigate the potential adverse effects of the PFIC rules should consider making the mark to market election described above. A U.S. Holder should consult its tax advisor regarding the potential U.S. federal income tax consequences should we be classified as a PFIC in any taxable year.

As discussed in more detail below under “PFIC Reporting,” a U.S. Holder of shares of common stock or ADSs during any year in which we are treated as a PFIC generally will be required to file an annual report containing information with respect to its interest in a PFIC.

Reporting and Backup Withholding

Dividends on and proceeds from the sale or other disposition of shares of our common stock or ADSs that are made within the United States or through certain U.S.-related financial intermediaries may be reported to the IRS. Certain exempt recipients, such as corporations, are not subject to the information reporting or backup withholding requirements if they establish an exemption. Backup withholding may apply to amounts subject to reporting if the U.S. Holder fails to provide an accurate U.S. taxpayer identification number or otherwise to establish a basis for exemption. Backup withholding is not an additional tax. A U.S. Holder can claim a credit against its U.S. federal income tax liability for amounts withheld under the backup withholding rules, and a U.S. Holder can claim a refund for amounts in excess of its tax liability if it provides the required information to the IRS.

Each prospective purchaser should consult its own tax advisor regarding the application of the information reporting and backup withholding rules.

PFIC Reporting

Subject to certain exceptions, a U.S. Holder is required to file an annual information return, currently on Form 8621, with respect to each PFIC in which it owns an interest directly or, in some cases, indirectly (including through certain pass-through entities), and the statute of limitations for collections may be suspended if it does not file such form. If we are a PFIC and own an interest in another PFIC, holders of shares of our common stock or ADSs would be treated as owning a proportionate amount (by value) of the stock of such other PFIC. However, we may be unable to provide investors in shares of our common stock or ADSs with the information necessary to comply with reporting obligations with respect to such other PFIC. U.S. Holders should consult their own tax advisors regarding the PFIC reporting requirements.

Foreign Financial Asset Reporting

Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. The understatement of income attributable to “specified foreign financial assets” in excess of U.S.$5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. U.S. Holders who fail to report the required information could be subject to substantial penalties. Prospective investors are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.

UNDERWRITING

The global offering consists of (i) an international offering of                 shares, in the form of shares or ADSs, in the United States and elsewhere outside Japan and (ii) a Japanese offering of                 shares inside Japan. Morgan Stanley & Co. LLC, Nomura Securities Co., Ltd., Goldman Sachs Japan Co., Ltd. and JPMorgan Securities Japan Co., Ltd. have been appointed as the joint global coordinators for the global offering.

Under the terms and subject to the conditions contained in the international underwriting agreement dated the date of this prospectus, the international underwriters named below, for whom Morgan Stanley & Co. LLC, Goldman, Sachs & Co., J.P. Morgan Securities LLC and Nomura Securities International, Inc. are acting as international representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name of International Underwriter	Number of Shares
Morgan Stanley & Co. LLC
Goldman, Sachs & Co.
J.P. Morgan Securities LLC
Nomura Securities International, Inc.

Total:

The international underwriters may elect to take delivery of all or a portion of the shares purchased in the form of ADSs. The international underwriters are offering the shares and ADSs subject to their acceptance of the shares and ADSs from us and subject to prior sale. The international underwriting agreement provides that the obligations of the several international underwriters to pay for and accept delivery of the shares and ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The international underwriters are obligated to take and pay for all of the shares and ADSs offered by this prospectus if any such shares or ADSs are taken. However, the international underwriters are not required to take or pay for the shares and ADSs covered by the over-allotment option granted to Morgan Stanley & Co. LLC, as representative of the international underwriters, as described below.

Certain of the international underwriters may resell shares or ADSs to or through one or more of their affiliates as selling agent. Any offers and sales in the United States will be conducted by broker-dealers registered with the SEC.

We have also entered into a Japanese underwriting agreement with certain Japanese underwriters. The Japanese underwriting agreement provides for the concurrent offering and sale by us in Japan of an aggregate of                 shares. Nomura Securities Co., Ltd. is the representative of the Japanese underwriters. The closing for the sale of shares or ADSs in the international offering is conditioned upon the closing of the Japanese offering and vice versa.

Initial offers and sales of shares of our common stock outside the United States have not been registered under the Securities Act in reliance upon Regulation S thereunder. This prospectus may be used in connection with initial offers and sales of the shares and ADSs outside of the United States and Japan, and insofar as the shares and ADSs are reoffered or resold from time to time in the United States in transactions that require registration under the Securities Act.

Options to Purchase Additional Shares

We have granted to Morgan Stanley & Co. LLC, as representative of the international underwriters, an option, exercisable until August 15, 2016, to purchase up to an aggregate of                 additional shares at the

public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. Morgan Stanley & Co. LLC, on behalf of the international underwriters, may exercise this option solely for the purpose of returning borrowed shares used to cover over-allotments, if any, made by the international underwriters in connection with the international offering. In addition, in connection with the Japanese offering, we have granted to Nomura Securities Co., Ltd., as representative of the Japanese underwriters, an option, exercisable until August 15, 2016, to purchase up to an additional                 shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. Nomura Securities Co., Ltd., as representative of the Japanese underwriters, may exercise this option solely for the purpose of returning borrowed shares used to cover over-allotments, if any, made by the Japanese underwriters in connection with the Japanese offering. The option granted to Nomura Securities Co., Ltd., as representative of the Japanese underwriters, and the option granted to Morgan Stanley & Co. LLC, as representative of the international underwriters, may be exercised independently of each other.

In connection with over-allotments, if any, in the Japanese offering and the international offering, Nomura Securities Co., Ltd., as representative of the Japanese underwriters, and an affiliate of Morgan Stanley & Co. LLC, as representative of the international underwriters, will each enter into stock borrowing agreements with NAVER Corporation to facilitate settlement. Nomura Securities Co., Ltd. and the affiliate of Morgan Stanley & Co. LLC are obligated to return all borrowed shares to NAVER Corporation concurrently with the expiration of the over-allotment options granted by us. Following return of the borrowed shares, the shareholder has agreed to remain subject to the lock-up agreement terms described below.

Intersyndicate Agreement

The international underwriters and the Japanese underwriters have entered into an intersyndicate agreement that provides for the coordination of their activities. Under the intersyndicate agreement, the international underwriters and the Japanese underwriters have agreed that the Japanese underwriters may sell a limited number of shares to the international underwriters for resale by the international underwriters in the international offering. To the extent there are transfers or sales of shares under the intersyndicate agreement, at the discretion of the joint global coordinators, the number of shares or ADSs initially available for sale in the international offering may be greater, and the number of shares initially available for sale in the Japanese offering may be less, than the number of shares or ADSs described on the cover page of this prospectus as being offered in each respective offering.

Pursuant to the intersyndicate agreement, as part of the distribution of our shares in the global offering and subject to certain exceptions, the international underwriters and the Japanese underwriters have agreed that (i) the international underwriters will neither purchase, directly or indirectly, any shares offered in the global offering for the account of any Japanese person, nor offer or sell, directly or indirectly, any shares or ADSs offered in the global offering or distribute any prospectus relating to such shares in Japan or to any Japanese person, and (ii) the Japanese underwriters will neither purchase, directly or indirectly, any shares offered in the global offering for the account of any person or entity other than a Japanese person, nor offer or sell, directly or indirectly, any such shares or distribute any prospectus relating to such shares outside Japan or to any person or entity other than a Japanese person.

Commissions and Expenses

The international underwriters initially propose to offer part of the shares and ADSs directly to the public at the offering prices listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares and ADSs, the offering prices and other selling terms may from time to time be varied by the international representatives.

The purchase price for shares offered by this prospectus and in the Japanese offering, as well as the commission we must pay on each share, will be the same.

The following table shows the public offering price, underwriting discounts and commissions, and proceeds before expenses to us for the international offering, each on a per ADS basis, a per share basis and a total basis. The figures in the “Total” columns are shown assuming both no exercise and full exercise by Morgan Stanley & Co. LLC of the option to purchase up to an additional                 shares.

Total
	Per ADS	Per Share	No Exercise	Full Exercise
Public offering price	$	¥	¥	¥
Underwriting discounts and commissions to be paid by us
Proceeds, before expenses, to us

Under the international underwriting agreement, we will receive the proceeds from the international underwriters in Japanese yen regardless of whether the shares are sold in the form of shares or ADSs although the international underwriters may receive payment in dollars.

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $               , which includes legal, accounting and printing costs and various other fees associated with the registration of our shares and ADSs. We have agreed to reimburse the international underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority (“FINRA”) up to $               .

The international underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares or ADSs offered by them.

Listing

We have received approval to list and trade shares of our common stock on the Tokyo Stock Exchange under the securities identification code “3938.” We will apply for listing of our ADSs on the New York Stock Exchange under the symbol “LN.”

We expect that delivery of our shares and ADSs will be made to investors against payment therefor on or about July 15, 2016, which will be the fourth business day following the date of pricing of the global offering (such settlement being referred to as “T+4”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade our shares or ADSs prior to delivery hereunder will be required, by virtue of the fact that our shares and ADSs initially settle in T+4, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of our shares or ADSs who wish to trade our shares or ADSs prior to their date of delivery hereunder should consult their advisors.

The initial price to the public of our shares and ADSs sold in the global offering will be determined on the date of this prospectus. In order to permit completion of the subscription period in Japan, however, ADSs offered in the global offering will not commence trading on the New York Stock Exchange until three business days from the date of pricing. Trading of shares on the Tokyo Stock Exchange will commence the business day immediately following the commencement of trading on the New York Stock Exchange.

Sales to Designated Purchaser

At our request, the Japanese underwriters have reserved up to 650,000 shares of our common stock to be sold to the LINE Employee Shareholding Association as a “designated purchaser” pursuant to the rules of the Japan Securities Dealers Association. Accordingly, in the Japanese offering, the LINE Employee Shareholding

Association will purchase              shares of our common stock at the offering price. The aggregate holdings by the designated purchaser will be approximately             % of our outstanding shares of common stock after this global offering.

Lock-up Agreements

We, NAVER Corporation, certain of our and our subsidiaries’ directors and officers, the LINE Employee Shareholding Association and Mr. Joon Ho Lee, our former director, have agreed that, without the prior written consent of the joint global coordinators (and, in the case of the LINE Employee Shareholding Association, the joint global coordinators and the Japanese joint lead managers named in the Japanese underwriting agreement), we and they will not, among other things, during the period beginning on the date of this prospectus and ending on the date that is 180 days from and including the date of delivery of the shares in the global offering (the “restricted period”):

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares or ADSs or any securities convertible into or exercisable or exchangeable for shares or ADSs, whether any such transaction is to be settled by delivery of shares, ADSs or such other securities, in cash or otherwise; or

•	enter into any derivative or other transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the shares or ADSs.

We are not subject to the restrictions described in the immediately preceding paragraph with respect to:

•	the shares and ADSs to be sold under the international underwriting agreement and under the Japanese underwriting agreement; or

•	the options to purchase shares to be granted to Morgan Stanley & Co. LLC, as representative of the international underwriters, and to Nomura Securities Co., Ltd., as representative of the Japanese underwriters, and shares to be issued or delivered upon the exercise of such options.

Subject to compliance with the notification requirements under FINRA Rule 5131 applicable to lock-up agreements with our directors or officers, if the joint global coordinators, in their sole discretion, agree to release or waive the restrictions set forth in a lock-up agreement for an officer or director of us and provide us with notice of the impending release or waiver at least three business days before the effective date of the release or waiver, we agree to announce the impending release or waiver by issuing a press release through a major news service at least two business days before the effective date of the release or waiver.

Stabilization, Short Positions and Penalty Bids

In order to facilitate the offering of the shares and ADSs, the international underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the shares or ADSs in accordance with Regulation M under the Exchange Act. Specifically, the international underwriters may sell more shares or ADSs than they are obligated to purchase under the international underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares and ADSs available for purchase by the international underwriters under their over-allotment option. The international underwriters can close out a covered short sale by exercising their over-allotment option or purchasing shares or ADSs in the open market. In determining the source of shares or ADSs to close out a covered short sale, the international underwriters will consider, among other things, the open market price of shares and ADSs compared to the price available under their over-allotment option. The international underwriters may also sell shares and ADSs in excess of their over-allotment option, creating a naked short position. The international underwriters must close out any naked short position by purchasing shares or ADSs in the open market. A naked short position is more likely to be created if the international underwriters are concerned that there may be downward pressure on the price of the shares or ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the international underwriters may bid for, and purchase, shares or ADSs in the open market to stabilize the price of the shares or ADSs. These activities may raise or maintain the market price of the shares or ADSs above independent market levels or prevent or retard a decline in the market price of the shares or ADSs. The international underwriters are not required to engage in these activities and may end any of these activities at any time.

In addition to stabilization and short position transactions of the international underwriters described above in connection with the international offering, Nomura Securities Co., Ltd. may also purchase shares on the Tokyo Stock Exchange to reduce any syndicate short position created by over-allotment sales in lieu of exercising all or part of the Japanese underwriters’ over-allotment option in compliance with all applicable laws. Nomura Securities Co., Ltd. is not required to engage in these activities and may end any of these activities at any time. Such transactions may have the effect of raising or maintaining the market price of our shares or preventing or retarding a decline in the market price of our shares. As a result, the price of our shares may be higher than the price that might otherwise exist in the open market.

Indemnification

We and the international underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Electronic Distribution

A prospectus in electronic format may be made available on websites maintained by one or more of the international underwriters, or selling group members, if any, participating in this offering. The international representatives may agree to allocate a number of shares or ADSs to international underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the international representatives to international underwriters that may make internet distributions on the same basis as other allocations.

Relationships

The international underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the international underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, and for our parent, NAVER Corporation, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the international underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The international underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our shares or ADSs. The initial public offering price will be determined by negotiations between us, the international representatives and the Japanese representatives. Among the factors considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

No Qualification of Shares or ADSs Outside of the United States and Japan

Other than in the United States and Japan, no action has been taken by us or the underwriters that would permit a public offering of the shares or ADSs offered in the global offering in any jurisdiction where action for that purpose is required. The shares and ADSs offered in the global offering may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of such shares or ADSs be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the global offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares or ADSs offered in the global offering in any jurisdiction in which such an offer or a solicitation is unlawful.

Selling Restrictions

Australia. The provision of this prospectus to any person does not constitute an offer of shares or ADSs to that person or an invitation to that person to apply for shares or ADSs. Any such offer or invitation will only be extended to a person in Australia if that person is a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Cth) (“Australian Corporations Act”) or is a sophisticated investor or is a professional investor for the purposes of sections 708(8) or 708(11) of the Australian Corporations Act, respectively (all such persons together being referred to as a “wholesale investor”).

This prospectus is intended to be provided only to wholesale investors. By retaining this prospectus, the recipient represents that the recipient is a wholesale investor.

This prospectus is not intended to be distributed or passed on, directly or indirectly, to any other class of persons in Australia.

No persons referred to in this prospectus hold an Australian financial services license.

The information in this prospectus is not personal advice and has been prepared without taking into account any investor’s investment objectives, financial situation or particular needs. Before acting on the information the investor should consider its appropriateness having regard to their investment objectives, financial situation and needs and consider obtaining their own financial product advice from an independent person who is licensed by the Australian Securities and Investments Commission (“ASIC”) to give such advice.

This prospectus has not been prepared specifically for Australian investors and does not purport to include all of the information required in a product disclosure statement, prospectus or other disclosure document under the Australian Corporations Act. It:

•	may contain references to dollar amounts which are not Australian dollars;

•	may contain financial information which is not prepared in accordance with Australian law or practices;

•	may not address risks associated with investment in foreign currency denominated investments; and

•	does not address Australian tax issues.

If a person to whom shares or ADSs are issued (“Investor”) on-sells shares or ADSs within 12 months from their issue, the Investor will be required to lodge a prospectus with ASIC unless either:

(a)	that sale is to another wholesale investor; or

(b)	the sale offer is received outside Australia.

Each Investor acknowledges the above and, by applying for shares or ADSs, gives an undertaking not to sell those shares or ADSs in any circumstances other than those described in paragraphs (a) and (b) above for 12 months after the date of issue.

This prospectus is issued by LINE. We are not licensed in Australia to provide financial product advice in relation to the shares or ADSs. An investor in the shares or ADSs will not have cooling off rights.

This prospectus does not constitute a product disclosure statement, prospectus or other disclosure document under the Australian Corporations Act and will not be lodged with ASIC.

Canada. The shares and ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares or ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the international underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands. This prospectus does not constitute a public offer of the shares or ADSs, whether by way of sale or subscription, in the Cayman Islands. Shares or ADSs have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

Dubai International Financial Centre. This prospectus relates to an “Exempt Offer” in accordance with the Markets Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to Professional Clients (as defined by the DFSA) who are not natural persons. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved the shares or ADSs or this prospectus nor taken steps to verify the information set out in the prospectus, and has no responsibility for it. The shares, ADSs and interests therein to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares or ADSs and the respective interests therein should conduct their own due diligence on the shares and ADSs. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

In relation to its use in the Dubai International Financial Centre, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the shares or ADSs may not be offered or sold directly or indirectly to the public in the Dubai International Financial Centre.

Member States of the European Economic Area. In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of our shares or ADSs may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the underwriters; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares or ADSs shall require us or the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any of our shares or ADSs or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any of our shares or ADSs being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares or ADSs acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any of our shares or ADSs to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained for each such proposed offer or resale.

We, the underwriters and our respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of our shares or ADSs in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of our shares or ADSs. Accordingly, any person making or intending to make an offer in that Relevant Member State of our shares or ADSs which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of our shares or ADSs in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any of our shares or ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares or ADSs to be offered so as to enable an investor to decide to purchase or subscribe our shares or ADSs, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive) and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong. The shares and ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules promulgated thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares or ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares or ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules promulgated thereunder.

Japan. Neither the shares to be offered in the international offering nor ADSs may be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except (1) pursuant to an exemption from the registration requirements of the FIEA and (2) otherwise in compliance with the FIEA and other relevant laws, regulations and governmental guidelines of Japan.

Korea. The shares and ADSs may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Financial Investment Services and Capital Markets Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The shares and ADSs have not been registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the shares and ADSs may not be resold to Korean residents unless the purchaser of the shares or ADSs complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with their purchase.

Kuwait. Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the shares or ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

People’s Republic of China (excluding Hong Kong, Macau and Taiwan). The shares or ADSs may not be offered or sold directly or indirectly within the People’s Republic of China, which, for the purpose of this section of this prospectus, does not include Hong Kong, Macau and Taiwan (the “PRC”), except offers and sales made privately to no more than 200 specified investors in the PRC complying with requirements described in the paragraph below. This prospectus or any information contained or incorporated by reference herein relating to the shares or ADSs does not constitute an offer to sell or the solicitation of an offer to buy any securities in the PRC. This prospectus, any information contained herein or the shares or ADSs have not been, and will not be, submitted to, approved by, verified by or registered with any relevant governmental authorities in the PRC and thus may not be supplied to the public in the PRC or used in connection with any offer for the subscription or sale of the shares or ADSs in the PRC.

The shares or ADSs may only be invested by investors in the PRC that are authorized to engage in the investment in the shares or ADSs of the type being offered or sold. Investors in the PRC are responsible for obtaining all relevant governmental approvals, verifications, licenses or registrations (if any) from all relevant

PRC governmental authorities, including, but not limited to, the State Administration of Foreign Exchange, or other relevant regulatory bodies, and complying with all relevant PRC regulations, including, but not limited to, any relevant foreign exchange regulations and/or overseas investment regulations.

Qatar. In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Saudi Arabia. This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Singapore. This prospectus or any other offering material relating to our shares or ADSs has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act (the “SFA”), Chapter 289 of Singapore. Accordingly, (a) our shares and ADSs have not been, and will not be, offered or sold or made the subject of an invitation for subscription or purchase of such shares and ADSs in Singapore, and (b) this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our shares and ADSs have not been and will not be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor as specified in Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275 of the SFA) and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Switzerland. Neither this prospectus nor any other document relating to the shares and ADSs constitutes a public offering prospectus within the meaning of article 652a or 1156 of the Swiss Federal Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange Ltd. The shares and ADSs may not be publicly offered, sold or advertised, directly or indirectly, in or from Switzerland. Neither this prospectus nor any other document relating to the shares or ADSs may be publicly distributed or otherwise made publicly available in or from Switzerland. This prospectus is not intended as an offer or solicitation with respect to the purchase or sale of the shares or ADSs by the public and may be distributed only on a private placement basis, without any public distribution, offering or marketing in, or from, Switzerland, provided that any such distribution does not occur as a result of, or in connection with, public solicitation or marketing with respect to the purchase or sale of the shares or ADSs.

United Arab Emirates (excluding the Dubai International Centre). The shares and ADSs have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (1) in compliance with all applicable laws and regulations of the United Arab Emirates; and (2) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

United Kingdom. This prospectus is only being distributed to and is only directed at: (1) persons who are outside the United Kingdom; (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (3) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as “relevant persons”). The shares or ADSs are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the shares or ADSs will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that are expected to be incurred in connection with the offer and sale of shares of our common stock by us.

Type of expenses	Amount
SEC registration fee		$71,336
New York Stock Exchange listing fee		*
FINRA fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation organized under Japanese law. Most of our directors, corporate auditors and executive officers reside in Japan or Korea and significantly all of our assets and the assets of such persons are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon these persons or us or to enforce against them or us judgments obtained in U.S. courts, whether or not predicated upon the civil liability provisions of the federal securities laws of the United States or of the securities laws of any state of the United States. There is doubt as to the enforceability in Japan or Korea, either in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely on the federal securities laws of the United States or the securities laws of any state of the United States.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and securities under the Securities Act with respect to the underlying shares of our common stock represented by the ADSs to be sold in this offering. A related registration statement on Form F-6 will be filed with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and shares of our common stock and ADSs.

Immediately upon completion of this offering we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F which we are required to file within four months of the end of each fiscal year, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also obtain additional information over the internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with IFRS as issued by the IASB, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

LEGAL MATTERS

We are being represented by Cleary Gottlieb Steen & Hamilton LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Simpson Thacher & Bartlett LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the shares offered in this offering and certain legal matters as to Japanese law will be passed upon for us by Nishimura & Asahi. Certain legal matters as to Japanese law will be passed upon for the underwriters by Anderson Mori & Tomotsune.

EXPERTS

The financial statements as of December 31, 2014 and for each of the two years in the period ended December 31, 2014 included in this prospectus have been audited by Deloitte Touche Tohmatsu LLC, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the distribution of our interest in the Hangame branded business, including related subsidiaries, to NAVER Corporation (formerly known as NHN Corporation) in April 2013, the disposal of the online matching services business in December 2013, the disposal of the data management business in September 2014, and LINE Plus Corporation’s buy-back of the 40% interest in LINE Plus Corporation owned by NAVER Corporation in September 2014). Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The offices of Deloitte Touche Tohmatsu LLC are located at Shinagawa Intercity 15-3, Konan 2-chome, Minato-ku, Tokyo, 108-6221, Japan.

The financial statements as of December 31, 2015 and for the year ended December 31, 2015 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Aarata, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

The offices of PricewaterhouseCoopers Aarata are located at Sumitomo Fudosan Shiodome Hamarikyu Bldg., 8-21-1 Ginza, Chuo-ku, Tokyo 104-0061, Japan.

CHANGE IN ACCOUNTANTS

We have appointed a new independent registered public accounting firm to audit our financial statements starting with our fiscal year beginning January 1, 2015. In September 2014, in anticipation of the expiry of the engagement of its independent registered public accounting firm at the end of 2014, NAVER Corporation began an audit tender process with the intention of appointing an independent registered public accounting firm to act as the sole auditor for itself as well as its material subsidiaries, including LINE Corporation, in order to enhance consistency and efficiency of the consolidated audit of NAVER Corporation. In December 2014, after the tender process and careful consideration, NAVER Corporation decided to engage Samil PricewaterhouseCoopers as its new independent registered public accounting firm as of January 1, 2015. In line with NAVER Corporation’s decision, we informed Deloitte Touche Tohmatsu LLC (“Deloitte”) of our intention to engage PricewaterhouseCoopers Aarata (“PwC”) to serve as our independent registered public accounting firm, effective January 1, 2016, following the completion of our initial public offering as expected at the time, but to continue to engage Deloitte for fiscal year 2015.

After consideration, Deloitte declined to stand for re-election as our independent registered public accounting firm for 2015, which it indicated it would not have so declined had the future engagement been for multiple years and had Deloitte also been appointed as the sole auditor for NAVER Corporation and its material subsidiaries. As a result, in January 2015, our management decided to appoint PwC as our new independent registered public accounting firm beginning fiscal year 2015. This change in our independent registered public accounting firm was not related to the material weaknesses in our internal control over financial reporting that were identified as described elsewhere in this prospectus.

During the two fiscal years ended December 31, 2014 and the subsequent interim period through July 16, 2015, there were no disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused it to make reference to the subject matter of the disagreements in connection with any of its reports. There were also no “reportable events” within the meaning of Regulation S-K (“Regulation S-K”) under the Securities Act, except that as of December 31, 2013 and 2014, we did not maintain effective internal control over financial reporting due to the material weaknesses identified. Deloitte’s reports with respect to our consolidated financial statements did not contain any adverse opinion or disclaimer of opinion, or qualification or modification as to uncertainty, audit scope or accounting principles.

Prior to PwC’s engagement, we did not consult PwC regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or (ii) any matter that was either the subject of a “disagreement” or a “reportable event” within the meaning of Regulation S-K.

We provided Deloitte with a copy of the foregoing disclosure and requested Deloitte to furnish us with a letter addressed to the SEC stating whether it agrees with the above statements and, if not, stating the respects in which it does not agree. We have received the requested letter from Deloitte, a copy of which is included as an exhibit to the registration statement that includes this prospectus.

INDEX TO FINANCIAL STATEMENTS

Audited consolidated financial statements

Unaudited consolidated financial statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of LINE Corporation:

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows present fairly, in all material respects, the financial position of LINE Corporation and its subsidiaries at December 31, 2015, and the results of their operations and their cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Aarata

Tokyo, Japan

April 15, 2016, except for accounting for the MixRadio service as a discontinued operation as described in Note 3(1), as to which the date is May 25, 2016.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of

LINE Corporation:

We have audited the accompanying consolidated statement of financial position of LINE Corporation and subsidiaries (the “Company”) as of December 31, 2014, and the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LINE Corporation and subsidiaries as of December 31, 2014, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Note 24 to the consolidated financial statements, the Company distributed its interest in the Hangame business and related subsidiaries, to NAVER Corporation (formerly NHN Corporation) on April 1, 2013. The Company also disposed of its online match-making services business on December 2, 2013. In addition, the Company disposed of its data management business on September 30, 2014. The gain on disposal and results prior to the distribution and disposal are included in profit from discontinued operations, net of tax in the accompanying consolidated financial statements.

As discussed in Note 3 to the consolidated financial statements, in September 2014, LINE Plus Corporation bought back the 40% interest in LINE Plus Corporation owned by NAVER Corporation by paying NAVER Corporation approximately 8.3 billion yen in cash, resulting in LINE Corporation’s 100% ownership of LINE Plus Corporation.

/s/ Deloitte Touche Tohmatsu LLC

Tokyo, Japan

July 16, 2015

LINE Corporation

Consolidated Statements of Financial Position

		(In thousands of yen)

	Notes	December 31, 2014	December 31, 2015
Assets
Current assets
Cash and cash equivalents	6, 26	20,254,455	33,652,250
Trade and other receivables	7, 16, 26	24,222,847	27,248,497
Other financial assets, current	16, 26	812,926	341,403
Inventories	8	2,108,470	1,475,939
Other current assets		1,966,011	2,454,776

Total current assets		49,364,709	65,172,865

Non-current assets
Property and equipment	9, 10, 18	9,655,519	10,500,750
Goodwill	11, 12	2,410,555	3,120,767
Other intangible assets	11, 12	224,003	1,011,531
Investments in associates and joint venture	33	470,447	1,785,826
Other financial assets, non-current	16, 26	19,733,240	23,466,920
Deferred tax assets	14	3,631,725	16,942,051
Other non-current assets		173,658	158,521

Total non-current assets		36,299,147	56,986,366

Total assets		85,663,856	122,159,231

Liabilities
Current liabilities
Trade and other payables	16, 26	19,368,920	22,983,242
Other financial liabilities, current	16, 26	25,400,471	43,933,212
Accrued expenses	2	6,325,277	7,019,114
Income tax payables		6,224,147	3,018,891
Advances received	2	5,172,511	9,517,756
Provisions, current	13	204,556	381,217
Other current liabilities	2, 15	5,604,079	9,024,284

Total current liabilities		68,299,961	95,877,716

Non-current liabilities
Other financial liabilities, non-current	16, 26	519,037	8,284
Deferred tax liabilities	14	443,173	1,843,944
Provisions, non-current	13	969,250	1,400,986
Post-employment benefits	17	2,921,467	5,495,416

Total non-current liabilities		4,852,927	8,748,630

Total liabilities		73,152,888	104,626,346

Shareholder’s equity
Share capital	20	12,596,198	12,596,198
Share premium	20	7,771,659	18,982,776
Accumulated deficit		(11,622,496)	(19,204,203)
Accumulated other comprehensive income		3,750,723	5,368,524

Equity attributable to the shareholder of the Company		12,496,084	17,743,295

Non-controlling interests	31, 32	14,884	(210,410)

Total shareholder’s equity		12,510,968	17,532,885

Total liabilities and shareholder’s equity		85,663,856	122,159,231

See Notes to Consolidated Financial Statements

LINE Corporation

Consolidated Statements of Profit or Loss

		(In thousands of yen)

	Notes	2013	2014	2015
Revenues and other operating income:
Revenues	5, 22	39,585,761	86,366,269	120,405,531
Other operating income	23	69,644	295,901	474,363

Total revenues and other operating income		39,655,405	86,662,170	120,879,894

Operating expenses:
Payment processing and licensing expenses		(9,605,810)	(20,597,937)	(28,742,254)
Employee compensation expenses	17, 28	(8,489,511)	(18,288,804)	(35,571,775)
Marketing expenses		(17,201,523)	(18,069,254)	(16,596,242)
Infrastructure and communication expenses		(2,536,974)	(4,492,196)	(7,712,095)
Authentication and other service expenses		(4,913,604)	(7,874,144)	(12,133,232)
Depreciation and amortization expenses	9, 11	(1,329,992)	(2,369,622)	(3,732,775)
Other operating expenses	23	(3,315,245)	(8,554,915)	(14,431,395)

Total operating expenses		(47,392,659)	(80,246,872)	(118,919,768)

(Loss)/ profit from operating activities		(7,737,254)	6,415,298	1,960,126

Finance income		67,149	86,311	70,587
Finance costs		(39,307)	(137,092)	(105,668)
Share of loss of associates	33	(242,835)	(168,050)	(204,903)
(Loss)/gain on foreign currency transactions, net		(373,130)	66,340	(519,846)
Other non-operating income	23	7,176	–	157,023
Other non-operating expenses	23, 27	–	–	(1,887,437)

(Loss)/ profit before tax from continuing operations		(8,318,201)	6,262,807	(530,118)

Income tax benefits/(expenses)	14	648,521	(7,150,566)	146,004

Loss for the year from continuing operations		(7,669,680)	(887,759)	(384,114)

Profit/(loss) from discontinued operations, net of tax	24, 25	1,278,548	2,891,835	(7,587,997)

(Loss)/ profit for the year		(6,391,132)	2,004,076	(7,972,111)

Attributable to:

The shareholder of the Company		(764,334)	4,206,989	(7,581,801)
Non-controlling interests(1)	31, 32	(5,626,798)	(2,202,913)	(390,310)

				(In yen)
Earnings per share
Basic (loss)/ profit for the year attributable to the shareholder of the Company	25	(4.36)	24.05	(43.33)
Diluted (loss)/ profit for the year attributable to the shareholder of the Company	25	(4.36)	22.14	(39.12)
Earnings per share from continuing operations
Basic (loss)/ profit from continuing operations attributable to the shareholder of the Company	25	(11.67)	7.52	0.04
Diluted (loss)/ profit from continuing operations attributable to the shareholder of the Company	25	(11.67)	6.92	0.03
Earnings per share from discontinued operations
Basic profit/(loss) from discontinued operations attributable to the shareholder of the Company	25	7.31	16.53	(43.37)
Diluted profit/(loss) from discontinued operations attributable to the shareholder of the Company	25	7.31	15.22	(39.15)

(1)	For the years ended December 31, 2013 and 2014, the non-controlling interests were mainly held by NAVER Corporation, the shareholder of the Company.

See Notes to Consolidated Financial Statements

LINE Corporation

Consolidated Statements of Comprehensive Income

	(In thousands of yen)

	Notes	2013	2014	2015
(Loss)/ profit for the year		(6,391,132)	2,004,076	(7,972,111)
Other comprehensive (loss)/income
Items that will not be reclassified to profit or loss
Remeasurement of defined benefit plans	14, 17	24,690	(654,768)	(1,722,112)
Income tax relating to items that will not be reclassified to profit or loss	14	–	–	576,237
Items that may be reclassified to profit or loss
Available-for-sale financial assets:
Net change in fair value	14, 27	202,720	5,461,675	1,550,589
Reclassification to profit or loss	27	–	–	1,789,603
Exchange differences on translation of foreign operations:
Gain/(loss) arising during the year	14	11,226	533,750	(281,161)
Proportionate share of other comprehensive income of associates		–	18,545	15,642
Income tax relating to items that may be reclassified subsequently to profit or loss	14	(59,586)	(1,704,914)	(289,878)

Total other comprehensive income for the year, net of tax		179,050	3,654,288	1,638,920

Total comprehensive (loss)/ income for the year, net of tax		(6,212,082)	5,658,364	(6,333,191)

Attributable to:
The shareholder of the Company		(609,533)	7,848,783	(5,964,000)
Non-controlling interests(1)	31, 32	(5,602,549)	(2,190,419)	(369,191)

(1)	For the years ended December 31, 2013 and 2014, the non-controlling interests were mainly held by NAVER Corporation, the shareholder of the Company.

See Notes to Consolidated Financial Statements

LINE Corporation

Consolidated Statements of Changes in Equity

										(In thousands of yen)
		Equity attributable to the shareholder of the Company
					Accumulated other comprehensive income
	Notes	Share capital	Share premium	Accumulated deficit	Foreign currency translation reserve	Available-for- sale reserve	Defined benefit plan reserve	Total	Non- controlling interests(1)	Total shareholder’s equity
Balance at January 1, 2013		12,596,198	13,087,481	(5,867,647)	48,171	–	(9,085)	19,855,118	81,889	19,937,007
Comprehensive (loss)/ income
Loss for the year		–	–	(764,334)	–	–	–	(764,334)	(5,626,798)	(6,391,132)
Other comprehensive income		–	–	–	24,163	114,168	16,470	154,801	24,249	179,050

Total comprehensive (loss)/ income for the year		–	–	(764,334)	24,163	114,168	16,470	(609,533)	(5,602,549)	(6,212,082)
Distribution to parent	20, 21	–	(216,217)	–	–	–	–	(216,217)	(144,145)	(360,362)
Stock issuance to parent(2)		–	–	–	–	–	–	–	7,253,669	7,253,669
Business divestiture to parent(3)	21, 24	–	–	(324,490)	(84,958)	–	–	(409,448)	–	(409,448)
Dividends(3)	21, 24	–	(8,651,680)	–	–	–	–	(8,651,680)	–	(8,651,680)
Recognition of share-based payments	20, 28	–	804,438	–	–	–	–	804,438	–	804,438
Acquisition of LINE PLAY Corporation by the Group(4)	20	–	(45,450)	–	–	–	–	(45,450)	–	(45,450)

Balance at December 31, 2013		12,596,198	4,978,572	(6,956,471)	(12,624)	114,168	7,385	10,727,228	1,588,864	12,316,092

										(In thousands of yen)
		Equity attributable to the shareholder of the Company
					Accumulated other comprehensive income
	Notes	Share capital	Share premium	Accumulated deficit	Foreign currency translation reserve	Available-for- sale reserve	Defined benefit plan reserve	Total	Non- controlling interests	Total shareholder’s equity
Balance at January 1, 2014		12,596,198	4,978,572	(6,956,471)	(12,624)	114,168	7,385	10,727,228	1,588,864	12,316,092
Comprehensive income/(loss)
Profit/(loss) for the year		–	–	4,206,989	–	–	–	4,206,989	(2,202,913)	2,004,076
Other comprehensive income/(loss)		–	–	–	540,426	3,752,112	(650,744)	3,641,794	12,494	3,654,288

Total comprehensive income/(loss) for the year		–	–	4,206,989	540,426	3,752,112	(650,744)	7,848,783	(2,190,419)	5,658,364
Distribution to parent	20,21	–	(36,842)	–	–	–	–	(36,842)	–	(36,842)
Net investment by non-controlling interests		–	–	–	–	–	–	–	31,425	31,425
Capital reduction(5)		–	–	(8,880,806)	–	–	–	(8,880,806)	592,806	(8,288,000)
Disposal of share to the non-controlling interest shareholder		–	–	7,792	–	–	–	7,792	(7,792)	–
Recognition of share-based payments	20, 28	–	2,974,692	–	–	–	–	2,974,692	–	2,974,692
Acquisition of LINE Vietnam Co. Ltd. by the Group(6)	20	–	(133,329)	–	–	–	–	(133,329)	–	(133,329)
Other	20	–	(11,434)	–	–	–	–	(11,434)	–	(11,434)

Balance at December 31, 2014		12,596,198	7,771,659	(11,622,496)	527,802	3,866,280	(643,359)	12,496,084	14,884	12,510,968

										(In thousands of yen)
		Equity attributable to the shareholder of the Company
					Accumulated other comprehensive income
	Notes	Share capital	Share premium	Accumulated deficit	Foreign currency translation reserve	Available-for- sale reserve	Defined benefit plan reserve	Total	Non- controlling interests	Total shareholder’s equity
Balance at January 1, 2015		12,596,198	7,771,659	(11,622,496)	527,802	3,866,280	(643,359)	12,496,084	14,884	12,510,968
Comprehensive (loss)/income
Loss for the year		–	–	(7,581,801)	–	–	–	(7,581,801)	(390,310)	(7,972,111)
Other comprehensive (loss)/income		–	–	–	(287,818)	3,051,494	(1,145,875)	1,617,801	21,119	1,638,920

Total comprehensive (loss)/income for the year		–	–	(7,581,801)	(287,818)	3,051,494	(1,145,875)	(5,964,000)	(369,191)	(6,333,191)
Net investment by non-controlling interests		–	–	94	–	–	–	94	143,906	144,000
Recognition of share-based payments	20, 28	–	11,212,630	–	–	–	–	11,212,630	–	11,212,630
Acquisition of subsidiary	31	–	–	–	–	–	–	–	133	133
Acquisition of non-controlling interests	20, 31	–	(1,513)	–	–	–	–	(1,513)	(142)	(1,655)

Balance at December 31, 2015		12,596,198	18,982,776	(19,204,203)	239,984	6,917,774	(1,789,234)	17,743,295	(210,410)	17,532,885

(1)	The non-controlling interests were mainly held by NAVER Corporation, the shareholder of the Company. Refer to Note 32 Proportion of Equity Interest Held by Non-controlling Interests for more details.

(2)

LINE Plus Corporation was established by the Company and NAVER Corporation in 2013, in which the Company contributed 60% of the capital and NAVER Corporation contributed 40% of the capital. LINE Plus Corporation issued stock to NAVER Corporation, the non-controlling shareholder, in exchange for the capital contributions. Refer to Note 31 Principal Subsidiaries for more details.

(3)

The Group, the Company and its subsidiaries, divested the Hangame business and its related entities in 2013. The disposed Hangame business and related entities were transferred to a new entity, New NHN Japan Corporation. The shares of the new entity were then distributed to NAVER Corporation as a non-cash distribution, which was accounted for as a transaction under common control. 8,651,680 thousand yen represents the book value of the disposed new entity at the time of distribution. 324,490 thousand yen represents the reduction in accumulated deficit in relation to the portion of the deficit attributable to the disposed new entity. Refer to Note 21 Supplemental Cash Flow Information and Note 24 Discontinued Operations for more details.

(4)

The decrease in share premium was attributable to the acquisition of LINE PLAY Corporation from NAVER Corporation by the Group in 2013. Refer to Note 3 (3)(b) Significant Accounting Policies and Note 30 Business Combinations for more details.

(5)

In September 2014, LINE Plus Corporation bought back NAVER Corporation’s entire capital investment in LINE Plus Corporation a 60%-owned subsidiary of the Company at the time, resulting in the Company owning 100% of Line Plus Corporation. Refer to Note 3(1) Significant Accounting Policies for further details.

(6)

The Group, the Company and its subsidiaries, acquired LINE Vietnam Co., Ltd. from NAVER Corporation in August 2014. The acquisition of LINE Vietnam Co., Ltd. by the Group was accounted for as a business combination under common control using the pooling method. The decrease in share premium was attributable to the acquisition of LINE Vietnam Co., Ltd. from NAVER Corporation by the Group in 2014.

See Notes to Consolidated Financial Statements

LINE Corporation

Consolidated Statements of Cash Flows

(In thousands of yen)

	Notes	2013	2014	2015
Cash flows from operating activities
(Loss)/ profit before tax from continuing operations		(8,318,201)	6,262,807	(530,118)
Profit/(loss) before tax from discontinued operations	24	2,443,544	2,846,559	(11,503,098)

(Loss)/ profit before tax		(5,874,657)	9,109,366	(12,033,216)
Adjustments for:
Depreciation and amortization expenses	9, 11	2,160,321	2,870,997	4,057,210
Finance income		(67,518)	(86,753)	(70,587)
Finance costs		40,099	137,585	105,668
Share-based compensation expenses	28	804,438	2,974,692	11,212,630
Gain on financial assets at fair value through profit or loss	16	–	–	(110,507)
Impairment loss of available-for-sale financial assets	16	–	–	1,789,603
Impairment loss of goodwill	2, 11	40,337	–	2,691,671
Impairment loss of other intangible assets	11	–	–	1,446,618
Gain on divestiture of business and subsidiaries	24	(794,879)	(2,455,959)	–
Share of loss of associates	33	242,835	168,050	204,903
Loss/(gain) on foreign currency transactions, net		13,685	(814,827)	331,214
Changes in:
Trade and other receivables		(6,979,944)	(13,133,354)	(3,066,618)
Inventories	8	(155,807)	(1,928,266)	582,257
Trade and other payables		5,221,764	11,199,450	2,262,748
Accrued expenses		2,164,275	2,449,358	179,313
Advances received		1,496,552	3,470,152	4,349,515
Provisions		20,010	27,015	348,900
Post-employment benefits		839,923	917,836	903,437
Other current assets		(815,214)	(863,251)	(416,477)
Other current liabilities		2,479,611	4,590,262	2,975,553
Others	2	403,860	46,076	48,811

Cash provided by operating activities		1,239,691	18,678,429	17,792,646

Interest received		71,499	84,130	75,832
Dividend received		–	–	46,516
Interest paid		(41,752)	(130,386)	(91,596)
Income taxes paid		(383,426)	(6,176,203)	(10,843,928)

Net cash provided by operating activities		886,012	12,455,970	6,979,470

Cash flows from investing activities
Purchases of time deposits		(742,800)	(1,298,251)	(1,892,199)
Proceeds from maturities of time deposits		2,924,948	1,277,989	2,383,591
Purchase of equity investments		(907,512)	(7,973,496)	(436,789)
Proceeds from maturities of debt securities		400,000	–	–
Acquisition of property and equipment and intangible assets		(3,161,000)	(5,149,642)	(5,696,120)
Investments in associates and joint venture		(302,085)	(209,225)	(1,567,100)
Proceeds from divestitures of business and related entities	21	925,419	1,390,676	–
Office security deposits received under sublease agreement	16	393,650	7,502	–
Return of the office security deposits received under sublease agreement	16	–	–	(393,650)
Payments of office security deposits		(228,476)	(839,340)	(2,035,674)
Guarantee deposits for the Japanese Payment Services Act	16, 26	(2,253,000)	–	(190,173)
Refund of office securities deposits		76,100	188,817	138,403
Acquisition of subsidiaries, net of cash acquired	30	(68,157)	(280,063)	(2,926,572)
Increase in loan receivables		–	(37,813)	(22,783)
Others		141,895	(44,220)	410,489

Net cash used in investing activities		(2,801,018)	(12,967,066)	(12,228,577)

Cash flows from financing activities
Proceeds from short-term borrowings, net		8,824,398	15,747,523	19,807,733
Repayment of long-term borrowings		(2,679,704)	–	–
Proceeds from issuance of bonds		1,500,000	–	–
Payments for redemption of bonds		–	(495,000)	(640,569)
Repayment of borrowing arrangement	16, 26	(40,958)	(491,500)	(450,542)
Proceeds from borrowing arrangement	16, 26	983,000	–	–
Capital contribution from parent	3, 31	7,253,669	–	–
Capital contribution from third party non-controlling interests		–	31,425	144,000
Repayment of capital contribution to parent	29	–	(8,288,000)	–
Cash outflow from divestitures of business and related entities	21	(7,800,358)	–	–
Others		(13,082)	(12,136)	(727)

Net cash provided by financing activities		8,026,965	6,492,312	18,859,895

Net increase in cash and cash equivalents		6,111,959	5,981,216	13,610,788

Cash and cash equivalents at the beginning of the year	6	7,152,546	13,362,084	20,254,455

Effect of exchange rate fluctuations on cash and cash equivalents		97,579	911,155	(212,993)

Cash and cash equivalents at the end of the year	6	13,362,084	20,254,455	33,652,250

See Notes to Consolidated Financial Statements.

LINE Corporation

Notes to Consolidated Financial Statements

1.	Reporting Entity

LINE Corporation (the “Company”) was incorporated in September 2000 in Japan in accordance with the Companies Act of Japan under the name Hangame Japan Corporation to provide online gaming services. The Company changed its name to NHN Japan Corporation in August 2003, and subsequently changed its name to LINE Corporation in April 2013. The Company is a subsidiary of NAVER Corporation (“NAVER”), formerly NHN Corporation, which is domiciled in Korea. NAVER is the Company and its subsidiaries’ (collectively, the “Group”) ultimate parent company. The Company’s head office is located at 2-21-1 Shibuya, Shibuya-ku, Tokyo, Japan.

The Group mainly operates a cross-platform messenger application, LINE, and provides communication and content sales and advertising services. Communication and content are provided via the LINE platform, while advertising services are provided via LINE advertising, and web portals livedoor and NAVER Matome. The Group also offered data management services, which mainly consisted of data storage and server hosting services for the years ended December 31, 2013 until September 30, 2014, when it disposed of its data management business.

2.	Basis of Preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Group’s consolidated financial statements are presented in thousands of Japanese yen, which is also the Company’s functional currency.

The consolidated financial statements were approved by Representative Director, President Takeshi Idezawa and Director and Chief Financial Officer In Joon Hwang on April 15, 2016.

Reclassifications

Certain amounts in the prior year consolidated financial statements and footnotes have been reclassified to conform to the current year presentation.

Prior year adjustments

In the fiscal year ended December 31, 2015, the Group recorded adjustments to correct prior period errors in revenue and net loss on foreign currency transactions, which originated in the fiscal years ended December 31, 2013 and 2014. The aggregated adjustment decreased loss before tax from continuing operations in the Consolidated Statements of Profit or Loss by 123,616 thousand yen for the fiscal year ended December 31, 2015. The Group determined that the adjustment was not material to the Consolidated Financial Statements for any of the prior periods and for the year ended December 31, 2015.

3.	Significant Accounting Policies

The significant accounting policies applied by the Group in preparing its consolidated financial statements are set out below. The accounting policies have been applied consistently to all periods presented in these consolidated financial statements. The adoption of new and revised IFRSs issued by the IASB that are mandatorily effective

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

for an accounting period that begins on or after January 1, 2015 had no impact on the Group’s annual consolidated financial statements as of December 31, 2014 and 2015, and for the years ended December 31, 2013, 2014 and 2015.

(1)	Basis of Consolidation

The consolidated financial statements include the accounts of the Group, which are directly or indirectly controlled. Control is generally conveyed by ownership of the majority of voting rights. The Group controls an entity when the Group has power over the entity, is exposed, or has rights, to variable returns from the involvement with the entity and has the ability to affect those returns through its power over the entity.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies. If the end of the reporting period of a subsidiary differs from that of the Company, the subsidiary prepares, for consolidation purposes, additional financial statements as of the same date as the consolidated financial statements of the Group.

Non-controlling interest in a subsidiary is accounted for separately from the parent’s ownership interests in a subsidiary. Profit or loss and each component of other comprehensive income are attributed to the shareholder of the parent and non-controlling interest, even if this results in the non-controlling interest having a deficit balance. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. Any difference between the adjustment to the non-controlling interest and the fair value of the consideration paid or received is recognized directly in shareholder’s equity as “equity attributable to the shareholder of the Company”.

On August 1, 2014, the board of directors of NAVER and the board of directors of the Company approved the reduction of capital contributed to date by NAVER in LINE Plus Corporation (“LINE Plus”) which, upon completion, would result in the Company owning 100% of the equity capital in LINE Plus (the “LINE Plus Capital Reduction”). NAVER had made a cumulative capital contribution of 7,253,669 thousand yen to LINE Plus as of August 1, 2014. Pursuant to the approval of the LINE Plus Capital Reduction, LINE Plus was obligated to buy back the entire 40% interest in LINE Plus owned by NAVER. LINE Plus paid NAVER 80 billion Korean won, or 8,288,000 thousand yen, upon the closing of this transaction on September 5, 2014.

In August 2014, LINE Plus, a 60%-owned subsidiary of the Company at the time, acquired 95% of the voting shares of LINE Vietnam Co. Ltd. (“LINE Vietnam”) from NAVER, while the remaining 5% non-controlling interests of LINE Vietnam were acquired by an unrelated third-party in Vietnam on the same date. 100% of the shares and voting interests of LINE Vietnam were acquired by NAVER on February 28, 2012, and such acquisition was accounted for as a business combination by NAVER. The acquisition of LINE Vietnam by the Group was accounted for as a business combination under common control using the pooling method. The financial statements of LINE Vietnam were retrospectively consolidated, as if such transaction had occurred on February 28, 2012. As a result, the Group’s 60% ownership interest in LINE Vietnam and the remaining 40% non-controlling interest held by NAVER were retrospectively reflected in the Group’s financial statements for the years ended December 31, 2013 and 2014.

On September 19, 2014, the Company’s board of directors approved a plan to dispose of its data management business, which consists of DataHotel Co., Ltd. (“DataHotel”), a wholly-owned subsidiary. The disposed data management business was sold to a subsidiary of NHN Entertainment Corporation. NHN

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(1)	Basis of Consolidation (continued)

Entertainment Corporation was spun off by NAVER in August 2013. NAVER held a 9.54% interest in NHN Entertainment Corporation, which NAVER disposed on September 30, 2014. As of September 30, 2014, NAVER had no remaining interest in NHN Entertainment Corporation. The operation of the data management business was classified as a discontinued operation on September 19, 2014, and the disposition was completed on September 30, 2014. As a result, the data management business was retrospectively presented as part of the discontinued operations on the Consolidated Statements of Profit or Loss for the years ended December 31, 2013 and 2014.

On February 12, 2016, the board of directors approved the abandonment of the MixRadio service (“MixRadio”) segment. The operation of the MixRadio business was classified as a discontinued operation on March 21, 2016, when the abandonment took effect. As a result, the MixRadio business was retrospectively presented as a discontinued operation on the Consolidated Statements of Profit or Loss for the year ended December 31, 2015.

Intercompany balances and transactions have been eliminated upon consolidation.

(2)	Basis of Measurement

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments measured at fair value, which is the price that would be received to sell such financial instruments or paid to transfer the related liability in an orderly transaction between market participants at the measurement date.

(3)	Business Combinations

(a)	Business combinations

The Group acquired ForSchooner in 2013, wit studio Co., ltd. (the “wit studio”) in 2014 and MixRadio in 2015, and accounted for such acquisitions using the acquisition method as noted below.

In accordance with IFRS 3 Business Combinations, each identifiable asset and liability is measured at its acquisition date fair value except for the following:

–	Deferred tax assets or liabilities which are recognized and measured in accordance with IAS 12 Income Taxes; and

–	Employee benefit arrangements which are recognized and measured in accordance with IAS 19 Employee Benefits

Leases and insurance contracts are classified on the basis of the contractual terms and other factors at the inception of the contract or at the date of modification, which could be the acquisition date if the terms of the contract have been modified in a manner that would change its classification.

Contingent liabilities assumed in a business combination are recognized when such liabilities are present obligations and their fair value can be measured reliably.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree and the equity interests issued by the

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(3)	Business Combinations (continued)

acquirer. Acquisition-related costs are costs the acquirer incurs to effect a business combination. Those costs include finder’s fees; advisory, legal, accounting, valuation and other professional or consulting fees; general administrative costs, including the costs of maintaining an internal acquisitions department; and costs of registering and issuing debt and equity securities. Acquisition-related costs, other than those associated with the issue of debt or equity securities, are expensed in the periods in which the costs are incurred and the services are received.

The Group measures goodwill at the acquisition date as:

–	the fair value of the consideration transferred; plus

–	the recognized amount of any non-controlling interest in the acquiree; plus

–	if the business combination is achieved in stages, the fair value of the pre-existing equity interest in the acquiree; less

–	the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

Subsequent to initial recognition, goodwill is measured at cost less any accumulated impairment losses.

(b)	Business combinations under common control

The Group acquired LINE PLAY Corporation. (“LINE Play”) in 2013 and LINE Vietnam in 2014 from NAVER. The acquisitions of LINE Play and LINE Vietnam were accounted for as business combinations under common control as noted below.

A business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination, and in which control is not transitory. The Group has accounted for the acquisitions of LINE Play and LINE Vietnam based on the carrying amounts recorded in the consolidated financial statements of NAVER. The financial statements of LINE Play and LINE Vietnam have been retrospectively consolidated as part of the Group’s consolidated financial statements as if the acquisition of LINE Play had occurred at the beginning of the earliest period presented in the consolidated financial statements, and the acquisition of LINE Vietnam had occurred on February 28, 2012, the date of NAVER’s original acquisition, regardless of the actual date of acquisition.

(4)	Associates and Joint Arrangements

(a)	Associates

An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. Significant influence is presumed to exist when the Group holds between 20% and 50% of the voting power of another entity, unless it can be clearly demonstrated that it is not the case.

The Group’s investments in associates are accounted for using the equity method. Under the equity method, the investment in an associate is initially recognized at cost and the carrying amount is

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(4)	Associates and Joint Arrangements (continued)

adjusted to recognize the Group’s share of the profit or loss and changes in equity of the associate after the date of acquisition. Gains and losses from transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Intra-group losses are recognized as an expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

If an associate uses accounting policies different from those of the Group for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in applying the equity method.

When the Group’s share of losses exceeds its interest in associates, the carrying amount of that interest, including any long-term investments, is reduced to nil and the recognition of further losses is discontinued.

(b)	Joint arrangements

A joint arrangement is an arrangement in which two or more parties have joint control. The classification of a joint arrangement as a joint operation or a joint venture depends upon the rights and obligations of the parties to the arrangement.

Joint operations are joint arrangements whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. The Group accounts for the assets, liabilities, revenues and expenses relating to its interest in joint operations in accordance with the IFRSs applicable to the particular assets, liabilities, revenues and expenses.

Joint ventures are joint arrangements whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint ventures are accounted for using the equity method.

(5)	Foreign Currencies

(a)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at historical cost are translated using the exchange rate at the date of the initial transactions. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, financial liabilities designated as a hedge of the net investment in a foreign operation, or qualifying cash flow hedges, which are recognized in other comprehensive income.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(5)	Foreign Currencies (continued)

(b)	Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to the presentation currency at the average foreign exchange rates for the reporting period. Foreign currency differences are recognized in other comprehensive income.

When a foreign operation is disposed of, the relevant amount after the translation is reclassified to profit or loss as part of profit or loss on disposal. In the event that a partial disposal does not lead to a loss of control in a subsidiary that includes a foreign operation, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. For partial disposals that involve the loss of control in a foreign operation, the relevant proportion is reclassified to profit or loss.

(6)	Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, and short-term investments with maturity dates that are within three months from the purchase dates. Such investments are highly liquid and readily convertible to known amounts of cash. Cash and cash equivalents are subject to an insignificant risk of changes in value, and are used by the Group in managing its short-term commitments.

(7)	Financial Assets

The Group classifies and measures financial assets based on the following four categories: financial assets at fair value through profit or loss; held-to-maturity investments; loans and receivables; and available-for-sale financial assets. The Group recognizes financial assets in the Consolidated Statements of Financial Position when the Group becomes a party to the contractual provisions of the instrument.

Upon initial recognition, financial assets are measured at their fair value plus, in the case of a financial asset not measured at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition. Regular way purchases or sales of financial assets, i.e. purchases or sales under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned, are accounted for at the trade date.

(a)	Financial assets at fair value through profit or loss

Financial assets are classified as financial assets at fair value through profit or loss if they are held for trading. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(7)	Financial Assets (continued)

(b)	Held-to-maturity investments

Financial assets with fixed or determinable payments and fixed maturities, for which the Group has the positive intention and ability to hold to maturity, are classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method.

(c)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, except for loans and receivables for which the effect of discounting is immaterial.

(d)	Available-for-sale financial assets

Available-for-sale financial assets are those financial assets that are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, and any changes in fair value, net of any tax effect, are recorded in other comprehensive income in equity. When a financial asset is derecognized or impairment losses are recognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss.

Dividends on an available-for-sale equity instrument are recognized in profit or loss when the Group’s right to receive payment is established.

(e)	Derivative financial instruments

The Group may use derivative financial instruments, such as exchange forward contracts, to hedge its foreign exchange risk. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Any gains or losses arising from changes in the fair value of derivatives are recognized in profit or loss. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Derivative financial instruments embedded in non-derivative host contracts are bifurcated and accounted for as separate derivatives when they meet the definition of a derivative, the economic characteristics and risks of the embedded derivatives are not closely related to those of the host contracts, and the contracts are not measured at fair value through profit or loss.

(f)	Derecognition of a financial asset

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

If the Group retains substantially all the risks and rewards of ownership of the transferred financial assets, the Group continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(8)	Financial Liabilities

The Group recognizes financial liabilities in the Consolidated Statements of Financial Position when the Group becomes a party to the contractual provisions of the financial liability. At the date of initial recognition, financial liabilities are measured at fair value, net of transaction costs. Subsequent to initial recognition, financial liabilities are measured at amortized cost using the effective interest method.

The Group derecognizes a financial liability from the Consolidated Statements of Financial Position when it is extinguished (i.e. when the obligation specified in the contract is discharged, canceled or expires).

(9)	Inventories

Inventories, consisting of merchandise for resale, are stated at the lower of cost and net realizable value. Cost is determined on a first-in, first-out (“FIFO”) basis. Net realizable value is determined based on the estimated selling price, less costs to sell.

(10)	Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and stock options are recognized as a deduction from equity, net of any tax effects.

(11)	Property and Equipment

Property and equipment are measured and recognized at cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Cost includes any other costs directly attributable to bring the assets to a working condition for their intended use and the costs of dismantling and removing the assets and restoring the site on which they are located.

The cost of replacing a part of property and equipment is included in the carrying amount of the asset or recognized as a separate asset, as necessary, if it is probable that the future economic benefits embodied within the part will flow into the Group and if the cost can be reliably measured. Accordingly, the carrying amount of the replaced part is derecognized. The costs of day to day servicing of property and equipment are recognized in profit or loss as incurred.

Land and assets held within construction-in-progress are not depreciated. Depreciation of property and equipment is computed using the straight-line method based on the depreciable amount of the assets over their respective useful lives as provided below. A component that is significant compared with the total cost of an item of property and equipment is depreciated separately over its useful life.

Gains or losses arising from the derecognition of an item of property and equipment are determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other operating income or expenses.

The estimated useful lives for the years ended December 31, 2013, 2014 and 2015 are as follows:

Estimated useful lives (years)
Equipment	3–5
Furniture and fixtures	5
Others	3–5

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(11)	Property and Equipment (continued)

Depreciation methods, useful lives and residual values are reviewed at each fiscal year-end and adjusted, as appropriate, if expectations differ from previous estimates. The change is accounted for as a change in an accounting estimate.

(12)	Borrowing Costs

The Group capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are expensed as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale.

To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings.

To the extent that the Group borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Group shall determine the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset, which is the effective interest rate of the general borrowing. The capitalization rate shall be the weighted average of the borrowing costs applicable to the borrowings of the Group that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Group capitalizes during a period shall not exceed the amount of borrowing costs incurred during that period.

(13)	Intangible Assets

Intangible assets are initially measured at cost, and carried at cost less accumulated amortization and accumulated impairment losses after initial recognition.

Intangible assets with finite lives are amortized mainly using the straight-line method over the useful lives of the respective assets as provided below and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The residual value of intangible assets is assumed to be zero.

The estimated useful lives for the intangible assets with finite lives for the years ended December 31, 2013, 2014 and 2015 are as follows:

Estimated useful lives (years)
Software	2–5
Others	1–10

The amortization periods and methods for intangible assets with finite useful lives are reviewed at each fiscal year-end.

Research and development

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(13)	Intangible Assets (continued)

process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

(14)	Leases

Lease Transactions

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date. In the event that fulfillment of the arrangement is dependent on the use of specific assets or the arrangement transfers a right to use the asset, such assets are defined as a lease transaction.

(a)	Finance Leases

Leases that transfer substantially all risks and benefits of ownership of the leased item to the lessee are classified as finance leases.

Group as lessee

Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. The discount rate to be used in calculating the present value of the minimum lease payments is the interest rate implicit in the lease, if this is practicable to determine; if not, the lessee’s incremental borrowing rate shall be used. The minimum lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. A leased asset is depreciated over the shorter of the estimated useful life of the asset or the lease term.

(b)	Operating Leases

All lease arrangements, except finance leases that have been capitalized in the Consolidated Statements of Financial Position, are classified as operating leases.

Group as lessee

For operating lease transactions, lease payments are recognized as an expense using the straight-line method over the lease term in the Consolidated Statements of Profit or Loss.

Group as lessor

The Group had cancelable lease contracts related to servers, data storage, network equipment, personal computers and software with third parties for the years ended December 31, 2013 and 2014. The leased assets are included in “Property and equipment” in the Consolidated Statements of Financial Position and are depreciated over their expected useful lives on a basis consistent with similar assets included in property and equipment. Income from operating leases (net of any incentives given to the lessee) is recognized on a straight-line basis over the lease term.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(15)	Impairment of Financial Assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

Objective evidence that financial assets, including equity securities, are impaired can include significant financial distress of issuers of financial assets or debtors, default or delinquency by a debtor, restructuring of an amount due to the Group on terms that the Group would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, the disappearance of an active market for a security, or the existence of observable data that shows the negative effect on expected future cash flows of the group of financial assets after the initial recognition can be reliably estimated, though the decrease in expected future cash flows of individual financial assets cannot be reliably estimated.

In addition, for an investment in an equity security classified as an available-for-sale financial asset, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

If financial assets have objective evidence that they are impaired, impairment losses should be measured and recognized.

(a)	Financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of its estimated future cash flows discounted at the asset’s original effective interest rate. If it is not practicable to obtain the instrument’s estimated future cash flows, impairment losses are measured by using prices from any observable current market transactions. The Group can recognize impairment losses directly or establish a provision to cover impairment losses. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed by adjusting an allowance account. Financial assets are directly written off when there is no realistic prospect of future recovery.

(b)	Available-for-sale financial assets

While other evidence and indicators are taken into consideration, generally, when the fair value of an available-for-sale financial asset is below the acquisition cost consistently for a period of six months or more, or, if the fair value of the available-for-sale financial assets is 20% below its acquisition cost, impairment losses are assessed for such financial asset. When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale are not reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(15)	Impairment of Financial Assets (continued)

increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed, with the amount of the reversal recognized in profit or loss.

(16)	Impairment of Non-financial Assets

The Group’s non-financial assets, which include tangible assets and intangible assets with definite useful lives and indefinite useful lives, but exclude deferred tax assets and non-current assets held for sale, are reviewed for impairment at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated. In addition, annual impairment tests are performed for goodwill and intangible assets with indefinite useful lives.

If it is impossible to measure the individual recoverable amount of an asset, then the Group estimates the recoverable amount of the cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use or its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate to the estimated future cash flows expected to be generated by the asset or CGU. Such pre-tax discount rate reflects current market assessments of the time value of money and the risks specific to the asset or the CGU for which estimated future cash flows have not been adjusted.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Goodwill

Goodwill acquired in a business combination is, from the acquisition date, allocated to each CGU that is expected to benefit from the synergies arising from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units. A CGU to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the CGU is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Impairment losses are recognized in profit or loss, and impairment losses recognized for goodwill are not reversed in subsequent periods. On disposal of the relevant CGU, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

(17)	Employee Compensation

(a)	Short-term employee compensation

Short-term employee compensations are employee compensations that are expected to be settled wholly before 12 months after the end of the annual reporting period in which the employees render

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(17)	Employee Compensation (continued)

the related service. The undiscounted short-term employee compensations are accounted for on an accrual basis over the period in which employees have provided the services.

(b)	Defined benefit plans

The Group has defined benefit plans for employees of subsidiaries located in Korea, Taiwan and Thailand. A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group’s obligation represents the estimated amount of future benefits that employees have earned in return for their services in the current and prior periods. The calculation is performed annually by an independent actuary using the projected unit credit method. The calculation is reviewed and approved by the management of the Group.

Current service cost is the increase in the present value of the defined benefit obligation resulting from employee service in the current period. Past service cost, which is the change in the present value of the defined benefits obligation for employee services in prior periods, resulting in the current period from the introduction of, or change to post-employment benefits, is recognized in full in profit or loss in the period in which the plan amendment occurs.

Remeasurement of the net defined benefit liability is mainly comprised of actuarial gains and losses resulting from experience adjustments and the effects of changes in actuarial assumptions. Experience adjustments are the effects of differences between the previous actuarial assumptions and what has actually occurred. The Group recognizes all remeasurements of the net defined benefit liability in other comprehensive income when incurred.

The discount rate used in the present valuation calculation is the yield at the reporting date on high-quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid.

Net interest on the net defined benefit liability is determined by multiplying the net defined benefit liability by the discount rate noted above, taking account of any changes in the net defined benefit liability during the period as a result of contribution and benefit payments. Interest on the net defined benefit liability is recognized in profit or loss.

(18)	Share-based Payments

The Group has granted stock options to directors and employees. The fair values of the stock options are measured at the grant dates. Compensation expenses related to stock options are recognized over the vesting period of two years. Refer to Note 4 Significant Accounting Judgments, Estimates and Assumptions and Note 28 Share-Based Payments for more details on the valuation methodology of stock options and the assumptions used in such valuation.

(19)	Marketing Expenses

The Group incurs marketing expenses to increase brand awareness and to promote the launch of new services. The Group’s marketing expenses are primarily related to advertising in mass media, namely television advertising and advertising on mobile applications, and expenses incurred for brand promotional events. Marketing personnel compensation expenses are not included in marketing expenses, and are recorded as part of the employee compensation expenses. Expenditures related to marketing activities are recognized as expenses when incurred.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(20)	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

There are uncertainties about the amount and timing of the cash outflows related to provisions. The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

The Group’s provisions mainly comprise provision for restoration obligations for leased property, and the provision for the licensing expense payable to the third-party partners upon redemption of free promotional virtual credits for virtual items by customers in the future.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision may only apply to expenditures for which the provision was originally recognized.

(21)	Revenue

The Group mainly operates a cross-platform messenger application, LINE, and provides communication and content sales and advertising services. Communication and content sales are primarily made to end users in the form of communication products such as LINE Stickers, and content such as LINE Games. Advertising services are provided on the LINE platform through advertising products such as LINE Official Accounts and Sponsored Stickers, as well as the Group’s web portals, livedoor and NAVER Matome. Refer to Note 5 Segment Information for more details on product lines and services provided.

The Group recognizes revenues associated with the transactions by reference to the stage of completion of the transactions at the end of the reporting period. Determination of the stage of completion for the different revenue streams is described below. Revenue is measured at the fair value of the consideration of services provided in the ordinary course of business, less applicable sales and other taxes, where appropriate.

Virtual credits

Virtual credits may be purchased with credit cards or cash. Depending on the type of service, end users may make payments using cash, credit cards or the Group’s virtual credits. Most of the end-user purchases are processed through payment processing service providers such as Apple App Store and Google Play. A processing fee is charged by the payment processing service providers for each transaction processed which are recognized as “payment processing and licensing expenses” on the Company’s Consolidated Statements of Profit or Loss.

Upon the initial sales of the Group’s virtual credits, the Group records proceeds received as advances received on the Consolidated Statements of Financial Position. As prescribed in the terms and conditions between the Group and end users, the Group’s virtual credits are not refundable. However, in the event that the Group discontinues its operations, the Japanese Payment Services Act may require the Group to refund the advances received to the end users.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(21)	Revenue (continued)

When virtual credits are redeemed for the purchase of in-game/in-app virtual items, virtual credit balances of the end users are reduced by the price of the purchase, and the related advances received are reclassified to revenues over the applicable revenue recognition periods, as described in the following paragraphs. The total amount of revenues recognized is equivalent to the amount of total consideration paid by the end users.

(a)	LINE business and portal

(i)	Communication—LINE Stickers and Creator Stickers

LINE Stickers and Creator Stickers are emoticons that end users may purchase and use in instant messaging. Payments may be made with cash, virtual credits or credit cards. When virtual credits are redeemed for the purchase of Stickers, virtual credit balances of the end users are reduced by the price of the purchase, and the virtual credits redeemed are recognized as revenues over the revenue recognition period for Stickers. The Group acts as a principal in providing LINE Stickers and Creator Stickers to end users. Based on historical usage patterns tracked by the Group, the Group determined that a substantial majority of total expected usage of Stickers by end users occurred over 90 days from purchase, with actual usage concentrated during the earlier part of this period. Accordingly, the Group recognizes Stickers revenues over an estimated usage period of 90 days and on an accelerated basis within such period.

(ii)	Content—LINE Games and Applications

–	Games developed by third-party game developers

All games developed by third-party game developers are free to download from the LINE platform. End users may purchase in-game virtual items with cash or credit cards within the games.

The Group enters into revenue sharing arrangements with the third-party game developers. The terms of such arrangements provide that when end users purchase in-game virtual items sold by the game developer via the LINE platform, the Group receives a fixed percentage of the net proceeds received from payment processing service providers.

With respect to the sale of in-game virtual items to end users, the Group has determined that the third-party game developer is the primary obligor for the game-related services, as the third-party game developers have the primary responsibility for creating the in-game virtual items which end users may purchase and use in the mobile games, and developing, maintaining and updating the mobile games.

The Group views the third-party game developers to be its customers, and the Group’s deliverables to its customers over the term of the game are: 1) channeling users to the mobile games, 2) providing payment processing services, and 3) providing server hosting services.

The Group determined that each deliverable was a separate unit of account and it estimates the selling price of payment processing services and server hosting services based on cost plus margin, taking into consideration historical cost and industry profit margin range. The Group then allocates any residual amount to services for channeling users to the mobile games.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(21)	Revenue (continued)

The Group’s performance obligations with respect to channeling services are fulfilled at the time that the in-game virtual item is purchased by an end user and accordingly, the revenues attributable to the channeling services are recognized at the time of purchase.

Game termination announcements are made by sending notifications to end users two months prior to game termination. Once the game termination announcement is made, in-game virtual items are no longer available for purchase, but the game is still available to end users for the remaining two month period. Accordingly, subsequent to the announcement of game termination, the Group is required to provide two additional months of hosting services, i.e. up until game termination, and three months of payment processing services, i.e. up until one month after game termination, as payment processing services are provided on a three-month time lag.

The Group’s performance obligations with respect to the hosting services and payment processing services are fulfilled as such services are provided, i.e., from game inception through game termination, and from game inception through one month subsequent to game termination, respectively. Accordingly, the revenues attributable to the hosting services and payment processing services are recognized ratably over the service periods as described above. However, as the Group does not generate revenues subsequent to the announcement of game termination, the Group defers the revenue attributable to the post-termination-announcement performance obligations for hosting services and payment processing services from the amounts received in the first month of the arrangement, and recognizes such revenues over the two and three months, respectively, following the announcement of game termination.

The Group began providing third party games on its platform in 2012. As of December 31, 2015, the average life of third party games, which included both active and terminated third party games, was approximately 16 months. For the year ended December 31, 2015, on average, server hosting services revenues were recognized ratably over approximately 16 months, while payment processing services revenues were recognized ratably over approximately 17 months.

–	Internally developed games and applications

The Group also provides games and applications (“apps”) developed internally for end users, and considers itself the principal in providing the games or apps to end users. The Group’s primary responsibility is to develop, maintain and provide the games and apps, and in-game/in-app virtual items to end users. All games and apps are free to download; however, in-game/in-app virtual items developed by the Group may be purchased with cash, credit cards or the Group’s virtual credits within the games/apps. The Group offers both consumable and durable virtual items in its internally developed games and apps. Common characteristics of consumable virtual items include virtual items that are consumed by end users’ specific actions and do not provide end users with any continuing benefits. Consumable virtual items offered by the Group are generally consumed upon purchase by end users. Accordingly, the Group recognizes revenues attributable to consumable virtual items upon sale.

A durable virtual item represents an item that provides the end user with continuing benefits. The period of benefit of a durable virtual item generally ends at the earliest of 1) an item ceasing to provide further benefits to an end user (i.e., the period of benefit is represented by the usage period of such item), 2) an item being removed from the game board or app, by specific in app/in-game

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(21)	Revenue (continued)

actions taken by an end user, or 3) an end user abandoning the game or app. Accordingly, the Group determines that revenue attributable to durable virtual items is recognized either 1) ratably over the estimated usage period, or 2) when the Group cannot estimate the estimated usage period upfront, ratably over the estimated average playing period of paying users adjusted for any virtual items removed from the game board or app.

The estimated usage period for durable virtual items is developed by taking into consideration historical data on purchase patterns and user usage behavior. For the years ended December 31, 2013 and 2014, the estimated usage period was used for recognizing revenue from durable virtual items for only one of the Group’s internally developed games and was estimated to be several days. For the year ended December 31, 2014, sales generated by this internally developed game were immaterial. For the year ended December 31, 2015, the usage periods were estimated to be several days and the sales generated by such durable items were immaterial.

The Group defines the playing period as the period from when a paying user first purchased virtual currencies to when a paying user is deemed to have become inactive, i.e. when a paying user has not logged onto the game/app for two consecutive months. To estimate the average playing period for a paying user, the Group analyzes monthly cohorts composed of paying users who made their first purchase of virtual currency during such month. The Group tracks these monthly cohorts and analyzes the dates on which paying users within each cohort become inactive. Based on the actual data observed, the Group extrapolates the future declines in paying users to determine the ending point of a paying user’s life beyond the date for which observable data is available. The Group then uses the actual and extrapolated data to calculate the average playing period. For the year ended December 31, 2013, the average playing period was used for recognizing revenue for only one of the internally developed apps and was estimated to be approximately 12 months. For the years ended December 31, 2014 and 2015, the estimated average playing periods ranged from approximately 7 months to 12 months and 11 months to 21 months respectively.

Revenue attributable to the durable virtual items removed from the game board or app is recognized by developing estimated removal rates, i.e. the rates at which durable virtual items are being removed from the game board or app by end users, and applying such rates to total sales generated from durable virtual items.

Upon launching a new game/app, the Group evaluates the nature of the virtual items, the behavior of end users with respect to such items and the availability of supporting data in determining the related revenue recognition policy. The Group may also consider other existing internally developed games/apps data and industry data in determining the related revenue recognition policy if insufficient history has been developed for such new game/app. In the situation where the Group does not have sufficient data to analyze user behavior, and cannot identify any similar games/apps to serve as references for the Group to reasonably estimate the life of the game/app, the Group defers all sales until such history is developed. Once sufficient history is developed, the Group assesses the estimations (such as the estimated usage period and the estimated average playing period for paying users), for durable virtual items quarterly on a game/app by game/app basis.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(21)	Revenue (continued)

For the year ended December 31, 2012, the Group had one internally developed app for which it has insufficient history to estimate the removal rate and an average playing period for paying users. The Group determined that it had sufficient data to analyze the behavior of end users for such app as of March 31, 2013, and therefore began applying the estimated removal rates to sales generated in Q1’2013 and Q2’2013. However, the Group concluded that it did not have sufficient data to reasonably estimate the average playing period until the beginning of Q3’2013. Accordingly, for the purposes of recognizing revenue for such app for the quarters ended March 31, 2013 and June 30, 2013, the Group only recognized revenue attributable to removed virtual items for such app by applying the estimated removal rates for the respective periods, and deferred all remaining sales at the respective period end. Beginning of Q3’2013, the Group determined that it had sufficient history to reasonably estimate the average playing period for such app. Accordingly, the Group began recognizing revenues for virtual items which continued to be available to end users over the average playing period for such app. The changes in the estimates used in revenue recognition resulted in an increase of 103,154 thousand yen in revenue for the year ended December 31, 2013.

For the year ended December 31, 2014, the Group had one internally developed game for which it had insufficient data to reasonably estimate the average playing period until the beginning of Q3’2014. Accordingly, for the purposes of recognizing revenue for such game, for the quarters ended March 31, 2014 and June 30, 2014, the Group only recognized revenue attributable to removed virtual items by applying the estimated removal rates for the respective periods, and deferred all remaining sales. Beginning of Q3’2014, as the Group determined that it had sufficient history to reasonably estimate the average playing period for such game, the Group began recognizing revenues for virtual items which continued to be available to end users over the average playing period for such game.

In Q2’2015, the Group launched an internally developed game for which it had insufficient data to reasonably estimate the average playing period until the beginning of Q4’2015. Accordingly, for the purposes of recognizing revenue for this game, for the quarters ended June 30, 2015 and September 30, 2015, the Group recognized revenue based on the estimated average playing period of another game with similar characteristics. Beginning of Q4’2015, the Group determined that it had sufficient history to reasonably estimate the average playing period for such game. Accordingly, the Group began recognizing revenues for virtual items which continued to be available to end users over the average playing period for this game.

(iii)	Others

Others mainly includes revenue from the sales of LINE character merchandise. Revenue from the sale of goods is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer, usually on delivery of the goods. Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of returns and trade discounts.

(iv)	LINE advertising—Official Accounts, Sponsored Stickers and Free LINE Coins service

LINE Official Accounts enable businesses and celebrities to send messages directly to LINE users who have added them as friends. The Group recognizes Official Accounts subscription revenues

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(21)	Revenue (continued)

ratably over the advertising contract periods. In addition, advertisers with Official Accounts may offer Sponsored Stickers to LINE users, who may download them for free. Similar to the user usage pattern of LINE Stickers, the total Sponsored Stickers usage was also observed to be significantly weighted towards the earlier part of the usage period. Accordingly, the Group recognizes Sponsored Stickers revenue on an accelerated basis over a 208-day period following the commencement of the advertising contract period, throughout which Sponsored Stickers are available to be used by end users.

Free LINE Coins service is a pay-per-action advertising service the Group offers. Advertisers pay the Group a predetermined fixed fee per specific action taken by end users, such as successful downloading of an application or viewing of a commercial. In exchange, the Group publishes the applications or commercials produced by advertisers on the LINE platform, and issues LINE Coins to end users without charge (such LINE Coins, “free LINE Coins”). The Group recognizes revenue from Free LINE Coins service in the period in which an end user takes the action the advertiser contracted for, except for the portion of revenue attributable to the free LINE Coins issued by the Group. The portion of the revenue attributable to free LINE Coins is measured at the average selling price of LINE Coins. Revenue related to unused free LINE Coins at the end of the accounting period is deferred, while revenue related to redeemed free LINE Coins is recognized in accordance with the revenue recognition policy for the virtual item purchased.

(v)	Portal advertising

The Group provides advertising services through its web portals, livedoor and NAVER Matome. The Group recognizes web portal advertising revenues ratably over the advertising contract periods.

(b)	Data management services

The Group provides data management services and recognizes the revenues over the life of the service contract periods. The data management business was disposed on September 30, 2014. As a result, the data management business was retrospectively classified as part of the discontinued operations on the Consolidated Statements of Profit or Loss for the year ended December 31, 2013 and 2014. Refer to Note 3 (1) Significant Accounting Policies for further details.

(22)	Finance Income and Finance Costs

Finance income mainly comprises interest income from time deposits and held-to-maturity investments. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance costs comprise interest expense on borrowings and unwinding of the discount on provisions. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

(23)	Other Non-operating Income and Expenses

Other non-operating income comprises dividend income, gains on the disposal of available-for-sale financial assets, and changes in the fair value of financial assets at fair value through profit or loss. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(23)	Other Non-operating Income and Expenses (continued)

Other non-operating expenses comprise changes in the fair value of financial assets at fair value through profit or loss, and impairment losses recognized on available-for-sale financial assets.

(24)	Income Taxes

Income tax expenses comprise current and deferred tax. Current tax and deferred tax are recognized in profit or loss, except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income.

(a)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(b)	Deferred tax

Deferred tax is recognized using the asset-liability method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. A deferred tax liability is recognized for all taxable temporary differences. A deferred tax asset is recognized for all deductible temporary differences, unused tax losses and unused tax credits to the extent that it is probable that taxable profit will be available against which they can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, and associates, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow, in a manner that the Group expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(24)	Income Taxes (continued)

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied on the same taxable entity by the same tax authority.

(25)	Earnings per Share

The Group presents basic and diluted earnings per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to the common shareholder of the Company by the weighted average number of common shares outstanding during the year, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to the common shareholder and the weighted average number of common shares outstanding, adjusted for own shares held, for the effects of all dilutive potential common shares, such as stock options granted to directors and employees of the Group. Potential common shares are antidilutive when their conversion to common shares would increase earnings per share or decrease loss per share from continuing operations. The calculation of diluted earnings per share does not assume conversion, exercise, or other issue of potential common shares that would have an antidilutive effect on earnings per share.

(26)	Operating Segments

The Group identifies segments based on the internal report reviewed by the Group’s Chief Operating Decision Maker to make decisions about resources to be allocated to segments and assess performance. The Chief Operating Decision Maker has been identified as the Company’s board of directors.

In 2013, the Group identified two reportable segments, LINE business and portal segment and data management services segment, which were the Group’s business units. On September 30, 2014, the Group disposed of its data management services segment. As a result, the data management services segment was retrospectively classified as part of the discontinued operations on the Consolidated Statements of Profit or Loss for the year ended December 31, 2013. Refer to Note 3 (1) Significant Accounting Policies for further details.

Since the fourth quarter of 2015, the structure of the business units that management uses to make decisions about operating matters, and the main performance measures used for the purpose of allocating resources to the units had changed. Segment reporting was based on two business units, the LINE business and portal segment, and the MixRadio segment. However, the MixRadio segment was subsequently abandoned on March 21, 2016, and retrospectively classified as a discontinued operation on the Consolidated Statements of Profit or Loss for the year ended December 31, 2015. Refer to Note 3 (1) Significant Accounting Policies for further details.

(27)	Discontinued Operations and Non-current Assets Held for Sale

Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for sale or has been disposed of, if the component either (1) represents a separate major line of business or geographical area of operations and (2) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations or (3) is a subsidiary acquired exclusively with a view to resale.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(27)	Discontinued Operations and Non-current Assets Held for Sale (continued)

The Group determined to dispose its Hangame business and related subsidiaries, and its online matchmaking services business in the year ended December 31, 2013. The Group determined to dispose its data management business in September 2014. In the Consolidated Statements of Profit or Loss, income from the discontinued operations is reported separately from loss from continuing operations; prior periods are presented on a comparable basis. The cash flows from discontinued operations are presented in Note 24 Discontinued Operations. References made to the Consolidated Statements of Profit or Loss, except for those noted in Note 24 Discontinued Operations, are related to continuing operations.

In the event that certain non-current assets and disposal groups whose carrying values will be recovered principally through a sale rather than through continuing use, such non-current assets and disposal groups are classified as held for sale. Non-current assets or disposal groups classified as held for sale or held for disposal are measured at the lower of their carrying amount or fair value less costs to sell, unless these items presented in the disposal group are not part of the measurement scope as defined in IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

(28)	Standards Issued but not yet Effective

The standards and interpretations that are issued but not yet effective as of December 31, 2015 are disclosed below. The Group intends to adopt these standards, if applicable, when they become effective.

–	IFRS 9 Financial Instruments

The IASB issued the final version of IFRS 9 Financial Instruments which sets out the requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 is the new standard for the financial reporting of financial instruments that is principles-based and brings together the classification and measurement, impairment and hedge accounting phases of the IASB’s project. IFRS 9 is built on a single classification and measurement approach for financial assets that reflects the business model in which they are managed and their cash flow characteristics including new impairment requirements that are based on a more forward-looking expected credit loss model that will result in more timely recognition of loan losses and is a single model that is applicable to all financial instruments subject to impairment accounting. In addition, IFRS 9 addresses the so-called ‘own credit’ issue, whereby banks and others book gains through profit or loss as a result of the value of their own debt falling due to a decrease in credit worthiness when they have elected to measure that debt at fair value. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, and early application is permitted. The Group has determined not to early adopt IFRS 9 and is currently assessing the impacts of IFRS 9’s adoption.

–	Clarification of Acceptable Methods of Depreciation and Amortization (Amendments to IAS 16 Property, Plant and Equipment, and IAS 38 Intangible Assets)

The IASB issued amendments to IAS 16 Property, Plant and Equipment, and IAS 38 Intangible Assets to clarify that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate. The IASB also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. This presumption, however, can be rebutted in certain limited circumstances. The amendments are

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(28)	Standards Issued but not yet Effective (continued)

effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. The Group does not expect the amendments to IAS 16 and IAS 38 will have material financial impact in future consolidated financial statements.

–	IFRS 15 Revenue from Contracts with Customers

The IASB issued IFRS 15 Revenue from Contracts with Customers for recognizing revenue. IFRS 15 establishes a five-step model that will apply to revenue earned from a contract with a customer, regardless of the type of revenue transaction or industry, with limited exceptions. In addition to the five-step model, the standard specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. If provided those costs are expected to be recovered, they can be capitalized and subsequently amortized and tested for impairment. IFRS 15 also applies to the recognition and measurement of gains and losses on the sale of some non-financial assets that are not an output of an entity’s ordinary activities, such as sales of property, plant and equipment or intangibles. Either a full retrospective application or a modified retrospective application is required for annual periods beginning on or after 1 January 2018. Early adoption is permitted under IFRS. The modified approach will allow the standard to be applied to existing contracts beginning with the current period but requires the cumulative effect of applying IFRS 15 to contracts that commenced prior to the current period to be recognized in the year of initial application as a catch-up adjustment. No restatement of the comparative periods will be required under this approach, as long as comparative disclosures about the current period’s revenues under existing IFRS are included. The Group has determined not to early adopt IFRS 15 and is currently assessing the impacts of IFRS 15’s adoption.

–	IFRS 11 Joint Arrangements: Accounting for Acquisitions of Interests

The amendments to IFRS 11 require that a joint operator accounting for the acquisition of an interest in a joint operation, in which the activity of the joint operation constitutes a business, must apply the relevant IFRS 3 principles for business combinations accounting. The amendments also clarify that a previously held interest in a joint operation is not remeasured on the acquisition of an additional interest in the same joint operation while joint control is retained. In addition, a scope exclusion has been added to IFRS 11 to specify that the amendments do not apply when the parties sharing joint control, including the reporting entity, are under common control of the same ultimate controlling party. The amendments apply to both the acquisition of the initial interest in a joint operation and the acquisition of any additional interests in the same joint operation and are prospectively effective for annual periods beginning on or after 1 January 2016, with early adoption permitted. The Group has determined not to early adopt IFRS 11 and is currently assessing the impacts of IFRS 11’s adoption.

–	IFRS 16 Leases

IFRS 16 governs the accounting for leases and the related contractual rights and obligations. In the future, lessees will no longer make a distinction between finance and operating leases as they have been required to do thus far under IAS17. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, although early adoption is permitted if IFRS 15 is also applied. The Group is currently assessing the impacts of IFRS 16’s adoption.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

4.	Significant Accounting Judgments, Estimates and Assumptions

The preparation of the Group’s consolidated financial statements requires the management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures. These estimates and assumptions are based on the best judgment of the management in light of historical experience and various factors deemed to be reasonable as of the fiscal year end date. Given their nature, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

The estimates and assumptions are continuously reviewed by the management. The effects of a change in estimates and assumptions are recognized in the period of the change or in the period of the change and future periods. Among estimates and assumptions made by the management, the following are ones that may have a material effect on the amounts recognized in the consolidated financial statements of the Group:

(a)	Impairment

–	Non-financial assets

Non-current assets other than goodwill

Non-current assets other than goodwill, such as property and equipment, and intangible assets with definite useful lives, are assessed for indications of impairment at the end of the reporting period. The Group evaluates both internal and external sources of information to assess whether impairment indicators exist. Some of the impairment indicators are evidence of obsolescence or significant adverse changes in the technological, market, economic or legal environment of the market in which the Group operates, or the asset is dedicated. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Likewise, the determination of the assets’ recoverable amounts involves the use of estimates by the management that can have a material impact on the respective values and ultimately the amount of any impairment.

Goodwill

The goodwill impairment test requires the Group to exercise judgment and assess whether the carrying value of the CGU to which goodwill has been allocated can be supported by the recoverable amount of such CGU to which goodwill has been allocated.

The recoverable amount of a CGU is determined based on a value in use calculation which involves the use of estimates. The main assumptions used in the value in use calculation include the discount rate, terminal growth rate and expected future cash flow projections for a period of up to five years from financial budgets approved by the management. Cash flow projections beyond the planning period are extrapolated using terminal growth rates. Cash flow projections take into account past experience and represent management’s best estimates. These assumptions can be subject to significant adjustments from such factors as user trend, spending on marketing, IT spending of corporations, and competition from competitors. The key assumptions used to determine the recoverable amounts of the different CGU to which goodwill has been allocated are disclosed and further explained in Note 12 Impairment.

–	Financial assets measured at amortized cost

Regarding the financial assets measured at amortized cost, the Group assesses whether there is any objective evidence that financial assets are impaired on a quarterly basis. If there is any objective

LINE Corporation

Notes to Consolidated Financial Statements (continued)

4.	Significant Accounting Judgments, Estimates and Assumptions (continued)

(a)	Impairment (continued)

evidence, the Group recognizes the difference between carrying value of the asset and the present value of estimated future cash flows as an impairment loss. When the Group estimates the future cash flows, the management considers the probability of default, time of recovery and past trend of losses, and decides whether the actual loss, which reflects current economic and credit conditions, is more or less than past trends. The Group considers these estimates to be significant because any adjustments may significantly affect the amount of an impairment loss for the financial assets measured at amortized cost.

(b)	Recoverability of deferred tax assets

Regarding temporary differences, which are differences between carrying value of an asset or liability in the Consolidated Statements of Financial Position and its tax base, the Group recognizes deferred tax assets and deferred tax liabilities. The deferred tax assets and deferred tax liabilities are calculated using the tax rates based on tax laws that have been enacted or substantively enacted by the end of the reporting period and the tax rates that are expected to apply to the period when the deferred tax asset is realized or the deferred tax liability is settled. Deferred tax assets are recognized for all deductible temporary differences, unused tax losses carryforward and unused tax credits carryforward to the extent that it is probable that taxable income will be available. The estimation of future taxable income is calculated based on financial budgets approved by management of the Group, and it is based on management’s subjective judgments and assumptions. The Group considers these estimates to be significant because any adjustments in the assumed conditions and amendments of tax laws in the future may significantly affect the amounts of deferred tax assets and deferred tax liabilities.

(c)	Methods of determining fair value for financial instruments measured at fair value

Financial assets and financial liabilities held by the Group are measured at the following fair values:

–	quoted prices in active markets for identical assets or liabilities;

–	fair value calculated using observable inputs other than quoted prices for the assets or liabilities, either directly or indirectly; and

–	fair value calculated using valuation techniques incorporating unobservable inputs.

In particular, the fair value estimates using valuation techniques that incorporate unobservable inputs are based on the judgment and assumptions of Group management, such as experience assumptions, and the use of specific numerical calculation models, such as discounted cash flow models.

(d)	Provisions

The Group recognizes asset retirement obligations related to assets leased under operating leases in the Consolidated Statements of Financial Position. These provisions are recognized based on the best estimates of the costs expected to incur for the restoration of the operating lease properties to the state as specified in the rental agreements upon termination of the operating leases. The estimation takes risks and uncertainty related to the obligations into account as of the fiscal year end date.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

4.	Significant Accounting Judgments, Estimates and Assumptions (continued)

(d)	Provisions (continued)

The Group records a provision for the licensing expense payable to the third-party platform partners upon redemption of promotional virtual credits for virtual items by end users in the future. For promotional and marketing purposes, virtual credits are given to end users free of charge.

(e)	Defined benefit plans

The cost of the defined benefit plan and the present value of the obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions, including the determination of the discount rate and future salary increases.

The Group determines the discount rate based on market returns of high-quality corporate bonds consistent with currencies and estimated payment terms applicable to the defined benefit obligations as of the reporting date in order to calculate present value of the defined benefit obligations. Estimated future salary increases are based on historical salary increases and expected future inflation rates.

Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

Further details about the Group’s defined benefit obligations are presented in Note 17 Employment Benefits.

(f)	Share-based payments

Share-based payment expenses related to stock options granted to directors and employees are estimated based on the option’s fair value determined under the Black-Scholes-Merton (“Black-Scholes”) option pricing model. The Black-Scholes model requires various highly judgmental assumptions, including expected volatility, expected life of stock options and fair value of share capital at the time of option grants, which will be discussed further below.

Expected volatility is estimated based on the historical volatility of reference companies which are comparable publicly traded companies. The expected life of stock options is estimated based on the expectation of future stock price movements and expected exercise patterns of the option holders.

(g)	Valuation of common shares

In the absence of a public trading market, the Group exercised significant judgment in determining fair value of common shares at the time of option grants. Valuation is based on all relevant facts and circumstances known at the time of valuation, including but not limited to factors such as historical financial results and projections of the Group’s future operating and financial performance; market performance of comparable publicly traded companies; overall economic and industry outlook; and third-party valuations of the Group’s common shares as of the date of stock option grants.

(h)	Revenues

For revenues attributable to the sales of in-game/app virtual items developed by the Group, revenues are recognized over periods over which the benefits are expected to be consumed by end users, taking into

LINE Corporation

Notes to Consolidated Financial Statements (continued)

4.	Significant Accounting Judgments, Estimates and Assumptions (continued)

consideration historical data on purchase patterns, log-on information, and the removal rates of virtual items.

For revenues attributable to the sales of LINE Stickers, Creator Stickers and Sponsored Stickers, revenues are recognized over the estimated periods over which LINE Stickers, Creator Stickers and Sponsored Stickers are expected to be used by users, taking into consideration historical data on usage and user behavior.

5.	Segment Information

The operating segment of the Group is a component for which discrete financial information is available and whose operating results are regularly reviewed by the Group’s chief operating decision maker in making decisions about resource allocation and assess performance. No operating segments have been aggregated to form the reportable segments.

For the year ended December 31, 2013 and for the nine-month period ended September 30, 2014, the Group had identified two reportable segments, LINE business and portal segment and data management services segment, which were the Group’s business units. On September 30, 2014, the Group disposed of its data management services segment. As a result, the data management services segment was retrospectively classified as part of the discontinued operations on the Consolidated Statements of Profit or Loss for the year ended December 31, 2013. The Group had a single reportable segment as of December 31, 2014. Refer to Note 3(1) Significant Accounting Policies for further details.

As described in Note 3 (26) Significant Accounting Policies, since the fourth quarter of 2015, the structure of the business units that management uses to make decisions about operating matters, and the main performance measures used for the purpose of allocating resources to the units had changed. Segment reporting was based on two business units, the LINE business and portal segment and the MixRadio segment.

However, the MixRadio segment was subsequently abandoned on March 21, 2016, and retrospectively classified as a discontinued operation on the Consolidated Statements of Profit or Loss for the year ended December 31, 2015. Refer to Note 24 Discontinued Operations for further details.

Segment information is presented for continuing operations.

(1)	Description of Reportable Segment

The Group has a single reportable segment:

LINE business and portal segment	–

The Group mainly operates a cross-platform messenger application, LINE, and provides communication and content and advertising services. Communication and content are primarily provided to end users via various communication and content. Communication mainly includes LINE Stickers. Content includes LINE Games and LINE Play. Advertising services are provided via LINE advertising and web portals livedoor and NAVER Matome. LINE advertising includes LINE Official Accounts, Sponsored Stickers and Free LINE Coins.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

5.	Segment Information (continued)

(2)	Revenues from Major Services

The Group’s revenues from continuing operations from its major services for the years ended December 31, 2013, 2014 and 2015 are as follows:

	(In thousands of yen)

	2013	2014	2015
LINE business and portal segment
Communication and content
Communication(1)	9,893,305	20,689,739	28,725,134
Content(2)	17,662,099	40,448,648	49,283,859
Others	664,286	1,783,666	5,985,048

Sub-total	28,219,690	62,922,053	83,994,041

Advertising
LINE advertising(3)	5,321,522	14,603,427	26,487,056
Portal advertising(4)	6,044,549	8,840,789	9,924,434

Sub-total	11,366,071	23,444,216	36,411,490

Total	39,585,761	86,366,269	120,405,531

(1)	Revenues from communication were mainly attributable to sales of LINE Stickers and Creator Stickers.

(2)	Revenues from content primarily consisted of sales of LINE Games virtual items.

(3)	Revenues from LINE advertising primarily consisted of fees from LINE Official Accounts and Free LINE Coins, as well as sales of Sponsored Stickers.

(4)	Revenues from portal advertising were mainly attributable to advertising revenue from web portals, livedoor and NAVER Matome.

(3)	Geographic Information

Revenues from external customers

Revenues from external customers classified by country or region by geographical proximity were based on the locations of customers. Revenues attributable to communication and content have been classified based on the geographical location of the end users. Revenues attributable to portal advertising have been classified based on the geographical locations where the services were provided.

	(In thousands of yen)

	2013	2014	2015
Japan (country of domicile)	34,412,006	65,476,215	84,779,808
Taiwan	2,156,142	10,514,667	17,057,953
Others	3,017,613	10,375,387	18,567,770

Total	39,585,761	86,366,269	120,405,531

LINE Corporation

Notes to Consolidated Financial Statements (continued)

5.	Segment Information (continued)

(3)	Geographic Information (continued)

Non-current operating assets

Non-current operating assets mainly consist of property and equipment and intangible assets.

	(In thousands of yen)

	2014	2015
Japan (country of domicile)	10,714,120	12,128,756
Korea	1,548,333	2,095,142
Others	27,624	567,671

Total	12,290,077	14,791,569

(4)	Major Customers

No single customer accounted for 10 percent or more of the Group’s total revenues for the years ended December 31, 2013, 2014 and 2015.

6.	Cash and Cash Equivalents

The breakdown of cash and cash equivalents as of December 31, 2014 and 2015 is as follows:

	(In thousands of yen)

	December 31, 2014	December 31, 2015
Cash on hand	939	3,730
Demand deposits	20,253,516	33,648,520

Total cash and cash equivalents	20,254,455	33,652,250

7.	Trade and Other Receivables

Trade and other receivables as of December 31, 2014 and 2015 are as follows:

	(In thousands of yen)

	December 31, 2014	December 31, 2015
Trade and other receivables, current	24,488,309	27,645,690
Allowance for doubtful accounts, general	(265,462)	(397,193)
Trade receivables, non-current(1)	21,624	32,754
Allowance for doubtful accounts, specific	(21,624)	(32,754)

Total trade and other receivables	24,222,847	27,248,497

(1)

The non-current trade receivables were tested for impairment on an individual basis as of the reporting dates based on how long such trade receivables were past due. As a result, full specific reserves were recorded.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

7.	Trade and Other Receivables (continued)

For movement in the allowance of doubtful accounts for trade and other receivables, refer to Note 26 Financial Risk Management.

8.	Inventories

Inventories as of December 31, 2014 and 2015 are as follows:

	(In thousands of yen)

	December 31, 2014	December 31, 2015
Goods	2,108,470	1,475,939

Total Inventories	2,108,470	1,475,939

Cost of goods recognized from continuing operations for the years ended December 31, 2013, 2014 and 2015, were 4,142 thousand yen, 812,713 thousand yen and 2,474,809 thousand yen, respectively. Inventory valuation losses recognized from continuing operations for the years ended December 31, 2013, 2014 and 2015, were nil, 61,991 thousand yen and 734,218 thousand yen, respectively.

9.	Property and Equipment

(1)	Changes in property and equipment for the year ended December 31, 2014 are as follows:

				(In thousands of yen)

	Furniture and fixtures	Equipment	Land	Construction- in-progress	Others	Total
Acquisition cost
Balance at January 1, 2014	2,115,926	7,980,446	2,571,851	10,276	17,475	12,695,974
Acquisitions	596,190	4,491,323	12,506	28,235	180,867	5,309,121
Disposals	(63,348)	(556,160)	–	–	(17,418)	(636,926)
Acquisitions through business combinations	–	1,547	–	–	–	1,547
Exchange differences	–	27,767	–	–	4,436	32,203
Business divestiture	(178,989)	(3,107,359)	–	–	–	(3,286,348)

Balance at December 31, 2014	2,469,779	8,837,564	2,584,357	38,511	185,360	14,115,571

Accumulated depreciation and impairment
Balance at January 1, 2014	576,898	4,012,809	–	–	4,355	4,594,062
Disposals	(47,779)	(513,663)	–	–	(6,307)	(567,749)
Depreciation(1)	445,796	2,324,992	–	–	29,887	2,800,675
Exchange differences	–	14,039	–	–	685	14,724
Business divestiture	(116,017)	(2,265,643)	–	–	–	(2,381,660)

Balance at December 31, 2014	858,898	3,572,534	–	–	28,620	4,460,052

Carrying amounts
Balance at January 1, 2014	1,539,028	3,967,637	2,571,851	10,276	13,120	8,101,912

Balance at December 31, 2014	1,610,881	5,265,030	2,584,357	38,511	156,740	9,655,519

(1)	This balance includes depreciation expenses of 473,415 thousand yen attributable to discontinued operations for the year ended December 31, 2014.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

9.	Property and Equipment (continued)

(2)	Changes in property and equipment for the year ended December 31, 2015 are as follows:

				(In thousands of yen)

	Furniture and fixtures	Equipment	Land	Construction- in-progress	Others	Total
Acquisition cost
Balance at January 1, 2015	2,469,779	8,837,564	2,584,357	38,511	185,360	14,115,571
Acquisitions	453,187	4,033,212	–	59,800	202,885	4,749,084
Disposals	–	(596,214)	–	–	(25,044)	(621,258)
Acquisitions through business combinations	16,742	24,546	–	–	–	41,288
Exchange differences	4,907	(51,143)	–	–	(9,271)	(55,507)
Other	5,704	4,968	–	(38,511)	1,580	(26,259)

Balance at December 31, 2015	2,950,319	12,252,933	2,584,357	59,800	355,510	18,202,919

Accumulated depreciation and impairment
Balance at January 1, 2015	858,898	3,572,534	–	–	28,620	4,460,052
Disposals	–	(341,813)	–	–	–	(341,813)
Depreciation(1)	601,827	2,860,363	–	–	81,249	3,543,439
Exchange differences	4,831	(26,071)	–	–	(6,981)	(28,221)
Impairment(2)	11,715	42,692	–	–	–	54,407
Other	2,070	13,349	–	–	(1,114)	14,305

Balance at December 31, 2015	1,479,341	6,121,054	–	–	101,774	7,702,169

Carrying amounts
Balance at January 1, 2015	1,610,881	5,265,030	2,584,357	38,511	156,740	9,655,519

Balance at December 31, 2015	1,470,978	6,131,879	2,584,357	59,800	253,736	10,500,750

(1)

The balance includes depreciation expenses of 17,086 thousand yen attributable to the MixRadio segment, which was retrospectively classified as a discontinued operation for the year ended December 31, 2015. Refer to Note 24 Discontinued Operations for further details.

(2)

A full write-off of the MixRadio segment’s property and equipment of 54,407 thousand yen was recognized as a result of the impairment test of the MixRadio segment for the year ended December 31, 2015. As a result of the subsequent abandonment on March 21, 2016, the impairment loss was recognized in the Consolidated Statement of Profit or Loss as “Profit/(loss) from discontinued operations, net of tax”. Refer to Note 12 (1) Impairment and Note 24 Discontinued Operations for further details.

(3)	Contractual commitments for the acquisition of property and equipment:

(In thousands of yen)

December 31, 2014	December 31, 2015
21,778	199,090

The carrying amounts of property and equipment held under finance leases contracts were 2,023 thousand yen and 1,329 thousand yen as of December 31, 2014 and 2015, respectively. Additions during the year included nil in 2014 and 2015 of property and equipment under finance leases and installment payment contracts. The leased assets and assets under installment payment contracts are pledged as collateral for the related finance lease and installment payment liabilities.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

9.	Property and Equipment (continued)

(3)	Contractual commitments for the acquisition of property and equipment (continued):

Land with a carrying amount of 2,584,357 thousand yen as of December 31, 2014 and 2015 was subject to a first lien to secure one of the Group’s bank loans. Such lien was released in the year ended December 31, 2015. Construction-in-progress was related to capital expenditures for a building currently under construction.

10.	Capitalized Borrowing Costs

The amount of borrowing costs capitalized during the years ended December 31, 2014 and 2015 were 12,683 thousand yen and nil, respectively. The rate used to determine the amount of borrowing costs eligible for capitalization in 2014 was 0.49%, which was the effective interest rate of the general borrowings.

11.	Goodwill and Other Intangible Assets

(1)	Changes in goodwill and other intangible assets for the year ended December 31, 2014 are as follows:

			(In thousands of yen)

Item	Goodwill	Software(1)	Others	Total
Acquisition cost
Balance at January 1, 2014	2,723,645	437,718	285,536	3,446,899
External acquisition	–	133,253	12,993	146,246
Acquisition through a business combination(2)	149,997	–	239	150,236
Disposal	–	(70,961)	(609)	(71,570)
Exchange differences	13,881	586	22	14,489
Business divestiture(3)	(436,631)	(116,012)	(244,929)	(797,572)

Balance at December 31, 2014	2,450,892	384,584	53,252	2,888,728

Accumulated amortization and impairment
Balance at January 1, 2014	40,337	317,211	173,899	531,447
Disposals	–	(65,461)	(80)	(65,541)
Amortization(4)	–	41,885	28,437	70,322
Exchange differences	–	(3,871)	–	(3,871)
Business divestiture(3)	–	(88,839)	(189,348)	(278,187)

Balance at December 31, 2014	40,337	200,925	12,908	254,170

Carrying amounts
Balance at January 1, 2014	2,683,308	120,507	111,637	2,915,452

Balance at December 31, 2014	2,410,555	183,659	40,344	2,634,558

(1)	Software was mainly comprised of externally acquired software. The remaining useful life of software as of December 31, 2014 was three years.

(2)	The balances were related to the Group’s acquisition of wit studio. Refer to Note 30 Business Combinations for further details.

(3)	The balances were related to the Group’s divestiture of the data management business. Refer to Note 24 Discontinued Operations for further details.

(4)	This balance included amortization expenses of 27,960 thousand yen attributable to the discontinued operations for the year ended December 31, 2014.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

11.	Goodwill and Other Intangible Assets (continued)

(2)	Changes in goodwill and other intangible assets for the year ended December 31, 2015 are as follows:

				(In thousands of yen)

Item	Goodwill	Software(1)	Music rights	Others	Total
Acquisition cost
Balance at January 1, 2015	2,450,892	384,584	–	53,252	2,888,728
External acquisition	–	321,502	–	764,465	1,085,967
Acquisition through a business combination(2)	3,425,653	863,429	543,292	272,384	5,104,758
Disposal	–	(23,817)	–	(35,000)	(58,817)
Exchange differences	(23,770)	(439)	(1,198)	(2,527)	(27,934)
Other	–	(1,345)	–	(10,427)	(11,772)

Balance at December 31, 2015	5,852,775	1,543,914	542,094	1,042,147	8,980,930

Accumulated amortization and impairment
Balance at January 1, 2015	40,337	200,925	–	12,908	254,170
Disposals	–	(23,744)	–	(30,960)	(54,704)
Amortization(4)	–	265,226	96,884	151,661	513,771
Impairment(3)	2,691,671	709,287	446,408	290,923	4,138,289
Exchange differences	–	56	(1,198)	(7,730)	(8,872)
Other	–	5,978	–	–	5,978

Balance at December 31, 2015	2,732,008	1,157,728	542,094	416,802	4,848,632

Carrying amounts
Balance at January 1, 2015	2,410,555	183,659	–	40,344	2,634,558

Balance at December 31, 2015	3,120,767	386,186	–	625,345	4,132,298

(1)	Software was mainly comprised of externally acquired software. The remaining useful life of software as of December 31, 2015 was three years.

(2)	The balances were mainly related to the Group’s acquisition of MixRadio. Refer to Note 30 Business Combinations for further details.

(3)

As a result of the Group’s annual goodwill impairment test, impairment losses of 2,691,671 thousand yen, 709,287 thousand yen, 446,408 thousand yen and 217,963 thousand yen have been recognized for the full write-off of MixRadio segment’s goodwill, software, music rights and other intangibles, respectively. As the MixRadio segment was subsequently abandoned on March 21, 2016, and was retrospectively classified as a discontinued operation for the year ended December 31, 2015, the impairment losses were recognized in the Consolidated Statement of Profit or Loss as “Profit/(loss) for the year from discontinued operations, net of tax”. Refer to Note 12 (1) Impairment and Note 24 Discontinued Operations for further details.

(4)

The balance includes 307,349 thousand yen attributable to the MixRadio segment, which was retrospectively classified as a discontinued operation for the year ended December 31, 2015. Refer to Note 24 Discontinued Operations for further details.

The carrying amounts of goodwill were 2,410,555 thousand yen and 3,120,767 thousand yen as of December 31, 2014 and 2015, respectively. The majority of the goodwill was recognized as a result of the acquisition of livedoor Co., Ltd. in 2010.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

11.	Goodwill and Other Intangible Assets (continued)

(3)	The research and development costs incurred for the years ended December 31, 2013 and 2014 were related to the data management business, which was classified as discontinued operations on September 19, 2014. Refer to Note 24 Discontinued Operations for further details. No research and development costs were incurred for the year ended December 31, 2015. Research and development costs included in the “Profit/(loss) from discontinued operations, net of tax” in the Consolidated Statements of Profit or Loss the years ended December 31, 2013, 2014 and 2015 are as follows:

(In thousands of yen)

2013	2014	2015
25,920	19,642	–

12.	Impairment

(1)	Impairment of Goodwill

Annual impairment testing for goodwill was performed as of October 1 for the years ended December 31, 2013, 2014 and 2015.

Goodwill has been allocated to two CGUs and one CGU for impairment testing purposes for the years ended December 31, 2013 and 2014, respectively. The two CGUs were the Group’s operating segments and also the reportable segments for the year ended December 31, 2013.

In September 2014, the Group disposed of its data management business. As a result, the data management services segment was retrospectively classified as part of the discontinued operations on the Consolidated Statements of Profit or Loss for the year ended December 31, 2013.

Goodwill has been allocated to two CGUs for the year ended December 31, 2015.

Carrying amount of goodwill allocated to each of the CGUs for impairment testing is as follows:

(In thousands of yen)

For the year ended December 31, 2013
LINE business and portal CGU	Data management services CGU	Total
2,246,677	436,631	2,683,308

(In thousands of yen)

For the year ended December 31, 2014
LINE business and portal CGU	Total
2,410,555	2,410,555

LINE Corporation

Notes to Consolidated Financial Statements (continued)

12.	Impairment (continued)

(1)	Impairment of Goodwill (continued)

(In thousands of yen)

For the year ended December 31, 2015
LINE business and portal CGU	MixRadio CGU	Total
3,120,767	2,691,671	5,812,438

The recoverable amounts of the CGUs have been determined based on a value in use calculation using cash flow projections for a period of up to five years from financial budgets approved by the Group’s management. Cash flow projections take into account past experience and represent management’s best estimates. The main assumptions used in the value in use calculation include the discount rate, terminal growth rate and expected future cash inflows. These assumptions can be subject to significant adjustments due to factors such as marketing budgets, IT spending of corporations, and competition from competitors. Cash flows beyond the planning periods were extrapolated using terminal growth rates.

To estimate the discount rate that reflects the time value of money and the risks specific to the CGUs, the Group has assumed a risk-free rate equal to one-month average market yields on 10-year Japanese government bonds at the date of performing the annual impairment test. The Group also incorporated risk premiums, such as a company specific premium and equity premium, in the discount rate. The terminal growth rates are based on the long-term average inflation rates of the Group’s main countries of operation, Japan, Taiwan and Thailand, which takes into consideration external macroeconomic sources of data.

(a)	LINE business and portal CGU and Data management service CGU

The significant assumptions used in the value in use calculations are as follows:

	2013		2014		2015
CGU	Pre-tax discount rate	Terminal growth rate	Pre-tax discount rate	Terminal growth rate	Pre-tax discount rate	Terminal growth rate
LINE business and portal CGU	17.0%	1.9%	14.4%	1.3%	14.7%	1.4%
Data management services CGU	16.5%	1.9%	–	–	–	–

No impairment losses were recognized for goodwill for the years ended December 31, 2013 and 2014, as a result of the annual impairment testing, except for 40,337 thousand yen impairment losses related to LINE Vietnam in 2013. The related impairment losses were retrospectively restated in the Group’s consolidated financial statements, as the acquisition of LINE Vietnam was accounted for as a business combination under common control using the pooling method. Refer to Note 3 (1) Significant Accounting Policies for further details.

(b)	MixRadio CGU

The Group acquired MixRadio in the first quarter of 2015 in order to expand the range of services. Refer to Note 30 Business Combinations for further details. However, the music streaming industry

LINE Corporation

Notes to Consolidated Financial Statements (continued)

12.	Impairment (continued)

(1)	Impairment of Goodwill (continued)

(b)	MixRadio CGU (continued)

grew increasingly competitive over the second half of 2015, mainly due to the expansion by major technology firms in the music space and to market consolidation by competitors with large user bases. This intensified competition led to significant increases in royalties from music labels and publishers, and increases in marketing costs related to user acquisition. These factors negatively impacted the long term profitability of the MixRadio CGU and the Group. As a result, in the fourth quarter of 2015, the Group changed its strategic decision and decided to focus on its core LINE business and portal segment, and planned on exiting the MixRadio business by either selling its operations or, if no buyer was identified, abandoning MixRadio operations in 2016.

As of December 31, 2015, as no potential buyer was identified, the Group considered the abandonment of the MixRadio business to be probable. Therefore, as the future cash flows are expected to be negative, goodwill allocated to MixRadio CGU of 2,691,671 thousand yen was fully impaired. Further, as a result of the subsequent abandonment on March 21, 2016, the MixRadio CGU was retrospectively classified as a discontinued operation for the year ended December 31, 2015. Refer to Note 24 Discontinued Operations for further details.

(2)	Sensitivity to Changes in Assumptions

For LINE business and portal CGU and Data management CGU, in the opinion of the Group’s management, the recoverable amounts have considerably exceeded the carrying amount of the CGUs, and the outcomes of the impairment tests are not sensitive to reasonably likely changes in any of the assumptions underlying the cash flow projections used for the impairment tests or the discount rates in the periods presented for any CGUs.

For the MixRadio CGU, due to the full impairment as described above, a sensitivity analysis has not been presented.

(3)	Impairment of Tangible Assets and Intangible Assets with Definite Useful Lives

For the years ended December 31, 2013 and 2014, no impairment losses were recognized for tangible assets and intangible assets with definite useful lives except for the impairment losses recognized for certain non-current assets held by LINE Vietnam. For the year ended December 31, 2015, in connection with the MixRadio segment impairment as explained above, impairments of intangible assets with definite useful life in the amount of 1,373,658 thousand yen and property and equipment in the amount of 54,407 thousand yen were recognized. Refer to Note 9 Property and Equipment and Note 11 Goodwill and Other Intangible Assets for further details.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

13.	Provisions

Changes in provisions for the years ended December 31, 2014 and 2015 are as follows:

(In thousands of yen)
	Restoration obligations for operating lease properties	Promotional virtual credits reserve	Other	Total
At January 1, 2014	734,064	32,279	–	766,343
Arising during the year	297,830	354,723	–	652,553
Utilized	(7,447)	(184,498)	–	(191,945)
Unwinding of discount and changes in the discount rate	1,692	–	–	1,692
Business divestitures	(71,625)	–	–	(71,625)
Exchange differences	16,788	–	–	16,788

At December 31, 2014	971,302	202,504	–	1,173,806

Arising during the year	249,900	224,775	278,643	753,318
Utilized	–	(136,937)	–	(136,937)
Unwinding of discount and changes in the discount rate	1,655	–	–	1,655
Exchange differences	(9,639)	–	–	(9,639)

At December 31, 2015	1,213,218	290,342	278,643	1,782,203

Restoration obligations for operating lease properties

The Group records a provision for the restoration obligations for the operating lease properties as the Group is required to restore the operating lease properties to the state as specified in the rental agreements upon termination of the operating leases. It is expected that the rental agreements will be terminated by 2017.

Promotional virtual credits

For promotional and marketing purposes, virtual credits are given to end users free of charge. The Group records a provision for the licensing expense payable to the third-party platform partners upon redemption of free promotional virtual credits for virtual items by end users in the future.

Others

Others mainly consisted of a provision for the losses expected to be incurred in relation to the existing headquarter rental agreement as a result of the scheduled headquarter relocation.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

14.	Income Taxes

(1)	Current and deferred taxes related to each component of other comprehensive income for the years ended December 31, 2013, 2014 and 2015 are as follows:

	(In thousands of yen)

	2013			2014			2015
	Pretax	Tax	Post tax	Pretax	Tax	Post tax	Pretax	Tax	Post tax
Remeasurement of defined benefit plans	24,690	–	24,690	(654,768)	4,024	(650,744)	(1,722,112)	576,237	(1,145,875)
Foreign currency translation adjustments	11,226	–	11,226	533,750	–	533,750	(281,161)	14,462	(266,699)
Proportionate share of other comprehensive income of associates	–	–	–	18,545	–	18,545	15,642	(3,785)	11,857
Net change in fair value of available-for-sale financial assets	202,720	(59,586)	143,134	5,461,675	(1,708,938)	3,752,737	1,550,589	276,788	1,827,377
Reclassification adjustments for net change in fair value of available-for sale financial assets	–	–	–	–	–	–	1,789,603	(577,343)	1,212,260

Total	238,636	(59,586)	179,050	5,359,202	(1,704,914)	3,654,288	1,352,561	286,359	1,638,920

LINE Corporation

Notes to Consolidated Financial Statements (continued)

14.	Income Taxes (continued)

(2)	Deferred Tax Assets and Deferred Tax Liabilities

Movements in deferred tax assets and deferred tax liabilities are as follows:

	(In thousands of yen)

	Beginning balance as of January 1, 2014	Amounts recorded under profit or loss	Amounts recognized under other comprehensive loss	Other(1)	Ending balance as of December 31, 2014
Deferred tax assets:
Tax losses	3,291	(1,693)	–	–	1,598
Depreciation	577,017	52,270	–	(138,159)	491,128
Advances received	542,652	1,134,726	–	–	1,677,378
Deferred revenue	618,052	615,931	–	–	1,233,983
Restoration obligations for operating lease properties	73,114	56,097	–	(14,632)	114,579
Accrued bonuses	154,390	122,400	–	(22,332)	254,458
Allowance for doubtful accounts	20,497	59,027	–	(6,095)	73,429
Other accrued expenses	231,672	107,833	–	(30,179)	309,326
Accrued enterprise taxes	255,694	335,740	–	(41,011)	550,423
Other financial assets	92,301	(92,301)	–	–	–
Share-based compensation	44,634	111,841	–	–	156,475
Other	158,613	379,434	–	(7,010)	531,037

Total	2,771,927	2,881,305	–	(259,418)	5,393,814

Deferred tax liabilities:
Customer-related intangible assets	(24,351)	4,308	–	20,043	–
Available-for sale financial assets	(46,473)	(796)	(1,708,938)	(1,464)	(1,757,671)
Prepaid expenses	–	(400,138)	–	–	(400,138)
Other	(33,297)	(16,160)	–	2,004	(47,453)

Total	(104,121)	(412,786)	(1,708,938)	20,583	(2,205,262)

(1)	Decreases in others are attributable mainly to disposal of DataHotel. Refer to Note 3 (1) Significant Accounting Policies for further details.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

14.	Income Taxes (continued)

(2)	Deferred Tax Assets and Deferred Tax Liabilities (continued)

	(In thousands of yen)

	Beginning balance as of January 1, 2015	Amounts recorded under profit or loss	Amounts recognized under other comprehensive loss	Other	Ending balance as of December 31, 2015
Deferred tax assets:
Tax losses	1,598	3,130,808	–	–	3,132,406
Depreciation	491,128	428,534	–	(21)	919,641
Advances received	1,677,378	1,289,656	–	–	2,967,034
Deferred revenue	1,233,983	1,116,164	–	–	2,350,147
Restoration obligations for operating lease properties	114,579	93,611	–	(60)	208,130
Accrued bonuses	254,458	360,353	–	(1,130)	613,681
Allowance for doubtful accounts	73,429	11,543	–	–	84,972
Other accrued expenses	309,326	111,804	–	(566)	420,564
Accrued enterprise taxes	550,423	(302,115)	–	–	248,308
Available-for sale financial assets	–	559,412	–	(1,410)	558,002
Share-based compensation	156,475	562,749	–	–	719,224
Post-employment benefits	13,813	426,513	576,237	1,007	1,017,570
Tax effect on equity interests in subsidiaries and associates	–	3,955,868	10,677	–	3,966,545
Other	517,224	(58,202)	–	(33,148)	425,874

Total	5,393,814	11,686,698	586,914	(35,328)	17,632,098

Deferred tax liabilities:
Available-for sale financial assets	(1,757,671)	(51,457)	(300,555)	2,246	(2,107,437)
Prepaid expenses	(400,138)	50,101	–	–	(350,037)
Other	(47,453)	(29,064)	–	–	(76,517)

Total	(2,205,262)	(30,420)	(300,555)	2,246	(2,533,991)

The deferred tax assets and liabilities reconcile to the amounts presented in the Consolidated Balance Sheet as follows:

	(In thousands of yen)

	December 31, 2014	December 31, 2015

Total deferred tax assets	5,393,814	17,632,098
Adjustment to offset deferred tax assets and liabilities	(1,762,089)	(690,047)

Net deferred tax assets	3,631,725	16,942,051

LINE Corporation

Notes to Consolidated Financial Statements (continued)

14.	Income Taxes (continued)

(2)	Deferred Tax Assets and Deferred Tax Liabilities (continued)

	(In thousands of yen)

	December 31, 2014	December 31, 2015

Total deferred tax liabilities	(2,205,262)	(2,533,991)
Adjustment to offset deferred tax assets and liabilities	1,762,089	690,047

Net deferred tax liabilities	(443,173)	(1,843,944)

The Group offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same tax authority.

Below is a breakdown of the deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets were recognized:

	(In thousands of yen)

	December 31, 2014	December 31, 2015
Deductible temporary differences	28,021,895	26,543,789
Unused tax losses	23,105,401	14,679,106
Unused tax credits	396,639	210,495

Total	51,523,935	41,433,390

Below is a breakdown of the unused tax losses by expiry date for which no deferred tax assets were recognized:

	(In thousands of yen)

	December 31, 2014	December 31, 2015
Less than one year	–	–
Between one year and five years	725,392	1,776,598
Five years and more	22,206,679	1,877,067
No expiration date	173,330	11,025,441

Total	23,105,401	14,679,106

LINE Corporation

Notes to Consolidated Financial Statements (continued)

14.	Income Taxes (continued)

(2)	Deferred Tax Assets and Deferred Tax Liabilities (continued)

Below is a breakdown of unused tax credits by expiry date for which no deferred tax assets were recognized:

	(In thousands of yen)

	December 31, 2014	December 31, 2015
Less than one year	–	–
Between one year and five years	396,639	210,495
Five years and more	–	–
No expiration date	–	–

Total	396,639	210,495

As of December 31, 2014 and 2015, the total amounts of taxable temporary differences relating to investments in subsidiaries and associates for which deferred tax liabilities are not recognized were 2,076,670 thousand yen and 6,897,050 thousand yen, respectively.

(3)	The components of income tax benefits/(expenses) for the years ended December 31, 2013, 2014 and 2015 are as follows:

	(In thousands of yen)

	2013	2014	2015
Current income tax:
Current income tax expenses(1)	(1,938,240)	(9,619,085)	(7,595,173)

Deferred tax:
Changes related to origination and reversal of temporary differences(2)	2,617,768	2,739,637	8,757,821
Changes in the tax rate(3)	(31,007)	(271,118)	(1,016,644)

Income tax benefits/(expenses)	648,521	(7,150,566)	146,004

(1)

Current income tax expenses include previously unrecognized tax benefits from tax loss carryforwards and deductible temporary differences. These benefits were 2,104,412 thousand yen, nil and 1,800,969 thousand yen for the years ended December 31, 2013, 2014 and 2015, respectively.

(2)

These balances represent the deferred tax benefit from the reversal of previously written-down deferred tax assets partially offset by write-downs of deferred tax assets. The Group had deferred tax benefits of 2,139,045 thousand yen, nil and 5,698,746 thousand yen for the years ended December 31, 2013, 2014 and 2015, respectively.

(3)

Amendments to the Japanese tax regulations were enacted into law on November 30, 2011. As a result of these amendments, the statutory income tax rate has been reduced to approximately 38.0% effective from the year ended December 31, 2013. Subsequent amendments to the Japanese tax regulations were enacted into law on March 31, 2014 and March 31, 2015. As a result of these amendments, the statutory income tax rate has been reduced to approximately 35.6% effective from the year ended December 31, 2015, and the statutory income tax rates are scheduled to be reduced to approximately 33.1% and 32.3%,

LINE Corporation

Notes to Consolidated Financial Statements (continued)

14.	Income Taxes (continued)

(3)	The components of income tax benefits/(expenses) for the years ended December 31, 2013, 2014 and 2015 are as follows (continued):

effective from the years ending December 31, 2016 and 2017, respectively. The Group measured deferred tax assets and deferred tax liabilities at the tax rates that are expected to apply to the period when the assets are realized or the liabilities are settled.

(4)

The income tax expenses calculated by applying the statutory tax rates to the Group’s profit or loss before tax differ from the actual tax expenses in the Consolidated Statements of Profit or Loss for the years ended December 31, 2013, 2014 and 2015 for the following reasons:

	(In thousands of yen)

	2013	2014	2015
(Loss)/profit before tax from continuing operations	(8,318,201)	6,262,807	(530,118)
Profit/(loss) before tax from discontinued operations	2,443,544	2,846,559	(11,503,098)

Accounting (loss)/profit before tax	(5,874,657)	9,109,366	(12,033,216)

Income tax benefits/(expenses) at a statutory rate of 35.6% (2013: 38.0% and 2014 38.0%)	2,232,956	(3,462,470)	4,288,638
Permanent non-deductible items(1)	(354,447)	(811,952)	(3,386,033)
Assessment of the recoverability of deferred tax assets(2)	848,727	(2,369,159)	2,213,837
Effects of changes in tax rate	(33,609)	(271,118)	(1,016,644)
Differences in applicable tax rate of subsidiaries(3)	(2,243,854)	(1,463,557)	(2,217,781)
Business divestiture(4)	(287,972)	–	–
Decrease in temporary differences from business divestiture	(596,415)	(372,033)	–
Non-taxable income(5)	–	1,511,341	–
Tax effect on equity interests in subsidiaries and associates(6)	–	–	4,260,291
Others	(81,861)	133,658	(81,203)

Income tax (expenses)/benefits at an effective tax rate of 33.7% (2013: (8.8%) and 2014: 78.0%)	(516,475)	(7,105,290)	4,061,105

Income tax benefits/(expenses) reported in the statements of profit or loss	648,521	(7,150,566)	146,004
Income tax (expenses)/benefits attributable to discontinued operations	(1,164,996)	45,276	3,915,101

	(516,475)	(7,105,290)	4,061,105

(1)

Permanent non-deductible items were mainly related to non-deductible share-based payment expenses, including share-based payment expenses incurred in connection with stock options granted to non-Japanese employees and directors.

(2)

For the year ended December 31, 2013, the amount was due to recognizing previously unrecognized deferred tax assets of 2,132,169 thousand yen and 1,827,318 thousand yen for tax loss carryforwards and deductible temporary differences, respectively, primarily for the Company on a stand-alone basis. Such impact was partially offset by unrecognized deferred tax assets of 2,953,786 thousand yen and 156,974 thousand yen in connection with the pre-tax losses recorded by the Group’s Korean subsidiaries and the Group’s other subsidiaries, respectively, on a stand-alone basis.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

14.	Income Taxes (continued)

(4)

The income tax expenses calculated by applying the statutory tax rates to the Group’s profit or loss before tax differ from the actual tax expenses in the Consolidated Statements of Profit or Loss for the years ended December 31, 2013, 2014 and 2015 for the following reasons (continued):

For the year ended December 31, 2014, the amount was related to unrecognized deferred tax assets of 2,245,467 thousand yen and 123,692 thousand yen in connection with the pre-tax losses recorded by the Group’s Korean subsidiaries and the Group’s other subsidiaries, respectively, on a stand-alone basis.

For the year ended December 31, 2015, the amount was due to recognizing previously unrecognized deferred tax assets of 3,092,053 thousand yen and 2,434,188 thousand yen for tax loss carryforwards and deductible temporary differences, respectively, primarily for one of the Group’s Korean subsidiaries on a stand-alone basis. Such impact was partially offset by unrecognized deferred tax assets of 2,368,483 thousand yen and 943,921 thousand yen in connection with the pre-tax losses recorded by MixRadio Limited and the Group’s other subsidiaries, respectively, on a stand-alone basis.

(3)

The amounts were mainly related to the differences resulting from applying a lower statutory income tax rate of 22.0% for the Korean subsidiaries for the years ended December 31, 2013 and 2014, and a lower statutory income tax rate of 20.0% for MixRadio Limited for the year ended December 31, 2015, versus applying the higher Japanese statutory rates (38.0% for 2013, 38.0% for 2014 and 35.6% for 2015) for the respective fiscal years on pre-tax losses recorded by the Korean subsidiaries and MixRadio Limited.

(4)

The business divestiture was considered to be a transfer of assets for tax purposes and hence was a taxable transaction. However, as the business divestiture was accounted for as a transaction under common control, no gain on such divestiture was recognized in the Group’s Consolidated Statements of Profit or Loss.

(5)	The non-taxable income was related to dividend income received by the Group from one of its subsidiaries.

(6)

This tax effect is mainly due to the deductible temporary difference arising from the investment in MixRadio Limited, which incurred losses during the year. This tax effect offsets MixRadio Limited’s stand-alone tax impacts described in (2) and (3) above.

15.	Other Current Liabilities

Other current liabilities as of December 31, 2014 and 2015 are as follows:

	(In thousands of yen)

	December 31, 2014	December 31, 2015
Deferred revenue	4,160,404	7,820,054
Others	1,443,675	1,204,230

Total other current liabilities	5,604,079	9,024,284

LINE Corporation

Notes to Consolidated Financial Statements (continued)

16.	Financial Assets and Financial Liabilities

The carrying amounts and fair value of financial instruments, except for cash and cash equivalents, by line item in the Consolidated Statements of Financial Position and by category as defined in IAS39 Financial Instruments: Recognition and Measurement as of December 31, 2014 and 2015 are as follows:

The fair value is not disclosed for those financial instruments which are not measured at fair value in the Consolidated Statements of Financial Position, and whose fair value approximates their carrying amount due to their short-term and/or variable-interest bearing nature. Refer to Note 27 Fair Value Measurements for more details on the fair value information of the financial instruments whose fair value is disclosed in this footnote.

			(In thousands of yen)

	December 31, 2014		December 31, 2015
Items	Book value	Fair value	Book value	Fair value
Financial assets
Trade and other receivables
Loans and receivables	24,222,847		27,248,497

Other financial assets, current
Loans and receivables-Time deposits	812,926		314,194
Other	–		27,209

Total	812,926		341,403

Other financial assets, non-current
Held-to-maturity investments(1)	280,567	296,478	280,490	294,595
Loans and receivables
Guarantee deposits(1)	2,341,620		2,531,620
Office security deposits	2,021,785	1,962,124	3,832,993	3,661,179
Financial assets at fair value through profit or loss
Conversion right of redeemable preferred stock	816,605	816,605	871,309	871,309
Available-for-sale financial assets(2)	14,228,204	14,228,204	15,863,543	15,863,543
Other	44,459		86,965

Total	19,733,240		23,466,920

LINE Corporation

Notes to Consolidated Financial Statements (continued)

16.	Financial Assets and Financial Liabilities (continued)

			(In thousands of yen)

	December 31, 2014		December 31, 2015
Items	Book value	Fair value	Book value	Fair value
Financial liabilities
Trade and other payables
Financial liabilities measured at amortized cost	19,368,920		22,983,242

Other financial liabilities, current
Financial liabilities measured at amortized cost
Deposits received	1,403,764		935,041
Short-term borrowings(3)	22,656,788		42,464,553
Corporate bonds(4)	495,000		510,000
Borrowing arrangement(5)	450,542	450,665	–	–
Office security deposits received under sublease arrangement	393,650		–
Others	727		23,618

Total	25,400,471		43,933,212

Other financial liabilities non-current
Financial liabilities measured at amortized cost
Corporate bonds(4)	510,000		–
Office security deposits received under sublease agreement	7,502	7,493	7,502	7,502
Others	1,535		782

Total	519,037		8,284

(1)

The Japanese Payment Services Act requires non-banking entities that engage in business activities involving advance payments from end users using virtual credits to secure a certain amount of money equal to or more than one half of the unused balance of virtual credits purchased by the end users as of the most recent base date set on March 31 and September 30 of each year, either by depositing or entrusting a cash reserve or government bonds with the Legal Affairs Bureau, or by concluding a guarantee contract with a financial institution. If deposits are made, they are recorded as guarantee deposits. If guarantee contracts are entered into, guarantee fees equal to the contractual amount times a guarantee fee rate are incurred. In accordance with the Japanese Payment Services Act, the Group had deposited cash of 2,340,200 thousand yen and 2,530,200 thousand yen as of December 31, 2014 and 2015, respectively. The Group also had deposited investments in Japanese government bonds of 280,567 thousand yen and 280,490 thousand yen as of December 31, 2014 and 2015, respectively, which the Group intends to hold until maturity for this purpose. In addition, the Group entered into a credit guarantee contract with a bank in the year ended December 31, 2014 for 2,000,000 thousand yen with a guarantee fee rate of 0.2%, covering, together with the cash reserve and Japanese government bonds described above, more than one half of the end users’ unused balance of virtual credits as of

LINE Corporation

Notes to Consolidated Financial Statements (continued)

16.	Financial Assets and Financial Liabilities (continued)

September 30, 2014 and 2015 to comply with the Japanese Payment Services Act. In certain cases, the authorities may require companies either to make additional deposits with the Legal Affair Bureau or to enter into additional guarantee contracts with financial institutions. It is not practicable to estimate how any such requirements, if imposed on the Company, would impact the Group.

(2)	Impairment loss of 1,789,603 thousand yen was recognized for available-for-sale financial assets for the year ended December 31, 2015.

(3)	The weighted average interest rate of the remaining outstanding short-term borrowings as of December 31, 2014 and 2015 was 0.3% and 0.2%, respectively.

(4)

The Company issued unsecured corporate bonds on August 30, 2013 with an aggregate principal amount of 1,500,000 thousand yen due August 31, 2016, at a variable interest rate which was indexed to 6-month TIBOR. Interest and principal are payable semi-annually.

(5)

The Group entered into a secured borrowing arrangement in October 2013, containing a restrictive covenant requiring NAVER to own 50.1% or more shares of the Company, with a financial institution in relation to the security deposit for the Group’s head office lease agreement. The agreement requires the financial institution to guarantee the Group for a loss the Group incurs, up to a maximum of the outstanding amount under the borrowing arrangement, in the event the lessor fails to fully refund the deposit when due. In accordance with the agreement, the financial institution provided 983,000 thousand yen to the Group, for which the Group is required to make monthly interest payments and principal repayments over the two-year contract period. In the event that the security deposit is wholly or partly refunded to the Group by the lessor before the end of the lease agreement, the Group has to immediately repay an equivalent amount to the financial institution up to any outstanding amount under the borrowing arrangement. The effective interest rate of the borrowing arrangement was 1.5% as of December 31, 2014. The Group had repaid the borrowing arrangement in full in the year ended December 31, 2015.

17.	Employment Benefits

The Group offers its employees in Korea, Taiwan and Thailand defined benefit plans. The specific features of these plans vary depending on the applicable laws and regulations in each country where the employees work. The majority of the Group’s defined benefit obligation represents the defined benefit plans (unfunded) for employees of LINE Plus, LINE Play, LINE Biz Plus Corporation and LINE Friends Corporation, which are located in Korea. The feature of the defined benefit plans in Korea is described below.

The legal and regulatory framework for the plans is based on the applicable Korean Employee Retirement Benefit Security Act (“ERBSA”). Post-employment defined benefit plan provides lump sum payments to the eligible employees. Directors and current employees of LINE Plus, LINE Play, LINE Biz Plus Corporation and LINE Friends Corporation with a service period of over one year are eligible for such post-employment defined benefits, which are calculated based on a final average pay formula.

Furthermore, the plans expose the Group to actuarial risks, such as interest rate risk, salary increase risk, and longevity risk. Interest rate risk refers to the risk of fluctuation of bond yields. A decrease in the bond yields will increase the defined benefit obligations liability. The salary increase risk refers to the risk that an increase in

LINE Corporation

Notes to Consolidated Financial Statements (continued)

17.	Employment Benefits (continued)

future salary will increase the defined benefit obligations liability. Longevity risk refers to the risk that an increase in life expectancy of the plan participants will increase the defined benefit obligations liability. The defined benefit plans have no related plan assets and, therefore, no risk from plan assets is expected.

(1)	Liabilities for defined benefit obligations as of December 31, 2014 and 2015 are as follows:

	(In thousands of yen)

	December 31, 2014	December 31, 2015
Present value of defined benefit obligations	2,921,467	5,495,416

Liabilities for post-employment benefits	2,921,467	5,495,416

(2)

Expenses related to defined benefit plans are recognized in the Consolidated Statements of Profit or Loss as operating expenses for the years ended December 31, 2013, 2014 and 2015 are comprised of the following:

	(In thousands of yen)

	2013	2014	2015
Current service costs	222,585	359,851	1,025,187
Interest costs	29,355	51,660	81,124

Total	251,940	411,511	1,106,311

(3)	Movements in the present value of the defined benefit obligations for the years ended December 31, 2014 and 2015 are as follows:

	(In thousands of yen)

	2014	2015
Defined benefit obligations at the beginning of year	1,322,980	2,921,467
Current service costs	359,851	1,025,187
Interest costs	51,660	81,124
Remeasurement losses:
Actuarial losses arising from changes in demographic assumptions	–	496
Actuarial losses arising from changes in financial assumptions	280,216	1,042,820
Experience adjustments(1)	374,552	678,797
Payments from the plan	(76,616)	(112,180)
Net transfer(2)	369,498	161,862
Exchange differences on translation of foreign operations	239,326	(304,157)

Defined benefit obligations at the end of year	2,921,467	5,495,416

(1)	Experience adjustments mainly represent the effects of changes in actuarial assumptions attributable to the differences between the expected net employees transfer and actual net employees transfer.

(2)

Net transfer primarily represents the transfer of defined benefit obligations associated with employees of NAVER or other NAVER group companies joining LINE Plus, LINE Play, LINE Biz Plus Corporation and LINE Friends Corporation. Refer to Note 20 Issued Capital and Reserves for more details.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

17.	Employment Benefits (continued)

(4)

Significant judgment is required when selecting key assumptions for measuring defined benefit expenses for a period and the defined benefit obligation at the period end for each defined benefit plan. The principal actuarial assumptions used include discount rates and salary increase rates.

The Group determined the discount rate based on market returns of high-quality corporate bonds consistent with the currencies and estimated payment terms corresponding to the defined benefit obligations as of the reporting date in order to calculate the present value of the defined benefit obligations.

	December 31, 2013	December 31, 2014	December 31, 2015
Discount rate	4.2%	3.0%	2.6%
Weighted average of salary increase	11.5%	9.9%-11.9%	9.5%-14.4%

(5)

Economic factors and conditions often affect multiple assumptions simultaneously; as such, the effects of changes in key assumptions are not necessarily linear. The following sensitivity analysis illustrates the impact of changes in certain significant actuarial assumptions, leaving all other assumptions constant, as of December 31, 2015:

			(In thousands of yen)

Assumptions	Discount rate		Salary increase rate
Sensitivity level	100 basis point increase	100 basis point decrease	100 basis point increase	100 basis point decrease
Impact on the defined benefit obligations	(520,348)	615,235	545,676	(477,460)

(6)	The average duration of the defined benefit plan obligations as of December 31, 2015 was 10.3 years.

The following table shows estimated future benefit payments within ten years from December 31, 2015. Actual payments may differ from those shown because of uncertain future events.

Years	(In thousands of yen)
2016	299,509
2017	399,172
2018	490,335
2019	582,472
2020	675,007
2021–2025	4,696,177

18.	Leases—Group as Lessee

Finance leases—Group as lessee

The net carrying amount of assets held under finance leases at December 31, 2014 and 2015 are as follows:

	(In thousands of yen)

	December 31, 2014	December 31, 2015
Equipment	2,023	1,329

LINE Corporation

Notes to Consolidated Financial Statements (continued)

18.	Leases—Group as Lessee (continued)

The Group has entered into finance lease transactions for various items of equipment. These leases have terms of renewal, but no purchase options or escalation clauses. Renewals are at the option of the specific entity that holds the lease. Future minimum lease payments under finance leases contracts together with the present value of the net minimum lease payments are as follows:

	(In thousands of yen)

	December 31, 2014	December 31, 2015
Within one year
Minimum payments	728	758
Less amounts representing finance charges	(1)	(1)

Present value of minimum lease payments	727	757
After one year but not more than five years
Minimum payments	1,457	759
Less amounts representing finance charges	(9)	(4)

Present value of minimum lease payments	1,448	755
Total
Minimum payments	2,185	1,517
Less amounts representing finance charges	(10)	(5)

Present value of minimum lease payments	2,175	1,512

Operating lease commitments—Group as lessee

The Group has entered into commercial lease agreements for certain office space and stores. The significant leases have lives of between four and five years with renewal option included in the contracts. There are no restrictions placed upon the Group by entering into these leases.

Future minimum rentals payable under non-cancelable operating leases are as follows:

	(In thousands of yen)

	December 31, 2014	December 31, 2015
Within one year	1,632,483	2,848,114
After one year but not more than five years	2,228,722	2,663,140

	3,861,205	5,511,254

Of the operating lease expenses of 1,418,802 thousand yen for the year ended December 31, 2014, 889,147 thousand yen was attributable to minimum lease payment expenses, and the remaining 529,655 thousand yen was related to the variable lease payment expenses.

Of the operating lease expenses of 2,840,428 thousand yen for the year ended December 31, 2015, 1,891,328 thousand yen was attributable to minimum lease payment expenses, and the remaining 949,100 thousand yen was related to the variable lease payment expenses.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

19.	Leases—Group as Lessor

Operating leases—Group as lessor

The Group has entered into cancelable lease contracts related to servers, data storage, network equipment, PCs and software with third parties.

In 2013, 2014 and 2015, the Group subleased part of its head office to a third party. There was no minimum payment requirement in the sublease arrangement, and sublease income was based on the actual square footage occupied by the third party. The Group recognized sublease income of 306,023 thousand yen, 469,267 thousand yen and 51,484 thousand yen for the years ended December 31, 2013, 2014 and 2015, respectively.

20.	Issued Capital and Reserves

The movements in issued capital and reserves for the years ended December 31, 2013, 2014 and 2015 are as follows:

(1)	Authorized shares and shares issued

The movements of authorized shares and shares issued for the years ended December 31, 2013, 2014 and 2015 are as follows:

	Authorized shares (Share capital with no-par value)(1)	Shares issued (Share capital with no-par value)(1)		Share capital (thousands of yen)
		Common Shares	Class A shares
January 1, 2013	400,000,000	174,992,000	–	12,596,198
Changes during the year	–	–	–	–

December 31, 2013	400,000,000	174,992,000	–	12,596,198
Changes during the year	–	–	–	–

December 31, 2014	400,000,000	174,992,000	–	12,596,198
Conversion of common shares to class A shares(2)	290,000,000	(174,992,000)	174,992,000	–

December 31, 2015	690,000,000	–	174,992,000	12,596,198

(1)

On July 28, 2014, the Company’s board of directors approved a five-hundred-for-one forward stock split of the Company’s common shares, effective July 28, 2014 (the “2014 Stock Split”). As a result of the stock split, the number of shares issued increased by 174,642,016 from 349,984 to 174,992,000. All references in the financial statements to the number of shares outstanding, per share amounts and stock option data of the Company have been adjusted to reflect the effect of the 2014 Stock Split for all periods presented.

(2)

Through the amendment of its articles of incorporation on June 15, 2015, the Company introduced a dual class structure of common shares and class A shares. Under the dual class structure, each common share has one vote per unit of 100 shares, and each class A share has one vote per unit of 10 shares, while both classes of shares have the same rights to share in profit, distribution of retained earnings and residual assets. As part of the amendment, the total number of authorized shares was increased to 690,000,000, of which up to 190,872,500 shares may be issued as class A shares. Additionally, the Company converted all

LINE Corporation

Notes to Consolidated Financial Statements (continued)

20.	Issued Capital and Reserves (continued)

(1)	Authorized shares and shares issued (continued)

outstanding shares held by NAVER into class A shares. Class A shares are mandatorily converted to common shares on a one-to-one basis upon passage of time or occurrence of certain events as specified in the articles of incorporation.

Through an amendment of its article of incorporation effective as of March 31, 2016, the Company terminated its dual class structure of shares. Refer to Note 35 Subsequent Events for further details.

(2)	Share premium and retained earnings

Share premium

The movements in share premium for the years ended December 31, 2013, 2014 and 2015 are as follows:

	(In thousands of yen)

	Share-based payments(6)	Common control business combinations	Others	Share premium total
January 1, 2013	31,151	472,408	12,583,922	13,087,481
Distributions to the shareholder(1)	–	–	(216,217)	(216,217)
Dividends(2)	–	–	(8,651,680)	(8,651,680)
Share-based payments	804,438	–	–	804,438
Acquisition of LINE Play by the Group(3)	–	(45,450)	–	(45,450)

December 31, 2013	835,589	426,958	3,716,025	4,978,572
Distributions to the shareholder(4)	–	–	(36,842)	(36,842)
Share-based payments	2,974,692	–	–	2,974,692
Acquisition of LINE Vietnam by the Group(5)	–	(133,329)	–	(133,329)
Other	–	–	(11,434)	(11,434)

December 31, 2014	3,810,281	293,629	3,667,749	7,771,659
Share-based payments	11,212,630	–	–	11,212,630
Change in ownership interest in a subsidiary without losing control	–	–	(1,513)	(1,513)

December 31, 2015	15,022,911	293,629	3,666,236	18,982,776

LINE Corporation

Notes to Consolidated Financial Statements (continued)

20.	Issued Capital and Reserves (continued)

(2)	Share premium and retained earnings (continued)

Share premium (continued)

(1)

LINE Plus was established by the Company and NAVER in February 2013. Certain NAVER employees, along with their associated post-employment defined benefit obligations at the time of transfer, were transferred to LINE Plus. LINE Plus received 595,079 thousand yen as a result of such transfer. 360,362 thousand yen is the difference between the total defined benefit obligations assumed by LINE Plus and the cash proceeds received from NAVER. Of the 360,362 thousand yen, 144,145 thousand yen was attributable to the non-controlling interest, while the remaining 216,217 thousand yen was attributable to the shareholder, which was accounted for as a deemed distribution to the shareholder and charged to share premium.

(2)

The disposed Hangame business and related entities were transferred to a new entity, New NHN Japan Corporation (“New NHN Japan”). The decrease in share premium was due to the distribution of the shares of New NHN Japan to NAVER. Refer to Note 21 Supplemental Cash Flow Information for more details.

(3)	The decrease in share premium was attributable to the acquisition of LINE Play from NAVER by the Group in 2013.

(4)

LINE Biz Plus Corporation was established by LINE Plus in 2014. Certain NAVER employees, along with their associated post-employment defined benefit obligations at the time of transfer, were transferred to LINE Biz Plus Corporation. There was a difference between the total defined benefit obligations assumed by the Group and the cash proceeds received from NAVER. Such difference of 36,842 thousand yen was accounted for as a deemed distribution to the shareholder and charged to share premium.

(5)	The decrease in share premium was attributable to the acquisition of LINE Vietnam from NAVER by the Group in 2014.

(6)

Through the amendment of its articles of incorporation on June 15, 2015, the Company amended the terms applicable to a portion of two tranches of stock options, which are the acquisition rights for common shares (the “Common Stock Options”). As a result of the amendment, 24,724 Common Stock Options originally granted on December 17, 2012 and 6,949 Common Stock Options originally granted on February 4, 2015 were converted to the acquisition rights for class A shares (the “Class A Stock Options”), with the holders of such options entitled to acquire 500 class A shares upon exercise of each stock option. Refer to Note 28 Share-Based Payments for further details.

Through an amendment of its article of incorporation effective as of March 31, 2016, the Company amended the terms applicable to stock options from class A shares to common shares. Refer to Note 35 Subsequent Events for further details.

Under the Companies Act of Japan, at least 50% of the proceeds of certain issuances of share capital shall be credited to share capital. The remaining proceeds shall be credited to share premium. The Companies Act permits, upon approval at the general meeting of shareholders, the transfer of amounts from share premium to share capital.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

20.	Issued Capital and Reserves (continued)

(2)	Share premium and retained earnings (continued)

Retained earnings

The Companies Act of Japan requires that an amount equal to at least 10% of dividends from surplus, as defined under the Companies Act, shall be appropriated as capital reserve (part of share premium) or appropriated for legal earnings reserve (part of retained earnings) until the aggregate amount of capital reserve and legal earnings reserve is equal to 25% of share capital. The legal earnings reserve may be used to eliminate or reduce a deficit or be transferred to other retained earnings upon approval at the general meeting of shareholders. The Company has not declared or paid cash dividends to date, and therefore no legal earnings reserve has been recorded as of December 31, 2015.

21.	Supplemental Cash Flow Information

Divestiture of Hangame Business

The Company’s board of directors approved a plan to dispose its Hangame business and related subsidiaries, including NHN Search Technology Corp., NHST Japan Corp., Sync. Corp., and Mediator Corp., as well as Smartphone Contents Investment Limited Partnership, which was one of the Group’s associates (49.95% ownership interest), in February 2013. The disposed Hangame business and related entities were transferred to a new entity, New NHN Japan.

All of the shares of New NHN Japan were distributed to NAVER in the form of a non-cash distribution in April 2013 which was accounted for as a transaction under common control. The book value of New NHN Japan was 8,651,680 thousand yen at the time of distribution. The assets and liabilities of the Hangame business and related entities eventually distributed to NAVER are presented below. Refer to Note 24 Discontinued Operations for more details.

(In thousands of yen)

Cash and cash equivalents(1)	7,800,358
Other current assets	3,779,999
Non-current assets	1,065,204
Current liabilities	(3,436,143)
Non-current liabilities	(148,290)

Net assets transferred due to the divestiture of the Hangame business and related entities	9,061,128

(1)	This amount is included in “Cash outflow from divestitures of business and related entities” in the Company’s Consolidated Statements of Cash Flows.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

21.	Supplemental Cash Flow Information (continued)

Divestiture of Match-Making Service Business

Assets and liabilities disposed, gain on divestiture of business, and cash consideration received in connection with the sale of the online match-making services business that occurred during 2013, are presented below. Refer to Note 24 Discontinued Operations for more details.

(In thousands of yen)

Current assets	382,980
Non-current assets	138,812
Current liabilities	(391,252)
Gain on divestiture of business	739,460

Net increase in cash and cash equivalents due to the divestiture of the online match-making services business(1)	870,000

(1)	This amount is included in “Proceeds from divestitures of business and related entities” in the Company’s Consolidated Statements of Cash Flows.

Transfer of Post-Employment Defined Benefit Obligations

LINE Plus was established by the Company and NAVER in 2013. Certain NAVER employees, along with their associated post-employment defined benefit obligations at the time of transfer, were transferred to LINE Plus. There was a difference between the total defined benefit obligations assumed by the Group and the cash proceeds received from NAVER. Such difference of 360,362 thousand yen was of a non-cash nature.

LINE Biz Plus Corporation was established by the Group in 2014. Certain NAVER employees, along with their associated post-employment defined benefit obligations at the time of transfer, were transferred to LINE Biz Plus Corporation. There was a difference between the total defined benefit obligations assumed by the Group and the cash proceeds received from NAVER. Such difference of 36,842 thousand yen was of a non-cash nature.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

21.	Supplemental Cash Flow Information (continued)

Divestiture of Data Management Business

The Company’s board of directors approved a plan to dispose its data management business in September 2014. The assets and liabilities of the data management business, gain on divestiture of business and subsidiary, and cash consideration received in connection with such sale are presented below. Refer to Note 3 (1) Significant Accounting Policies and Note 24 Discontinued Operations for more details.

(In thousands of yen)
Cash and cash equivalents	1,633,156
Other current assets	831,678
Non-current assets	1,820,138
Current liabilities	(3,614,222)
Non-current liabilities	(102,877)
Gain on divestiture of business and subsidiary	2,455,959

Total consideration received in cash	3,023,832

Net increase in cash and cash equivalents due to the divestiture of the data management business and subsidiary(1)	1,390,676

(1)	This amount is included in “Proceeds from divestitures of business and related entities” in the Company’s Consolidated Statements of Cash Flows.

22.	Revenues

Revenues were derived from the rendering of services, the sale of goods and royalties.

Revenues by category for the year ended December 31, 2013, 2014 and 2015 are as follows:

	(In thousands of yen)

	2013	2014	2015
Sale of goods	69,143	1,323,192	4,250,086
Rendering of services	39,516,618	85,043,077	115,515,009
Royalties	–	–	640,436

Total	39,585,761	86,366,269	120,405,531

LINE Corporation

Notes to Consolidated Financial Statements (continued)

23.	Other Income and Expenses

(1)	Other operating income for the years ended December 31, 2013, 2014 and 2015 is as follows:

	(In thousands of yen)

	2013	2014	2015
Virtual credits breakage income	–	238,480	346,535
Gain on divestitures of business and subsidiaries	55,419	–	–
Others	14,225	57,421	127,828

Total	69,644	295,901	474,363

(2)	Other operating expenses for the years ended December 31, 2013, 2014 and 2015 are as follows:

	(In thousands of yen)

	2013	2014	2015
Rent(2)	867,741	1,431,397	2,301,692
Travel	522,589	1,419,270	1,851,145
Supplies	260,576	726,664	722,938
Taxes and dues	313,739	235,716	249,760
Professional fees	450,621	1,652,188	2,256,063
Cost of goods	4,142	874,704	3,209,027
Training(2)	113,227	483,664	823,412
Others	782,610	1,731,312	3,017,358

Total	3,315,245	8,554,915	14,431,395

(3)	Other non-operating income for the years ended December 31, 2013, 2014 and 2015 is as follows:

	(In thousands of yen)

	2013	2014	2015
Gain on settlement of foreign exchange forward contracts	7,176	–	–
Gain on financial assets at fair value through profit	–	–	110,507
Dividend income	–	–	46,516

Total	7,176	–	157,023

(4)	Other non-operating expenses for the years ended December 31, 2013, 2014 and 2015 are as follows:

	(In thousands of yen)

	2013	2014	2015
Loss on impairment of available-for-sale financial assets	–	–	1,789,603
Loss on settlement of foreign exchange forward contracts	–	–	38,838
Loss on valuation of foreign exchange forward contracts	–	–	22,864
Others	–	–	36,132

Total	–	–	1,887,437

LINE Corporation

Notes to Consolidated Financial Statements (continued)

24.	Discontinued Operations

On February 13, 2013, the Company’s board of directors approved a plan to dispose of its Hangame business and related subsidiaries, including NHN Search Technology Corp., NHST Japan Corp., Sync. Corp and Mediator Corp., as well as Smartphone Contents Investment Limited Partnership, an associate in which the Group held a 49.95% ownership interest. The disposed Hangame business and related entities were transferred to a new entity, New NHN Japan, which specializes in gaming services. The Group later disposed of New NHN Japan by transferring all the related shares to NAVER. The operations of the Hangame business and related entities were classified as discontinued operations and the disposition was completed when all shares of New NHN Japan were distributed to NAVER on April 1, 2013. As New NHN Japan was transferred to NAVER, the parent of the Company, this disposal was accounted for as a transaction under common control and the Group did not record a gain or loss on distribution for financial accounting purposes, but did incur a gain for tax purposes.

On September 30, 2013, the Company’s board of directors approved a plan to dispose of its online match-making services business, which was part of the LINE business and portal segment. The disposition was completed on December 2, 2013 through a sale to an unrelated third party. For the assets and liabilities disposed and impact on the Group’s cash flows from these transactions, refer to Note 21 Supplemental Cash Flow Information for more details. Since the decisions to dispose and the disposals of the Hangame business and related entities and the online match-making services business occurred within the 2013 fiscal year, there were no disposal groups as of December 31, 2013.

On September 19, 2014, the Company’s board of directors approved a plan to dispose of its data management business. The operations of the data management business were classified as discontinued operations on September 19, 2014, and the disposition was completed through a sale to a subsidiary of NHN Entertainment Corporation on September 30, 2014. NHN Entertainment Corporation was spun off by NAVER in August 2013. NAVER held a 9.54% interest in NHN Entertainment Corporation, which NAVER disposed on September 30, 2014. As of September 30, 2014, NAVER had no remaining interest in NHN Entertainment Corporation. As a result, the data management business was retrospectively classified as part of the discontinued operations on the Consolidated Statements of Profit or Loss for the years ended December 31, 2013 and 2014. Refer to Note 3 (1) Significant Accounting Policies for more details.

On February 12, 2016, the board of directors approved the abandonment of the MixRadio segment. The operation of the MixRadio business was classified as a discontinued operation on March 21, 2016, when the abandonment took effect. As a result, the MixRadio business was retrospectively presented as a discontinued operation on the Consolidated Statements of Profit or Loss for the year ended December 31, 2015. Also refer to Note 12 (1), (3) Impairment for further details on impairment losses incurred attributable to the MixRadio segment.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

24.	Discontinued Operations (continued)

The aggregated results of the discontinued operations for the years ended December 31, 2013, 2014 and 2015 are presented below.

	(In thousands of yen)

	2013	2014	2015
Revenues	11,274,952	3,476,856	264,306
Other income	59,807	607	–

Expenses(1)	(9,630,675)	(3,086,863)	(11,767,404)
Gain on the disposal of the discontinued operations(2)(3)	739,460	2,455,959	–

Profit/(loss) before tax from discontinued operations	2,443,544	2,846,559	(11,503,098)

Income tax expenses on ordinary activities	(707,957)	(216,418)	–
Income tax (expenses)/benefits on distribution and disposal(3)(4)(5)	(457,039)	261,694	3,915,101

Profit/(loss) for the year from discontinued operations (attributable to the shareholder of the Company)	1,278,548	2,891,835	(7,587,997)

(1)	The expenses for the year ended December 31, 2015 include impairment losses incurred attributable to the MixRadio segment. Refer to Note 12 (1), (3) Impairment for further details.

(2)	The gain for the year ended December 31, 2013 is related to the disposal of the online match-making services business.

(3)

The Group recognized a gain of 2,455,959 thousand yen on the disposal of the data management business for financial accounting purposes on a consolidated basis. However, for income tax purposes, the Group recognized a loss on the disposal of the data management business, based on the book value of its investment in the data management subsidiaries on a stand-alone basis. Accordingly, the Group incurred 261,694 thousand yen of income tax benefits on the loss on sale for the year ended December 31, 2014.

(4)

The divestiture of New NHN Japan was accounted for as a transaction under common control and, accordingly, no disposal gain or loss was recorded for financial accounting purposes. However, the divestiture was deemed to be a transfer of assets for income tax purposes, and hence, was a taxable transaction. Accordingly, the Group incurred 287,972 thousand yen of income tax expense on the gain on sale. The remaining 169,067 thousand yen of income tax expense relates to the gain on sale of the online match-making services business.

(5)	The income tax benefits of 3,915,101 thousand yen is mainly due to the deductible temporary difference arising from the investment in MixRadio Limited, which incurred losses during the year.

The aggregated cash flow information of the discontinued operations for the years ended December 31, 2013, 2014 and 2015, are presented below.

	(In thousands of yen)

	2013	2014	2015
Operating	2,970,930	384,183	(6,457,229)
Investing	(743,383)	1,034,244	(2,426,395)
Financing	–	2,300,000	–

Net cash inflow/(outflow)	2,227,547	3,718,427	(8,883,624)

LINE Corporation

Notes to Consolidated Financial Statements (continued)

25.	Earnings per Share

The profit or loss for the year and the weighted average number of shares used in the calculation of earnings per share are as follows:

(In thousands of yen, except number of shares)

	2013	2014	2015
(Loss)/profit for the year attributable to the shareholder of the Company from continuing operations	(2,042,882)	1,315,154	6,196
Profit/(loss) for the year attributable to the shareholder of the Company from discontinued operations	1,278,548	2,891,835	(7,587,997)

Total (loss)/profit for the year attributable to the shareholder of the Company for basic earnings and diluted earnings per share	(764,334)	4,206,989	(7,581,801)

Weighted average number of common and class A shares for basic earnings per share	174,992,000	174,992,000	174,992,000
Effect of dilution:
Stock options	–	15,032,846	18,805,566

Weighted average number of total common and class A shares adjusted for the effect of dilution	174,992,000	190,024,846	193,797,566

As a result of the 2014 Stock Split, all historical per share data shown above reflects the application of the 2014 Stock Split. See Note 20 Issued Capital and Reserves for more details.

In calculating diluted earnings per share, stock options outstanding are taken into account where their impact is dilutive. Outstanding stock options as of December 31, 2013 and 2014, which were equivalent to 3,430,500 and 348,500 common shares upon exercise, respectively, were excluded from the calculation of the total diluted number of common shares for the year ended December 31, 2013 and 2014, respectively, as their impact is antidilutive.

Outstanding stock options as of December 31, 2015, which were equivalent to 9,848,000 common shares and 15,836,500 class A shares upon exercise, had a dilutive impact on the profit per share from continuing operations and were included in the calculation of the total diluted number of common shares and class A shares for the year ended December 31, 2015. For the year ended December 31, 2015, diluted loss per share attributable to the shareholder of the Company is lower than basic loss per share attributable to the shareholders of the Company because of the effect of losses from the discontinued operations.

Through an amendment of its article of incorporation effective as of March 31, 2016, the Company terminated its dual class structure of shares. Refer to Note 35 Subsequent Events for further details.

26.	Financial Risk Management

The Group has exposure to the following risks from its use of financial instruments:

–	Credit risk
–	Liquidity risk
–	Market risk

LINE Corporation

Notes to Consolidated Financial Statements (continued)

26.	Financial Risk Management (continued)

This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk, and the Group’s management of capital. Further quantitative disclosures are included throughout the Group’s consolidated financial statements.

(1)	Risk Management Framework

The Group limits its fund management to highly liquid and low risk short-term investments, such as time deposits. The Group raises funds mainly through the issuance of corporate bonds, and borrowings from financial institutions, including banks, with high credit ratings. The Group may enter into foreign exchange forward contracts to hedge foreign exchange risk. The Group does not enter into any financial transactions for speculative purposes.

(2)	Credit Risk

Credit risk is the risk of financial losses to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers and investments.

(a)	Maximum amounts of possible financial loss to the Group due to credit risk as of December 31, 2014 and 2015 are as follows:

	(In thousands of yen)

	December 31, 2014	December 31, 2015
	Book value	Book value
Demand deposits(1)	20,253,516	33,648,520
Time deposits(1)	812,926	314,194
Guarantee deposits(1)(2)	2,341,620	2,531,620
Trade and other receivables(3)	24,222,847	27,248,497
Japanese debt securities(1)(2)	280,567	280,490
Office security deposits(1)(4)	2,021,785	3,832,993

Total	49,933,261	67,856,314

(1)	None of these assets were past due or impaired at the end of the respective reporting period.

(2)	Refer to Note 16 Financial Assets and Financial Liabilities for details of the financial instruments being deposited under the Japanese Payment Services Act.

(3)

For receivables, the Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The Group regularly performs credit assessments on customers and counterparties considering their financial position and historical data in order to manage the credit risk.

The Group establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade and other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for groups of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical experience for similar assets.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

26.	Financial Risk Management (continued)

(2)	Credit Risk (continued)

The Group identifies concentrations of credit risk when a limited number of the Group’s counterparties that have similar characteristics or business activities, and thus are affected similarly by changes in economic or other conditions, account for a large portion of the entire trade and other receivables. The Group had significant concentrations of credit risk with two payment processing service providers, representing 67.5% and 59.5% of trade and other receivables as of December 31, 2014 and 2015, respectively.

(4)

The amount mainly consists of the office security deposits paid for the Group’s office lease agreements. In October 2013, the Group entered into an agreement with a financial institution to cover its credit risk associated with the office security deposit of the Group’s head office lease agreement. 450,542 thousand yen and nil was guaranteed by the agreement and a corresponding liability was recorded as a borrowing arrangement as of December 31, 2014 and 2015, respectively.

(b)	Impaired or past-due financial assets

In case of impairment of financial assets, the Group does not directly write off such assets by reducing the carrying amount, but instead records an allowance for doubtful accounts. However, in the event that there is no realistic prospect of future recovery, financial assets are directly written off.

Below is the movement in the allowance for doubtful accounts attributable to trade and other receivables:

(In thousands of yen)

Allowance for doubtful accounts
Balance at January 1, 2014	79,969
Provision for the year	228,278
Reversal	(4,891)
Business divestiture	(16,270)

Balance at December 31, 2014	287,086

Provision for the year	253,795
Reversal	(108,718)
Utilized	(2,216)

Balance at December 31, 2015	429,947

Refer to Note 7 Trade and Other Receivables for more details on non-current trade and other receivables that were tested for impairment on an individual basis.

(3)	Liquidity Risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as much as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

26.	Financial Risk Management (continued)

(3)	Liquidity Risk (continued)

The Group monitors its cash flow through long-term and short-term management strategies and ensures it has sufficient cash on hand to meet expected operational expenses.

(a)	Financial liabilities

The book values of financial liabilities based on the remaining maturities as of December 31, 2014 and 2015 are as follows. The amounts below include estimated interest from financial liabilities scheduled to be paid.

	(In thousands of yen)

	December 31, 2014
	Book value	Contractual cash outflows	Less than one year	One to five years	After five years
Trade and other payables	19,368,920	19,368,920	19,368,920	–	–
Short-term borrowings(1)	22,656,788	22,707,384	22,707,384	–	–
Deposits received	1,403,764	1,403,764	1,403,764	–	–
Borrowing arrangement(2)	450,542	453,752	453,752	–	–
Office security deposits received under sublease agreement	401,152	401,152	393,650	7,502	–
Corporate bonds	1,005,000	1,008,796	497,641	511,155	–

	45,286,166	45,343,768	44,825,111	518,657	–

	(In thousands of yen)

	December 31, 2015
	Book value	Contractual cash outflows	Less than one year	One to five years	After five years
Trade and other payables	22,983,242	22,983,242	22,964,373	18,869	–
Short-term borrowings(1)	42,464,553	42,487,943	42,487,943	–	–
Deposits received	935,041	935,041	935,041	–	–
Office security deposits received under sublease agreement	7,502	7,502	7,502	–	–
Corporate bonds	510,000	510,989	510,989	–	–

	66,900,338	66,924,717	66,905,848	18,869	–

(1)	The Group had lines of credit with four banks for the years ended December 31, 2014 and 2015. The lines of credit available and the lines of credit used are as follows:

	(In thousands of yen)

	December 31, 2014	December 31, 2015
Lines of credit available	24,700,000	54,200,000
Lines of credit used	22,656,788	42,464,553

Remaining lines of credit available	2,043,212	11,735,447

(2)	Refer to Note 16 Financial Assets and Financial Liabilities for details of the borrowing arrangement.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

26.	Financial Risk Management (continued)

(3)	Liquidity Risk (continued)

(b)	Financial assets

Private equity investments

As a limited partner of the private equity investment funds, the Group may be required at any time to contribute to the partnership its pro rata share of the aggregate amount to be contributed by all limited partners for such portfolio investment, up to the amount of its unfunded capital commitment (380 thousand U.S. dollars, equivalent of 45,762 thousand yen, as of December 31, 2014 and 380 thousand U.S. dollars, equivalent of 45,818 thousand yen, as of December 31, 2015) as of the day of the capital contribution call.

(4)	Market Risk

Market risk is the risk that changes in market prices which will affect the future cash flow or the value of the Group’s holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(a)	Exchange rate risk

The Group has exposure to currency risk on sales and purchase transactions denominated in currencies other than the functional currencies. The main currencies used for transactions of the Group are the Japanese yen (“JPY”), the Korean won (“KRW”), the Taiwan dollar (“TWD”), the euro (“EUR”) and the U.S. dollar (“USD”).

The book values of major monetary assets and liabilities denominated in currencies other than the functional currency as of December 31, 2014 and 2015 are as follows:

	(In thousands)

	December 31, 2014
	Currency	Amount	Exchange rate	Yen equivalent
Monetary assets:
Cash and cash equivalents	EUR	1,274	146.54	186,663
	KRW	50,332,185	0.11	5,526,474
	USD	7,420	120.55	894,538
Trade receivables	KRW	1,096,604	0.11	120,407
	TWD	183,969	3.78	695,401
	USD	4,787	120.55	577,095
Other receivables	KRW	1,780,565	0.11	195,506

Total				8,196,084

LINE Corporation

Notes to Consolidated Financial Statements (continued)

26.	Financial Risk Management (continued)

(4)	Market Risk (continued)

	(In thousands)

	December 31, 2015
	Currency	Amount	Exchange rate	Yen equivalent
Monetary assets:
Cash and cash equivalents	KRW	7,427,220	0.10	764,112
	USD	29,248	120.57	3,526,564
	TWD	29,382	3.65	107,341
	EUR	1,269	131.74	167,156
Trade receivables	KRW	4,359,230	0.10	448,478
	USD	7,599	120.57	916,210
Time deposits	KRW	2,899,989	0.10	298,351
Office security deposits	KRW	5,225,093	0.10	537,558
Available-for-sale financial assets	USD	5,336	120.57	643,446

Total				7,409,216

	(In thousands)

	December 31, 2014
	Currency	Amount	Exchange rate	Yen equivalent
Monetary liabilities:
Other payables	EUR	(906)	146.54	(132,710)
	KRW	(37,718,989)	0.11	(4,141,545)
	USD	(3,149)	120.55	(379,611)

Total				(4,653,866)

	(In thousands)

	December 31, 2015
	Currency	Amount	Exchange rate	Yen equivalent
Monetary liabilities:
Other payables	KRW	8,030,768	0.10	826,205
	USD	(5,788)	120.57	(697,879)
	EUR	(9,843)	131.74	(1,296,684)

Total				(1,168,358)

LINE Corporation

Notes to Consolidated Financial Statements (continued)

26.	Financial Risk Management (continued)

(4)	Market Risk (continued)

The effects on profit or loss before tax from continuing operations and shareholder’s equity as a result of exchange rate fluctuations as of December 31, 2014 and 2015, are as follows:

	(In thousands of yen)

	December 31, 2014
	Shareholder’s equity		Profit or (loss) before tax
Currency	Appreciation of functional currency by 5%	Depreciation of functional currency by 5%	Appreciation of functional currency by 5%	Depreciation of functional currency by 5%
EUR	2,103	(2,003)	2,696	(2,567)
KRW	64,985	(61,891)	85,042	(80,992)
USD	41,935	(39,938)	55,031	(52,411)
TWD	27,121	(25,829)	34,770	(33,114)

	(In thousands of yen)

	December 31, 2015
	Shareholder’s equity		Profit or (loss) before tax
Currency	Appreciation of functional currency by 5%	Depreciation of functional currency by 5%	Appreciation of functional currency by 5%	Depreciation of functional currency by 5%
EUR	(45,034)	42,889	(56,476)	53,787
KRW	111,279	(105,980)	143,735	(136,891)
USD	163,904	(156,099)	219,417	(208,969)
TWD	4,067	(3,873)	5,367	(5,111)

The tables above demonstrate the sensitivity to a change in EUR, KRW, USD and TWD assuming all other variables are constant.

(b)	Interest rate risk

Interest bearing financial assets and liabilities as of December 31, 2014 and 2015 are as follows:

	(In thousands of yen)

	December 31, 2014		December 31, 2015
	Fixed rate	Variable rate	Fixed rate	Variable rate
Financial assets
Japanese debt securities	280,567	–	280,490	–
Time deposits	812,926	–	314,194	–

Total financial assets	1,093,493	–	594,684	–

Financial liabilities
Short-term borrowings	956,788	21,700,000	464,553	42,000,000
Corporate bonds	–	1,005,000	–	510,000

Total financial liabilities	956,788	22,705,000	464,553	42,510,000

LINE Corporation

Notes to Consolidated Financial Statements (continued)

26.	Financial Risk Management (continued)

(4)	Market Risk (continued)

The Group has exposure to interest rate risk as it possesses financial assets and liabilities bearing variable interest rates. The analysis below was performed using balances of the financial liabilities with variable interest rates outstanding as of December 31, 2014 and 2015, assuming such liabilities were outstanding for the full fiscal year immediately before the respective dates, while holding all other variables constant. Potential effects on shareholder’s equity and profit or loss for one year from the reporting date as a result of a change in the interest rate are as follows.

	(In thousands of yen)

	December 31, 2014
	Shareholder’s equity		Profit or (loss) before tax
	Increase of 50 basis points	Decrease of 50 basis points	Increase of 50 basis points	Decrease of 50 basis points
Interest expenses	(66,175)	33,392	(102,820)	51,882

	(In thousands of yen)

	December 31, 2015
	Shareholder’s equity		Profit or (loss) before tax
	Increase of 50 basis points	Decrease of 50 basis points	Increase of 50 basis points	Decrease of 50 basis points
Interest expenses	(39,975)	15,910	(59,717)	23,768

(5)	Capital management

The Group maintains a strong capital base to ensure the Group will be able to continue as a going concern. In addition, through management of the debt and equity balances, the Group aims to maintain investor, creditor and market confidence, and to sustain future development of the business. In order to achieve sustainable growth, the Group understands that financing capacities sufficient to make business investments when there are opportunities, such as the acquisition of external resources for business growth, are required. For that reason, the Group aims to maintain a well-balanced capital structure by ensuring sound and flexible financial conditions for future business investment.

	(In thousands of yen)

	December 31, 2014	December 31, 2015
Short-term borrowings	22,656,788	42,464,553
Corporate bonds	1,005,000	510,000

Total	23,661,788	42,974,553

Total shareholder’s equity	12,510,968	17,532,885

The Group is not subject to any externally imposed capital requirements.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

27.	Fair Value Measurements

(1)	Fair value hierarchy

The Group referred to the levels of the fair value hierarchy for financial instruments measured at fair value on the consolidated financial statements based on the following inputs:

–	Level 1 inputs are quoted prices in active markets for identical assets or liabilities.

–

Level 2 inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

–

Level 3 inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions that market participants would use in establishing a price.

Transfers between levels of the fair value hierarchy are recognized as if they have occurred at the beginning of the reporting period.

(2)	Fair value measurements by fair value hierarchy

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2014 and 2015 are as follows:

	(In thousands of yen)

December 31, 2014	Level 1	Level 2	Level 3	Total
Financial asset at fair value through profit or loss
Conversion right of redeemable preferred stock	–	–	816,605	816,605
Available-for-sale financial assets
Listed equity securities	6,925,765	–	–	6,925,765
Private equity investments	–		7,302,439	7,302,439

Total	6,925,765	–	8,119,044	15,044,809

	(In thousands of yen)

December 31, 2015	Level 1	Level 2	Level 3	Total
Financial asset at fair value through profit or loss
Conversion right of redeemable preferred stock	–	–	871,309	871,309
Available-for-sale financial assets
Listed equity securities	2,215,330	–	–	2,215,330
Private equity investments	–	–	13,648,213	13,648,213

Total	2,215,330	–	14,519,522	16,734,852

LINE Corporation

Notes to Consolidated Financial Statements (continued)

27.	Fair Value Measurements (continued)

(2)	Fair value measurements by fair value hierarchy (continued)

Assets and liabilities for which fair values are disclosed as of December 31, 2014 and 2015 are as follows:

	(In thousands of yen)

December 31, 2014	Level 1	Level 2	Level 3	Total
Held-to-maturity investments
Japanese government bonds	–	296,478	–	296,478
Loans and receivables
Office security deposits	–	1,962,124	–	1,962,124

Total	–	2,258,602	–	2,258,602

Financial liabilities measured at amortized cost
Borrowing arrangement	–	450,665	–	450,665
Office security deposits received under sublease agreement	–	7,493	–	7,493

Total	–	458,158	–	458,158

	(In thousands of yen)

December 31, 2015	Level 1	Level 2	Level 3	Total
Held-to-maturity investments
Japanese government bonds	–	294,595	–	294,595
Loans and receivables
Office security deposits	–	3,661,179	–	3,661,179

Total	–	3,955,774	–	3,955,774

Financial liabilities measured at amortized cost
Office security deposits received under sublease agreement	–	7,502	–	7,502

Total	–	7,502	–	7,502

There have been no transfers among Level 1, Level 2 and Level 3 during the years ended December 31, 2014 and 2015, except for the transfer from Level 3 to Level 1 as described in (3) below.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

27.	Fair Value Measurements (continued)

(3)	Reconciliations from the opening balance to the closing balance of financial instruments categorized within Level 3 are as follows:

	(In thousands of yen)

	2014		2015
	Private equity investments	Conversion right of redeemable preferred stock	Private equity investments	Conversion right of redeemable preferred stock
Fair value at the beginning of the year	1,243,718	–	7,302,439	816,605
Total gain for the year:
Included in profit or loss(1)	–	–	(184,928)	110,507
Included in other comprehensive income(2)	2,209,320	–	6,506,889	–

Comprehensive income	2,209,320	–	6,321,961	110,507
Purchases	6,960,910	794,293	416,628	–
Return of capital	–	–	(37,887)	–
Effect of exchange rate changes	218,581	22,312	(354,928)	(55,803)
Transfers out of Level 3(3)	(3,330,090)	–	–	–

Fair value at the end of the year	7,302,439	816,605	13,648,213	871,309

(1)	This amount is included in other non-operating income or expenses in the Group’s Consolidated Statements of Profit or Loss.

(2)	This amount is included in net change in fair value of available-for-sale financial assets in the Company’s Consolidated Statements of Comprehensive Income.

(3)

During the year ended December 31, 2014, a private company was listed on a stock exchange in Japan subsequent to our purchase of its equity securities. Accordingly, such equity investment was transferred from Level 3 to Level 1.

(4)	Valuation techniques and inputs

Measured at fair value

Conversion right of redeemable preferred stock

The conversion right of redeemable preferred stock is an embedded derivative. Such conversion right is bifurcated from the underlying redeemable preferred stock and measured at fair value using a binomial option pricing model, which utilizes significant unobservable inputs including comparable listed companies’ average historical volatility of 13.9% and 63.6%, and discount rate of 7.6% and 1.9% for fiscal years 2014 and 2015, respectively. A significant increase (decrease) in the historical volatility would result in a higher (lower) fair value of the conversion right of redeemable preferred stock, while a significant increase (decrease) in the discount rate would result in a lower (higher) fair value of the conversion right of redeemable preferred stock.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

27.	Fair Value Measurements (continued)

(4)	Valuation techniques and inputs (continued)

Private equity investments

Available-for-sale financial assets categorized within Level 3 mainly consist of unlisted equity securities and private equity investment funds. Private equity investment funds were measured at fair value based on net asset value as of December 31, 2014 and 2015. Unlisted equity securities are measured at fair value either based on the most recent transactions, or using the market approach and option pricing model. Below is the quantitative information regarding the valuation techniques and significant unobservable inputs used in measuring the fair value of certain unlisted equity securities:

Valuation technique	Significant unobservable input	2014	2015
Market approach – market comparable companies	EBITDA multiple	—	11.1-16.0
	EBIT multiple	—	11.4
	Revenue multiple	4.2	1.5-4.7
	Liquidity discount	30%	30%
Option pricing model	Comparable listed companies’ average historical volatility	—	64.5%-81.5%
	Discount rate	—	(0.0%)-1.9%

A significant increase (decrease) in the EBITDA, EBIT and revenue multiple would result in a higher (lower) fair value of the unlisted equity securities, while a significant increase (decrease) in the liquidity discount, comparable listed companies’ average historical volatility and discount rate would result in a lower (higher) fair value of the unlisted equity securities.

As of December 31, 2014, the fair value of one of the unlisted equity securities was based on the valuation techniques of the most recent transaction, which took place in November 2014, using both the discounted cash flow model and the market approach. The Group changed the valuation techniques for such equity to the market approach and the option pricing model because the information from the most recent transaction in November 2014 was no longer representative of the fair value as of December 31, 2015, and the Group believes that such valuation techniques are more appropriate under the circumstances. This change in valuation technique is applied prospectively as it is a change in estimate.

The valuation techniques and the valuation results of the Level 3 financial assets, including those performed by the external experts, were reviewed and approved by the management of the Group.

Not measured at fair value

Japanese government bonds

Japanese government bonds are included in held-to-maturity financial assets. The book value of Japanese government bonds are measured at amortized cost, while fair values are measured at observable quoted prices for identical securities as of the reporting dates.

However, as these Japanese government bonds were not actively traded, they were classified as level 2.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

27.	Fair Value Measurements (continued)

(4)	Valuation techniques and inputs (continued)

Office security deposits, Borrowing arrangement and Office security deposits received under sublease agreements

The fair values of the office security deposits, borrowing arrangement and office security deposits received under sublease agreement are calculated by using the discounted cash flow method which utilizes observable inputs such as risk-free interest rates and credit spreads of the Group as of the reporting dates.

28.	Share-Based Payments

The Group has stock option incentive plans for directors and employees. Each stock option represents the right to purchase 500 Company shares at a fixed price (344 yen for 2012 and 2013 grants and 1,320 yen for 2014 and 2015 grants per common share) per common share for a defined period of time. In the years ended December 31, 2013, 2014, and 2015, 6,861, 5,852 and 11,547 options, which, upon exercise, are equivalent to 3,430,500, 2,926,000 and 5,773,500 common shares, respectively, were granted. The fair value of stock options is determined using the Black-Scholes model, a commonly accepted stock option pricing method. Stock options granted vest after two years from the grant date and are exercisable for a period of eight years from the vesting date. Conditions for vesting and exercise of the stock options require that those who received the allotment of stock options continue to be employed by the Group from the grant date to the vesting date, and from the grant date to the exercise date, respectively, unless otherwise permitted by the board of directors. Refer to Note 4 Significant Accounting Judgments, Estimates and Assumptions (f) for more details on the valuation methodology of stock options, and the assumptions used in such valuation.

There were no cancellations or modifications to the awards in 2013, 2014 or 2015.

On June 15, 2015, through the amendment of its articles of incorporation, the Company introduced a dual class structure of common shares and class A shares. Under the dual class structure, each common share has one vote per unit of 100 shares, and each class A share has one vote per unit of 10 shares, while both classes of shares have the same rights to share in profit, distribution of retained earnings and residual assets. Additionally, the Company amended the terms applicable to a portion of two tranches of stock options. As a result of the amendment, 24,724 Common Stock Options originally granted on December 17, 2012 and 6,949 Common Stock Options originally granted on February 4, 2015 were converted to Class A Stock Options. While all other contract terms remain unchanged, the holders of Class A Stock Options are entitled to acquire 500 class A shares upon exercise of each stock option. The Class A Stock Options are mandatorily converted to Common Stock Options on a one-to-one basis upon passage of time or occurrence of certain events as specified in the terms and conditions of Class A Stock Options.

Through an amendment of its article of incorporation effective as of March 31, 2016, the Company amended the terms applicable to stock options from class A shares to common shares. Refer to Note 35 Subsequent Events for further details.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

28.	Share-Based Payments (continued)

(1)	Movements during the years ended December 31, 2013, 2014 and 2015

The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, outstanding stock options on a per-common-share basis during the year:

	2013 Number (shares)(1)	2013 WAEP (yen per share)	2014 Number (shares)(1)	2014 WAEP (yen per share)
Outstanding at January 1	14,000,000	344	17,430,500	344
Granted during the year	3,430,500	344	2,926,000	1,320
Forfeited during the year	–	–	(139,000)	944
Exercised during the year	–	–	–	–
Expired during the year	–	–	–	–

Outstanding at December 31	17,430,500	344	20,217,500	481

Exercisable at December 31	–	–	14,000,000	344

	2015
	Common Stock Options		Class A Stock Options
	Number (shares)(1)	WAEP (yen per share)	Number (shares)(1)	WAEP (yen per share)
Outstanding at January 1	20,217,500	481	–	–
Granted during the period	5,773,500	1,320	–	–
Forfeited during the period	(306,500)	1,178	–	–
Exercised during the period	–	–	–	–
Expired during the period	–	–	–	–
Conversion of Common Stock Options to Class A Stock Options	(15,836,500)	558	15,836,500	558

Outstanding at December 31	9,848,000	827	15,836,500	558

Exercisable at December 31	4,970,500	344	12,362,000	344

(1)	The number of common shares and class A shares underlying the stock options has been adjusted to reflect the effect of the 2014 Stock Split. Refer to Note 25 Earnings per Share for further details.

The weighted average remaining contractual life for the stock options outstanding as of December 31, 2013, 2014 and 2015 was 9 years, 8.4 years and 7.7 years, respectively.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

28.	Share-Based Payments (continued)

(2)	The following tables list the inputs to the models used for deriving the fair value of the stock options granted for the years ended December 31, 2013, 2014 and 2015

Grant date
2013
December 16
Dividend yield	0.0%
Expected volatility	67%
Risk-free interest rate	0.3%
Expected life of stock options (years)	6
Exercise price (yen)	344
Fair value per common share at the grant date (yen)	1,011
Model used	Black-Scholes

The fair value of options granted during the years ended December 31, 2013 was 793 yen on a per-common-share basis.

	Grant dates
	2014
	February 7	August 8	October 31
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	58%	53%	52%
Risk-free interest rate	0.2%	0.2%	0.2%
Expected life of stock options (years)	6	6	6
Exercise price (yen)	1,320	1,320	1,320
Fair value per common share at the grant date (yen)	1,161	3,280	3,297
Model used	Black-Scholes	Black-Scholes	Black-Scholes

The fair value of options granted as of February 7, 2014, August 8, 2014, and October 31, 2014 was 575 yen, 2,310 yen and 2,312 yen on a per-common-share basis, respectively.

Grant dates
2015
February 4
Dividend yield	0.0%
Expected volatility	56%
Risk-free interest rate	0.0%
Expected life of stock options (years)	6
Exercise price (yen)	1,320
Fair value per common share at the grant date (yen)	4,225
Model used	Black-Scholes

The fair value of the options granted on February 4, 2015 was 3,219 yen on a per-common-share basis.

The expected volatility was derived from the historical volatility over a period similar to the expected life of the stock options for publicly listed companies that are comparable to the Group, and such volatility is assumed to be indicative of future trends, which may not necessarily be the actual outcome.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

28.	Share-Based Payments (continued)

(2)	The following tables list the inputs to the models used for deriving the fair value of the stock options granted for the years ended December 31, 2013, 2014 and 2015 (continued)

The conversion of the Common Stock Options to Class A Stock Options had no impact on the fair values of such options. As a result, no incremental share-based compensation expenses were recognized in connection with such conversion.

(3)	The expenses recognized in connection with share-based payments during the years ended December 31, 2013, 2014 and 2015 are shown in the following table:

	(In thousands of yen)

	2013	2014	2015
Total expenses arising from equity-settled share-based payment transactions	804,438	2,974,692	11,212,630

29.	Related Party Transactions

Note 31 Principal Subsidiaries provides information about the Group’s structure, including details of the subsidiaries and the parent company. The following table provides the total amount of outstanding balances and related party transactions entered into during 2013, 2014 and 2015.

(1)	Significant related party transactions and outstanding balances with related parties during the year ended December 31, 2013 are as follows:

	(In thousands of yen)

Relationship	Name	Transaction	Transaction amount	Outstanding payable balances(6)
Parent company	NAVER	Guarantee(1)	–	–
Parent company	NAVER	Non-cash distribution(2)	8,651,680	–
Parent company	NAVER	Cash received in exchange for defined benefit obligation liabilities associated with employees transferred(3)	595,079	–
Parent company	NAVER	Capital contribution(4)	5,887,842	–
Subsidiary of parent company	NAVER Business Platform Corp.(5)	Operating expenses	2,604,318	1,469,137

(1)	NAVER provided a guarantee for the Group related to the outstanding borrowings of the Group of 4,000,000 thousand yen for the year ended December 31, 2013.

(2)	The Group disposed of its Hangame business and related entities by transferring all the related shares to NAVER on April 1, 2013. Refer to Note 24 Discontinued Operations for more details.

(3)

LINE Plus was established by the Company and NAVER in 2013. Certain NAVER employees, along with the associated post-employment defined benefit obligations at the time of transfer, were transferred to LINE Plus. LINE Plus received 595,079 thousand yen for assuming such defined benefit obligation liabilities. The significant terms of the defined benefit plans under NAVER and LINE Plus are identical.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

29.	Related Party Transactions (continued)

(1)	Significant related party transactions and outstanding balances with related parties during the year ended December 31, 2013 are as follows (continued):

(4)

NAVER made an additional capital contribution of 5,887,842 thousand yen for LINE Plus in 2013. NAVER also made an initial capital contribution of 1,365,827 thousand yen prior to the establishment of LINE Plus.

(5)	This subsidiary of NAVER provided data hosting services to the Group.

(6)	The payable amount outstanding is unsecured and will be settled in cash.

(2)	Significant related party transactions and outstanding balances with related parties during the year ended December 31, 2014 are as follows:

	(In thousands of yen)
Relationship	Name	Transaction	Transaction amount	Outstanding payable balances(5)
Parent company	NAVER	Guarantee(1)	–	–
Parent company	NAVER	Advertising service(2)	20,974	51,371
Parent company	NAVER	LINE Plus Capital Reduction(3)	8,288,000	–
Subsidiary of parent company	NAVER Business Platform Corp.(4)	Operating expenses	4,443,055	1,186,432

(1)

NAVER provided a guarantee for the Group related to the outstanding borrowings of the Group of 4,000,000 thousand yen in prior year. Subsequently, in the third quarter of 2014 NAVER was released from the guarantee arrangement.

(2)

LINE Plus and NAVER entered into an agreement for exchange of services in which LINE Plus provides advertising services via the LINE platform and the right to use certain LINE characters in exchange for NAVER’s advertising services for LINE Plus via NAVER’s web portal. The Group incurred advertising expenses of 20,974 thousand yen in connection with the advertising services provided by NAVER for the year ended December 31, 2014.

(3)

Pursuant to the approval of the LINE Plus Capital Reduction, LINE Plus bought back NAVER its entire capital contribution amount of 8,288,000 thousand yen on September 5, 2014. Refer to Note 3(1) Significant Accounting Policies for further details.

(4)	This subsidiary of NAVER provided data hosting services to the Group.

(5)	The payable amount outstanding is unsecured and will be settled in cash.

(3)	Significant related party transactions and outstanding balances with related parties during the year ended December 31, 2015 are as follows:

			(In thousands of yen)
Relationship	Name	Transaction	Transaction amount	Outstanding receivable/ (payable) balances(3)
Parent company	NAVER	Advertising service(1)	1,126,620	159,964
Subsidiary of parent company	NAVER Business Platform Corp.(2)	Operating expenses	8,139,487	(942,488)

LINE Corporation

Notes to Consolidated Financial Statements (continued)

29.	Related Party Transactions (continued)

(3)	Significant related party transactions and outstanding balances with related parties during the year ended December 31, 2015 are as follows (continued):

(1)

LINE Plus and NAVER entered into an agreement for exchange of services in which LINE Plus provides advertising services via the LINE platform and the right to use certain LINE characters in exchange for NAVER’s advertising services for LINE Plus via NAVER’s web portal. The Group generated advertising revenues of 1,126,620 thousand yen in connection with the advertising services provided to NAVER for the year ended December 31, 2015.

(2)	This subsidiary of NAVER provided IT infrastructure services and related development services to the Group.

(3)	The payable amount outstanding is unsecured and will be settled in cash.

(4)	The total compensation of key management personnel for the years ended December 31, 2013, 2014 and 2015, was as follows:

	(In thousands of yen)

	2013	2014	2015
Salaries (including bonuses)	214,463	285,655	315,587
Share-based payments(1)	682,036	673,070	5,285,667

Total	896,499	958,725	5,601,254

(1)	Refer to Note 28 Share-Based Payments for further details.

Key management personnel includes directors and corporate auditors of the Company.

30.	Business Combinations

Acquisition in 2013

Acquisition of ForSchooner

On April 10, 2013, the Group acquired 100% of the voting shares of ForSchooner, an unlisted company based in Japan specializing in data storage and IT infrastructure solutions. The Group acquired ForSchooner as it was expected to significantly enhance the Group’s IT infrastructure environment and expand the range of services that the Group can offer.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

30.	Business Combinations (continued)

Acquisition in 2013 (continued)

Acquisition of ForSchooner (continued)

Assets acquired and liabilities assumed

The fair values of the identifiable assets and liabilities of ForSchooner as of the date of acquisition were as follows:

(In thousands of yen)

Fair value recognized on acquisition
Assets
Cash and cash equivalents	41,843
Trade receivables, net	28,322
Property and equipment	2,685
Other assets	16,668

89,518

Liabilities
Trade and other payables	21,429
Deposits received	4,599
Provisions	7,477
Consumption taxes payable	8,958
Loan payables	54,704

97,167

Total identifiable net liabilities at fair value	(7,649)

Goodwill	117,649

Total consideration	110,000

All consideration was paid in cash. The fair value of the trade receivables was 28,322 thousand yen. The gross contractual amounts of the trade receivables were not materially different from the fair value determined as part of the purchase price allocation.

Goodwill of 117,649 thousand yen represented the value of expected synergies arising from the acquisition and was allocated entirely to the data management services segment.

As part of the business combination, the Group also acquired talent and an assembled workforce from ForSchooner. However the assembled workforce did not meet the criteria for recognition as an intangible asset under IAS 38. None of the goodwill recognized was expected to be deductible for income tax purposes.

From the date of acquisition, ForSchooner had contributed 208,958 thousand yen to revenue and 76,256 thousand yen to the profit before tax from continuing operations of the Group. If the combination had taken place on January 1, 2013, revenue from continuing operations would have been 39,654,131 thousand yen (unaudited) and

LINE Corporation

Notes to Consolidated Financial Statements (continued)

30.	Business Combinations (continued)

Acquisition in 2013 (continued)

Acquisition of ForSchooner (continued)

Assets acquired and liabilities assumed (continued)

the loss before tax from continuing operations for the Group would have been 8,320,986 thousand yen (unaudited) for the year ended December 31, 2013.

(In thousands of yen)

Analysis of cash flows on acquisition:
Total consideration related to the acquisition	(110,000)
Net cash acquired with the subsidiary	41,843

Net cash flows on acquisition (included in cash flows from investing activities)	(68,157)

Transaction costs were expensed and included in operating expenses.

Acquisition of LINE Play

LINE Play was established by NAVER in 2011. The Group acquired LINE Play in September 2013 from NAVER. The acquisition of LINE Play by the Group was accounted for as a business combination under common control using the pooling method. As a result, the financial statements of LINE Play were retrospectively consolidated at predecessor carrying values, as if the acquisition of LINE Play had occurred at the beginning of the earliest period presented in the Group’s consolidated financial statements, regardless of the actual date of the combinations.

Acquisition in 2014

Acquisition of wit studio

On July 25, 2014, the Group acquired 100% of the voting shares of wit studio, an unlisted company based in Korea specializing in user interface design and enhancement. The Group acquired wit studio for the purpose of enhancing the user interface design of the applications offered by LINE.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

30.	Business Combinations (continued)

Acquisition in 2014 (continued)

Acquisition of wit studio  (continued)

Assets acquired and liabilities assumed

The fair values of the identifiable assets and liabilities of wit studio as of the date of acquisition were as follows:

(In thousands of yen)
Fair value recognized on acquisition

Assets
Cash and cash equivalents	608
Trade receivables, net	398
Property and equipment	912
Other intangible assets	240
Office security deposits	4,020

6,178

Liabilities
Trade and other payables	17
Other financial liabilities, current	172
Short-term borrowings	5,025
Other liabilities	210

5,424

Total identifiable net assets at fair value	754

Goodwill	149,997

Total consideration	150,751

All consideration was paid in cash. The fair value of the trade receivables was 398 thousand yen. The gross contractual amounts of the trade receivables were not materially different from the fair value determined as part of the purchase price allocation.

Goodwill of 149,997 thousand yen represented the value of expected synergies arising from the acquisition and was allocated entirely to the LINE business and portal segment.

As part of the business combination, the Group also acquired talent and an assembled workforce from wit studio. However the assembled workforce did not meet the criteria for recognition as an intangible asset under IAS 38. None of the goodwill recognized was expected to be deductible for income tax purposes.

From the date of acquisition, wit studio had contributed 545 thousand yen to the revenue and had reduced profit before tax from continuing operations of the Group by 3,374 thousand yen. If the combination had taken place on January 1, 2014, revenue from continuing operations would have been 86,374,830 thousand yen (unaudited) and

LINE Corporation

Notes to Consolidated Financial Statements (continued)

30.	Business Combinations (continued)

Acquisition in 2014 (continued)

Acquisition of wit studio  (continued)

Assets acquired and liabilities assumed (continued)

the profit before tax from continuing operations for the Group would have been 6,252,846 thousand yen (unaudited) for the year ended December 31, 2014.

(In thousands of yen)
Analysis of cash flows on acquisition:
Total consideration related to the acquisition	(150,751)
Net cash acquired with the subsidiary	608

Net cash flows on acquisition (included in cash flows from investing activities)	(150,143)

Acquisition in 2015

Acquisition of MixRadio

On March 16, 2015, the Group acquired MixRadio, a music streaming service, from Microsoft Mobile Oy. The acquisition of MixRadio allows the Group to expand the range of services. The Group determined that the acquisition of MixRadio is a business combination in accordance with IFRS 3, as the Group acquired inputs and processes, such as music rights and the trade name of MixRadio, with which principal activities have been commenced. The valuation of the fair values of the assets acquired and the liabilities assumed was completed as of December 31, 2015, and remained unchanged as compared to the preliminary assessment at the time of acquisition.

Assets acquired and liabilities assumed

The fair values of the identifiable assets and liabilities of MixRadio as of the date of acquisition were as follows:

(In thousands of yen)

Fair value recognized on acquisition
Assets
Property and equipment	39,320
Intangible assets
Technology	845,121
Music rights	543,292
Trademarks	156,951
Customer relationships	108,658
Other intangible assets	3,665

1,697,007

Liabilities
Trade and other payables	1,544,410
Other liabilities	550,774

2,095,184

Total identifiable net assets at fair value	(398,177)

Goodwill	2,697,621

Total consideration	2,299,444

LINE Corporation

Notes to Consolidated Financial Statements (continued)

30.	Business Combinations (continued)

Acquisition in 2015 (continued)

Acquisition of MixRadio  (continued)

Assets acquired and liabilities assumed (continued)

The Group paid 2,299,444 thousand yen in cash, which was included as part of cash flows from investing activities in the Consolidated Statements of Cash Flows, and assumed certain liabilities in acquiring MixRadio. Goodwill of 2,697,621 thousand yen represented the value of expected synergies arising from the acquisition.

As part of the business combination, the Group also acquired an assembled workforce from MixRadio. However, the assembled workforce did not meet the criteria for recognition as an intangible asset under IAS 38. All of the goodwill recognized is expected to be deductible for income tax purposes.

From the date of acquisition, MixRadio has increased loss from discontinued operations, net of tax, of the Group by 7,587,997 thousand yen, which includes the impairments discussed in Note 12 (1), (3) Impairment. Because MixRadio was classified as a discontinued operation, revenues and expenses from continuing operations are not impacted. If the combination had taken place on January 1, 2015, the loss for the year would have been 8,826,876 thousand yen (unaudited) for the year ended December 31, 2015. Because MixRadio was classified as a discontinued operation, revenues and expenses from continuing operations are not impacted.

Transaction costs of 74,029 thousand yen have been expensed and are included in other operating expenses in the Consolidated Statement of Profit or Loss.

Pursuant to the annual goodwill impairment test, impairment losses have been recognized for MixRadio. Further, MixRadio was subsequently abandoned on March 21, 2016. Refer to Note 12 (1) Impairment and Note 24 Discontinued Operations for further details.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

31.	Principal Subsidiaries

Information on subsidiaries

The consolidated financial statements of the Group include the following subsidiaries:

			Percentage of ownership
Name	Primary business activities	Country of incorporation	December 31, 2014	December 31, 2015
LINE Friends Corporation(1)	Character goods business	Korea	–	100%
LINE Life Global Gateway, L.P.(2)	Investment	Japan	–	100%
LINE BIZ Plus Ltd.(3)	Payment service	Thailand	–	100%
LINE Digital Technologies India Private Limited(4)	Mobile advertising	India	–	100%
WebPay Holdings, Inc.(5)	Management	Japan	–	100%
WebPay, Inc.(5)	Payment service	Japan	–	100%
LINE BIZ+ Taiwan Limited(6)	Payment service	Taiwan	–	100%
MIXRADIO ENTERTAINMENT INDIA PRIVATE LIMITED(7)	Music distribution	India	–	99%
wit studio(8)	UI solution development and design	Korea	100%	–
MixRadio Limited(9)	Music distribution	United Kingdom of Great Britain and Northern Ireland	100%	100%
LINE Book Distribution Corporation(10)	Mobile Contents	Japan	100%	52%
LINE Pay Corporation	Software Development and mobile payment service	Japan	100%	100%
LINE BIZ+ PTE. LTD	Software Development and mobile payment service	Singapore	100%	100%
LINE Company (Thailand) Limited(11)	e-commerce	Thailand	50%	50%
LINE Taiwan Limited	Mobile Service	Taiwan	100%	100%
LINE Digital Technology (Shanghai) Limited.	Social Media	China	100%	100%
LINE C&I Corporation	Investment	Korea	100%	100%
LINE Biz Plus Corporation	Mobile payment service	Korea	100%	100%
LINE Ventures Corporation	Investment	Japan	100%	100%
LINE GAME Global Gateway, L.P.	Investment	Japan	100%	100%
Bonsai Garage Corporation	Fashion	Japan	100%	100%
LINE Plus	Global marketing	Korea	100%	100%
LINE Play	Content sales	Korea	100%	100%
LINE Euro-Americas Corp.	Global marketing	United States of America	100%	100%
LINE Vietnam	Online advertisement	Vietnam	95%	95%
NAVER Co., Ltd.	Dormant	Japan	100%	100%
LINE Business Partners Corporation	Online advertisement	Japan	100%	100%
LINE Fukuoka Corp.	Management support	Japan	100%	100%

(1)	The Company established LINE Friends Corporation in January 2015.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

31.	Principal Subsidiaries (continued)

Information on subsidiaries (continued)

(2)	The Company and LINE Ventures Corporation established LINE Life Global Gateway, L.P. in February 2015.

(3)

LINE BIZ Plus Ltd. was acquired in February 2015 by LINE Company (Thailand) Limited and LINE BIZ+ PTE. LTD. While there is a non-controlling interest held by an unrelated third party in LINE BIZ Plus Ltd., the Group’s percentage of ownership is presented as 100% due to rounding. Refer to Note 35 Subsequent Events for further details.

(4)	LINE Plus established LINE Digital Technologies India Private Limited in February 2015.

(5)	LINE Pay Corporation acquired WebPay Holdings, Inc. and WebPay, Inc., a wholly owned subsidiary of WebPay Holdings, Inc., in February 2015.

(6)	LINE BIZ+ PTE. LTD. established LINE BIZ+ Taiwan Limited in March 2015.

(7)	MIXRADIO ENTERTAINMENT INDIA PRIVATE LIMITED was established by MixRadio Limited in December 2015.

(8)	Refer to Note 30 Business Combinations for further details. In August 2015, wit studio was merged with and absorbed by LINE Plus.

(9)

LINE (UK) Limited was renamed to MixRadio Limited in March 2015. As of December 31, 2015 the entity was classified as a discontinued operation. Refer to Note 24 Discontinued Operations for further details.

(10)

LMG Corporation was renamed to LINE Book Distribution Corporation in January 2015. The percentage of ownership was decreased due to additional capital contribution from an unrelated third party in January 2015.

(11)

The Group’s ownership in LINE Company (Thailand) Limited is 50% but it holds 91% of the voting rights. Accordingly, LINE Company (Thailand) Limited is included in the scope of consolidation for the Group’s consolidated financial statements.

Ultimate parent company of the Group

The next senior and the ultimate parent company of the Group is NAVER, which is domiciled in Korea and listed on the Korean Stock Exchange.

32.	Proportion of Equity Interest Held by Non-controlling Interests

As a result of the LINE Plus Capital Reduction in August 2014, the equity interest held by the non-controlling interest decreased from 40% to 0%. Refer to Note 3 (1) Significant Accounting Policies for further details.

Name	Country of incorporation and operation	December 31, 2013	December 31, 2014
LINE Plus	Korea	40%	–

LINE Corporation

Notes to Consolidated Financial Statements (continued)

32.	Proportion of Equity Interest Held by Non-controlling Interests (continued)

The differences between the balances stated below and the non-controlling interest balances noted on the consolidated financial statements are attributable to immaterial non-controlling interest not presented below.

Loss allocated to material non-controlling interest in the years ended December 31, 2013 and 2014:

	(In thousands of yen)

Name	2013	2014
LINE Plus	(5,391,588)	(2,092,307)

Accumulated balances of material non-controlling interest as of December 31, 2013 and 2014:

	(In thousands of yen)

Name	December 31, 2013	December 31, 2014
LINE Plus	1,787,099	–

Summarized financial information related to the subsidiary is provided below. This information is based on amounts before inter-company eliminations.

Statement of Profit or Loss:

	(In thousands of yen)

	LINE Plus
	2013	2014
Revenues	9,223,904	29,475,352
Loss for the year	(13,534,900)	(8,839,503)
Total comprehensive loss for the year	(13,149,536)	(9,547,419)

Statement of Financial Position:

	(In thousands of yen)

	LINE Plus
	December 31, 2013	December 31, 2014
Current assets	15,787,367	19,513,632
Non-current assets	1,643,582	3,245,493
Current liabilities	11,944,618	14,815,269
Non-current liabilities	1,181,885	2,640,370

LINE Corporation

Notes to Consolidated Financial Statements (continued)

32.	Proportion of Equity Interest Held by Non-controlling Interests (continued)

Statement of Cash Flows:

	(In thousands of yen)

	LINE Plus
	2013	2014
Operating	(10,173,277)	(5,990,189)
Investing	(1,518,538)	(2,787,069)
Financing	14,395,687	9,163,176

Net increase in cash and cash equivalents	2,703,872	385,918

Cash and cash equivalents at the beginning of year	3,414,566	5,722,601

Effect of exchange rate fluctuations on cash and cash equivalents	(395,837)	646,162

Cash and cash equivalents at the end of year	5,722,601	6,754,681

33.	Investments in Associates and Joint Venture

(1)	Details of investments in the Group’s significant associates and joint venture are as follows:

						(In thousands of yen)

	Primary business activities	Country of incorporation	December 31, 2013		December 31, 2014		December 31, 2015
			Percentage of ownership	Carrying amount	Percentage of ownership	Carrying amount	Percentage of ownership	Carrying amount
Associates
LINE Project Production Partnership(1)	Animation production	Japan	50.0%	59,250	50.0%	–	50.0%	–
Collab+LINE LLC(2)	Investment	United States of America	–	–	50.0%	120,837	50.0%	137,579
LINE Bros. Corporation(3)	Mobile contents	Japan	–	–	40.0%	8,005	40.0%	0
Epic Voyage, Inc.(4)	Mobile games	Japan	–	–	30.0%	2,859	30.0%	2,730
Green Monster, Inc.(5)	Mobile games	Japan	–	–	35.0%	68,514	35.0%	42,948
LINE MUSIC Corporation(6)	Music distribution	Japan	–	–	40.0%	270,232	33.4%	109,501
AUBE, Ltd.(7)	Job listing	Japan	–	–	–	–	49.0%	287,319

Joint venture
Lantu Games Limited(8)	Mobile games	Hong Kong (China)	–	–	–	–	50.0%	1,205,749

(1)

The Group has a 50% ownership interest in LINE Project production Partnership (“LINE Project”) as of December 31, 2015. As the Group does not control and direct the daily activities of LINE Project, the Group has determined that it does not have control over LINE Project and therefore accounts for its ownership in LINE Project using the equity method.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

33.	Investments in Associates and Joint Venture (continued)

(1)	Details of investments in the Group’s significant associates and joint venture are as follows (continued):

(2)

Collab+LINE LLC, which mainly identifies and invests in businesses in North America with the potential to create value and provide returns for the Group, was established in April 2014. Collab+LINE LLC is incorporated in North America. The Group has a 50% ownership interest in Collab+LINE LLC. As the Group does not control nor direct the daily activities of Collab+LINE LLC, the Group accounts for its ownership in Collab+LINE LLC using the equity method.

(3)

LINE Bros. Corporation (“LINE Bros.”), which plans to provide food delivery services via the LINE platform, was established in May 2014. The Group has a 40% ownership interest in LINE Bros. As the Group does not control nor direct the daily activities of LINE Bros., the Group accounts for its ownership in LINE Bros. using the equity method.

(4)

In October 2014, the Group obtained a 30% ownership interest in Epic Voyage, Inc. which mainly plans to provide mobile games planning, development and operations services. As the Group does not control nor direct the daily activities of Epic Voyage, Inc., the Group accounts for its ownership in Epic Voyage, Inc. using the equity method.

(5)

In November 2014, the Group obtained a 35% ownership interest in Green Monster, Inc. which mainly plans to provide mobile games planning, development and operations services. As the Group does not control nor direct the daily activities of Green Monster, Inc., the Group accounts for its ownership in Green Monster, Inc. using the equity method.

(6)

LINE MUSIC Corporation, which mainly plans to provide music distribution services, was established in December 2014. The Group has a 40% ownership interest in LINE MUSIC Corporation. As the Group does not control nor direct the daily activities of LINE MUSIC Corporation, the Group accounts for its ownership in LINE MUSIC Corporation using the equity method. The Group sold a part of its shares to third parties during 2015, resulting in the decrease in its ownership to 33.4%.

(7)

In February 2015, the Group obtained 49% interest in AUBE, Ltd., which provides job listings, announcements and related services online and through mobile application. As the Group does not control nor direct the daily activities of AUBE, Ltd., the Group accounts for its ownership in AUBE, Ltd. using the equity method.

(8)

In December 2015, the Group entered into a joint venture agreement whereby it obtained 50% of the ordinary shares of Lantu Games Limited. The joint venture is involved in the development and management of mobile games. The Group’s 50% interest in Lantu Games Limited is accounted for using the equity method.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

33.	Investments in Associates and Joint Venture (continued)

(2)	Financial information on the Group’s investment in the associates is summarized as follows:

	(In thousands of yen)

	LINE Project
	December 31, 2013	December 31, 2014	December 31, 2015
Current assets	128,104	–	–
Current liabilities	9,605	–	–
Equity	118,499	–	–
Proportion of the Group’s ownership	50%	50%	50%

Group’s share of equity	59,250	–	–

Carrying amount of the interests	59,250	–	–

	LINE Project
	2013	2014	2015
Revenue	159,900	45,100	–
Loss for the year from continuing operations	(485,670)	(81,829)	–
Other comprehensive income for the year, net of tax	–	–	–

Total comprehensive loss for the year, net of tax	(485,670)	(81,829)	–

Group’s share of loss for the year	(242,835)	(40,915)	–

LINE Corporation

Notes to Consolidated Financial Statements (continued)

33.	Investments in Associates and Joint Venture (continued)

(2)	Financial information on the Group’s investment in the associates is summarized as follows (continued):

	(In thousands of yen)

	LINE MUSIC Corporation
	December 31, 2014	December 31, 2015
Current assets	960,280	943,791
Non-current assets	2,434	12,574
Current liabilities	287,133	628,519
Equity	675,581	327,846
Proportion of the Group’s ownership	40.0%	33.4%

Group’s share of equity	270,232	109,501

Carrying amount of the interests	270,232	109,501

	LINE MUSIC Corporation

	2014	2015

Revenue	–	272,731
Loss for the year from continuing operations	(284,419)	(347,735)

Total comprehensive loss for the year, net of tax	(284,419)	(347,735)

Group’s share of loss for the year	(113,768)	(120,883)

LINE Corporation

Notes to Consolidated Financial Statements (continued)

33.	Investments in Associates and Joint Venture (continued)

(2)	Financial information on the Group’s investment in the associates is summarized as follows (continued):

(In thousands of yen)

AUBE, Ltd.
December 31, 2015
Current assets	670,524
Current liabilities	84,159
Equity	586,365
Proportion of the Group’s ownership	49.0%

Group’s share of equity	287,319

Carrying amount of the interests	287,319

AUBE, Ltd.

2015

Revenue	830,010
Loss for the year from continuing operations	(13,635)
Other comprehensive income for the year, net of tax	–

Total comprehensive loss for the year, net of tax	(13,635)

Group’s share of loss for the year	(6,681)

LINE Corporation

Notes to Consolidated Financial Statements (continued)

33.	Investments in Associates and Joint Venture (continued)

(3)	The aggregate amount of individually immaterial associates accounted for by the equity-method accounted investee is summarized as follows:

	(In thousands of yen)
	December 31, 2014	December 31, 2015
Current assets	314,585	213,434
Non-current assets	160,276	427,176
Current liabilities	7,891	29,574
Non-current liabilities	–	170,662
Equity	466,970	440,374

Group’s share of equity	200,215	196,620

Impairment	–	(13,363)

Carrying amount of the interests	200,215	183,257

	2014	2015

Revenue	586	4,859
Loss for the year from continuing operations	(34,196)	(228,225)
Other comprehensive income for the year, net of tax	37,090	31,284

Total comprehensive income/(loss) for the year, net of tax	2,894	(196,941)

Group’s share of profit/(loss) for the year	5,178	(71,667)

The Group had no contingent liabilities or capital commitments relating to its associates as of December 31, 2014 and 2015.

(4)	Financial information on the Group’s investment in a joint venture is summarized as follows:

(In thousands of yen)
Lantu Games Limited
December 31, 2015
Cash and cash equivalents	2,411,498
Equity	2,411,498
Proportion of the Group’s ownership	50.0%

Group’s share of equity	1,205,749

Carrying amount of the interests	1,205,749

The joint venture had no contingent liabilities or capital commitments as at December 31, 2015. Lantu Games Limited cannot distribute its profits without the consent from the two venture partners.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

34.	Interests in Joint Operation

In July 2015, the Group and NAVER contributed 66.7% and 33.3%, respectively, of the capital in a joint operation called LINE Naver Game Partnership, which plans to invest in companies specializing in game contents development and related businesses. The principal place of business of the joint operation is Korea.

35.	Subsequent Events

Abandonment of MixRadio

On February 12, 2016, the board of directors approved the abandonment of the MixRadio segment. The operation of the MixRadio business was classified as a discontinued operation on March 21, 2016, when the abandonment took effect. Apart from the impairment losses incurred, further restructuring costs including 7,147 thousand pound sterling for employee termination benefits and 769 thousand pound sterling for the termination of office lease contracts are expected to be incurred in fiscal year 2016. Refer to Note 24 Discontinued Operations for further details on MixRadio’s retrospective presentation as a discontinued operation.

Termination of the dual class structure of shares

Through an amendment of its articles of incorporation effective as of March 31, 2016, the Company terminated its dual class structure of common shares and class A shares and converted all class A shares held by NAVER into common shares. Also, the Company amended the terms applicable to stock options from class A shares to common shares.

Deconsolidation of a subsidiary into a joint venture

On March 30, 2016, the board of directors approved a transaction that will result in a decrease of the Group’s ownership of LINE BIZ Plus Ltd. from 100% to 50%. After the transaction, LINE BIZ Plus Ltd. will be accounted for as a joint venture under the equity method because the Group will have joint control of the arrangement. The decrease in ownership will result from the issuance of additional shares by LINE BIZ Plus Ltd. on April 25, 2016. A third party will acquire the newly issued shares by contributing 750,000 thousand Baht in cash. The investment retained by the Group will be re-measured to its fair value when control is lost.

LINE Corporation

Interim Condensed Consolidated Statements of Financial Position - Unaudited

		(In thousands of yen)

	Notes	December 31, 2015	March 31, 2016
Assets
Current assets
Cash and cash equivalents		33,652,250	35,081,614
Trade and other receivables	7	27,248,497	23,631,977
Other financial assets, current	7	341,403	284,073
Inventories		1,475,939	1,080,709
Other current assets		2,454,776	2,657,472

Total current assets		65,172,865	62,735,845

Non-current assets
Property and equipment	5	10,500,750	9,974,252
Goodwill	14	3,120,767	3,715,512
Other intangible assets	14	1,011,531	1,079,676
Investments in associates and joint venture		1,785,826	1,622,326
Other financial assets, non-current	7	23,466,920	22,878,331
Deferred tax assets	6	16,942,051	16,444,552
Other non-current assets		158,521	170,957

Total non-current assets		56,986,366	55,885,606

Total assets		122,159,231	118,621,451

Liabilities
Current liabilities
Trade and other payables	7	22,983,242	21,870,091
Other financial liabilities, current	7	43,933,212	43,080,840
Accrued expenses		7,019,114	4,930,840
Income tax payables	6	3,018,891	1,320,204
Advances received		9,517,756	9,433,748
Provisions, current		381,217	607,209
Other current liabilities		9,024,284	9,616,321

Total current liabilities		95,877,716	90,859,253

Non-current liabilities
Other financial liabilities, non-current	7	8,284	492,224
Deferred tax liabilities	6	1,843,944	1,711,005
Provisions, non-current		1,400,986	754,971
Post-employment benefits		5,495,416	5,579,706

Total non-current liabilities		8,748,630	8,537,906

Total liabilities		104,626,346	99,397,159

Shareholder’s equity
Share capital	8	12,596,198	12,596,198
Share premium	8	18,982,776	21,451,394
Accumulated deficit		(19,204,203)	(19,301,340)
Accumulated other comprehensive income		5,368,524	4,870,329

Equity attributable to the shareholder of the Company		17,743,295	19,616,581

Non-controlling interests		(210,410)	(392,289)

Total shareholder’s equity		17,532,885	19,224,292

Total liabilities and shareholder’s equity		122,159,231	118,621,451

See Notes to Interim Condensed Consolidated Financial Statements

LINE Corporation

Interim Condensed Consolidated Statements of Profit or Loss - Unaudited

		(In thousands of yen)

	For the three-month period ended March 31,

	Notes	2015	2016
Revenues and other operating income:
Revenues		28,104,146	33,455,853
Other operating income		116,865	660,302

Total revenues and other operating income		28,221,011	34,116,155

Operating expenses:
Payment processing and licensing expenses		(6,225,090)	(7,750,301)
Employee compensation expenses	12	(7,574,367)	(9,393,213)
Marketing expenses		(4,779,867)	(2,306,594)
Infrastructure and communication expenses		(1,663,342)	(1,781,655)
Authentication and other service expenses		(2,398,457)	(2,896,673)
Depreciation and amortization expenses		(764,214)	(967,975)
Other operating expenses		(3,392,080)	(3,681,759)

Total operating expenses		(26,797,417)	(28,778,170)

Profit from operating activities		1,423,594	5,337,985

Finance income		23,343	26,827
Finance costs		(23,624)	(23,625)
Share of loss of associates		(23,272)	(62,845)
Loss on foreign currency transactions, net		(64,086)	(568,698)
Other non-operating income		14,178	21,252
Other non-operating expenses		(165,251)	(587,886)

Profit before tax from continuing operations		1,184,882	4,143,010

Income tax expenses	6	(2,941,945)	(2,736,740)

(Loss)/profit for the period from continuing operations		(1,757,063)	1,406,270

Loss from discontinued operations, net of tax	9,10	(148,046)	(1,640,163)

Loss for the period		(1,905,109)	(233,893)

Attributable to:

The shareholder of the Company	10	(1,888,377)	(122,273)

Non-controlling interests		(16,732)	(111,620)

			(In yen)
Earnings per share
Basic loss for the period attributable to the shareholder of the Company	10	(10.79)	(0.70)
Diluted loss for the period attributable to the shareholder of the Company	10	(10.79)	(0.63)
Earnings per share from continuing operations
Basic (loss)/profit from continuing operations attributable to the shareholder of the Company	10	(9.95)	8.67
Diluted (loss)/profit from continuing operations attributable to the shareholder of the Company	10	(9.95)	7.79
Earnings per share from discontinued operations
Basic loss from discontinued operations attributable to the shareholder of the Company	10	(0.84)	(9.37)
Diluted loss from discontinued operations attributable to the shareholder of the Company	10	(0.84)	(8.42)

See Notes to Interim Condensed Consolidated Financial Statements

LINE Corporation

Interim Condensed Consolidated Statements of Comprehensive Income - Unaudited

	(In thousands of yen)

	For the three-month period ended March 31,

	Notes	2015	2016
Loss for the period		(1,905,109)	(233,893)
Other comprehensive income
Items that may be reclassified to profit or loss:
Available-for-sale financial assets:
Net change in fair value	11	(3,219,293)	(329,173)
Reclassification to profit or loss		165,251	264,060
Exchange differences on translation of foreign operations:
Loss arising during the period		(256,041)	(324,403)
Proportionate share of other comprehensive income of associates		(222)	(10,108)
Income tax relating to items that may be reclassified subsequently to profit or loss		1,105,195	(79,636)

Total other comprehensive income for the period, net of tax		(2,205,110)	(479,260)

Total comprehensive loss for the period, net of tax		(4,110,219)	(713,153)

Attributable to:
The shareholder of the Company		(4,092,308)	(620,468)
Non-controlling interests		(17,911)	(92,685)

See Notes to Interim Condensed Consolidated Financial Statements

LINE Corporation

Interim Condensed Consolidated Statements of Change in Equity - Unaudited

									(In thousands of yen)
	Equity attributable to the shareholder of the Company
					Accumulated other comprehensive income
	Notes	Share capital	Share premium	Accumulated deficit	Foreign currency translation reserve	Available-for- sale reserve	Defined benefit plan reserve	Total	Non- controlling interests	Total shareholder’s equity
Balance at January 1, 2015		12,596,198	7,771,659	(11,622,496)	527,802	3,866,280	(643,359)	12,496,084	14,884	12,510,968
Comprehensive loss
Loss for the period		–	–	(1,888,377)	–	–	–	(1,888,377)	(16,732)	(1,905,109)
Other comprehensive income		–	–	–	(255,084)	(1,948,847)	–	(2,203,931)	(1,179)	(2,205,110)

Total comprehensive loss for the period		–	–	(1,888,377)	(255,084)	(1,948,847)	–	(4,092,308)	(17,911)	(4,110,219)
Net investment by non-controlling interests		–	–	94	–	–	–	94	143,906	144,000
Recognition of share-based payments	8,12	–	2,287,458	–	–	–	–	2,287,458	–	2,287,458
Acquisition of subsidiary		–	–	–	–	–	–	–	133	133

Balance at March 31, 2015		12,596,198	10,059,117	(13,510,779)	272,718	1,917,433	(643,359)	10,691,328	141,012	10,832,340

									(In thousands of yen)
	Equity attributable to the shareholder of the Company
					Accumulated other comprehensive income
	Notes	Share capital	Share premium	Accumulated deficit	Foreign currency translation reserve	Available-for- sale reserve	Defined benefit plan reserve	Total	Non- controlling interests	Total shareholder’s equity
Balance at January 1, 2016		12,596,198	18,982,776	(19,204,203)	239,984	6,917,774	(1,789,234)	17,743,295	(210,410)	17,532,885
Comprehensive (loss)/income
Loss for the period		–	–	(122,273)	–	–	–	(122,273)	(111,620)	(233,893)
Other comprehensive income		–	–	–	(528,167)	29,972	–	(498,195)	18,935	(479,260)

Total comprehensive (loss)/income for the period		–	–	(122,273)	(528,167)	29,972	–	(620,468)	(92,685)	(713,153)
Recognition of share-based payments	8,12	–	2,493,754	–	–	–	–	2,493,754	–	2,493,754
Forfeiture of stock options	8,12	–	(25,136)	25,136	–	–	–	–	–	–
Acquisition of subsidiary	14	–	–	–	–	–	–	–	(89,194)	(89,194)

Balance at March 31, 2016		12,596,198	21,451,394	(19,301,340)	(288,183)	6,947,746	(1,789,234)	19,616,581	(392,289)	19,224,292

See Notes to Interim Condensed Consolidated Financial Statements

LINE Corporation

Interim Condensed Consolidated Statements of Cash Flows - Unaudited

(In thousands of yen)

	For the three-month period ended March 31,

	Notes	2015	2016
Cash flows from operating activities
Profit before tax from continuing operations		1,184,882	4,143,010
Loss before tax from discontinued operations	9	(148,046)	(2,497,481)

Profit before tax		1,036,836	1,645,529
Adjustments for:
Depreciation and amortization expenses		785,425	967,975
Finance income		(23,343)	(26,827)
Finance costs		23,624	23,625
Share-based compensation expenses	8, 12	2,287,458	2,493,754
Gain on divesture of subsidiary	15	–	(20,963)
Loss on financial assets at fair value through profit or loss	11	–	245,919
Impairment loss of available-for-sale financial assets	7	165,251	264,060
Share of loss of associates		23,272	62,845
Loss on foreign currency transactions, net		1,065	539,514
Changes in:
Trade and other receivables		(720,723)	3,645,179
Inventories		34,549	314,410
Trade and other payables		(2,896,138)	(932,004)
Accrued expenses		(1,773,916)	(2,018,372)
Advances received		781,480	(79,377)
Provisions		97,956	27,928
Post-employment benefits		352,806	136,032
Other current assets		(368,332)	(198,027)
Other current liabilities		(486,163)	452,247
Others		33,116	41,280

Cash (used in)/provided by operating activities		(645,777)	7,584,727

Interest received		16,238	26,380
Interest paid		(24,774)	(23,597)
Income taxes paid		(6,883,277)	(3,323,439)

Net cash (used in)/provided by operating activities		(7,537,590)	4,264,071

Cash flows from investing activities
Purchase of time deposits		(1,859,619)	(18,769)
Proceeds from maturities of time deposits		1,115	99,564
Purchase of equity investments	11	(95,000)	(8,677)
Acquisition of property and equipment and intangible assets		(917,150)	(785,730)
Investments in associates		(342,000)	–
Payments of office security deposits		(90,594)	(795,258)
Guarantee deposits for the Japanese Payment Services Act		(120,000)	–
Refund of office securities deposits		82,747	1,166
Return of the office security deposits received under sublease arrangement		(393,650)	–
Decrease in loan receivables		38,551	579
Acquisition of subsidiaries, net of cash acquired	14	(2,926,572)	(423,424)
Others		(132,557)	2,045

Net cash used in investing activities		(6,754,729)	(1,928,504)

Cash flows from financing activities
Proceeds from/(repayment of) short-term borrowings, net		15,502,620	(434,353)
Payments for redemption of bonds		(393,069)	(247,500)
Repayment of borrowing arrangement		(122,875)	–
Capital contribution from third party non-controlling interests		144,000	–
Others		(179)	(1,535)

Net cash provided by/(used for) financing activities		15,130,497	(683,388)

Net increase in cash and cash equivalents		838,178	1,652,179

Cash and cash equivalents at the beginning of the year		20,254,455	33,652,250

Effect of exchange rate fluctuations on cash and cash equivalents		(215,973)	(222,815)

Cash and cash equivalents at the end of the interim reporting period		20,876,660	35,081,614

See Notes to Interim Condensed Consolidated Financial Statements

LINE Corporation

Notes to Interim Condensed Consolidated Financial Statements – Unaudited

1.	Reporting Entity

LINE Corporation (the “Company”) was incorporated in September, 2000 in Japan in accordance with the Companies Act of Japan under the name Hangame Japan Corporation to provide online gaming services. The Company changed its name to NHN Japan Corporation in August 2003, and subsequently changed its name to LINE Corporation in April 2013. The Company is a subsidiary of NAVER Corporation (“NAVER”), formerly NHN Corporation, which is domiciled in Korea. NAVER is the Company and its subsidiaries’ (collectively, the “Group”) ultimate parent company. The Company’s head office is located at 2-21-1 Shibuya, Shibuya-ku, Tokyo, Japan.

The Group mainly operates a cross-platform messenger application, LINE, and provides communication and content sales and advertising services. Communication and content is provided via the LINE platform, while advertising services are provided via LINE advertising, livedoor blog and NAVER Matome.

2.	Basis of Preparation

The unaudited interim condensed consolidated financial statements for the three-month periods ended March 31, 2015 and 2016 have been prepared in accordance with IAS 34 Interim Financial Reporting. The unaudited interim condensed consolidated financial statements were approved by Representative Director, President and Chief Executive Officer Takeshi Idezawa and Director In Joon Hwang on May 25, 2016.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2015.

The preparation of the unaudited interim condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the interim condensed consolidated financial statements as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant estimates and assumptions are reviewed by management on a regular basis. The effects of a change in estimates and assumptions are recognized in the period of the change or in the period of the change and future periods.

On February 12, 2016, the board of directors approved the abandonment of the MixRadio service (the “MixRadio”). The operation of the MixRadio business was classified as a discontinued operation on March 21, 2016, when the abandonment took effect. As a result, the MixRadio business was retrospectively presented as a discontinued operation on the Interim Condensed Consolidated Statements of Profit or Loss for the three-month periods ended March 31, 2015 and 2016. Refer to Note 9 Discontinued Operations for further details.

Intercompany balances and transactions have been eliminated upon consolidation.

3.	Significant Accounting Policies

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2015.

LINE Corporation

Notes to Interim Condensed Consolidated Financial Statements – Unaudited (continued)

3.	Significant Accounting Policies (continued)

The adoption of new and revised IFRSs issued by the International Accounting Standards Board that are mandatorily effective for an accounting period that begins on or after January 1, 2016 had no impact on the Group’s unaudited interim condensed consolidated financial statements as of and for the three-month periods ended March 31, 2015 and 2016.

The Group has not early adopted any other standards, interpretations or amendments that have been issued but are not yet effective.

4.	Segment Information

The operating segment of the Group is a component for which discrete financial information is available and whose operating results are regularly reviewed by the Group’s chief operating decision maker in making decisions about resource allocation and assess performance. The chief operating decision maker has been identified as the Company’s board of directors. No operating segments have been aggregated to form the reportable segments.

Since the fourth quarter of 2015, the structure of the business units that management uses to make decisions about operating matters, and the main performance measures used for the purpose of allocating resources to the units had changed. Segment reporting was based on two business units, the LINE business and portal segment and the MixRadio segment.

However, the board of directors approved the abandonment of the MixRadio segment on February 12, 2016. The MixRadio segment was subsequently abandoned on March 21, 2016, and retrospectively classified as a discontinued operation. Refer to Note 9 Discontinued Operations for further details.

(1)	Description of Reportable Segment

The Group has a single reportable segment:

LINE business and portal segment	–

The Group mainly operates a cross-platform messenger application, LINE, and provides communication and content and advertising services. Communication and content are primarily provided to end users via various communication and content. Communication mainly includes LINE Stickers. Content includes LINE Games and LINE Play. Advertising services are provided via LINE advertising, livedoor blog and NAVER Matome. LINE advertising includes LINE Official Accounts, Sponsored Stickers and Free LINE Coins.

5.	Property and Equipment

During the three-month periods ended March 31, 2015 and 2016, the Group acquired property and equipment with a cost of 663,388 thousand yen and 672,221 thousand yen, respectively. Such purchase mainly consisted of server infrastructure purchased for its operation of the LINE business and portal segment. The purchases of server infrastructure amounted to 374,508 thousand yen and 245,229 thousand yen for the three-month periods ended March 31, 2015, and 2016, respectively.

LINE Corporation

Notes to Interim Condensed Consolidated Financial Statements – Unaudited (continued)

5.	Property and Equipment (continued)

Contractual commitments for the acquisition of property and equipment as of December 31, 2015 and March 31, 2016 were 199,090 thousand yen and 347,427 thousand yen, respectively.

6.	Income Taxes

The Group’s tax provision for interim periods is determined using an estimate of the Group’s annual effective tax rate, adjusted for discrete items arising during the period. In each quarter the Group updates the estimate of the annual effective tax rate, and if the estimated annual tax rate changes, the Group makes a cumulative adjustment in that quarter.

The effective tax rate for the three-month period ended March 31, 2015 of 248.3% differed from the Japanese statutory tax rate of 38.0 % for the year ended December 31, 2014. The effective income tax rate of 248.3% was primarily due to non-deductible share-based payment expenses, including share-based payment expenses in connection with stock options granted to non-Japanese employees and directors, as a result of additional stock options with incremental increases in the fair value granted in February, August and October 2014, and February 2015, and partially attributable to pre-tax losses recorded by subsidiaries on a standalone basis for which no deferred tax assets were recognized as the related tax benefits could not be recognized.

The effective tax rate for the three-month period ended March 31, 2016 of 66.1% differed from the Japanese statutory tax rate of 35.6 % for the year ended December 31, 2015. The effective income tax rate of 66.1% was primarily due to non-deductible share-based payment expenses, including share-based payment expenses in connection with stock options granted to non-Japanese employees and directors, as a result of additional stock options with incremental increases in the fair value granted in February, August and October 2014, and February 2015, and partially attributable to pre-tax losses recorded by subsidiaries on a standalone basis for which no deferred tax assets were recognized as the related tax benefits could not be recognized.

The effective tax rate for the three-month period ended March 31, 2016 decreased as compared to the same period in 2015 mainly due to an increase in the estimated annual profit before tax and a decrease in estimated annual non-deductible share-based payment expenses for the year ending December 31, 2016 as compared to the year ended December 31, 2015. The decrease in estimated annual non-deductible share-based payment expenses is due to the vesting in 2016 of most of the stock options granted to the directors and employees.

LINE Corporation

Notes to Interim Condensed Consolidated Financial Statements – Unaudited (continued)

7.	Financial Assets and Financial Liabilities

The carrying amounts and fair value of financial instruments, except for cash and cash equivalents, by line item in the Interim Condensed Consolidated Statements of Financial Position and by category as defined in IAS 39 Financial Instruments: Recognition and Measurement as of December 31, 2015 and March 31, 2016, are as follows:

The fair value is not disclosed for those financial instruments which are not measured at fair value in the Interim Condensed Consolidated Statements of Financial Position, and whose fair value approximates their carrying amount due to their short-term and/or variable-interest bearing nature. Refer to Note 11 Fair Value Measurements for more details of the available-for-sale financial assets, which are measured at fair value.

			(In thousands of yen)

	December 31, 2015		March 31, 2016
Items	Book value	Fair value	Book value	Fair value
Financial assets
Trade and other receivables
Loans and receivables	27,248,497		23,631,977

Other financial assets, current
Loans and receivables-Time deposits	314,194		219,684
Other	27,209		64,389

Total	341,403		284,073

Other financial assets, non-current
Held-to-maturity investments(1)	280,490	294,595	280,471	298,177
Loans and receivables
Guarantee deposits(1)	2,531,620		2,531,620
Office security deposits	3,832,993	3,661,179	4,459,458	4,307,959
Financial assets at fair value through profit or loss
Conversion right of redeemable preferred stock	871,309	871,309	575,878	575,878
Available-for-sale financial assets(2)	15,863,543	15,863,543	14,963,305	14,963,305
Other	86,965		67,599

Total	23,466,920		22,878,331

LINE Corporation

Notes to Interim Condensed Consolidated Financial Statements – Unaudited (continued)

7.	Financial Assets and Financial Liabilities (continued)

			(In thousands of yen)

	December 31, 2015		March 31, 2016
Items	Book value	Fair value	Book value	Fair value
Financial liabilities
Trade and other payables
Financial liabilities measured at amortized cost	22,983,242		21,870,091

Other financial liabilities, current
Financial liabilities measured at amortized cost
Deposits received	935,041		752,838
Short-term borrowings(3)	42,464,553		42,058,000
Corporate bonds	510,000		262,500
Office security deposits received under sublease agreement	–		7,502
Other	23,618		–

Total	43,933,212		43,080,840

Other financial liabilities non-current
Financial liabilities measured at amortized cost
Other payables, non-current	–		290,000
Long-term borrowings	–		202,224
Office security deposits received under sublease agreement	7,502	7,502	–
Other	782		–

Total	8,284		492,224

(1)

The Japanese Payment Services Act requires non-banking entities that engage in business activities involving advance payments from end users using virtual credits to secure a certain amount of money equal to or more than one half of the unused balance of virtual credits purchased by the end user as of the most recent base date set on March 31 and September 30 of each year, either by depositing or entrusting a cash reserve or government bonds with the Legal Affairs Bureau, or by concluding a guarantee contract with a financial institution. If deposits are made, they are recorded as guarantee deposits. If guarantee contracts are entered into, guarantee fees equal to the contractual amount times a guarantee fee rate are incurred. In accordance with the Japanese Payment Services Act, the Group had deposited cash of 2,530,200 thousand yen as of December 31, 2015 and March 31, 2016. The Group also had deposited investments in Japanese government bonds of 280,490 thousand yen and 280,471 thousand yen as of December 31, 2015 and March 31, 2016, respectively, which the Group intends to hold until maturity for this purpose. In addition, the Group entered into a credit guarantee contract with a bank in the year ended December 31, 2014 for 2,000,000 thousand yen with a guarantee fee rate of 0.2% to comply with the Japanese Payment Services Act.

LINE Corporation

Notes to Interim Condensed Consolidated Financial Statements – Unaudited (continued)

7.	Financial Assets and Financial Liabilities (continued)

(2)

Impairment loss of 1,789,603 thousand yen and 264,060 thousand yen was recognized for available-for-sale financial assets for the year ended December 31, 2015 and the three-month period ended March 31, 2016, respectively.

(3)	The weighted average interest rate of the remaining outstanding short-term borrowings as of December 31, 2015 and March 31, 2016 was 0.2%.

8.	Issued Capital and Reserves

(1)	Shares issued

The movement of shares issued for the three-month period ended March 31, 2016 is as follows:

	Shares issued (Share capital with no-par value)
	Common Shares	Class A shares
January 1, 2016	–	174,992,000
Conversion of class A shares to common shares(1)	174,992,000	(174,992,000)

March 31, 2016	174,992,000	–

(1)

Through an amendment of its articles of incorporation effective as of March 31, 2016, the Company terminated its dual class structure of common shares and class A shares and converted all class A shares into common shares.

(2)	Share premium

The movements in share premium for the three-month period ended March 31, 2015 are as follows:

	(In thousands of yen)

	Share-based payments(1)	Common control business combinations	Others(2)	Share premium total
January 1, 2015	3,810,281	293,629	3,667,749	7,771,659
Share-based payments	2,287,458	–	–	2,287,458

March 31, 2015	6,097,739	293,629	3,667,749	10,059,117

LINE Corporation

Notes to Interim Condensed Consolidated Financial Statements – Unaudited (continued)

8.	Issued Capital and Reserves (continued)

(2)	Share premium (continued)

The movements in share premium for the three-month period ended March 31, 2016 are as follows:

	(In thousands of yen)
	Share-based payments(1)	Common control business combinations	Others(2)	Share premium total
January 1, 2016	15,022,911	293,629	3,666,236	18,982,776
Share-based payments	2,493,754	–	–	2,493,754
Forfeiture of stock options	(25,136)	–	–	(25,136)

March 31, 2016	17,491,529	293,629	3,666,236	21,451,394

(1)	Refer to Note 12 Share-Based Payments for further details.

(2)	Resulted mainly from capital reserve requirements under the Companies Act of Japan.

9.	Discontinued Operations

The Group had acquired MixRadio on March 16, 2015. Subsequently, the Group made a strategic decision and decided to focus on its core LINE business and portal segment. On February 12, 2016, the board of directors approved the abandonment of the MixRadio segment. The operation of the MixRadio business was classified as a discontinued operation on March 21, 2016, when the abandonment took effect. As a result, the MixRadio business was retrospectively presented as a discontinued operation on the Interim Condensed Consolidated Statements of Profit or Loss for the three-month periods ended March 31, 2015 and 2016.

The aggregated results of the discontinued operations for the three-month periods ended March 31, 2015 and 2016 are presented below.

	(In thousands of yen)

	2015	2016
Revenues	9,799	443,053
Other income	103,064	–

Expenses(1)	(260,909)	(2,940,534)

Loss before tax from discontinued operations	(148,046)	(2,497,481)
Income taxes benefits on disposal(2)	–	857,318

Loss for the period from discontinued operations (attributable to the shareholder of the Company)	(148,046)	(1,640,163)

(1)

In connection with the abandonment of MixRadio on March 21, 2016, restructuring expenses related to employee termination benefits of 7,147 thousand pound sterling (1,183,142 thousand yen) and office lease termination fees of 769 thousand pound sterling (127,322 thousand yen) have been incurred. As of March 31, 2016, the remaining liabilities related to the abandonment of MixRadio have been recorded in the Interim Condensed Consolidated Statements of Financial position as trade and other payables and provision, current.

LINE Corporation

Notes to Interim Condensed Consolidated Financial Statements – Unaudited (continued)

9.	Discontinued Operations (continued)

(2)

The income tax benefits for the three-month periods ended March 31, 2016 is mainly due to the deductible temporary difference arising from the investment in MixRadio Limited, which incurred losses during the period.

The aggregated cash flow information for the discontinued operations for the three-month periods ended March 31, 2015 and 2016 are presented below.

	(In thousands of yen)

	2015	2016
Operating	(276,044)	(1,890,596)
Investing	(2,301,280)	(2,257)
Financing	–	–

Net cash outflow	(2,577,324)	(1,892,853)

10.	Earnings per Share

The profit or loss for the period and the weighted average number of shares used in the calculation of earnings per share are as follows:

For the three-month period ended March 31

(In thousands of yen, except number of shares)

	2015	2016
(Loss)/profit for the period attributable to the shareholder of the Company from continuing operations	(1,740,331)	1,517,890
Loss for the period attributable to the shareholder of the Company from discontinued operations	(148,046)	(1,640,163)

Total loss for the period attributable to the shareholder of the Company for basic and diluted earnings per share	(1,888,377)	(122,273)

Weighted average number of total common shares for basic earnings per share	174,992,000	174,992,000
Effect of dilution:
Stock options	–	19,753,768

Weighted average number of total common shares adjusted for the effect of dilution	174,992,000	194,745,768

In calculating diluted earnings per share, share options outstanding and other potential shares are taken into account where their impact is dilutive. Potential common shares used in the calculation of diluted earnings per share for the three-month period ended March 31, 2015 excluded options representing 14,000,000 shares granted in 2012, 3,374,000 shares granted in 2013, 2,806,500 shares granted in 2014 and 5,786,000 shares granted in 2015 which were outstanding as of March 31, 2015, as their impact is antidilutive.

LINE Corporation

Notes to Interim Condensed Consolidated Financial Statements – Unaudited (continued)

10.	Earnings per Share (continued)

Potential common shares used in the calculation of diluted earnings per share for the three-month period ended March 31, 2016, included options representing 25,569,000 shares which were outstanding as of March 31, 2016 as their impact is dilutive. For the period ended March 31, 2016, diluted loss per share attributable to the shareholder of the Company is lower than basic loss per share attributable to the shareholders of the Company because of the effect of losses from the discontinued operations.

11.	Fair Value Measurements

(1)	Fair value hierarchy

The Group referred to the levels of the fair value hierarchy for financial instruments measured at fair value on the consolidated financial statements based on the following inputs:

–	Level 1 inputs are quoted prices in active markets for identical assets or liabilities.

–

Level 2 inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

–

Level 3 inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions that market participants would use in establishing a price.

(2)	Fair value measurements by fair value hierarchy

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2015 and March 31, 2016 are as follows:

	(In thousands of yen)

December 31, 2015	Level 1	Level 2	Level 3	Total
Financial asset at fair value through profit or loss
Conversion right of redeemable preferred stock	–	–	871,309	871,309
Available-for-sale financial assets
Listed equity securities	2,215,330	–	–	2,215,330
Private equity investments	–	–	13,648,213	13,648,213

Total	2,215,330	–	14,519,522	16,734,852

LINE Corporation

Notes to Interim Condensed Consolidated Financial Statements – Unaudited (continued)

11.	Fair Value Measurements (continued)

(2)	Fair value measurements by fair value hierarchy (continued)

	(In thousands of yen)

March 31, 2016	Level 1	Level 2	Level 3	Total
Financial asset at fair value through profit or loss
Conversion right of redeemable preferred stock	–	–	575,878	575,878
Available-for-sale financial assets
Listed equity securities	1,937,314	–	–	1,937,314
Private equity investments	–	–	13,025,991	13,025,991

Total	1,937,314	–	13,601,869	15,539,183

There have been no transfers among Level 1, Level 2 and Level 3 during the three-month period ended March 31, 2016.

(3)	Reconciliations from the opening balance to the closing balance of financial instruments categorized within Level 3 are as follows:

	(In thousands of yen)

	2015		2016
	Private equity investments	Conversion right of redeemable preferred stock	Private equity investments	Conversion right of redeemable preferred stock
Fair value as of January 1	7,302,439	816,605	13,648,213	871,309
Total (loss)/gain for the period:
Included in profit or loss(1)	–	–	–	(245,919)
Included in other comprehensive income(2)	(52,913)	–	26,259	–

Comprehensive income (loss)	(52,913)	–	26,259	(245,919)
Purchases	95,000	–	8,677	–
Effect of exchange rate changes	(49,217)	(8,441)	(657,158)	(49,512)

Fair value as of March 31	7,295,309	808,164	13,025,991	575,878

(1)	This amount is included in other non-operating income or expenses in the Group’s Interim Condensed Consolidated Statements of Profit or Loss.

(2)	This amount is included in net change in fair value of available-for-sale financial assets in the Group’s Interim Condensed Consolidated Statement of Comprehensive Income.

LINE Corporation

Notes to Interim Condensed Consolidated Financial Statements – Unaudited (continued)

11.	Fair Value Measurements (continued)

(4)	Valuation techniques and inputs

Measured at fair value

Conversion right of redeemable preferred stock

The conversion right of redeemable preferred stock is an embedded derivative. Such conversion right is bifurcated from the underlying redeemable preferred stock and measured at fair value using a binomial option pricing model, which utilizes significant unobservable inputs including comparable listed companies’ average historical volatility of 63.6% and 51.1%, and discount rate of 1.9% and 1.6% as of December 31, 2015 and March 31, 2016, respectively. A significant increase (decrease) in the comparable listed companies’ average historical volatility would result in a higher (lower) fair value of the conversion right of redeemable preferred stock, while a significant increase (decrease) in the discount rate would result in a lower (higher) fair value of the conversion right of redeemable preferred stock.

Private equity investments

Available-for-sale financial assets categorized within Level 3 mainly consist of unlisted equity securities and private equity investment funds. Private equity investment funds were measured at fair value based on net asset value as of December 31, 2015 and March 31, 2016.

Unlisted equity securities are measured at fair value either based on the most recent transactions, or using the market approach and option pricing model. Below is the quantitative information regarding the valuation techniques and significant unobservable inputs used in measuring the fair value of certain unlisted equity securities:

Valuation technique	Significant unobservable input	December 31, 2015	March 31, 2016
Market approach – market comparable companies	EBITDA multiple	11.1-16.0	8.0-16.5
	EBIT multiple	11.4	9.9
	Revenue multiple	1.5-4.7	1.5-5.2
	Liquidity discount	30%	30%
Option pricing model	Comparable listed companies’ average historical volatility	64.5%-81.5%	51.1%-81.3%
	Discount rate	(0.0%)-1.9%	(0.2%)-1.6%

A significant increase (decrease) in the EBITDA, EBIT and revenue multiple would result in a higher (lower) fair value of the unlisted equity securities, while a significant increase (decrease) in the liquidity discount, comparable listed companies’ average historical volatility and discount rate would result in a lower (higher) fair value of the unlisted equity securities.

The valuation techniques and the valuation results of the Level 3 financial assets, including those performed by the external experts, were reviewed and approved by the management of the Group.

LINE Corporation

Notes to Interim Condensed Consolidated Financial Statements – Unaudited (continued)

12.	Share-Based Payments

The Group has stock option incentive plans for directors and employees. Each stock option represents the right to purchase 500 common shares at a fixed price (344 yen for 2012 and 2013 grants and 1,320 yen for 2014 and 2015 grants per common share) for a defined period of time. During the three-month period ended March 31, 2016, no additional stock options were granted.

On June 15, 2015, through the amendment of its articles of incorporation, the Company introduced a dual class structure of common shares and class A shares. Under the dual class structure, each common share has one vote per unit of 100 shares, and each class A share has one vote per unit of 10 shares, while both classes of shares have the same rights to share in profit, distribution of retained earnings and residual assets. Additionally, the Company amended the terms applicable to a portion of two tranches of stock options. As a result of the amendment, 24,724 Common Stock Options originally granted on December 17, 2012 and 6,949 Common Stock Options originally granted on February 4, 2015 were converted to Class A Stock Options. While all other contract terms remain unchanged, the holders of Class A Stock Options are entitled to acquire 500 class A shares upon exercise of each stock option. The Class A Stock Options are mandatorily converted to Common Stock Options on a one-to-one basis upon passage of time or occurrence of certain events as specified in the terms and conditions of Class A Stock Options.

Through an amendment of its article of incorporation effective as of March 31, 2016, the Company terminated its dual class structure of commons shares and class A shares and amended the terms applicable to stock options from class A shares to common shares.

The fair value of stock options is determined using the Black-Scholes model, a commonly accepted stock option pricing method. Stock options granted vest after two years from the grant date and are exercisable for a period of eight years from the vesting date. Conditions for vesting and exercise of the stock options require that those who received the allotment of stock options continue to be employed by the Group from the grant date to the vesting date, and from the grant date to the exercise date, respectively, unless otherwise permitted by the board of directors.

LINE Corporation

Notes to Interim Condensed Consolidated Financial Statements – Unaudited (continued)

12.	Share-Based Payments (continued)

(1)	Movements during the three-month period ended March 31, 2016

The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, outstanding Common Stock Options and Class A Stock Options on a per-common-share and a per-class-A-share basis, respectively, during the period:

	Common Stock Options		Class A Stock Options
	Number (shares)	WAEP (yen per share)	Number (shares)	WAEP (yen per share)
Outstanding at January 1, 2016	9,848,000	827	15,836,500	558
Granted during the period	–	–	–	–
Forfeited during the period	(115,500)	1,159	–	–
Exercised during the period	–	–	–	–
Expired during the period	–	–	–	–
Conversion of Class A Stock Options to Common Stock Options	15,836,500	558	(15,836,500)	558

Outstanding at March 31, 2016	25,569,000	659	–	–

Exercisable at March 31, 2016	18,943,500	428	–	–

The weighted average remaining contractual life for the Common Stock Options outstanding as of March 31, 2016 was 7.5 years.

(2) The Group has recognized 2,287,458 thousand yen and 2,493,754 thousand yen of share-based compensation expenses in the Interim Condensed Consolidated Statement of Profit or Loss for the three-month periods ended March 31, 2015 and 2016, respectively.

13.	Related Party Transactions

The following table provides the total amount of related party transactions entered into during the three-month periods ended March 31, 2015 and 2016, as well as balances with related parties as of December 31, 2015 and March 31, 2016.

(1)	Significant related party transactions during the three-month period ended March 31, 2015, and outstanding balances with related parties as of December 31, 2015, are as follows:

	(In thousands of yen)

Relationship	Name	Transaction	Transaction amount	Outstanding receivable/ (payable) balances(3)
Parent company	NAVER	Advertising service(1)	560,432	159,964
Subsidiary of parent company	NAVER Business Platform Corp.(2)	Operating expenses	1,710,137	(942,488)

LINE Corporation

Notes to Interim Condensed Consolidated Financial Statements – Unaudited (continued)

13.	Related Party Transactions (continued)

(1)	Significant related party transactions during the three-month period ended March 31, 2015, and outstanding balances with related parties as of December 31, 2015, are as follows (continued):

(1)

LINE Plus and NAVER entered into an agreement for exchange of services in which LINE Plus provides advertising services via the LINE platform and the right to use certain LINE characters in exchange for NAVER’s advertising services for LINE Plus via NAVER’s web portal. The Group incurred advertising expenses of 560,432 thousand yen in connection with the advertising services provided by NAVER for the three-month period ended March 31, 2015.

(2)	This subsidiary of NAVER provided data hosting services to the Group.

(3)	The payable amount outstanding is unsecured and will be settled in cash.

(2)	Significant related party transactions during the three-month period ended March 31, 2016 and outstanding balances with related parties as of March 31, 2016, are as follows:

	(In thousands of yen)

Relationship	Name	Transaction	Transaction amount	Outstanding receivable/ (payable) balances(3)
Parent company	NAVER	Advertising service(1)	78,982	86,579
Subsidiary of parent company	NAVER Business Platform Corp.(2)	Operating expenses	1,722,430	(868,225)

(1)

LINE Plus and NAVER entered into an agreement for exchange of services in which LINE Plus provides advertising services via the LINE platform and the right to use certain LINE characters in exchange for NAVER’s advertising services for LINE Plus via NAVER’s web portal. The Group generated advertising revenues of 78,982 thousand yen in connection with the advertising services provided to NAVER for the three-month period ended March 31, 2016.

(2)	This subsidiary of NAVER provided IT infrastructure services and related development services to the Group.

(3)	The payable amount outstanding is unsecured and will be settled in cash.

(3)	The total compensation of key management personnel for the three-month periods ended March 31, 2015 and 2016 was as follows:

	(In thousands of yen)

	2015	2016
Salaries (including bonuses)	61,753	142,265
Share-based payments(1)	940,280	1,428,431

Total	1,002,033	1,570,696

(1)	Refer to Note 12 Share-Based Payments for further details.

Key management personnel include directors and corporate auditors of the Company.

LINE Corporation

Notes to Interim Condensed Consolidated Financial Statements – Unaudited (continued)

14.	Business combinations

Acquisition in 2015

Acquisition of MixRadio

On March 16, 2015, the Group acquired the MixRadio, a music streaming service, from Microsoft Mobile Oy. The acquisition of MixRadio allows the Group to expand the range of services. The Group determined that the acquisition of MixRadio is a business combination in accordance with IFRS 3, as the Group acquired inputs and processes, such as music rights and the trade name of MixRadio, with which principal activities have been commenced. The valuation of the fair values of the assets acquired and the liabilities assumed was completed as of December 31, 2015.

In the fourth quarter of 2015, the Group made a strategic decision and decided to focus on its core LINE business and portal segment. As of December 31, 2015, the Group considered the abandonment of the MixRadio business to be probable. Therefore, as the future cash flows were expected to be negative, goodwill allocated to the MixRadio business was fully impaired. In addition, MixRadio’s intangible assets with definite useful life and property and equipment were fully impaired. MixRadio was subsequently abandoned on March 21, 2016. Refer to Note 9 Discontinued Operations for further details.

Assets acquired and liabilities assumed

The fair values of the identifiable assets and liabilities of MixRadio as of the date of acquisition were as follows:

(In thousands of yen)

Fair value recognized on acquisition
Assets
Property and equipment	39,320
Intangible assets
Technology	845,121
Music rights	543,292
Trademarks	156,951
Customer relationships	108,658
Other intangible assets	3,665

1,697,007

Liabilities
Trade and other payables	1,544,410
Other liabilities	550,774

2,095,184

Total identifiable net assets at fair value	(398,177)

Goodwill	2,697,621

Total consideration	2,299,444

LINE Corporation

Notes to Interim Condensed Consolidated Financial Statements – Unaudited (continued)

14.	Business combinations (continued)

Acquisition in 2015 (continued)

Acquisition of MixRadio (continued)

Assets acquired and liabilities assumed (continued)

The Group paid 2,299,444 thousand yen in cash, which was included as part of cash flows from investing activities in the Interim Condensed Consolidated Statements of Cash Flows, and assumed certain liabilities in acquiring MixRadio. Goodwill of 2,697,621 thousand yen represented the value of expected synergies arising from the acquisition. All of the goodwill recognized is expected to be deductible for income tax purposes.

As part of the business combination, the Group also acquired an assembled workforce from MixRadio. However, the assembled workforce did not meet the criteria for recognition as an intangible asset under IAS 38.

From the date of acquisition, MixRadio has increased loss from discontinued operations, net of tax, of the Group by 148,046 thousand yen for the three-month period ended March 31, 2015. Because MixRadio was classified as a discontinued operation, revenues and expenses from continuing operations are not impacted. If the combination had taken place on January 1, 2015, the loss for the three-month period ended March 31, 2015, would have been 2,759,874 thousand yen (unaudited). Because MixRadio was classified as a discontinued operation, revenues and expenses from continuing operations are not impacted.

Transaction costs of 74,029 thousand yen have been expensed and are included in other operating expenses in the Interim Condensed Consolidated Statement of Profit or Loss.

LINE Corporation

Notes to Interim Condensed Consolidated Financial Statements – Unaudited (continued)

14.	Business combinations (continued)

Acquisition in 2016

Acquisition of M.T. Burn

On February 29, 2016, the Group acquired 50.5% of the voting shares of M.T. Burn Inc., (“M.T. Burn”), an unlisted company based in Japan, specialized in developing and providing a native mobile advertising platform, “Hike”. The Group acquired M.T. Burn for the purpose of enhancing the Group’s knowledge and technological capability for advertisement. Since the acquisition occurred on February 29, 2016, the Group is in the process of gathering information to evaluate the fair values of the assets acquired and liabilities assumed. The preliminary allocation of the consideration given related to this business combination, which is subject to change until the end of the measurement period (up to one year from the acquisition date), was as follows:

Assets acquired and liabilities assumed

The fair values of the identifiable assets and liabilities of M.T. Burn as of the date of acquisition were as follows:

(In thousands of yen)

Fair value recognized on acquisition
Assets
Cash and cash equivalents	86,551
Trade receivables, net	83,161
Other assets	1,221

170,933

Liabilities
Trade and other payables	77,695
Other financial liabilities, current	50,000
Other financial liabilities, non-current	210,141
Other liabilities	13,266

351,102

Total identifiable net liabilities at fair value	(180,169)

Non-controlling interest	89,194
Goodwill	600,950

Total consideration	509,975

All consideration was paid in cash. The fair value of the trade receivables was 83,161 thousand yen. The gross contractual amounts of the trade receivables were not materially different from the fair value determined as part of the purchase price allocation.

Non-controlling interest in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation are measured at the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets at the acquisition date.

LINE Corporation

Notes to Interim Condensed Consolidated Financial Statements – Unaudited (continued)

14.	Business combinations (continued)

Acquisition in 2016 (continued)

Acquisition of M.T. Burn (continued)

Assets acquired and liabilities assumed (continued)

Goodwill of 600,950 thousand yen represented the value of expected synergies arising from the acquisition and was allocated entirely to the LINE business and portal segment. None of the goodwill recognized was expected to be deductible for income tax purposes.

From the date of acquisition, M.T. Burn had contributed 74,301 thousand yen to the revenue and 6,610 thousand yen to the profit before tax from continuing operations of the Group. If the combination had taken place on January 1, 2016, revenue for the Group from continuing operations would have been 33,592,845 thousand yen (unaudited) and the profit before tax from continuing operations for the Group would have been 4,133,154 thousand yen (unaudited) for the three-month period ended March 31, 2016.

Transaction costs of 5,468 thousand yen have been expensed and are included in other operating expenses in the Interim Condensed Consolidated Statement of Profit or Loss.

(In thousands of yen)

Analysis of cash flows on acquisition:
Total consideration related to the acquisition	(509,975)
Net cash acquired with the subsidiary	86,551

Net cash flows on acquisition (included in cash flows from investing activities)	(423,424)

15.	Principal Subsidiaries

Information on subsidiaries

The table below included subsidiaries which were newly consolidated during the three-month period ended March 31, 2016, and subsidiaries in which the Company’s percentage of ownership changed during such period:

			Percentage of ownership
Name	Primary business activities	Country of incorporation	December 31, 2015	March 31, 2016
PT LINE PLUS INDONESIA(1)	Marketing	Indonesia	–	99.8%
LMN Corporation(2)	MVNO service	Japan	–	100.0%
M.T. Burn(3)	Advertising platform service	Japan	–	50.5%
Bonsai Garage Corporation(4)	Fashion	Japan	100.0%	–

(1)	LINE Plus established PT LINE PLUS INDONESIA in January 2016.

(2)	The Company established LMN Corporation in February 2016.

(3)	The Company acquired M.T. Burn in February 2016.

(4)	Bonsai Garage Corporation was sold to an unrelated third party in February 2016.

LINE Corporation

Notes to Interim Condensed Consolidated Financial Statements – Unaudited (continued)

15.	Principal Subsidiaries (continued)

Information on subsidiaries (continued)

Ultimate parent company of the Group

The next senior and the ultimate parent company of the Group is NAVER, which is domiciled in Korea and listed on the Korean Stock Exchange.

16.	Subsequent events

Deconsolidation of a subsidiary into a joint venture

On April 25, 2016, a transaction with a third party resulted in a decrease of the Group’s ownership of LINE BIZ Plus Ltd. from 100.0% to 50.0%. The decrease in ownership resulted from the issuance of shares by LINE BIZ Plus Ltd. The third party acquired the newly issued shares by contributing 750,000 thousand Baht (2,383,846 thousand yen) in cash.

The financial effects of this transaction have not been recognized as of March 31, 2016. From April 25, 2016, LINE BIZ Plus Ltd. will be accounted for as a joint venture under the equity method because the Group will have joint control of the entity. The investment retained by the Group will be re-measured to its fair value because control was lost. The accounting for this transaction is being finalized.

Additional guarantee contract related to the Japanese Payment Services Act

As of the most recent base date set on March 31, 2016, the Group was required to secure an additional amount of money, 12,592,543 thousand yen, under the Japanese Payment Services Act in order to cover at least one half of the unused balance of virtual credits purchased by end users. Therefore, the Group entered into a new credit guarantee contract with a bank on May 24, 2016 for 12,600,000 thousand yen with a guarantee fee rate of 0.1% to comply with the Japanese Payment Services Act. The impacts of this transaction to the Group’s Interim Condensed Consolidated Financial Statement are insignificant.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Article 330 of the Companies Act makes the provisions of Part III, Chapter 2, Section 10 of the Civil Code of Japan applicable to the relationship between us and our directors and corporate auditors. Section 10 of the Civil Code, among other things, provides in effect that:

(1)	Any director or corporate auditor of a company may demand advance payment of expenses which are considered necessary for the management of the affairs of such company entrusted to him;
(2)	If a director or a corporate auditor of a company has defrayed any expenses which are considered necessary for the management of the affairs of such company entrusted to him, he may demand reimbursement therefor and interest thereon after the date of payment from such company;
(3)	If a director or a corporate auditor has assumed an obligation necessary for the management of the affairs of a company entrusted to him, he may require such company to perform it in his place or, if it is not due, to furnish adequate security; and
(4)	If a director or a corporate auditor, without any fault on his part, sustains damage through the management of the affairs of a company entrusted to him, he may demand compensation therefor from such company.

Pursuant to Article 427, paragraph 1 of the Companies Act and our articles of incorporation, we plan to enter into an agreement with each of our outside directors and corporate auditors providing that such director’s or corporate auditor’s liability for damages to us shall be limited to the higher of either the amount we have determined in advance (which shall be not less than ¥10 million) or the amount prescribed by applicable laws and regulations, provided that such director or corporate auditor has acted in good faith and without gross negligence.

Further, pursuant to Article 426, paragraph 1 of the Companies Act and our articles of incorporation, we may, by resolution of the board of directors, release any of our directors or corporate auditors from liability for damages to us, provided that such director or corporate auditor has acted in good faith and without gross negligence to the extent permitted by applicable laws and regulations.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.	RECENT SALES OF UNREGISTERED SECURITIES

During the past three years, we have issued the following securities (including options to acquire shares of our common stock). We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions.

On December 16, 2013, we issued options to acquire an aggregate of 3,430,500 shares of our common stock, at an exercise price of ¥344 per share, to certain of our directors and employees and those of our subsidiaries. On February 7, 2014, we issued options to acquire an aggregate of 1,825,000 shares of our common stock, at an exercise price of ¥1,320 per share, to certain of our employees as well as directors and employees of our subsidiaries. On August 8, 2014, we issued options to acquire an aggregate of 752,500 shares of our common stock, at an exercise price of ¥1,320 per share, to certain of our employees and directors and employees of our subsidiaries. On October 31, 2014, we issued options to acquire an aggregate of 348,500 shares of our common stock, at an exercise price of ¥1,320 per share, to certain of our employees and directors and employees of our subsidiaries. On February 4, 2015, we issued options to acquire an aggregate of 5,773,500 shares of our common stock, at an exercise price of ¥1,320 per share, to certain of our directors and employees as well as directors, corporate auditors and employees of our subsidiaries. On August 30, 2013, we issued to Sumitomo Mitsui Banking Corporation, as initial purchaser, unsecured floating rate notes with an aggregate principal amount of ¥1,500 million including the aggregate purchase discounts and commission of ¥3.75 million. We believe that the issuances of these securities were exempt from registration under the Securities Act because they were made pursuant to exemptions from registration provided by Section 4(2) of the Securities Act or Rule 701 or Regulation S promulgated thereunder.

ITEM 8.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)	Exhibits

Number	Description

1.1*	Form of Underwriting Agreement

3.1*	Articles of Incorporation of the Registrant (English translation)

3.2*	Share Handling Regulations of the Registrant (English translation)

3.3*	Regulations of the Board of Directors of the Registrant (English translation)

3.4*	Regulations of the Board of Corporate Auditors of the Registrant (English translation)

4.1*	Form of Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Receipts (including Form of American Depositary Receipt)

5.1**	Form of Opinion of Nishimura & Asahi

8.1	Opinion of Nishimura & Asahi regarding certain Japanese tax matters (included in Exhibit 5.1)

10.1	Form of Employee Agreement between the Registrant and its non-director executive officers (English translation)

10.2	Form of Employee Stock Option Agreement (English translation)

10.3	Reserved

10.4 †	Information Technology Service Agreement, dated April 1, 2013, between the Registrant and NAVER Business Platform Corporation and an amendment dated June 30, 2015 (English translation)

10.5	Business Sale Agreement, dated December 18, 2014, between the Registrant and Microsoft Mobile Oy

10.6	Service Partnership Agreement, dated January 1, 2014, between LINE Plus Corporation and NAVER Corporation and an amendment dated December 31, 2014 (English translation)

16.1	Letter from Deloitte Touche Tohmatsu LLC, dated June 10, 2016

21.1*	List of Subsidiaries of the Registrant

23.1	Consent of Nishimura & Asahi (included in Exhibit 5.1)

23.2	Consent of PricewaterhouseCoopers Aarata

23.3	Consent of Deloitte Touche Tohmatsu LLC

24.1	Power of Attorney (included on signature page)

*	To be filed by amendment.
**	Signed opinion to be filed by amendment.
†	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been separately filed with the Securities and Exchange Commission.

(b)	Financial Statement Schedules

Schedules have been omitted because the information to be set forth therein is not applicable or is shown in the Financial Statements or the Notes thereto.

ITEM 9.	UNDERTAKINGS

(a)        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)         The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Tokyo, Japan, on June 10, 2016.

LINE Corporation

By:	/s/ Takeshi Idezawa
	Name:	Takeshi Idezawa
	Title:	Representative Director, President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, each person whose signature appears below hereby constitutes and appoints Takeshi Idezawa and In Joon Hwang as his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments or documents which said attorneys-in-fact and agents may deem necessary or desirable to enable the registrant to comply with the U.S. Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of shares of common stock of the registrant and American Depositary Shares representing such shares of common stock (together, the “Shares”), including, without limitation, the power and authority to sign the registration statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Hae Jin Lee Name: Hae Jin Lee	Chairman	June 10, 2016

/s/ Takeshi Idezawa Name: Takeshi Idezawa	Representative Director, President and Chief Executive Officer (principal executive officer)	June 10, 2016

/s/ Joongho Shin Name: Joongho Shin	Director	June 10, 2016

/s/ Jun Masuda Name: Jun Masuda	Director	June 10, 2016

/s/ In Joon Hwang Name: In Joon Hwang	Director and Chief Financial Officer (principal financial officer)	June 10, 2016

/s/ Tadashi Kunihiro Name: Tadashi Kunihiro	Outside Director	June 10, 2016

/s/ Koji Kotaka Name: Koji Kotaka	Outside Director	June 10, 2016

/s/ Rehito Hatoyama Name: Rehito Hatoyama	Outside Director	June 10, 2016

/s/ Kokan Ki Name: Kokan Ki	Head of Finance and Accounting (principal accounting officer)	June 10, 2016

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of LINE Corporation has signed this registration statement or amendment thereto in the city of Los Angeles, State of California, on June 10, 2016.

LINE Euro-Americas Corporation

By:	/s/ Youngsu Ko
Name: Youngsu Ko
Title: Chief Executive Officer